adaptec®

AR/S

P.E.
3/31/06

Adaptec, Inc.

2006 Annual Report & Proxy Statement

ADAPTEC CELEBRATES 25 STORAGE INNOVATION

Letter from
S. "Sundi" Sundaresh
President and Chief Executive Officer

adaptec

Dear stockholders, customers, suppliers and employees:

In Fiscal 2006 we put Adaptec on a course toward recovery. During the year, we made significant changes in Adaptec's business model and operations that have already made positive impacts on our fundamentals. We regained an intense focus on our core business and took many actions to drive profitable business strategies, streamline our cost structure, and improve our execution on all fronts. As a result, we have a much healthier business today than we did at the end of Fiscal 2005. While we still have a lot of hard work ahead of us as we put together a plan for growth in Fiscal 2007, I feel confident that, with the strong foundation we created this year, we are well positioned for the future.

Setting a Course for Recovery

At the end of Fiscal 2005, Adaptec faced several challenges—some market driven and some due to lack of effective execution. During Fiscal 2006, Adaptec built a strong new management team who set a course for recovery by looking at three key areas: focus and execution, profitability, and laying a foundation for growth. I am pleased to report that, by the end of Fiscal 2006, we have made significant inroads in these areas and towards the company's recovery.

Improved Focus and Execution

As we examined our various business lines, we felt that Adaptec was not doing a good job of capitalizing on its core intellectual property and product strengths. Additionally, we determined that the company was struggling with overly complex processes, lack of accountability, and a product mix that was too broad. To this end, one of our first actions was to reorganize the company internally, driving improvement in our systems and processes and increasing accountability throughout the organization.

Next, we set about building a stronger company for the long term, by increasing focus on our core technology foundation and seeking out opportunities for partnerships to expand our RAID and software footprint. As part of this effort, we decided to divest certain parts of our systems business, which included external storage systems that were obtained primarily through the Eurologic acquisition. In January 2006, we sold this business to the design and manufacturing subsidiary of Sanmina-SCI.

Already our new organizational structure and improved focus has had a dramatic impact on our ability to execute. During the year we launched several new Serial ATA and Serial Attached SCSI products into the channel and today boast the broadest next-generation serial product line in the industry. In fact during Fiscal 2006, sales of Adaptec serial products grew at approximately 15% quarter-over-quarter. In terms of unit volume, Adaptec has sold over 1 million serial products to date.

Profitability

In an effort to return Adaptec to profitability, we began the year by re-examining all programs and lines of business. We determined that our mix of OEM and channel business was not in balance, causing an unfavorable margin situation. As a result, we rationalized many OEM relationships and existing programs that did not possess significant potential for long-term gains. For example, in September 2005 Adaptec renegotiated an agreement with IBM regarding the development and delivery of RAID controllers and connectivity products for IBM's iSeries and pSeries systems. Adaptec sold the business back to IBM, as we believed that this would not be a profitable long-term opportunity for the company.

During our analysis of the business, we also found an opportunity to achieve cost savings and improve profitability within our manufacturing operations. So, in December 2005 we made the decision to outsource the manufacturing of our data protection and connectivity products through a multi-year contract manufacturing agreement with Sanmina-SCI. We subsequently sold our Singapore manufacturing facility, assets and inventory to Sanmina-SCI and began the transition process. While the transition process

Notice of 2006 Annual Meeting and Proxy Statement

Proxy

adaptec®

July 28, 2006

To our stockholders:

You are cordially invited to attend the 2006 Annual Meeting of Stockholders (the "Annual Meeting") to be held by means of remote communication on the Internet at Adaptec's website *http://investor.adaptec.com* and by telephone conference at (800) 289-0572, passcode 3004936, on Thursday, September 14, 2006 at 10:00 a.m., local time.

The matters to be acted upon at the Annual Meeting are described in detail in the accompanying Notice of 2006 Annual Meeting of Stockholders and Proxy Statement.

If you received your Annual Meeting materials by mail, the Notice of 2006 Annual Meeting of Stockholders, Annual Report, Proxy Statement and proxy card are enclosed. If you received your Annual Meeting materials by email, the email contains voting instructions and links to the Annual Meeting materials on the Internet.

Please use this opportunity to contribute to our company by voting on the matters to come before the Annual Meeting. **Whether or not you plan to attend the Annual Meeting in person via the live webcast or by telephone conference, you may cast your vote online (beneficial holders only) even if you did not receive your Annual Meeting materials by email.** To vote online, follow the instructions for online voting contained within your Annual Meeting materials. In addition, if you live in the United States or Canada, you may vote by telephone (beneficial holders only) by following the instructions for telephone voting contained within your Annual Meeting materials. If you received your Annual Meeting materials by mail and do not wish to vote online or by telephone, or if you are a registered stockholder (see definition in the accompanying Proxy Statement), please complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope before the Annual Meeting so that your shares will be represented at the Annual Meeting. Voting online, by telephone or by returning the proxy card does not deprive you of your right to attend the Annual Meeting via the live webcast or by telephone conference and to vote your shares by facsimile while the polls are open during the Annual Meeting.

We encourage you to conserve natural resources, as well as significantly reduce printing and mailing costs, by **signing up for electronic delivery of Adaptec stockholder communications.** For more information, see the "Electronic Delivery of Stockholder Communications" section of the enclosed Proxy Statement.

To assure your representation at the Annual Meeting, we urge you to vote as soon as possible. If telephone or online voting is available to you, we encourage these faster and less costly methods. Stockholders attending the Annual Meeting via the live webcast or by telephone conference may vote during the meeting by faxing their completed proxy form to (408) 957-7145 prior to the close of voting.

We hope you'll join us at the Annual Meeting.

Sincerely,

S. Sundaresh

S. "Sundi" Sundaresh
President and CEO

ADAPTEC, INC.
691 South Milpitas Boulevard
Milpitas, California 95035

NOTICE OF 2006 ANNUAL MEETING OF STOCKHOLDERS

To our stockholders:

Our 2006 Annual Meeting of Stockholders (the "Annual Meeting") will be held by means of remote communication at Adaptec's website at *http://investor.adaptec.com* and by telephone conference at (800) 289-0572, passcode 3004936, on Thursday, September 14, 2006 at 10:00 a.m., local time.

At the Annual Meeting, you will be asked to consider and vote upon the following matters:

1. The election of eight directors to our Board of Directors, each to serve until our 2007 Annual Meeting of Stockholders and until his or her successor has been elected and qualified or until his or her earlier resignation, death or removal. Our Board of Directors intends to present the following nominees for election as directors:

Jon S. Castor	Robert J. Loarie	Judith M. O'Brien	S. "Sundi" Sundaresh
Joseph S. Kennedy	D. Scott Mercer	Charles J. Robel	Douglas E. Van Houweling

2. The approval of the Adaptec, Inc. 2006 Director Plan.

3. The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2007.

4. The transaction of any other business that may properly come before the Annual Meeting or any adjournment of the Annual Meeting.

These items of business are more fully described in the attached Proxy Statement. Only stockholders of record at the close of business on July 25, 2006 are entitled to notice of and to vote at the Annual Meeting or any adjournment of the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for electronic examination for a period of ten days before the Annual Meeting, as well as electronically during the Annual Meeting. To examine the list, please telephone our Stock Administration Department at (408) 957-6765. Upon verification that you are entitled to examine the list, you will be provided with information necessary to access the list that will be available on an electronic network.

By Order of the Board of Directors,

Dennis R. DeBroeck
Corporate Secretary

Milpitas, California
July 28, 2006

Whether or not you plan to attend the Annual Meeting via the live webcast or by telephone conference, please cast your vote online, by telephone or by completing, dating, signing and promptly returning the enclosed proxy card in the enclosed postage-paid envelope before the Annual Meeting so that your shares will be represented at the Annual Meeting.

ADAPTEC, INC.
691 South Milpitas Boulevard
Milpitas, California 95035

PROXY STATEMENT

July 28, 2006

The accompanying proxy is solicited on behalf of the Board of Directors of Adaptec, Inc., a Delaware corporation ("Adaptec"), for use at the 2006 Annual Meeting of Stockholders (the "Annual Meeting") to be held completely on an electronic basis on Thursday, September 14, 2006 at 10:00 a.m., local time. This Proxy Statement and the accompanying form of proxy card were mailed to stockholders on or about August 4, 2006. Our Annual Report for fiscal 2006 is enclosed with this Proxy Statement. This Proxy Statement was also posted on our website at http://investor.adaptec.com on July 28, 2006.

Attendance by Remote Communication

The Annual Meeting will be held entirely by remote communication, as permitted by Delaware law. There will be no physical location at which stockholders may attend the Annual Meeting, but stockholders may attend and participate in the Annual Meeting remotely. Stockholders who participate in the Annual Meeting by means of remote communication will be deemed to be present in person and will be able to vote during the Annual Meeting at the times that the polls are open. A stockholder who wishes to attend the Annual Meeting via the live webcast should go to http://investor.adaptec.com and click on the appropriate link under the heading "Announcements and Events" or, alternatively, stockholders may attend the Annual Meeting via telephone conference by dialing (800) 289-0572, passcode 3004936. Whether you will attend the Annual Meeting by webcast or by telephone conference, you should sign-in at least 15 minutes before the meeting to register your attendance and complete the verification procedures we have implemented to confirm that you were a stockholder of record as of July 25, 2006, the record date for the Annual Meeting.

Stockholders may also obtain additional information about accessing and voting at the Annual Meeting by calling our Stock Administration Department at (408) 957-6765.

Record Date; Quorum; List of Stockholders of Record

Only holders of record of common stock at the close of business on July 25, 2006 will be entitled to vote at the Annual Meeting. At the close of business on the record date, we had 115,980,238 shares of common stock outstanding and entitled to vote. A majority of the shares outstanding on the record date, represented by proxy or in person via the live webcast or by telephone conference, will constitute a quorum for the transaction of business at the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for electronic examination for a period of ten days before the Annual Meeting, as well as electronically during the Annual Meeting. Stockholders may examine the list for purposes germane to the Annual Meeting. To examine the list, please telephone our Stock Administration Department at (408) 957-6765. Upon verification that you are entitled to examine the list, you will be provided with information necessary to access the list that will be available on an electronic network.

Effect of Abstentions and "Broker Non-Votes"

If a stockholder indicates on his or her proxy card that the stockholder wishes to abstain from voting, including a bank or broker holding its customers' shares of record who cause abstentions to be recorded, these shares are considered present and entitled to vote at the Annual Meeting. These shares will count toward determining whether or not a quorum is present. However, these shares will not be taken into account in determining the outcome of any of the proposals.

If a stockholder does not give a proxy to his or her broker with instructions as to how to vote the shares, the broker has authority under New York Stock Exchange rules to vote those shares for or against "routine" matters, such as the election of directors to our Board of Directors and the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm. Brokers cannot vote on their customers' behalf on "non-routine" proposals, such as the approval of the Adaptec, Inc. 2006 Director Plan. These rules apply to us notwithstanding the fact that shares of our common stock are traded on The NASDAQ Global Market. If a broker votes shares that are unvoted by its customers for or against a "routine" proposal, these shares are counted for the purpose of establishing a quorum and also will be counted for the purpose of determining the outcome of such "routine" proposals. If a broker chooses to leave these shares unvoted, even on "routine" matters, the shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of any of the proposals.

Voting Rights; Required Vote

Because brokers cannot vote "unvoted" shares on behalf of their customers for "non-routine" matters, such as approval of the Adaptec, Inc. 2006 Director Plan, it is very important that stockholders vote their shares. If you do not vote your shares, your unvoted shares will not be considered at the Annual Meeting.

Stockholders are entitled to one vote for each share of common stock held by them as of the record date. Directors will be elected by a plurality of the shares of common stock represented by proxy at the Annual Meeting and entitled to vote on the election of directors. This means that the eight nominees receiving the highest number of votes will be elected to the Board. Stockholders do not have the right to cumulate their votes in the election of directors. Approval of each of Proposal No. 2 approving the Adaptec, Inc. 2006 Director Plan and Proposal No. 3 ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2007 requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person via the live webcast or by telephone conference or by proxy, provided that the affirmative votes must be not less than a majority of the required quorum for the Annual Meeting. The inspector of elections appointed for the Annual Meeting will separately tabulate the relevant affirmative and negative votes, abstentions and broker non-votes for each proposal.

Voting of Proxies

Stockholders that are beneficial owners (your Adaptec shares are held for you in street name by your bank, broker or other nominee) have three options for submitting their votes before the Annual Meeting, by: (a) Internet, (b) telephone or (c) mail. If you have Internet access and are a beneficial owner of shares of Adaptec common stock, you may submit your proxy from any location in the world by following the "Vote by Internet" instructions on the proxy card. If you live in the United States or Canada and are a beneficial owner, you may submit your proxy by following the "Vote by Telephone" instructions on the proxy card. If you received your Annual Meeting materials by mail and do not wish to vote online or by telephone, or if you are a registered stockholder (you hold your Adaptec shares in your own name through our transfer agent, Registrar and Transfer Company, or you are in possession of stock certificates), please complete and properly sign the proxy card you receive and return it to us in the prepaid envelope, and it will be voted in accordance with the specifications made on the proxy card. If no specification is made on a signed and returned proxy card, the shares represented by the proxy will be voted "**FOR**" the election to the Board of Directors of each of the eight nominees named on the proxy card, "**FOR**" approval of the Adaptec, Inc. 2006 Director Plan, "**FOR**" ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2007 and, if any other matters are properly brought before the Annual Meeting, the proxy will be voted as the Board of Directors may recommend. **We encourage beneficial stockholders with Internet access to record your vote on the Internet or, alternatively, to vote by telephone.** Internet and telephone voting is convenient, saves on postage and mailing costs and is recorded immediately, minimizing risk that postal delays may cause your vote to arrive late and therefore not be counted. Registered stockholders attending the Annual Meeting via the live webcast or by telephone conference may vote during the Annual Meeting by faxing their completed proxy form to (408) 957-7145 prior to the close of voting, and any previously submitted votes will be superseded by such faxed vote. Please note, however, that if a beneficial stockholder wishes to vote at the Annual Meeting, the beneficial stockholder must submit via fax to the Annual Meeting at (408) 957-7145 a letter from his, her or its broker, bank or other nominee confirming the stockholder's beneficial ownership of the shares and that the broker, bank or other nominee is not voting the shares at the Annual Meeting.

Adjournment of Annual Meeting

If a quorum is not present to transact business at the Annual Meeting or if we do not receive sufficient votes in favor of the proposals by the date of the Annual Meeting, the persons named as proxies may propose one or more adjournments of the Annual Meeting to permit solicitation of additional proxies. Any adjournment would require the affirmative vote of a majority of the shares represented in person via the live webcast or by telephone conference or by proxy at the Annual Meeting.

Expenses of Soliciting Proxies

Our Board of Directors is soliciting the proxy included with this Proxy Statement for use at the Annual Meeting. We will pay the expenses of soliciting proxies for the Annual Meeting. After the original mailing of the proxy cards and other soliciting materials, we and/or our agents also may solicit proxies by mail, telephone, facsimile, email or in person. After the original mailing of the proxy cards and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our common stock forward copies of the proxy cards and other soliciting materials to persons for whom they hold shares and request authority for the exercise of proxies. We will reimburse the record holders for their reasonable expenses if they ask us to do so. We have engaged The Proxy Advisory Group of Strategic Stock Surveillance, LLC to assist in the solicitation of proxies and provide related advice and information support at an estimated cost of $8,500, plus expenses and disbursements.

Revocability of Proxies

Any person signing a proxy card in the form accompanying this Proxy Statement has the power to revoke it at any time before it is voted. A proxy may be revoked by signing and returning a proxy card with a later date, by delivering a written notice of revocation to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, that the proxy is revoked or by attending the Annual Meeting in person via the live webcast or by telephone conference and voting by fax prior to the close of voting. The mere presence at the Annual Meeting in person via the live webcast or by telephone conference of a stockholder who has previously appointed a proxy will not revoke the appointment. Please note, however, that if a stockholder has instructed a broker, bank or nominee to vote his, her or its shares of Adaptec common stock, the stockholder must follow the directions received from the broker, bank or nominee to change his, her or its instructions. In the event of multiple online or telephone votes by a stockholder, each vote will supersede the previous vote and the last vote cast will be deemed to be the final vote of the stockholder, unless such vote is revoked by fax at the Annual Meeting according to the instructions outlined above.

Electronic Delivery of Stockholder Communications

If you received your Annual Meeting materials by mail, we encourage you to help us conserve natural resources, as well as significantly reduce printing and mailing costs, by **signing up to receive your stockholder communications electronically via email**. With electronic delivery, you will be notified via email as soon as the Annual Report and Proxy Statement are available on the Internet, and you can easily submit your vote online. Electronic delivery also can eliminate duplicate mailings and reduce the amount of bulky paper documents you maintain in your personal files. To sign up for electronic delivery:

Registered Owner: follow the instructions on the proxy card enclosed with your Annual Meeting materials to enroll.

Beneficial Owner: visit *www.icsdelivery.com* to enroll.

Your electronic delivery enrollment will be effective until you cancel it. If you have questions about electronic delivery, please call our Stock Administration Department at (408) 957-6765.

Delivery of Voting Materials to Stockholders Sharing an Address

To reduce the expense of delivering duplicate voting materials to stockholders who may have more than one Adaptec stock account, we have adopted a procedure approved by the Securities and Exchange Commission, or SEC, called "householding." Under this procedure, certain stockholders of record who have the same address and last name and do not participate in electronic delivery of Annual Meeting materials will receive only one copy of the Annual Meeting materials and any additional proxy soliciting materials sent to stockholders until such time as one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce duplicate mailings and save printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to receive separate proxy cards.

How to Obtain a Separate Set of Voting Materials

If you received a householded mailing this year and you would like to have additional copies of the Annual Meting materials mailed to you, please submit your request to Adaptec, Inc., 691 South Milpitas Boulevard, Milpitas, California 95035, Attn: Stock Administration Department, or call (408) 957-6765. You may also contact us at this address or phone number above if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

PROPOSAL NO. 1—ELECTION OF DIRECTORS

Our Board of Directors currently consists of eleven directors. Carl J. Conti, Lucie J. Fjeldstad and Ilene H. Lang, three of our current non-employee directors, will not stand for re-election and their terms will expire at the Annual Meeting. It is intended that the proxies will be voted for the eight nominees named below for election to our Board of Directors unless authority to vote for any such nominee is withheld. Each of the nominees is presently one of our directors.

Proxies cannot be voted for a greater number of persons than the number of nominees named. If any nominee for any reason is unable to serve, or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder may determine. We are not aware of any nominee who will be unable to, or for good cause will not, serve as a director. The term of office of each person elected as a director will continue until the next Annual Meeting of our stockholders or until his or her successor has been elected and qualified.

Directors/Nominees

The names of the nominees, their ages as of the date of this Proxy Statement and certain information about them are set forth below:

Name of Director	Age	Principal Occupation	Director Since
Jon S. Castor	54	Private Investor	2006
Joseph S. Kennedy	60	President and Chief Executive Officer of Omneon, Inc.	2001
Robert J. Loarie	63	Advisory Director of Morgan Stanley & Co.	1981
D. Scott Mercer	55	Private Investor	2003
Judith M. O'Brien	56	Managing Director at Incubic Venture Fund	2006
Charles J. Robel	57	Private Investor	2006
S. "Sundi" Sundaresh	50	President and Chief Executive Officer of Adaptec, Inc.	2005
Douglas E. Van Houweling	62	President and Chief Executive Officer of the University Corporation for Advanced Internet Development	2002

Proxy

Mr. Castor has been a private investor since June 2004. From January 2004 to June 2004, Mr. Castor was an Executive Advisor to the Chief Executive Officer of Zoran Corporation, a provider of digital solutions for applications in the digital entertainment and digital imaging markets, and from August 2003 to December 2003, he was Senior Vice President and General Manager of Zoran's DTV Division. From October 2002 to August 2003, Mr. Castor was the Senior Vice President and General Manager of the TeraLogic Group at Oak Technology Inc., a developer of integrated circuits and software for digital televisions and printers, which was acquired by Zoran. In 1996, Mr. Castor co-founded TeraLogic, Inc., a developer of digital television integrated circuits, software and systems, where he served in several capacities, including as its Chief Executive Officer and director from November 2000 to October 2002, when it was acquired by Oak Technology. Mr. Castor is also a director and member of the Audit Committee of Genesis Microchip, Inc., and a director of a privately held company.

Mr. Kennedy has served as the President and Chief Executive Officer of Omneon, Inc., a developer of video media servers for the broadcast industry, since June 2003. From June 1999 until March 2002, he served as President, Chief Executive Officer and Chairman of the Board of Pluris Inc., a developer of Internet routers. Mr. Kennedy was the founder and Chief Executive Officer of Rapid City Communications from February 1996 until that company was acquired by Bay Networks in June 1997, after which time he served as President and General Manager of Bay Networks' switching products division until June 1998.

Mr. Loarie has served as an Advisory Director of Morgan Stanley & Co., a diversified investment firm, since April 2003, as a Managing Director from December 1997 until March 2003, and as a principal of that firm from August 1992 until November 1997. Mr. Loarie also has served as a general partner or managing member of several venture capital investment partnerships or limited liability companies affiliated with Morgan Stanley since August 1992. Mr. Loarie is also a director of a privately held company.

Mr. Mercer has been a private investor since December 2004 and served as our Interim Chief Executive Officer from May 2005 through November 2005. Mr. Mercer served as a Senior Vice President and Advisor to the Chief Executive Officer of Western Digital Corporation, a supplier of disk drives to the personal computer and consumer electronics industries, from February 2004 through December 2004. Prior to that, Mr. Mercer was a Senior Vice President and the Chief Financial Officer of Western Digital Corporation from October 2001 through January 2004. From June 2000 to September 2001, Mr. Mercer served as Vice President and Chief Financial Officer of Teralogic, Inc., a supplier of semiconductors and software to the digital television industry. From June 1996 through May 2000, Mr. Mercer held various senior operating and financial positions with Dell, Inc., a provider of products and services enabling customers to build their information-technology and Internet infrastructures. Mr. Mercer is also a director of Conexant Systems, Inc., NetRatings, Inc. and Palm, Inc.

Ms. O'Brien has been a Managing Director at Incubic Venture Fund, a venture capital firm, since February 2001. From 1984 until 2001, Ms. O'Brien was a partner with Wilson Sonsini Goodrich & Rosati LLP, where she specialized in corporate finance, mergers and acquisitions and general corporate matters. Ms. O'Brien is also a director and the Chairperson of the Compensation Committee for Ciena Corporation, a supplier of communications networking equipment, software and services. She also serves on the board of directors of several privately held companies.

Mr. Robel has been a private investor since December 2005. Previously, he was a Managing Member and Chief of Operations for Hummer Winblad Venture Partners, a venture capital firm, from June 2000 to December 2005. Prior to joining Hummer Winblad, Mr. Robel led the High Technology Transaction Services Group of PricewaterhouseCoopers LLP in Silicon Valley from 1995 until 2000 and served as the partner in charge of the Software Industry Group at PricewaterhouseCoopers from 1985 to 1995. Prior to that, Mr. Robel was with PricewaterhouseCoopers in Los Angeles and Phoenix. Mr. Robel is also a director and Chairman of the Audit Committee for Borland Software Corp., a director and member of the Audit Committee at McAfee, Inc. and Informatica Corp. and a director of a privately held company.

Mr. Sundaresh has served as our Chief Executive Officer since November 2005, President since May 2005 and briefly served as our Executive Vice President of Marketing and Product Development in May 2005. Prior to rejoining Adaptec, Mr. Sundaresh provided consulting services at various companies, including Adaptec, from December 2004 to April 2005. Between July 2002 and December 2004, Mr. Sundaresh served as President and Chief Executive Officer of Candera, Inc., a supplier of network storage controllers. From July 1998 to April 2002, Mr. Sundaresh served as President and Chief Executive Officer of Jetstream Communications, a provider of voice over broadband solutions. Mr. Sundaresh previously worked at Adaptec from March 1993 to June 1998 as Vice President and General Manager for the Personal I/O business and Corporate Vice President of Worldwide Marketing.

Dr. Van Houweling has served as the President and Chief Executive Officer of the University Corporation for Advanced Internet Development (UCAID), the formal organization supporting Internet2, since October 1997. Dr. Van Houweling also serves as a professor in the School of Information at the University of Michigan. Before undertaking his responsibilities at UCAID, Dr. Van Houweling was Dean for Academic Outreach and Vice Provost for Information and Technology at the University of Michigan.

Composition of Board of Directors

In connection with the appointments in July 2006 of Mr. Castor and Ms. O'Brien to our Board, we increased the size of our Board from nine to 11 members. Following the resignations of Mr. Conti, Ms. Fjeldstad and Ms. Lang that will be effective immediately preceding the Annual Meeting, the Board will be reduced to eight members. With the exception of Mr. Conti, Ms. Fjeldstad and Ms. Lang, all of our current directors will stand for re-election at the Annual Meeting, as described in this Proxy Statement.

Board of Directors Meetings and Committees

During fiscal 2006, the Board of Directors met 12 times, including telephone conference meetings, and acted twice by unanimous written consent. No director attended fewer than 75% of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which the director served during fiscal 2006.

Standing committees of the Board of Directors include the Audit Committee, Compensation Committee and Governance and Nominating Committee. In addition, during 2006 the Board of Directors established a Transaction Committee that is not intended to be a standing committee. Each of the Audit Committee, Compensation Committee and Governance and Nominating Committee operate under a written charter approved by the Board of Directors, all of which are available on our website at *www.adaptec.com.* Each of these charters also is available in print to any stockholder upon request.

We strongly encourage directors to attend our annual meetings of stockholders. The Board of Directors endeavors to hold its Board and Board committee meetings on the same day as the annual meeting of stockholders to encourage director attendance. Each of our directors who were members of our Board at the time attended our 2005 Annual Meeting of Stockholders.

Audit Committee. The current members of the Audit Committee are Joseph S. Kennedy, Ilene H. Lang and Charles J. Robel, each of whom is "independent" as defined by the rules of The NASDAQ Stock Market. In March 2006, our Board of Directors elected Mr. Robel to the Board and named him Chairman of the Audit Committee. Robert J. Loarie left the Audit Committee upon Mr. Robel's appointment to the Audit Committee. Mr. Loarie had rejoined the Audit Committee in May 2005 in connection with the resignation of D. Scott Mercer from the Audit Committee when Mr. Mercer became our Interim Chief Executive Officer. Mr. Mercer had served as our "audit committee financial expert," as defined by the SEC, until his resignation from the Audit Committee in May 2005. We did not have an audit committee financial expert on our Audit Committee following Mr. Mercer's departure from the Committee, since the Board believed it was in the best interests of Adaptec and our stockholders to recruit an additional member to join our Board who would serve as chairperson of the Audit Committee and serve as our audit committee financial expert. In March 2006 when Mr. Robel joined our Board and became the Chairman of our Audit Committee, he became our audit committee financial expert. The Audit Committee met 12 times during fiscal 2006, including telephone conference meetings. The Audit Committee assists the full Board of Directors in its general oversight of our financial reporting, internal controls and audit functions, and is directly responsible for the appointment, compensation and retention of our independent registered public accounting firm, which reports to the Audit Committee. In connection with the reconstitution of our Board committees in connection with the resignations of Mr. Conti, Ms. Fjeldstad and Ms. Lang that will be effective immediately preceding the Annual Meeting, and, following the Annual Meeting, our Audit Committee will consist of Charles J. Robel (Chairman), Jon S. Castor and Joseph S. Kennedy, each of whom is "independent" as defined by the rules of The NASDAQ Stock Market. Mr. Robel will continue to serve as our audit committee financial expert. In addition, each member of the Audit Committee is financially literate, as required by NASDAQ listing standards. For more information, see the "Audit Committee Report" beginning on page 36 of this Proxy Statement.

Compensation Committee. The current members of the Compensation Committee are Lucie J. Fjeldstad and Robert J. Loarie, each of whom is "independent" as defined by the rules of The NASDAQ

Stock Market, an "outside" director as defined in the Internal Revenue Code of 1986, as amended (the "Code"), and a "non-employee director," as defined in Rule 16(b)-3 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Compensation Committee met six times and acted by unanimous written consent 11 times during fiscal 2006. The Compensation Committee establishes our executive compensation policy and determines the salary, bonuses and equity incentive awards of our executive officers. In connection with the reconstitution of our Board committees, following the Annual Meeting our Compensation Committee will consist of Judith M. O'Brien (Chairperson), Jon S. Castor and Robert J. Loarie, each of whom is "independent" as defined by the rules of The NASDAQ Stock Market, an "outside" director as defined in the Code, and a "non-employee director," as defined in Rule 16(b)-3 under the Exchange Act. For more information, see the "Compensation Committee Report" beginning on page 32 of this Proxy Statement.

Governance and Nominating Committee. The current members of the Governance and Nominating Committee are Lucie J. Fjeldstad and Douglas E. Van Houweling. Mr. Mercer served as a member of our Governance and Nominating Committee until May 2005 when he left the committee to become our Interim Chief Executive Officer. Each of Ms. Fjelstad and Mr. Van Houweling are "independent" as defined by the rules of The NASDAQ Stock Market. The Governance and Nominating Committee is responsible for reviewing the qualifications of potential candidates for membership on our Board of Directors and recommending such candidates to the full Board of Directors. In addition, the Governance and Nominating Committee makes recommendations regarding the structure and composition of our Board of Directors and advises and makes recommendations to the full Board of Directors on matters concerning corporate governance. The Governance and Nominating Committee met twice during fiscal 2006. In connection with the reconstitution of our Board committees, following the Annual Meeting our Governance and Nominating Committee will consist of Douglas E. Van Houweling (Chairperson) and Judith M. O'Brien, each of whom is "independent" as defined by the rules of The NASDAQ Stock Market.

Transaction Committee. The current members of the Transaction Committee are Joseph S. Kennedy, Robert J. Loarie and D. Scott Mercer. Mr. Kennedy and Mr. Loarie have served as members since the committee's formation in August 2005, and Mr. Mercer joined the committee in November 2005. The Transaction Committee is responsible for evaluating, planning and approving certain strategic business transactions for Adaptec. The Transaction Committee met twice during fiscal 2006.

Consideration of Director Nominees; New Nominees for Director

Director Qualifications. The goal of the Governance and Nominating Committee is to ensure that our Board of Directors possesses a variety of perspectives and skills derived from high-quality business and professional experience. The Governance and Nominating Committee seeks to achieve a balance of knowledge, experience and capability on our Board of Directors. To this end, the Governance and Nominating Committee seeks nominees with high professional and personal ethics and values, an understanding of our business lines and industry, diversity of business experience and expertise, broad-based business acumen and the ability to think strategically. In addition, the Governance and Nominating Committee considers the level of the candidate's commitment to active participation as a director, both at board and committee meetings and otherwise. Although the Governance and Nominating Committee uses these and other criteria to evaluate potential nominees, we have no stated minimum criteria for nominees. The Governance and Nominating Committee does not use different standards to evaluate nominees depending on whether they are proposed by our directors and management or by our stockholders. When appropriate, the Governance and Nominating Committee may retain executive recruitment firms to assist it in identifying suitable candidates. After its evaluation of potential nominees, the Governance and Nominating Committee submits its chosen nominees to the Board of Directors for approval.

New Nominees for Director. The Governance and Nominating Committee utilizes the services of an executive recruitment firm to assist it in identifying suitable candidates to join our Board. Our two newest

Board members, Mr. Castor and Ms. O'Brien, were elected to the Board in July 2006 following the announcement by three of our non-employee directors—Mr. Conti, Ms. Fjelstad and Ms. Lang—that they would not stand for re-election at this Annual Meeting. Mr. Castor and Ms. O'Brien were each initially proposed as a candidate by Mr. Mercer. In addition, Mr. Robel was elected to our Board in March 2006, in part due to his financial and accounting background that would enable him to serve as our audit committee financial expert. Mr. Robel was also initially proposed as a candidate by Mr. Mercer.

Stockholder Nominees. The Governance and Nominating Committee will consider stockholder recommendations for director candidates. If a stockholder would like to recommend a director candidate for the next annual meeting of stockholders, the stockholder must deliver the recommendation to our Corporate Secretary at our principal executive offices no later than 45 days prior to the anniversary date of the mailing of our Proxy Statement in connection with the previous year's annual meeting of stockholders (the deadline for nominations for the 2007 Annual Meeting of Stockholders is June 20, 2007); provided, however, if the next annual meeting of stockholders occurs on a date more than 30 days earlier or later than the anniversary of the prior year's annual meeting of stockholders, then the Board of Directors will determine a date by which stockholders must submit director recommendations, which date will be a reasonable period prior to the date that we mail to stockholders our proxy materials for such annual meeting and will publicize such date (in a filing under the Exchange Act or by press release) at least 10 days before the date of that annual meeting. Recommendations for candidates should be accompanied by personal information about the candidate, including a list of the candidate's references, the candidate's resume or curriculum vitae and the other information required in the stockholder notice required by Section 2.15 of our Bylaws. A stockholder recommending a candidate may be asked to submit additional information as determined by our Corporate Secretary and as necessary to satisfy the rules of the SEC or The NASDAQ Stock Market. If a stockholder's recommendation is received within the time period set forth above and the stockholder has met the criteria set forth above, the Governance and Nominating Committee will evaluate such candidate, along with the other candidates being evaluated by the Governance and Nominating Committee, in accordance with the committee's charter and will apply the criteria described under "Consideration of Director Nominees; New Nominees for Director—Director Qualifications" above.

Independent Directors

Each of our non-employee directors, other than Messrs. Conti and Mercer, qualifies as "independent" in accordance with the rules of The NASDAQ Stock Market. The NASDAQ independence definition includes a series of objective tests, including that a director may not be our employee and that the director has not engaged in various types of business dealings with us. In addition, as further required by the NASDAQ rules, the Board of Directors has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board of Directors, would interfere with the exercise of such director's independent judgment in carrying out the responsibilities of a director. Under NASDAQ's current rules, Mr. Mercer is not an independent director since he served as our Interim Chief Executive Officer from May 2005 to November 2005. The National Association of Securities Dealers, Inc. has proposed a rule change to modify certain of NASDAQ's corporate governance standards, including those relating to the definition of "independent" director. If the proposed rule change as presently contemplated is adopted, then our Board may determine that Mr. Mercer is an "independent" director in accordance with the rules of The NASDAQ Stock Market.

Communication with the Board

You may contact the Board of Directors by sending an email to *directors@adaptec.com* or by mail to Board of Directors, Adaptec, Inc., 691 South Milpitas Boulevard, Milpitas, California 95035. An employee will forward these emails and letters directly to the Board of Directors. We reserve the right not to forward to the Board of Directors any abusive, threatening or otherwise inappropriate materials.

Corporate Governance Guidelines

The Board of Directors serves as our ultimate decision-making body, except with respect to matters reserved for the decision of our stockholders. The Board of Directors has adopted Corporate Governance Principles to assist in the performance of its responsibilities. These principles are available on the Investors section of our website at *www.adaptec.com.*

Director Compensation

Overview. Our one director who is a company employee—Mr. Sundaresh—receives no additional or special compensation for serving as a director. Our non-employee directors receive a combination of cash and equity compensation for serving on our Board. In addition, we reimburse non-employee directors for out-of-pocket expenses incurred in connection with attending Board and committee meetings. The following table lists the fiscal 2006 compensation for each of our non-employee Board members who served as one of our directors during fiscal 2006:

Fiscal 2006 Non-Employee Director Total Compensation

Director Name	Board of Directors	Audit Committee	Compensation Committee	Governance and Nominating Committee	Transaction Committee	Total Fiscal 2006 Compensation(4)
Carl Conti	$100,000 15,000 options (1)					$100,000 15,000 options
Lucie J. Fjeldstad	$42,000 15,000 options (1)		$7,000	$2,250		$51,250 15,000 options
Joseph S. Kennedy	$38,000 15,000 options (1)	$5,000			$1,400	$44,400 15,000 options
Ilene H. Lang	$44,000 15,000 options (1)	$5,000				$49,000 15,000 options
Robert J. Loarie	$44,000 15,000 options (1)	$5,000	$3,500	$2,250	$1,400	$56,150 15,000 options
D. Scott Mercer (2)	$23,791 15,000 options (1)	$1,507			$ 600	$25,898 15,000 options
Charles J. Robel	$3,000 40,000 options (3)					$3,000 40,000 options
Douglas E. Van Houweling	$40,000 15,000 options (1)			$4,500		$44,500 15,000 options

(1) Exercise price of $5.70 per share. Represents an automatic annual grant awarded on March 31, 2006, the last day of fiscal 2006, pursuant to the Adaptec, Inc. 2000 Director Option Plan.

(2) Mr. Mercer served as our Interim Chief Executive Officer from May 2005 to November 2005 and, in connection with his assuming this position, stepped down from all Board committees on which he served. For additional information regarding Mr. Mercer's fiscal 2006 compensation, see the "Summary Compensation Table" beginning on page 23 and the "Compensation Committee Report" on page 32 of this Proxy Statement.

(3) Exercise price of $6.20 per share. Represents the automatic initial grant awarded on March 23, 2006 in connection with Mr. Robel's appointment as a member of our Board, pursuant to the Adaptec, Inc. 2000 Director Option Plan.

(4) Does not include reimbursement of expenses incurred by the director in attending meetings.

Fiscal 2006 Director Compensation. For fiscal 2006, our director cash compensation was as follows: Carl J. Conti, the Chairman of our Board of Directors, received his annual retainer of $100,000. All other non-employee directors received a $3,000 retainer per fiscal quarter and received $4,000 for each meeting of the Board of Directors attended and were reimbursed for their expenses incurred in attending meetings of the Board of Directors. The Chairperson of the Compensation Committee during fiscal 2006,

Ms. Fjeldstad, received an additional $7,000 per year as compensation, and each other member of the Compensation Committee received an additional $3,500 per year as compensation. The Chairman of the Audit Committee was entitled to receive an additional $10,000 per year as compensation and each other member of the Audit Committee was entitled to receive an additional $5,000 per year as compensation. Mr. Mercer received $1,507 for serving as the Chairman of the Audit Committee until his appointment as our Interim Chief Executive Officer in May 2005. Mr. Robel has served as Chairman of the Audit Committee beginning in March 2006 but did not earn any compensation during fiscal 2006 for so serving. The Chairman of the Governance and Nominating Committee during fiscal 2006, Mr. Van Houweling, received an additional $4,500 per year as compensation and each other member of the Governance and Nominating Committee received an additional $2,250 per year as compensation. For other committees of the Board of Directors that were established and not permanent committees of the Board (including our Transaction Committee), Board members serving on such committees received additional compensation of $400 per meeting hour.

Pursuant to our 2000 Director Option Plan, on March 31, 2006, each of our then-current directors was automatically granted an option to purchase 15,000 shares of our common stock at an exercise price of $5.70 per share. All of these options become vested and exercisable with respect to 25% of the shares subject to the options on the first anniversary of the date of grant, and then with respect to 6.25% of the shares subject to the options for each full quarter thereafter, so long as such person remains a director, such that the options will be fully vested on the fourth anniversary of the date of grant. In addition, when Mr. Robel joined our Board in March 2006, he was automatically granted an option to purchase 40,000 shares of our common stock at an exercise price of $6.20 per share. When Ms. O'Brien joined our Board on July 14, 2006, she was automatically granted an option to purchase 32,500 shares of our common stock at an exercise price of $4.00 per share, and when Mr. Castor joined our Board on July 17, 2006, he was automatically granted an option to purchase 32,500 shares of our common stock at an exercise price of $4.03 per share. These stock options will vest with respect to 25% of the shares subject to the options on the first anniversary of the grant date, and then with respect to 6.25% of the shares subject to the options for each full quarter thereafter, so long as such person remains a director, such that the options will be fully vested on the fourth anniversary of the date of grant. Additionally, if stockholders approve the 2006 Director Plan described in Proposal No. 2 (Adoption of the Adaptec, Inc. 2006 Director Plan), Mr. Castor and Ms. O'Brien will each receive 16,250 shares of restricted common stock that fully vest after one year; if the Director Plan is not approved, they will each receive an additional option to purchase 7,500 shares of our common stock at an exercise price equal to the fair market value on the date of grant. These stock options will vest with respect to 25% of the shares subject to the options on the anniversary of the grant date and then with respect to 6.25% of the shares subject to the options for each full quarter thereafter. If stockholders approve the 2006 Director Plan, the 2000 Director Option Plan will terminate and directors will receive all equity awards under the new plan. We anticipate that if our stockholders approve the 2006 Director Plan, a discretionary grant of 6,250 shares of restricted stock, which will fully vest after one year, will be made under the 2006 Director Plan to each non-employee director that served on our Board of Directors during fiscal 2006. See the description of Proposal No. 2 beginning on page 13 of this Proxy Statement.

Fiscal 2007 Director Compensation. In May 2006, our Compensation Committee amended our non-employee directors' cash compensation program, effective June 1, 2006. The amendments provide for the following changes to the fiscal 2006 program: (1) an increase in the annual cash retainer from $3,000 to $6,500 per fiscal quarter, (2) a reduction in the per-meeting retainer from $4,000 to $3,000 for each Board meeting attended (either in person or by telephone); however, the Chairperson of the Board may designate a given meeting as a $2,000-reduced-fee meeting and (3) the addition of a per-meeting retainer of $1,200 for each Board committee meeting attended that the Chairperson of the committee designates a formal meeting. The following table lists our fiscal 2007 non-employee director cash compensation. These amounts are paid quarterly.

Fiscal 2007 Non-Employee Director Cash Compensation (1)

	Board of Directors	Audit Committee	Compensation Committee	Governance and Nominating Committee
Member Annual Retainer	$ 26,000	$ 5,000	$3,500	$2,250
Per-Meeting Retainer	$ 3,000	$ 1,200	$1,200	$1,200
Chairperson Annual Retainer	$100,000(2)	$10,000	$7,000	$4,500

(1) Board members serving on other Board committees that are not permanent Board committees, such as our Transaction Committee, receive additional compensation of $400 per meeting hour.

(2) Following the Annual Meeting upon the resignation of Mr. Conti, our current Chairman of the Board, from our Board of Directors, D. Scott Mercer will serve as our Chairman of the Board. We expect that our Compensation Committee will amend our fiscal 2007 non-employee directors' cash compensation program to reduce the annual retainer for our Chairman of the Board from $100,000 to $10,000, effective as of immediately following the Annual Meeting.

Deferred Compensation Program. Non-employee directors may choose to receive their cash retainers in cash, defer the payment by investing it in our Deferred Compensation Plan or elect a combination of both.

THE BOARD RECOMMENDS A VOTE *FOR* THE ELECTION OF EACH NOMINEE.

PROPOSAL NO. 2—ADOPTION OF THE ADAPTEC, INC. 2006 DIRECTOR PLAN

The following is a summary of the principal provisions of the Adaptec, Inc. 2006 Director Plan (the "Director Plan"). This summary is qualified in its entirety by reference to the full text of the Director Plan, which is attached to this Proxy Statement as Appendix A.

Stockholders are being asked to approve the Director Plan, in which only non-employee members of the Board of Directors are eligible to participate. Given that our non-employee directors are eligible to receive awards under the Director Plan, our non-employee directors have an interest in this proposal. The Board of Directors recommends a vote "**FOR**" approval of the Director Plan.

Plan History

On July 6, 2006, our Board of Directors adopted the Director Plan. The Director Plan authorizes the award of stock options, restricted stock, stock appreciation rights and restricted stock units, all of which are referred to as "awards." Upon approval of the Director Plan by our stockholders, the Adaptec, Inc. 2000 Director Option Plan (the "2000 Plan"), which is currently in effect, will terminate and no additional shares will be issued under the 2000 Plan. In the event our stockholders do not approve the Director Plan, the 2000 Plan will remain in effect.

The Board adopted the Director Plan to replace the 2000 Plan to (a) broaden the types of equity incentives available for issuance to our non-employee directors, beyond stock options, (b) adopt a discretionary plan which provides greater flexibility regarding the equity incentive component of our non-employee director compensation program to enable us to more readily respond to changes in market compensation and to enhance our ability to attract and retain the highest-caliber candidates for service on our Board and (c) renew the pool available for awards to extend our ability to deliver competitive compensation opportunities to current and prospective non-employee directors over the next few years.

Pursuant to our 2000 Director Option Plan, on March 31, 2006, each of our then-current directors was automatically granted an option to purchase 15,000 shares of our common stock at an exercise price of $5.70 per share. All of these options become vested and exercisable with respect to 25% of the shares subject to the options on the first anniversary of the date of grant, and then with respect to 6.25% of the shares subject to the options for each full quarter thereafter, so long as such person remains a director, such that the options will be fully vested on the fourth anniversary of the date of grant. In addition, when Mr. Robel joined our Board in March 2006, he was automatically granted an option to purchase 40,000 shares of our common stock at an exercise price of $6.20 per share. When Ms. O'Brien joined our Board on July 14, 2006, she was automatically granted an option to purchase 32,500 shares of our common stock at an exercise price of $4.00 per share, and when Mr. Castor joined our Board on July 17, 2006, he was automatically granted an option to purchase 32,500 shares of our common stock at an exercise price of $4.03 per share. These stock options will vest with respect to 25% of the shares subject to the options on the first anniversary of the grant date with respect to 6.25% of the shares subject to the options for each full quarter thereafter, so long as such person remains a director, such that the options will be fully vested on the fourth anniversary of the date of grant. Additionally, if the Director Plan is approved, Mr. Castor and Ms. O'Brien will each receive 16,250 shares of restricted common stock that fully vest after one year; if the Director Plan is not approved, they will each receive an additional option to purchase 7,500 shares of our common stock at an exercise price equal to the fair market value on the date of grant. These stock options will vest with respect to 25% of the shares subject to the options on the anniversary of the grant date and then with respect to 6.25% of the shares subject to the options for each full quarter thereafter. We anticipate that if our stockholders approve the Director Plan, a discretionary grant of 6,250 shares of restricted stock, which will fully vest after one year, will be made under the Director Plan to each non-employee director that served on our Board of Directors during fiscal 2006. We also anticipate that on May 31, 2007 and on each anniversary of May 31st during the term of the Director Plan, we will grant under the Director Plan to each non-employee director then serving stock options to purchase 12,500 shares of

Proxy

our common stock that will vest quarterly over one year and an additional 6,250 shares of restricted stock that fully vest after one year. In addition, we anticipate that we will grant under the Director Plan to each new non-employee director upon his or her joining our Board stock options to purchase 32,500 shares of our common stock that will vest with respect to 25% of the underlying shares on the anniversary of the grant date and 6.25% quarterly thereafter and an additional 16,250 shares of restricted stock that will fully vest after one year. The Compensation Committee anticipates reviewing director compensation annually and, accordingly, may adjust the number and type of equity grants and cash compensation.

Shares Reserved

A total of 1,200,000 shares of our common stock are reserved for issuance under the Director Plan. In addition, any shares that are (1) subject to issuance upon exercise of an option or stock appreciation right granted under the Director Plan but which cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right, (2) subject to restricted stock awards or restricted stock units granted under the Director Plan that are forfeited or are repurchased by us at the original issue price or (3) subject to any awards granted under the Director Plan that terminate without the shares being issued, will be returned to the Director Plan and be available for issuance under the Director Plan. Also, any shares that are available for issuance but unissued under the 2000 Plan, as of the date of its termination, and any shares that are subject to issuance upon exercise of an option granted under the 2000 Plan but which cease to be subject to the option for any reason other than exercise of the option will be available for issuance under the Director Plan.

Stock appreciation rights granted under the Director Plan which are to be settled in shares of our common stock are counted as full shares against the number of shares available under the Director Plan, regardless of the number of shares actually issued upon settlement of the stock appreciation right.

A maximum of 600,000 shares in the aggregate may be issued as restricted stock or restricted stock units under the Director Plan.

Administration

The Director Plan may be administered by our Board of Directors or by members of the Board of Directors acting as a committee. The Board of Directors or the committee has the authority to construe and interpret any of the provisions of the Director Plan or any awards under the Director Plan.

Eligibility

Only members of the Board of Directors who are not our employees are eligible to participate in the Director Plan and receive discretionary grants of options, restricted stock, stock appreciation rights or restricted stock units.

Stock Options

All options granted under the Director Plan will be non-qualified stock options ("NQSOs"). All option grants under the Director Plan are discretionary with respect to the number of shares and the vesting schedule. The exercise price of any options granted under the Director Plan will be 100% of the fair market value of our common stock on the date of grant.

Termination of Options

The maximum term of options granted under the Director Plan is ten years. In the event a non-employee director ceases to be a member of our Board of Directors for any reason other than death or disability, then the option shall remain exercisable, to the extent that the option was exercisable on the last date on which the non-employee director was a member of the Board or Directors, for three months after such date (or such shorter time period not less than 30 days or longer time period not exceeding five years as may be determined by the committee, but in any event no later than the expiration date of the option).

In the event a non-employee director ceases to be a member of our Board of Directors as a result of death, or if the non-employee director dies within three months of ceasing to be a member of the Board of Directors as a result of disability, then the option may be exercised, to the extent that the option was exercisable on the last date on which the non-employee director was a member of the Board or Directors, for 12 months (or such shorter time period not less than six months or longer time period not exceeding five years as may be determined by the committee, but in any event no later than the expiration date of the options).

In the event a non-employee director ceases to be a member of our Board of Directors as a result of disability, then the option may be exercised, to the extent that the option was exercisable, on the last date on date on which the non-employee director was a member of the Board or Directors and must be exercised for 12 months (or such shorter time period not less than six months or longer time period not exceeding five years as may be determined by the committee, but in any event no later than the expiration date of the option).

Restricted Stock

All restricted stock awards granted under the Director Plan are discretionary with respect to the number of shares, the vesting terms and the purchase price. The purchase price of a restricted stock award may be less than the fair market value of the shares on the date of grant.

Stock Appreciation Rights

All stock appreciation rights granted under the Director Plan are discretionary with respect to the number of shares, the vesting terms, settlement dates, the term and the treatment of the stock appreciation right in the event the non-employee director is no longer a member of our Board of Directors. The exercise price of a stock appreciation right may not be less than the fair market value of the shares on the date of grant.

Restricted Stock Units

All restricted stock units granted under the Director Plan are discretionary with respect to the number of shares subject to the restricted unit award, the time or times during which the restricted stock unit may be exercised, the consideration to be distributed on settlement, and the treatment of the restricted stock unit in the event the non-employee director ceases to be a member of the Board of Directors.

Repricing

The terms of the Director Plan prohibit us from reducing the exercise price of options or stock appreciation rights or issuing new options or stock appreciation rights in exchange for the cancellation of options or stock appreciation rights with a higher exercise price than the new options or stock appreciation rights unless the repricing or exchange is approved by our stockholders.

Payment for Shares

Subject to Section 402 of the Sarbanes-Oxley Act of 2002, the exercise price for option exercises and shares (if any) granted under the Director Plan may be paid as approved by our Board or Directors or by a committee appointed by the Board of Directors at the time of grant: (1) in cash (by check), (2) by cancellation of indebtedness of Adaptec to the participant, (3) by surrender of shares of our common stock owned by the participant for at least six months and having a fair market value on the date of surrender equal to the aggregate exercise price of the option, (4) by waiver of compensation due to or accrued by the participant for services rendered, (5) by a "same-day sale" commitment from the participant and a National Association of Securities Dealers, Inc. (the "NASD"), broker, (6) by a "margin" commitment from the participant and a NASD broker or (7) by any combination of the above or any other method approved by the Board of Directors, to the extent legally permitted.

Dissolution, Liquidation or Change of Control

Immediately prior to the dissolution or liquidation of Adaptec, the committee may provide that the vesting of all awards granted pursuant to the Director Plan will accelerate and become exercisable in full and that all forfeiture provisions will lapse prior to the consummation of the dissolution or liquidation. All awards outstanding prior to a dissolution or liquidation that are not exercised prior to the dissolution or liquidation will terminate upon the commencement of the transaction.

In the event of a "change of control," any or all outstanding awards under the Director Plan may be assumed, converted or replaced by the successor corporation. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to non-employee directors who have received awards under the Director Plan as was provided to stockholders (after taking into account the existing provisions of the awards). The successor corporation may also issue, in place of outstanding shares of our common stock, substantially similar shares or other property subject to repurchase restrictions no less favorable than those in place at the time of the transaction. In the event a successor corporation refuses to assume or substitute awards granted under the Director Plan, all awards granted under the Director Plan will expire on upon the completion of the change of control transaction at such time and on such conditions as the committee will determine. Regardless of whether awards are assumed, substituted or set to expire upon the consummation of the change of control, the vesting and exercisability of any or all outstanding awards granted pursuant to the Director Plan will accelerate immediately prior the commencement of the change of control and all forfeiture provisions shall lapse.

Amendment of the Director Plan

Our Board of Directors may at any time amend or terminate the Director Plan, including amendment of any form of award agreement or instrument to be executed pursuant to the Director Plan. However, the Board of Directors may not amend the Director Plan in any manner that requires stockholder approval pursuant to the Code or the regulations promulgated under the Code, or Rule 16b-3 of the Exchange Act, or any successor rule, promulgated thereunder. The repricing of options or stock appreciation rights or the exchange of options or stock appreciation rights with a lower exercise price is not permitted under the Directors Plan without stockholder approval.

Term of the Director Plan

The Director Plan will terminate ten years after it is approved by our stockholders, unless sooner terminated in accordance with the terms of the Director Plan.

Adjustments

In the event that the number of outstanding shares of our common stock is changed by a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in our structure without consideration, the number of shares available under the Director Plan and the number of shares subject to outstanding awards and the exercise price per share of such outstanding awards will be proportionately adjusted, subject to any required action by our Board of Directors or stockholders and compliance with applicable securities laws.

Federal Income Tax Information

The following is a general summary as of the date of this Proxy Statement of the federal income tax consequences to Adaptec and participants under the Director Plan. The federal tax laws may change and the federal, state and local tax consequences for any participant will depend upon his or her individual circumstances. Each participant is encouraged to seek the advice of a qualified tax advisor regarding the tax consequences of participation in the Director Plan.

Nonqualified Stock Options. A participant will not recognize any taxable income at the time a NQSO is granted. However, upon exercise of a NQSO, the participant will include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant's exercise price. The included amount will be treated as ordinary income by the participant. Upon resale of the shares by the participant, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss. Special rules apply where all, or a portion, of the exercise price is paid by tendering shares of common stock.

Restricted Stock Awards. A participant will recognize as ordinary income the difference between the fair market value of the underlying shares and the purchase price of the shares on the date the shares become vested unless the participant files a section 83(b) election. In the event a section 83(b) election is timely filed, the participant will recognize ordinary income on the date of grant on the difference between the fair market value of the shares on the grant date and the purchase price of the shares.

Stock Appreciation Rights. A participant will recognize as ordinary income the amount of cash received or the fair market value of fully vested shares received upon settlement of a stock appreciation right.

Restricted Stock Units. A participant will recognize as ordinary income the amount of cash received or the fair market value of fully vested shares received upon settlement of a restricted stock unit.

Maximum Tax Rates for Noncorporate Taxpayers. The maximum federal tax rate for noncorporate taxpayers applicable to ordinary income is 35%. Long-term capital gain for noncorporate taxpayers on stock held for more than 12 months will be taxed at a maximum rate of 15%. Capital gains will continue to be offset by capital losses and up to $3,000 of capital losses may be offset annually against ordinary income.

Tax Treatment of Adaptec. We will be entitled to a deduction in connection with the exercise of a NQSO by a participant or the receipt of cash or shares by a participant to the extent that the participant recognizes ordinary income.

ERISA

The Director Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 or "ERISA" and is not qualified under section 401(a) of the Code.

New Plan Benefits

The following table shows all expected fiscal 2007 awards under the Director Plan for the people indicated. Only non-employee directors are eligible for awards under the Director Plan; therefore, we will not make any awards under the Director Plan during fiscal 2007 to any individuals other than eligible non-employee directors. The table does not include future awards and purchases under the Director Plan beyond fiscal 2007. We cannot determine future grants under the Director Plan beyond fiscal 2007 because awards are made at the discretion of the Board of Directors. For grants during fiscal 2006 under the Adaptec, Inc. 2000 Director Option Plan, see "Fiscal 2006 Director Compensation" under the heading "Director Compensation" beginning on page 10 of this Proxy Statement.

	Adaptec, Inc. 2006 Director Plan			
	Restricted Stock		Stock Options	
Name and Position	Purchase Price (per share)	Number of Shares	Exercise Price (per share)	Number of Shares
S. "Sundi" Sundaresh	—	—	—	—
Marcus D. Lowe	—	—	—	—
Christopher O'Meara	—	—	—	—
All current executive officers as a group (3 people)	—	—	—	—
All current directors who are not executive officers as a group (10 people)	(1)	63,750(2)	(3)	(4)
All employees, including officers who are not executive officers, as a group	—	—	—	—

(1) The purchase price of the restricted common stock awards is expected to be $0.001 per share.

(2) Expected discretionary awards during fiscal 2007 of 6,250 shares of restricted stock for each of Messrs. Kennedy, Loarie, Mercer, Robel and Van Houweling, and 16,250 shares for each of Mr. Castor and Ms. O'Brien. On May 31, 2007 (which is in fiscal 2008), each non-employee director then in office is expected to receive 6,250 shares of restricted stock.

(3) The exercise price of the stock options to be granted will be 100% of the fair market value of our common stock on the date of grant, as required by the Director Plan.

(4) On May 31, 2007 (which is in fiscal 2008), each non-employee director then in office is expected to receive an option to purchase 12,500 shares of common stock.

THE BOARD RECOMMENDS A VOTE *FOR*
APPROVAL OF THE ADAPTEC, INC. 2006 DIRECTOR PLAN

PROPOSAL NO. 3—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2007, and our stockholders are being asked to ratify the Audit Committee's appointment. We have engaged PricewaterhouseCoopers LLP as our independent registered public accounting firm since 1995. Representatives of PricewaterhouseCoopers LLP are expected to be present via the live webcast or by telephone conference at our Annual Meeting, will have the opportunity to make a statement at the Annual Meeting if they desire to do so and will be available to respond to appropriate questions.

If our stockholders fail to ratify the appointment, the Audit Committee will reconsider its appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2007. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Adaptec and our stockholders.

Audit Fees

The following table presents information regarding the fees estimated and billed by PricewaterhouseCoopers LLP and affiliated entities (collectively, "PricewaterhouseCoopers") for the 2006 and 2005 fiscal years. In accordance with the SEC's guidelines, we have itemized tax related and other fees paid to PricewaterhouseCoopers during the 2006 and 2005 fiscal years.

Nature of Services	For the Year Ended March 31, 2006	For the Year Ended March 31, 2005
Audit Fees	$1,775,000	$1,835,000
Audit-Related Fees	185,000	127,000
Tax Fees		
Tax Compliance	161,000	406,000
Other Tax	23,000	69,000
All Other Fees	—	—
Total Fees	$2,144,000	$2,437,000

Audit Fees. This category includes services provided in connection with the audit of our consolidated financial statements, the review of our quarterly consolidated financial statements and the audit of management's assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes services for assistance with debt offerings, acquisitions, SEC comment letters and review of and consents issued in connection with documents filed with the SEC.

Audit-Related Fees. This category includes services related to transaction work.

Tax Fees. This category includes tax compliance services related to the preparation of tax returns and claims for refund. *Other Tax* includes services related to tax planning and tax advice, including assistance with tax audits and appeals, research and development credits, expatriate tax preparation and advice related to mergers and acquisitions.

All Other Fees. We did not incur any *Other Fees* during these periods.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee has established a policy for approving any non-audit services to be performed by our independent registered public accounting firm. The Audit Committee requires advance review and approval of all proposed non-audit services that we wish our independent registered public accounting firm to perform. As permitted by our Audit Committee charter, the Audit Committee Chairperson may pre-approve certain non-audit related fees and the entire Audit Committee will then ratify the Chairperson's pre-approval in a subsequent meeting of the Audit Committee, in accordance with SEC requirements. In the 2006 and 2005 fiscal years, the Audit Committee followed these guidelines in approving all services rendered by PricewaterhouseCoopers LLP.

Required Vote

The affirmative vote of a majority of the shares represented and voting on Proposal No. 3 by proxy is required to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2007, provided that the affirmative votes must be not less than a majority of the required quorum for the Annual Meeting.

THE BOARD RECOMMENDS A VOTE *FOR*
RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table presents certain information regarding the beneficial ownership of our common stock as of June 30, 2006 by (a) each beneficial owner of 5% or more of our outstanding stock known to us, (b) each of our directors, (c) each of the individuals listed in the Summary Compensation table below at page 23 of this Proxy Statement (we refer to these individuals in this Proxy Statement as our "Named Executive Officers") and (d) all of our directors and executive officers as a group.

The percentage of beneficial ownership for the table is based on approximately 115,895,142 shares of our common stock outstanding as of June 30, 2006. To our knowledge, except under community property laws or as otherwise noted, the persons and entities named in the table have sole voting and sole investment power over their shares of our common stock. Unless otherwise indicated, each beneficial owner listed below maintains a mailing address of c/o Adaptec, Inc., 691 South Milpitas Boulevard, Milpitas, California 95035.

The number of shares beneficially owned by each stockholder is determined under SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power and those shares of common stock that the stockholder has the right to acquire within 60 days after June 30, 2006 (August 29, 2006) through the exercise of any stock option. The "Percentage of Shares" column treats as outstanding all shares underlying such options held by the stockholder, but not shares underlying options held by other stockholders.

	Adaptec Shares Beneficially Owned	
Name of Beneficial Owner	Number of Shares(1)	Percentage of Shares Outstanding
Directors and Executive Officers:		
Jon S. Castor	—	*
Carl J. Conti	190,580	*
Lucie J. Fjeldstad(2)	106,750	*
Joseph S. Kennedy	103,750	*
Ilene H. Lang	176,750	*
Robert J. Loarie(3)	191,354	*
D. Scott Mercer	111,250	*
Judith M. O'Brien	—	*
Charles J. Robel	—	*
Douglas E. Van Houweling	103,750	*
S. "Sundi" Sundaresh	180,002	*
Marcus D. Lowe	78,198	*
Kok Yong Lim	24,579	*
Eric Kelly(4)	26,259	*
Directors and executive officers as a group (13 persons)	1,313,222	1.12%
5% Stockholders:		
Wellington Management Company, LLP(5)	8,885,600	7.7%
Brandes Investment Partners, L.P.(6)	5,758,819	5.0%

* Less than 1% ownership.

(1) Includes the following shares that may be acquired upon exercise of stock options granted under our stock option plans within 60 days after June 30, 2006:

Carl J. Conti	173,750
Lucie J. Fjeldstad	103,750

Joseph S. Kennedy	103,750
Ilene H. Lang	173,750
Robert J. Loarie	143,750
D. Scott Mercer	111,250
Douglas E. Van Houweling	103,750
S. "Sundi" Sundaresh	125,002
Marcus D. Lowe	60,002
Directors and executive officers as group	1,098,754

(2) Includes 3,000 shares held in the name of a trust for the benefit of Ms. Fjeldstad and her spouse.

(3) Includes 47,604 shares held in the name of a trust for the benefit of Mr. Loarie and his family.

(4) Shares reported based on Mr. Kelly's Form 4 filing dated March 14, 2005.

(5) Wellington Management Company, LLP ("Wellington") reported that it has shared voting power over 4,548,400 shares and shared dispositive power with respect to all of the shares. All of the shares are owned of record by clients of Wellington. Wellington's address is 75 State Street, Boston, MA 02109. All information regarding Wellington is based solely upon the Schedule 13G filed by it with the SEC on February 14, 2006.

(6) Brandes Investment Partners, L.P. ("Brandes") reported that it has shared voting power over 5,140,144 shares and shared dispositive power with respect to all of the shares. Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby each are control persons of Brandes. Brandes' address is 11988 El Camino Real, Suite 500, San Diego, CA 92130. All information regarding Brandes is based solely upon the Schedule 13G filed by it with the SEC on February 14, 2006.

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table presents information about the compensation for fiscal 2006 awarded to, earned by or paid to our Named Executive Officers, who consist of: (a) three individuals who served during a portion of fiscal 2006 as our Chief Executive Officer, (b) one individual who served as one of our most highly compensated executive officers as of March 31, 2006 and (c) two individuals who would have been required to be included in this table but for the fact that the individual was not serving as one of our executive officers as of March 31, 2006. In addition to the compensation included in the table below, we provide benefits to our executive officers that are generally available to all of our employees. For more information, see "Employment Contracts, Termination of Employment and Change-in-Control Arrangements" beginning on page 26 and the "Compensation Committee Report" beginning on page 32 of this Proxy Statement.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	**Fiscal Year**	**Salary($)**	**Bonus($)**	**Other Annual Compensation ($)(1)**	**Securities Underlying Options(#)**	**All Other Compensation ($)(2)**
S. "Sundi" Sundaresh(3)	2006	325,865	207,750	16,742	400,000	2,000
President and	2005	—	—	—	—	—
Chief Executive Officer	2004	—	—	—	—	—
D. Scott Mercer	2006	261,539	5,000	10,831	65,000(4)	—
Former Interim	2005	—	—	—	—	—
Chief Executive Officer	2004	—	—	—	—	—
Robert N. Stephens(5)	2006	1,541,939(6)	—	6,465	—	—
Former President and	2005	650,000	68,250	27,255	325,000	1,980
Chief Executive Officer	2004	650,000	3,522	25,101	625,000	2,000
Marcus D. Lowe(3)	2006	177,885	79,250	14,133	180,000	2,000
Vice President and General Manager,	2005	—	—	—	—	—
Emerging Business and Corporate Development	2004	—	—	—	—	—
Kok Yong Lim(5)	2006	495,613(7)	7,981	2,530	60,000	3,829
Former Vice President of	2005	195,007	24,602	2,508	50,000	3,296
Manufacturing	2004	188,215	1,019	2,018	40,000	3,769
Eric Kelly(5)	2006	330,267(8)	1,934,027(9)	9,556	—	—
Former Vice President and General	2005	170,000	1,852,500(10)	11,586	75,000	—
Manager of Worldwide Sales and Services	2004	—	—	—	—	—

(1) For fiscal 2006, Other Annual Compensation consisted of: (a) life insurance and health insurance premiums as follows: $10,142 for Mr. Sundaresh, $7,021 for Mr. Mercer, $4,508 for Mr. Stephens, $8,583 for Mr. Lowe, $726 for Mr. Lim and $5,506 for Mr. Kelly and (b) automobile allowances as follows: $6,600 for Mr. Sundaresh, $3,810 for Mr. Mercer, $1,957 for Mr. Stephens, $5,550 for Mr. Lowe, $1,805 for Mr. Lim and $4,050 for Mr. Kelly. For fiscal 2005, Other Annual Compensation consisted of: (a) life and health insurance premiums as follows: $17,635 for Mr. Stephens, $719 for Mr. Lim and $6,486 for Mr. Kelly; and (b) automobile allowances as follows: $9,600 for Mr. Stephens, $1,789 for Mr. Lim and $5,100 for Mr. Kelly. For fiscal 2004, Other Annual Compensation consisted of: (a) life and health insurance premiums as follows: $15,501 for Mr. Stephens and $291 for Mr. Lim and (b) automobile allowances as follows: $9,600 for Mr. Stephens and $1,727 for Mr. Lim.

(2) All Other Compensation consisted of our contributions under our Savings and Retirement Plan.

(3) Mr. Sundaresh and Mr. Lowe joined us in May 2005 and July 2005, respectively, so amounts shown for fiscal 2006 reflect compensation paid to these individuals for less than the full fiscal year. Mr. Sundaresh's current annual salary is $450,000, and Mr. Lowe's current annual salary is $260,000.

(4) Includes an option to purchase 15,000 shares of our common stock granted pursuant to our 2000 Director Option Plan to Mr. Mercer on March 31, 2006 when he was no longer one of our executive officers.

(5) Fiscal 2006 compensation for Messrs. Stephens, Kelly and Lim represents amounts earned through their termination dates in May 2005, September 2005 and January 2006, respectively. Mr. Kelly joined us in August 2004, so amounts shown for fiscal 2005 reflect compensation paid to Mr. Kelly for less than the full fiscal year.

(6) Includes a $975,000 severance payment, $243,750 of which was paid in fiscal 2006 and the remaining $731,250 of which will be paid in fiscal 2007. Also includes a $99,997 vacation payout, relocation expenses of $78,199, a $40,000 payment for miscellaneous expenses and $116,243 of deferred cash compensation that was distributed to Mr. Stephens during fiscal 2006. Mr. Stephens earned this amount during fiscal 1997 and 1998, which he voluntarily elected to contribute to our Deferred Compensation Plan pursuant to its terms.

(7) Includes a $242,089 severance payment and a $56,780 vacation payout.

(8) Includes a $195,000 severance payment and a $246 vacation payout.

(9) Includes a $20,000 bonus pursuant to the terms of Mr. Kelly's employment agreement and a $1,887,027 bonus paid under the Snap retention bonus program, which was negotiated in connection with our acquisition of Snap Appliance, Inc. in fiscal 2005.

(10) Paid in connection with Mr. Kelly's commencement of employment following our acquisition of Snap Appliance, Inc.

Option Grants in Fiscal 2006

The following table contains information concerning the stock option grants made to the Named Executive Officers during fiscal 2006.

Option Grants in Fiscal 2006

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)(2)	
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal 2006 (%)(1)	Exercise Price Per Share ($)	Expiration Date	5%	10%
S. "Sundi" Sundaresh	300,000(3)	3.84	3.65	5/23/2012	445,775	1,038,845
	100,000(4)	1.28	3.45	9/19/2010	95,317	210,626
D. Scott Mercer	25,000	0.32	3.98	6/1/2012	40,506	94,398
	25,000	0.32	3.98	6/1/2012	40,506	94,397
	15,000(5)	0.19	5.70	3/31/2016	53,770	136,265
Robert N. Stephens	—	—	—	—	—	—
Marcus D. Lowe	100,000(6)	1.28	4.17	7/11/2012	169,761	395,615
	80,000(4)	1.25	3.45	9/19/2010	76,254	168,501
Kok Yong Lim	30,000(7)	0.38	3.93	5/25/2010	32,574	71,979
	30,000(4)	0.38	3.45	9/19/2010	28,595	63,188
Eric Kelly	—	—	—	—	—	—

(1) We granted options to purchase 7,808,670 shares of common stock to our employees during fiscal 2006.

(2) Potential gains are reported as of March 31, 2006 and are net of the exercise price. There is no assurance that the actual stock price appreciation over the option term will be at the assumed 5% and 10% levels of assumed annual

rates of stock price appreciation or at any other defined level. The 5% and 10% assumed annual rates of stock price appreciation do not reflect our estimate or projections of future stock price growth, but are assumed rates required to be presented pursuant to SEC rules.

(3) These options become vested at the rate of 20% of the shares on May 23, 2006, with the balance becoming vested in equal installments at the end of each quarter after the grant date, such that the options become fully vested as of May 23, 2010.

(4) These options vest in equal installments at the rate of 16.67% of the shares subject to the options at the end of each quarter after the grant date such that the options become fully vested as of March 19, 2007.

(5) These options were granted pursuant to our 2000 Director Option Plan on March 31, 2006 when Mr. Mercer was no longer one of our executive officers. These options become vested and exercisable with respect to 25% of the shares subject to the options for each full quarter after the date of grant, such that the option will be fully vested on March 31, 2007.

(6) These options become vested at the rate of 20% of the shares subject to the options on July 11, 2006, with the balance becoming vested in equal installments at the end of each quarter after the grant date, such that the options become fully vested as of July 11, 2010.

(7) These options became fully vested as of March 25, 2006.

The options shown in the table above were granted under our 2004 Equity Incentive Plan. All options were granted at fair market value and are not transferable by the optionee (other than by will or the laws of descent and distribution). To the extent these options are exercisable at the time of employment termination, the options may be exercised for an additional three months unless termination is the result of total and permanent disability, in which case the options may be exercised within six months following termination, or unless termination is the result of death, in which case all unvested options become vested and all of the individual's outstanding options may be exercisable by the individual's estate or other successor for a period of 12 months following the date of death. Options are subject to earlier termination upon termination of the option holder's employment.

Aggregated Option Exercises in Fiscal 2006 and Fiscal Year-End Option Values

The following table presents information concerning option exercises during fiscal 2006 and unexercised in-the-money options held as of March 31, 2006 by the Named Executive Officers. The amounts shown in the column entitled "Value Realized" are based on the closing price of our common stock as quoted on The NASDAQ Global Market on the exercise date minus the exercise price of the option, multiplied by the number of shares subject to the option. The amounts shown in the column entitled "Value of Unexercised In-the-Money Options at Fiscal Year-End" are based on the closing price of our common stock on The NASDAQ Global Market on March 31, 2006 ($5.53) minus the exercise price of the option (if less than $5.53), multiplied by the number of shares subject to the option. These values have not been, and may never be, realized.

Aggregated Option Exercises in Fiscal 2006 and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options at Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End	
			Exercisable	Unexercisable	Exercisable	Unexercisable
S. "Sundi" Sundaresh	—	—	33,336	366,664	75,006	764,994
D. Scott Mercer	—	—	50,000	15,000	86,000	—
Robert N. Stephens	249,999	340,174	1,904,526	—	—	—
Marcus D. Lowe	—	—	26,669	153,331	60,005	272,995
Kok Yong Lim	5,002	15,256	356,856	—	105,963	—
Eric Kelly	198,907	573,972	—	—	—	—

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Other than as described below, we have no written employment agreements governing the length of service of our executive officers, or any severance or change-in-control agreements with our executive officers. Each of our executive officers (including each officer who serves under an employment agreement or offer letter) serves on an at-will basis.

Agreements with Our Current Executive Officers

S. "Sundi" Sundaresh's Employment Agreements. On May 20, 2005, we entered into an offer letter with Mr. Sundaresh to serve as our Executive Vice President, effective May 23, 2005 (the "Sundaresh Offer Letter"). The Sundaresh Offer Letter provided that Mr. Sundaresh would receive an annual base salary of $325,000. Mr. Sundaresh was also eligible to participate in our Quarterly Variable Incentive Plan ("VIP") and Annual Incentive Plan ("AIP"). The VIP was based on individual achievement of quarterly objectives and was targeted at up to 4% of his base salary. The AIP is based on Adaptec's financial performance and was targeted at up to 60% of his base salary. Under the Sundaresh Offer Letter, we granted Mr. Sundaresh options to purchase 300,000 shares of our common stock at an exercise price equal to the closing market price of our common stock on the NASDAQ Global Market on May 22, 2005. These options vest at a rate of 20% of the shares subject to the options on May 23, 2006 and quarterly thereafter for four years at a rate of 5%. Vesting is subject to Mr. Sundaresh's continued employment with Adaptec on each scheduled vesting date.

On September 21, 2005, we entered into an employment agreement with Mr. Sundaresh (which agreement amended and superseded in its entirety the Sundaresh Offer Letter). The agreement provides for Mr. Sundaresh to receive an annual base salary of $375,000 per year. Mr. Sundaresh is eligible to participate in the AIP, with a target bonus amount of 75% of his annual base salary. Mr. Sundaresh is also entitled to receive the following benefits: a $650 per month automobile allowance, reimbursement for personal financial and tax advice up to $2,500 per year, reimbursement for health club initiation fees of up to $300 plus 50% of the club's monthly dues up to $55 per month, survivor benefit management services up to a maximum cost of $3,000 and a company-paid annual physical examination.

If Mr. Sundaresh is terminated other than for "cause" (which includes violation of his material duties, refusal to perform his duties in good faith, breach of his employment agreement or his employee proprietary information agreement, poor performance of his duties, arrest for a felony or certain other crimes, substance abuse, violation of law or Adaptec policy, prolonged absence from his duties or his death), Mr. Sundaresh is entitled to receive (1) his unpaid salary and unused vacation benefits he has accrued prior to the date of his termination; (2) a one-time payment equal to one year of base salary, plus an additional week of base salary for each year of service beyond three years of service; (3) outplacement services in an amount not to exceed $10,000; and (4) coverage for Mr. Sundaresh and his dependents under Adaptec's health, vision and dental insurance plans pursuant to the terms of the Consolidated Omnibus Budget and Reconciliation Act ("COBRA") for the one-year period following the termination of his employment.

If within one year of a change of control of Adaptec (1) there is a material reduction of the annual base and target incentive compensation specified in Mr. Sundaresh's employment agreement to which he does not consent, (2) there is a failure of Adaptec's successor after a change of control to assume his employment agreement, (3) Mr. Sundaresh's employment is terminated without cause by Adaptec's successor, (4) there is a substantial change in Mr. Sundaresh's position of responsibility or (5) Mr. Sundaresh's position relocates to more than 25 additional commute miles (one way) and Mr. Sundaresh elects to be terminated, then Mr. Sundaresh shall receive, upon signing a separation agreement and general release: (a) a one-time payment equal to one and one-half times his then-current annual base salary, (b) his then-current targeted bonus payout, (c) COBRA benefits for one year, (d) outplacement services not to exceed $10,000 and (e) accelerated vesting of his stock options as provided for under the 2004 Equity Incentive Plan. However, if Mr. Sundaresh has less than one year of service with Adaptec at the time of the change-of-control termination, then he will receive the greater of a prorated amount of the change-of-control benefits or the full payments to which Mr. Sundaresh would be entitled upon a termination for cause.

On November 14, 2005, we entered into an amendment to Mr. Sundaresh's employment agreement to increase his annual base salary to $400,000 and to increase his AIP target bonus to 85% of his base salary. On January 26, 2006, the Compensation Committee approved an increase in Mr. Sundaresh's base salary to $450,000, effective as of April 1, 2006.

Marcus D. Lowe Employment Agreements. On June 24, 2005, we entered into an offer letter with Mr. Lowe to serve as our Vice President and General Manager effective July 11, 2005 (the "Lowe Offer Letter"). The Lowe Offer Letter provided that Mr. Lowe would receive an annual base salary of $250,000. Mr. Lowe was also eligible to participate in our VIP and AIP. The VIP was targeted at up to 4% of his base salary and the AIP was targeted at up to 40% of his base salary. Under the Lowe Offer Letter, we granted Mr. Lowe options to purchase 100,000 shares of our common stock at an exercise price equal to the closing market price of our common stock on the NASDAQ Global Market on July 10, 2005. These options vest at a rate of 20% of the shares subject to the options on July 11, 2006 and quarterly thereafter for four years at a rate of 5%. Vesting is subject to Mr. Lowe's continued employment with Adaptec on each scheduled vesting date.

On September 21, 2005, we entered into an employment agreement with Mr. Lowe to serve as our Vice President and General Manager (which agreement amended and superseded in its entirety the Lowe Offer Letter). The agreement provides for Mr. Lowe to receive an annual base salary of $250,000 per year. Mr. Lowe is eligible to participate in the AIP, with a target bonus amount of 50% of his annual base salary. Mr. Lowe is also entitled to receive the following benefits: a $650 per month automobile allowance, reimbursement for personal financial and tax advice up to $2,500 per year, reimbursement for health club initiation fees of up to $300 plus 50% of the club's monthly dues up to $55 per month, survivor benefit management services up to a maximum cost of $3,000 and a company-paid annual physical examination.

If Mr. Lowe is terminated other than for "cause" (which includes violation of his material duties, refusal to perform his duties in good faith, breach of his employment agreement or his employee proprietary information agreement, poor performance of his duties, arrest for a felony or certain other crimes, substance abuse, violation of law or Adaptec policy, prolonged absence from his duties or his death), Mr. Lowe is entitled to receive (1) his unpaid salary and unused vacation benefits he has accrued prior to the date of his termination; (2) a one-time payment equal to nine months of base salary, plus an additional week of base salary for each year of service beyond three years of service; (3) outplacement services in an amount not to exceed $10,000; and (4) coverage for Mr. Lowe and his dependents under Adaptec's health, vision and dental insurance plans pursuant to COBRA for the nine-month period following the termination of his employment.

If within one year of a change of control (1) there is a material reduction of the annual base and target incentive compensation specified in Mr. Lowe's employment agreement to which he does not consent, (2) there is a failure of Adaptec's successor after a change of control to assume his employment agreement, (3) Mr. Lowe's employment is terminated without cause by Adaptec's successor, (4) there is a substantial change in Mr. Lowe's position of responsibility or (5) Mr. Lowe's position relocates to more than 25 additional commute miles (one way) and Mr. Lowe elects to be terminated, then Mr. Lowe shall receive, upon signing a separation agreement and general release: (a) a one-time payment equal to his then-current annual base pay, (b) his then-current targeted bonus payout, (c) COBRA benefits for one year, (d) outplacement services not to exceed $10,000, and (e) accelerated vesting of his stock options as provided for under the 2004 Equity Incentive Plan. However, if Mr. Lowe has less than one year of service with Adaptec at the time of the change-of-control termination, then he will receive the greater of a prorated amount of the change-of-control benefits or the full payments to which Mr. Lowe would be entitled upon a termination for cause.

On January 26, 2006, the Compensation Committee approved an increase in Mr. Lowe's base salary to $260,000, effective as of April 1, 2006.

Christopher O'Meara's Employment Agreement. On March 21, 2006, we entered into an employment agreement with Mr. O'Meara to serve as our Chief Financial Officer. Under the agreement, Mr. O'Meara receives an annual base salary of $325,000 per year. Mr. O'Meara is eligible to participate in the AIP with a target bonus amount of 60% of his base salary. We also granted Mr. O'Meara an option to purchase 300,000 shares of our common stock which, subject to his continued employment, vest at the rate of 25% on the one-year anniversary of his commencement of employment and thereafter at the rate of 6.25% per quarter so that the option will be fully vested at the end of four years from his commencement of employment. Mr. O'Meara is also entitled to receive the following benefits: a $650 per month automobile allowance, reimbursement for personal financial and tax advice up to $2,500 per year, reimbursement for health club initiation fees of up to $300 plus 50% of the club's monthly dues up to $55 per month, survivor benefit management services up to a maximum cost of $3,000 and a company-paid annual physical examination.

If Mr. O'Meara is terminated other than for "cause" (which includes violation of his material duties, refusal to perform his duties in good faith, breach of his employment agreement or his employee proprietary information agreement, poor performance of his duties, arrest for a felony or certain other crimes, substance abuse, prolonged absence from his duties or his death), Mr. O'Meara is entitled to receive (1) his unpaid salary and unused vacation benefits he has accrued prior to the date of his termination; (2) a one-time payment equal to one year of base salary, plus an additional week of base salary for each year of service beyond three years of service; (3) outplacement services in an amount not to exceed $10,000; and (4) coverage for Mr. O'Meara and his dependents under Adaptec's health, vision and dental insurance plans pursuant to COBRA for the one-year period following the termination of his employment.

If within one year of a change of control (1) there is a material reduction of the annual base and target incentive compensation specified in Mr. O'Meara's employment agreement to which he does not consent, (2) there is a failure of Adaptec's successor after a change of control to assume his employment agreement, (3) Mr. O'Meara's employment is terminated without cause by Adaptec's successor, (4) there is a substantial change in Mr. O'Meara's position of responsibility or (5) Mr. O'Meara's position relocates to more than 25 additional commute miles (one way) and Mr. O'Meara elects to be terminated, then Mr. O'Meara shall receive, upon signing a separation agreement and general release: (a) a one-time payment equal to one and one-half times his then-current annual base pay, (b) his then-current targeted bonus payout, (c) COBRA benefits for one year, (d) outplacement services not to exceed $10,000, and (e) accelerated vesting of his stock options as provided for under the 2004 Equity Incentive Plan. However, if Mr. O'Meara has less than one year of service with Adaptec at the time of the change-of-control termination, then he will receive the greater of a prorated amount of the change-of-control benefits or the full payments to which Mr. O'Meara would be entitled upon a termination for cause.

Agreements with Our Former Executive Officers

Eric Kelly's Employment Agreement. On July 13, 2004, we entered into an Employment and Non-Competition Agreement with Eric Kelly providing for his service as our Vice President, General Manager at a base salary of no less than $260,000 per year. Under the agreement, Mr. Kelly was eligible to participate in the AIP with a target bonus of 50% of his base salary, and he was to receive a guaranteed bonus payment of $40,000 payable in calendar 2005 and 2006. Beginning on October 1, 2004, Mr. Kelly also became eligible to participate in our VIP, with a target bonus of 4% of his quarterly base salary. We granted Mr. Kelly an option to purchase 75,000 shares of our common stock which would, subject to his continued employment, vest at the rate of 6.25% of the shares subject to the option per fiscal quarter so that the option would be fully vested at the end of four years from his commencement of employment. Mr. Kelly was also eligible to receive a retention bonus of up to $3,900,000 under our retention program that we established for former employees of Snap Appliance, Inc. who remain employed by us through scheduled dates (the "Snap Retention Bonus"). Mr. Kelly's Snap Retention Bonus was payable as follows: 30% of the bonus was paid to Mr. Kelly in January 2005, with the remaining 70% payable over eight quarterly installments (measured from his commencement of employment date), which we began paying in January 2005. The Snap Retention Bonus was not based on performance objectives and was payable to Mr. Kelly if he remained employed by us through the various scheduled payment dates. We paid Mr. Kelly a $1,887,027 Snap Retention Bonus in fiscal 2006. If Mr. Kelly's employment was terminated due to his death or Disability or if we terminate without Cause or if he terminates for Good Reason (each of these capitalized terms as defined in his employment agreement), Mr. Kelly was entitled to receive: (a) after one year of employment with us, a severance payment equal to nine months of his base salary, (b) company-paid COBRA benefits and outplacement services, (c) acceleration of all of his stock options that we assumed in the acquisition of Snap Appliance, Inc. and (d) the Snap Retention Bonus described above.

Mr. Kelly's employment with us terminated in September 2005.

D. Scott Mercer Employment Agreement. On June 1, 2005, we entered into an offer letter with Mr. Mercer to serve as our Interim Chief Executive Officer, effective as of May 26, 2005. Under the offer letter, Mr. Mercer received a monthly salary of $41,667.67. Mr. Mercer was also eligible to participate in our VIP and the AIP. His VIP target bonus amount was 4% of his base salary, and his AIP target bonus amount was 75% of his base salary. We also granted Mr. Mercer an option to purchase 50,000 shares of our common stock which, subject to his continued employment, vested at the rate of 25% of the shares subject to the option on September 1, 2005 and the remaining 50% vested on December 1, 2005. Mr. Mercer was also entitled to receive a $650 per month car allowance, a free annual physical and financial planning assistance of up to $2,500 per year.

Mr. Mercer's service as our Interim Chief Executive Officer terminated in November 2005 when Mr. Sundaresh became our Chief Executive Officer. Mr. Mercer continues to serve on our Board of Directors.

Kok Yong Lim Separation Agreement. On January 31, 2006, we entered into a Separation Agreement and General Release with Mr. Lim following our decision to eliminate Mr. Lim's position, Vice President of Manufacturing, effective January 31, 2006 in connection with the outsourcing of our manufacturing function. Under the agreement, in consideration of Mr. Lim granting us a general release, we agreed to pay Mr. Lim on March 31, 2006 one month of base salary for each year of service, which equaled 16 months. In addition, Mr. Lim continued to receive his salary and benefits from the date of the agreement through March 31, 2006.

Robert N. Stephens Separation Agreement. On June 30, 2005, we entered into a Separation Agreement and General Release with Mr. Stephens following his retirement as our President, Chief Executive Officer and a director. Subject to Mr. Stephens' agreement not to compete with us, we agreed to pay Mr. Stephens 12 monthly installments of $81,250 beginning December 30, 2005. These payments are conditional on Mr. Stephens not advising, consulting or joining one of our competitors through November 30, 2006. If the conditional requirements are not met, we will not be obligated to make further payments. Mr. Stephens' separation agreement also provided for the payment of $40,000 for miscellaneous benefits. Mr. Stephens also receives continuation of his health, vision, dental and employee assistance program benefits through November 30, 2006. The vesting for all outstanding options held by Mr. Stephens ceased as of May 25, 2005 (Mr. Stephens' retirement date), and all vested options may be exercised by him through the earlier of the end of the term of a particular option or November 25, 2006. If Mr. Stephens relocated to Southern California by May 25, 2006 (which he did), we agreed to pay the brokerage commission and other costs associated with the sale of Mr. Stephens' home, up to a maximum of 6% of the selling price of the home, and the relocation costs associated with such move.

Equity Incentive Plan Provisions

Equity Incentive Plan Provisions—Executive Officers. Under our 1990 Stock Plan, 1999 Stock Plan, 2000 Nonstatutory Stock Option Plan and 2004 Equity Incentive Plan, in the event of a Change in Control, any Options, Rights or Awards (as such capitalized terms are defined in these plans) outstanding upon the date of such Change in Control will have their vesting accelerated as of the date of such Change in Control as to an additional 25% of the shares subject to (or then unvested depending upon the plan) such Options, Rights or Awards (as the case may be). Additionally, in the case of the 2000 Nonstatutory Stock Option Plan, if the employee is still employed on the first anniversary of such Change in Control, then 25% of the then-unvested shares also will vest under Options held by such employee. If within 12 months following a Change in Control, an employee is terminated by the successor employer for any reason (with respect to the 2004 Equity Incentive Plan) or involuntarily terminated without Cause (with respect to and as defined in the 1990, 1999 and 2000 plans listed above) such employee's Options, Rights or Awards (as the case may be) outstanding upon such Change in Control that are not yet exercisable and vested on such date shall become 100% vested and exercisable.

Equity Incentive Plan Provisions—Non-Employee Directors. Under the Adaptec, Inc. 2000 Director Option Plan, all outstanding options will become vested and fully exercisable upon a change of control (as defined in such plan) of Adaptec. Under the Adaptec, Inc. 2006 Director Plan described in Proposal No. 2, the vesting and exercisability of all outstanding awards granted pursuant to that plan will accelerate immediately prior the commencement of the change of control (as defined in such plan) and all forfeiture provisions will lapse.

Equity Compensation Plan Information

The following table sets forth information as of March 31, 2006 regarding equity awards under our 2004 Equity Incentive Plan; Snap Appliance, Inc. 2002 Stock Option and Restricted Stock Purchase Plan; Broadband Storage, Inc. 2001 Stock Option and Restricted Stock Purchase Plan; 2000 Nonstatutory Stock Option Plan; 1999 Stock Plan; 1990 Stock Plan; Distributed Processing Technology Corp. Omnibus Stock Option Plan; Stargate Solutions, Inc. 1999 Incentive Stock Plan; Eurologic Systems Group Limited 1998 Share Option Plan; 2000 Director Option Plan; 1990 Directors' Option Plan and 1986 Employee Stock

Purchase Plan, and any amendments to such plans, excluding the shares we are proposing to reserve under the Adaptec, Inc. 2006 Director Plan as described in Proposal No. 2:

Equity Compensation Plan Information Table

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	19,611,252	$8.9847	17,993,544(1)
Equity compensation plans not approved by security holders(2)	330,520	$3.6390	—
Total	19,941,772	$8.8961	17,993,544

(1) Of these shares, 4,070,427 shares remain available for purchase under our 1986 Employee Stock Purchase Plan, 13,689,367 shares are available for issuance under our 2004 Equity Incentive Plan, which permits the grant of stock options, stock appreciation rights, restricted stock, stock awards and restricted stock units, and 233,750 shares remain available for issuance under the Adaptec, Inc. 2000 Director Plan, which permits the grant of stock options. If stockholders approve the Adaptec, Inc. 2006 Director Plan, which permits the grant of stock options, stock appreciation rights, restricted stock and restricted stock units, as described in Proposal No. 2 beginning on page 13 of this Proxy Statement, then these remaining available for issuance under the 2000 Director Plan will become available for issuance under the 2006 Director Plan. Of the shares available for issuance under the 2006 Director Plan, a maximum of 600,000 shares in the aggregate may be issued as restricted stock or restricted stock units. Options issued under our equity compensation plans do not have rights to any dividends declared on the common stock and are not transferable for consideration, and any shares of restricted stock to be issued in the future under the 2004 Equity Incentive Plan or 2006 Director Plan will not have rights to any dividends declared on the common stock and will not be transferable for consideration unless and until the restrictions on such shares lapse.

(2) Includes options to purchase 1,232,491 shares of our common stock issued under the Snap Appliance and Broadband Storage stock option plans that we assumed in connection with the acquisition of Snap Appliance in July 2004, after giving effect to the exchange ratio for such acquisition. Of these options to purchase 1,232,491 shares, options to purchase 118,787 shares of our common stock were outstanding at March 31, 2006, having a weighted average exercise price of $1.6667. Also includes options to purchase 1,130,525 shares of our common stock issued under the Distributed Processing Technology stock option plan that we assumed in connection with the acquisition of that company in December 1999, after giving effect to the exchange ratio for such acquisition. Of these options to purchase 1,130,525 shares, options to purchase 39,024 shares of our common stock were outstanding at March 31, 2006, having a weighted average exercise price of $5.2764 per share. Also includes options to purchase 2,336,037 shares of our common stock issued under the Stargate Solutions stock option plan that we assumed in connection with the acquisition of Platys Communications in August 2001, after giving effect to the exchange ratio for such acquisition. Of these options to purchase 2,336,037 shares, options to purchase 55,293 shares of our common stock were outstanding at March 31, 2006, having a weighted average exercise price of $0.1897 per share. Also includes options to purchase 498,789 shares of our common stock issued under the Eurologic stock option plan that we assumed in April 2003 in connection with the acquisition of Eurologic Systems Group Ltd., after giving effect to the exchange ratio for such acquisition. Of these options to purchase 498,789 shares, options to purchase 117,416 shares of our common stock were outstanding at March 31, 2006, having a weighted average exercise price of $6.7145 per share. No further awards will be made under any of the assumed stock option plans described above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee currently consists of Lucie J. Fjeldstad and Robert J. Loarie, neither of whom has any interlocking relationships, as defined by the SEC. Following the Annual Meeting, our Compensation Committee will consist of Judith M. O'Brien, Jon S. Castor and Robert J. Loarie, none of whom has any interlocking relationships, as defined by the SEC.

REPORT ON EXECUTIVE COMPENSATION

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference in any of our filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933 or the Exchange Act.

Overview and Philosophy

The Compensation Committee of the Board of Directors has overall responsibility for Adaptec's compensation policies and determines the compensation payable to Adaptec's executive officers, including their participation in certain of our employee benefit and stock option plans. The Compensation Committee currently consists of two directors, neither of whom is a current or former employee of Adaptec or its subsidiaries and each of whom is (1) "independent" under the standards adopted by Adaptec's Board of Directors and applicable standards of The NASDAQ Stock Market and the SEC, (2) an "outside" director as defined in the Code, and (3) a "non-employee director," as defined in Rule 16(b)-3 under the Exchange Act.

It is the Compensation Committee's objective that Adaptec's executive compensation programs be designed to:

- attract, reward and retain highly qualified and productive executive officers;
- motivate executive officers to improve Adaptec's overall operating results and performance and reward executive officers when specific, measurable results have been achieved;
- tie incentive awards to the performance of Adaptec's common stock through grants of stock options, restricted stock, and stock purchase rights to further strengthen the mutuality of interests between Adaptec's stockholders and executive officers; and
- ensure compensation levels are externally competitive with peer companies and internally as among Adaptec's executive officers.

Factors. The principal factors which the Compensation Committee considered in establishing the components of each executive officer's compensation package for fiscal 2006 are summarized below. The Compensation Committee does not follow any particular compensation principle in a mechanical or rigid fashion; rather, the members use their experience and judgment in determining the appropriate compensation for each executive officer. The Compensation Committee compares its total compensation with its peer groups through survey data information. Since 1991, the Compensation Committee has retained, at Adaptec's expense, J. E. Richard of J. Richard & Co., an independent compensation consultant, to provide advice in the review of Adaptec's executive compensation plans and programs. Notwithstanding the discussion below, the Compensation Committee may, at its discretion, apply entirely different factors, particularly different measures of financial performance, in setting executive compensation for future fiscal years to ensure its compensation practices align with the objectives described above.

For comparative compensation purposes, the Compensation Committee reviewed published industry pay survey data, including compensation reports for high-technology companies and other data supplied or reviewed by the Compensation Committee's consultant. The peer group companies chosen were approximately Adaptec's size in terms of employees, revenue and capitalization, and in some cases, the Compensation Committee considered companies with similar growth rates and financial performance and companies with which Adaptec may compete for executive talent, including certain of those contained in the industry index for the stock price performance graph appearing later in this Proxy Statement on page 37.

In selecting companies to survey for such compensation purposes, the Compensation Committee considered many factors not directly associated with the stock price performance of those companies. For this reason, there is not necessarily a meaningful correlation between the companies included within the peer group identified for comparative compensation purposes and the companies included within the NASDAQ Computer and Data Processing Index, which we have selected as the industry index for purposes of the stock price performance graph.

Base Salary. Base salaries for executive officers are established considering a number of factors, including the executive officer's experience level, individual performance, future potential and measurable contribution to our success, as well as pay levels of similar positions with other comparable high-technology companies. Generally, base salaries are maintained at approximately the level of the median salaries of comparable peer group.

Incentive Compensation. Under the Fiscal 2006 Adaptec Incentive Plan (the "AIP"), in which Adaptec's executive officers as well as other Adaptec employees participate, an executive officer's incentive performance award generally depended on three performance factors: Adaptec's revenue, Adaptec's Operating Profit Before Taxes, and specific strategic goals that were identified by executive management and approved by the Compensation Committee. Performance against these three performance factors determined the size of a cash bonus pool (the "AIP Pool"). The AIP Pool would not be funded, and no bonus payments awarded, if the threshold revenue and operating results targets were not met. Each executive officer's individual performance was then evaluated and a cash bonus ranging from 0% to 200% of target was awarded from the AIP Pool. Generally, targets were set at the median level of comparable high-technology companies, including certain of those contained in the industry index for the stock price performance graph. The incentive target was set so that executive officers have a large percentage of their potential total cash compensation at risk. Executive officers' incentive targets ranged from 50% to 85% of their base salary depending upon their position. During fiscal 2006, the Compensation Committee reviewed and approved specific targets, maximums and performance criteria for each executive officer.

In fiscal 2006, Adaptec did not achieve the AIP thresholds for the first half of the year; therefore, Adaptec's executive officers did not receive a bonus payment for the first and second quarters of fiscal 2006. Adaptec met the AIP revenue and Operating Profit Before Taxes thresholds during the second half of the fiscal year; therefore, AIP awards were paid to Adaptec's executive officers for the third and fourth quarters of fiscal 2006.

In addition to the AIP, in fiscal 2006, the Compensation Committee administered a quarterly incentive program for Adaptec's executive officers (the "VIP"). The maximum quarterly incentive award that could be earned by an executive officer under the VIP was set at 5% of an officer's quarterly base salary. The Compensation Committee awarded the incentive amount at the end of each quarter based on each officer's achievement of specific, measurable goals established at the beginning of each quarter. The Compensation Committee ended the VIP after the third quarter of fiscal 2006 and placed greater emphasis on the AIP described above. During fiscal 2006, executive officers received a range of quarterly incentive awards in the second and third quarters; no executive officer (including Adaptec's Chief Executive Officer) received any award under the VIP for the first quarter and fourth fiscal quarters of 2006.

Long-Term Incentive Compensation. Long-term incentives are provided through the grant of stock options under our 2004 Equity Incentive Plan. The grants are designed to align the interests of each executive officer with those of Adaptec's stockholders and provide each individual with a significant incentive to manage Adaptec from the perspective of an owner with an equity stake in the business. Each grant allows the individual to acquire shares of Adaptec's common stock at a fixed price per share over a specified period of time (up to seven years). Each option generally vests and becomes exercisable in installments over the executive officer's continued employment with Adaptec. Accordingly, the option will provide a return to the executive officer only if the executive officer remains employed by Adaptec during the applicable vesting period, and then only if the market price of the underlying shares appreciates over the option term. Although the 2004 Equity Incentive Plan permits Adaptec to grant restricted stock, stock appreciation rights, stock awards and restricted stock units, we did not grant any of these types of awards during fiscal 2006. As part of its annual assessment of the appropriate form of long-term incentive compensation for Adaptec's executive officers, the Compensation Committee has determined that it will offer a combination of restricted stock awards and stock option grants to Adaptec's executive officers in fiscal 2007.

The number of shares subject to each option grant is set at a level intended to further strengthen the mutuality of interests between Adaptec's stockholders and the individual based on the executive officer's current position with us, the executive officer's total compensation package, the number of stock options previously granted to the individual, the size of comparable awards made to individuals in similar positions within the comparable high-technology companies, the individual's potential for increased responsibility and promotion over the option term, the individual's personal performance in recent periods and the overall dilutive impact of a particular award. The Compensation Committee also takes into account the number of unvested options held by an executive officer in order to ensure that the underlying rationale for providing equity compensation to an individual is maintained. However, the Compensation Committee does not adhere to any specific guidelines as to the relative option holdings of Adaptec's executive officers.

Employment Agreements with Executive Officers

In order to effectively recruit and retain Adaptec's executive officers, in fiscal 2006, the Compensation Committee approved employment agreements for each of Messrs. Sundaresh, Lowe, Mercer and O'Meara. See "Employment Contracts, Termination of Employment and Change-in-Control Arrangements" beginning on page 26 of this Proxy Statement.

Chief Executive Officer Performance and Compensation

Compensation for S. "Sundi" Sundaresh

The Board recognized the need to hire a Chief Executive Officer, or CEO, for Adaptec who was familiar with our technology, was well respected internally, would focus on operational efficiency and would be capable of improving Adaptec's overall financial performance. The Board adopted a two-phased approach: The Board appointed Mr. Sundaresh as Adaptec's President, and appointed one of the non-employee board members, Mr. D. Scott Mercer, as Interim CEO. Mr. Mercer's role was to offer executive leadership and direction to Adaptec, as well as to mentor and evaluate Mr. Sundaresh. After six months, Mr. Sundaresh was promoted to CEO. Accordingly, in determining an appropriate compensation package for Mr. Sundaresh, the Compensation Committee considered competitive data for President and CEO compensation among peer technology companies. As a result of and following this process, the Compensation Committee approved the following compensation for Mr. Sundaresh in his role as President: (1) annual base salary of $375,000, (2) a targeted AIP bonus of 75% of base salary and (3) an option to purchase 300,000 shares of Adaptec's common stock, vesting 20% per year over five years. In September 2005, Mr. Sundaresh received an additional stock option to purchase 100,000 shares of Adaptec's common stock, vesting 16.67% every three months over 18 months. Upon his promotion to CEO in November 2005, Mr. Sundaresh's salary was increased to $400,000. Also at that time, unrelated to his promotion, Mr. Sundaresh received a VIP bonus payment of $7,750. In January 2006, the Compensation Committee compared Mr. Sundaresh's total target and actual cash compensation to executive compensation survey data. As a result of this review, Mr. Sundaresh's salary was increased to $450,000, effective April 1, 2006.

Compensation for D. Scott Mercer

Mr. Mercer served as Adaptec's Interim CEO from the period of Mr. Stephens' termination in May 2005 through Mr. Sundaresh's appointment in November 2005. Mr. Mercer was in a unique position to provide stability and continuity to Adaptec during this transitional period due to his responsibilities as a member of Adaptec's Board of Directors. The Committee approved the following compensation for Mr. Mercer in connection with his serving as CEO: (1) a monthly salary of $41,667 and (2) an option to purchase 50,000 shares of Adaptec's common stock, vesting 50% after three months and the remaining 50% vesting after six months.

Compensation for Robert N. Stephens

Mr. Stephens retired as Adaptec's President, Chief Executive Officer and as a director in May 2005. Adaptec entered into a Separation Agreement and General Release with Mr. Stephens, which contained an agreement not to compete with Adaptec. The Compensation Committee reviewed, approved and recommended to the Board (which also reviewed and approved), the terms of Mr. Stephens' Separation Agreement, under which Adaptec agreed to pay Mr. Stephens a cash payment of $975,000 and relocation and other termination expenses of $118,200.

The elements of Mr. Stephens' compensation that were in effect at the time of his retirement were as follows: base pay of $600,000 per year and a target AIP of 85% of base salary. During fiscal 2006, Mr. Stephens did not receive a stock option grant or an AIP bonus payment.

Compliance with Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly held companies for compensation paid to certain executive officers, to the extent that the compensation exceeds $1 million per officer in any one year. The limitation applies only to compensation which is not considered to be "performance-based," either because it is not tied to the attainment of performance milestones or because it is not paid pursuant to a stockholder-approved plan. Adaptec's 2004 Equity Incentive Plan complies with Section 162(m) by limiting stock awards to named executive officers and/or by permitting restricted stock, stock bonus and restricted stock unit awards to be pursuant to stockholder-approved criteria. The compensation treated as non-performance based under Section 162(m) did not exceed the $1 million limit for any of Adaptec's executive officers during fiscal 2006, other than for Mr. Kelly. The total cash compensation paid to Mr. Kelly in fiscal 2006 exceeded the $1 million limit with the payment of the Snap retention bonus, which was not considered performance-based. The Snap retention bonus awarded to Mr. Kelly was negotiated in connection with Adaptec's acquisition of Snap Appliance, Inc. We do not expect that the cash compensation payable to any of Adaptec's executive officers in the foreseeable future will approach the $1 million limitation. Accordingly, the Compensation Committee has decided not to take any action at this time to limit or restructure the elements of cash compensation payable to Adaptec's executive officers. The Compensation Committee will reconsider this decision should the individual compensation of any other executive officer approach the $1 million limitation.

COMPENSATION COMMITTEE
Lucie J. Fjeldstad, Chair
Robert J. Loarie

REPORT OF THE AUDIT COMMITTEE

The following is the Report of the Audit Committee with respect to our audited financial statements for our fiscal year ended March 31, 2006.

The Audit Committee's purpose is, among other things, to assist Adaptec's Board of Directors in its oversight of its financial accounting, reporting and controls. Adaptec's Board of Directors has determined that each member of the Audit Committee meets the independence criteria prescribed by applicable law and the rules of the SEC for audit committee membership and each is an "independent" director within the meaning of the listing standards of The NASDAQ Global Market. The Audit Committee operates under a written charter, which was formally adopted by the Board of Directors in June 2000 and most recently updated in March 2004. This charter is available on Adaptec's website at www.adaptec.com and was included in Adaptec's 2004 proxy statement filed on July 9, 2004.

Adaptec's management is responsible for the preparation, presentation and integrity of Adaptec's financial statements, including setting the accounting and financial reporting principles and designing Adaptec's system of internal control over financial reporting. Adaptec's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PWC"), is responsible for performing an independent audit of Adaptec's consolidated financial statements and for expressing opinions on the conformity of Adaptec's audited financial statements to generally accepted accounting principles, on management's assessment of the effectiveness of internal control over financial reporting and on the effectiveness of Adaptec's internal control over financial reporting based on their audit. The Audit Committee oversees these processes, although members of the Audit Committee are not engaged in the practice of auditing or accounting, and their functions are not intended to duplicate or to certify the activities of management or PWC.

The Audit Committee has reviewed and discussed Adaptec's audited consolidated financial statements with management and PWC. The Audit Committee met with PWC, with and without management present, to discuss the results of its examinations, its evaluation of our internal control over financial reporting and the overall quality of our financial reporting.

The Audit Committee also has discussed with PWC the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*. The Audit Committee has received the written disclosures and the letter from PWC required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*. The Audit Committee also has discussed with PWC that firm's independence. Based on the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in this report and its charter, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Adaptec's Annual Report on Form 10-K for our fiscal year ended March 31, 2006.

The preceding report is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, or the Exchange Act, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in any of our filings.

AUDIT COMMITTEE
Charles J. Robel, Chair
Joseph S. Kennedy
Ilene H. Lang

COMPANY STOCK PRICE PERFORMANCE

The following graph compares the cumulative total stockholder return of our common stock to the NASDAQ Stock Market (U.S.) Index and the NASDAQ Computer and Data Processing Index. The graph assumes that $100 was invested on March 31, 2001 in our common stock and in each index, and that all dividends were reinvested. These indices, which reflect formulas for dividend reinvestment and weighting of individual stocks, do not necessarily reflect returns that could be achieved by an individual investor.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG ADAPTEC, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ COMPUTER & DATA PROCESSING INDEX


DOLLARS
250
200
150
100
50
0
3/01
3/02
3/03
3/04
3/05
3/06
ADAPTEC, INC.
NASDAQ STOCK MARKET (U.S.)
NASDAQ COMPUTER & DATA PROCESSING

* $100 invested on 3/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending March 31.

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Exchange Act that might incorporate this Proxy Statement or future filings made by us under those statutes, the stock price performance graph is not considered proxy "soliciting material," is not deemed "filed" with the SEC and is not deemed to be incorporated by reference into any of those prior filings or into any future filings made by us under those statutes.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Any related party transactions, excluding compensation (whether cash, equity or otherwise) which is delegated to the Compensation Committee, involving one of our directors or executive officers, must be reviewed and approved by the Audit Committee or another independent body of the Board of Directors.

Other than the compensation arrangements set forth under the caption "Executive Compensation," since April 1, 2005, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of our common stock or any member of his or her immediate family had or will have a direct or indirect material interest.

DEADLINE FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2007 ANNUAL MEETING OF STOCKHOLDERS

Stockholders are entitled to present proposals for consideration at forthcoming stockholder meetings provided that they comply with the proxy rules promulgated by the SEC and our bylaws. Stockholders wishing to present a proposal at our 2007 Annual Meeting of Stockholders must submit such proposal to us by March 30, 2007 if they wish for it to be eligible for inclusion in the proxy statement and form of proxy relating to that meeting. In addition, under our bylaws, a stockholder wishing to nominate a person to our Board of Directors at the 2007 Annual Meeting of Stockholders (but not include such nomination in the proxy statement) or wishing to make a proposal with respect to any other matter (but not include such proposal in the proxy statement) at the 2007 Annual Meeting of Stockholders, must submit the required information to us by June 20, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act requires our directors and officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. SEC regulations also require these persons to furnish us with a copy of all Section 16(a) forms they file. Based solely on our review of the copies of the forms furnished to us and written representations from our executive officers and directors, we believe that all Section 16(a) filing requirements were met during fiscal 2006.

OTHER BUSINESS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote the shares they represent as the Board of Directors may recommend.

Whether or not you plan to attend the Annual Meeting via the live webcast or by telephone conference, please cast your vote online, via telephone, or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope before the Annual Meeting so that your shares will be represented at the Annual Meeting.

Appendix A

ADAPTEC, INC.

2006 DIRECTOR PLAN

(Adopted July 6, 2006)

1. PURPOSE. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons to act as Outside Directors of the Company, by offering them an opportunity to participate in the Company's future performance through the grant of Awards. Capitalized terms not defined in the text are defined in Section 22.

2. SHARES SUBJECT TO THE PLAN.

2.1 Number of Shares Available. Subject to Section 2.2, the total number of Shares reserved and available for grant and issuance pursuant to this Plan is 1,200,000 Shares. Subject to Section 2, Shares subject to Awards, and Shares issued upon exercise of Awards, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (i) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR; (ii) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price; or (iii) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued. In addition, any Shares that are available for issuance but unissued under the 2000 Plan, as of the date of its termination, and any shares that are subject to issuance upon exercise of an Option granted under the 2000 Plan but which cease to be subject to the option for any reason other than exercise of the Option will be available for issuance under this Plan. The aggregate number of Shares granted pursuant to Awards, other than with respect to Options and Stock Appreciation Rights, shall not exceed 600,000 of the total number of Shares reserved and available for grant and issuance pursuant to this Plan. SARs to be settled in shares of the Company's Common Stock shall be counted in full against the number of Shares available for award under this Plan, regardless of the number of Shares issued upon settlement of the SAR. At all times the Company shall reserve and keep available a sufficient number of Shares as shall be required to satisfy the requirements of all outstanding Options granted under this Plan and all other outstanding but unvested Options granted under this Plan.

2.2 Adjustment of Shares. In the event that the number or type of outstanding shares of the Company's Common Stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company without consideration, then (a) the number and class of Shares reserved for issuance under this Plan, (b) the Exercise Prices of outstanding Options and SARs, and (c) the number of Shares subject to outstanding Options and SARs may, upon approval of the Board in its discretion, be proportionately adjusted in compliance with applicable securities laws; provided, however, that fractions of a Share will not be issued.

3. ELIGIBILITY. Awards may be granted only to Outside Directors of the Company.

4. ADMINISTRATION.

4.1 Committee Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan. The Committee will have the authority to:

(a) construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;

(b) prescribe, amend and rescind rules and regulations relating to this Plan or any Award;

(c) select those Outside Directors who will receive Awards;

(d) determine the form and terms of Awards;

(e) determine the number of Shares or other consideration subject to Awards;

(f) grant waivers of Plan or Award conditions;

(g) determine the vesting, exercisability and payment of Awards;

(h) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(i) determine whether an award has been earned; and

(j) make all other determinations necessary or advisable for the administration of this Plan.

4.2 Committee Discretion. Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of this Plan or the Award, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Award under this Plan. Notwithstanding any provision of the Plan to the contrary, administration of the Plan shall at all times be limited by the requirement that any administrative action or exercise of discretion shall be void (or suitably modified when possible) if necessary to avoid the application to any Participant of taxation under Section 409A of the Code.

5. OPTIONS. All Options granted under the Plan will be Nonqualified Stock Options ("***NQSOs***"). The number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

5.1 Form of Option Grant. Each Option granted under this Plan will be evidenced by an Option Agreement or other evidence of grant which will expressly identify the Option as an NQSO ("***Stock Option Agreement***"), and will be in such form and contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan.

5.2 Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee. The Stock Option Agreement and a copy of this Plan will be delivered or otherwise made available to the Participant within a reasonable time after the granting of the Option. The Stock Option Agreement, Plan and other documents may be delivered in any manner (including electronic distribution or posting) that meets applicable legal requirements.

5.3 Exercise Period. Options may be exercisable within the times or upon the conditions or events determined by the Committee as set forth in the Stock Option Agreement governing such Option; provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.4 Vesting and Exercisability. Options shall vest and be exercisable as determined by the Board.

5.5 Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted and will not be less than 100% of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 9.

5.6 Method of Exercise. Options may be exercised only by delivery to the Company of a stock option exercise notice or agreement (the "*Exercise Agreement*") in a form approved by the Committee (which need not be the same for each Participant), stating the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding the Participant's investment intent and access to information and other matters, if any, as may be required by or desirable to the Company to comply with applicable securities laws, together with payment in full of the Exercise Price for the number of Shares being purchased. The Exercise Agreement may be delivered in any manner (including electronic distribution or posting) that meets applicable legal requirements.

5.7 Termination. Notwithstanding the exercise periods set forth in the Stock Option Agreement, the exercise of an Option will always be subject to the following:

(a) If the Participant ceases to be a member of the Board for any reason other than death or Disability, the Participant may exercise such Participant's Options during the three (3) month period (or such shorter time period not less than thirty (30) days or longer time period not exceeding five (5) years as may be determined by the Committee and as provided in the Option Agreement) after the date the Participant ceases to be a member of the Board. However, during such period, such Options shall be exercisable only with respect to the number of Shares that were exercisable on the last date such Participant was a member of the Board. In addition, in no event shall an Option be exercisable after the exercise period of such Option has expired in accordance with Section 5.3.

(b) If the Participant ceases to be a member of the Board as a result of death (or the Participant dies within three (3) months after the date on which the Participant ceases to be a member of the Board as a result of Disability), the Participant's Option may be exercised during the twelve (12) month period (or such shorter time period not less than six (6) months or longer time period not exceeding five (5) years as may be determined by the Committee and as provided in the Option Agreement) after the date of such Participant's death. However, during such period, such Options shall be exercisable only with respect to the number of Shares that were exercisable on the last date such Participant was a member of the Board. In addition, in no event shall an Option be exercisable after the exercise period of such Option has expired in accordance with Section 5.3.

(c) If the Participant ceases to be a member of the Board as a result of Disability, the Participant's Option may be exercised during the twelve (12) month period (or such shorter time period not less than six (6) months or longer time period not exceeding five (5) years as may be determined by the Committee and as provided in the Option Agreement) after the date the Participant ceases to be a member of the Board. However, during such period, such Options shall be exercisable only with respect to the number of Shares that were exercisable on the last date such Participant was a member of the Board. In addition, in no event shall an Option be exercisable after the exercise period of such Option has expired in accordance with Section 5.3.

5.8 Limitations on Exercise. The Committee may specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent any Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.9 Modification, Extension or Renewal. Subject to Section 14, the Committee may modify, extend or renew outstanding Options, or authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option previously granted. However, without the consent of the Company's stockholders, the Committee may not reduce the Exercise Price of outstanding Options or issue new Options in exchange for the cancellation of Options with a higher Exercise Price than such new Options.

6. RESTRICTED STOCK AWARDS.

6.1 Awards of Restricted Stock. A Restricted Stock Award is an offer by the Company to sell to a Participant Shares that are subject to restrictions ("Restricted Stock"). The Committee will determine to whom an offer will be made, the number of Shares the person may purchase, the Purchase Price, the restrictions under which the Shares will be subject and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

6.2 Restricted Stock Purchase Agreement. All purchases under a Restricted Stock Award will be evidenced by a Restricted Stock Purchase Agreement, which will be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of the Plan. A Participant accepts a Restricted Stock Award by signing and delivering to the Company a Restricted Stock Purchase Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Restricted Stock Purchase Agreement was delivered to the Participant. If the Participant does not accept the Restricted Stock Award within thirty (30) days, then the offer of the Restricted Stock Award will terminate, unless the Committee determines otherwise. The Restricted Stock Award, Plan and other documents may be delivered in any manner (including electronic distribution or posting) that meets applicable legal requirements.

6.3 Purchase Price. The Purchase Price for a Restricted Stock Award will be determined by the Committee and, may be less than Fair Market Value (but not less than the par value of the Shares when required by law) on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 9 of the Plan and the Restricted Stock Purchase Agreement, and in accordance with any procedures established by the Company, as communicated and made available to Participants.

6.4 Terms of Restricted Stock Awards. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions shall be based on completion of a specified number of years of service as a member of the Board.

6.5 Termination of Restricted Stock Award. Except as may be set forth in the Participant's Restricted Stock Purchase Agreement, vesting ceases on the date the Participant ceases to be a member of the Board.

7. STOCK APPRECIATION RIGHTS.

7.1 Awards of SARs. A Stock Appreciation Right ("SAR") is an award to an eligible person that may be settled in cash, or Shares (which may consist of Restricted Stock), having a value equal to the value determined by multiplying the difference between the Fair Market Value on the date of exercise over the Exercise Price and the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in a SAR Agreement). The SAR may be granted for services to be rendered or for past services already rendered to the Company. All SARs shall be made pursuant to a SAR Agreement, which shall be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

7.2 Terms of SARs. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares deemed subject to the SAR; (b) the Exercise Price and the time or times during which the SAR may be settled; (c) the consideration to be distributed on settlement of the SAR; and (d) the treatment of each SAR in the event the Participant ceases to be a member of the

Board. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted and will not be less than 100% of the Fair Market Value of the Shares on the date of grant.

7.3 Exercise Period and Expiration Date. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the SAR Agreement governing such SAR. The SAR Agreement shall set forth the expiration date; provided that no SAR will be exercisable after the expiration of ten years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines.

7.4 Form and Timing of Settlement. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest or dividend equivalent, if any, as the Committee determines, provided that the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code.

7.5 Modification, Extension or Renewal. Subject to Section 14, the Committee may modify, extend or renew outstanding SARs, or authorize the grant of new SARs in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any SAR previously granted. However, without the consent of the Company's stockholders, the Committee may not reduce the Exercise Price of outstanding SARs or issue new SARs in exchange for the cancellation of SARs with a higher Exercise Price than such new SARs.

8. RESTRICTED STOCK UNITS.

8.1 Awards of Restricted Stock Units. A Restricted Stock Unit ("RSU") is an award to an eligible person covering a number of Shares that may be settled in cash, or by issuance of those Shares (which may consist of Restricted Stock) for services to be rendered or for past services already rendered to the Company or any Parent or Subsidiary. All RSUs shall be made pursuant to a RSU Agreement, which shall be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of the Plan.

8.2 Terms of RSUs. The Committee will determine the terms of a RSU including, without limitation: (a) the number of Shares deemed subject to the RSU; (b) the time or times during which the RSU may be exercised; (c) the consideration to be distributed on settlement, and the treatment of each RSU in the event of the Participant's Termination.

8.3 Form and Timing of Settlement. The portion of a RSU being settled shall be paid currently. To the extent permissible under law, the Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code.

8.4 Termination of RSU. Except as may be set forth in the Participant's RSU Agreement, vesting ceases on the date the Participant ceases to be a member of the Board.

9. PAYMENT FOR SHARE PURCHASES.

9.1 Payment. Payment for Shares purchased pursuant to this Plan may be made in cash (by check) or, where expressly approved for the Participant by the Committee and where permitted by law:

(a) by cancellation of indebtedness of the Company to the Participant;

(b) by surrender of shares that either: (1) have been owned by the Participant for more than six (6) months and have been paid for within the meaning of SEC Rule 144 (and, if such shares were purchased from the Company by use of a promissory note, such note has been fully paid with respect to such shares); or (2) were obtained by the Participant in the public market;

(c) by waiver of compensation due or accrued to the Participant for services rendered to the Company or a Parent or Subsidiary of the Company;

(d) with respect only to purchases upon exercise of an Option, and provided that a public market for the Company's Common Stock exists:

(i) through a "same day sale" commitment from the Participant and a broker-dealer that is a member of the National Association of Securities Dealers (an "NASD Dealer") whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay for the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

(ii) through a "margin" commitment from the Participant and an NASD Dealer whereby the Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company;

(e) by any combination of the foregoing; or

(f) by any other method approved by the Board.

10. TRANSFERABILITY.

10.1 General Rule. Except as otherwise provided in this Section 10, no Award and no interest therein, shall be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution, and no Award may be made subject to execution, attachment or similar process. In any event, no Award under the Plan may be transferred in exchange for consideration.

10.2 Options. Unless otherwise restricted by the Committee, an Option shall be exercisable: (i) during the Participant's lifetime only by (A) the Participant, (B) the Participant's guardian or legal representative, (C) a Family Member of the Participant who has acquired the Option by "permitted transfer;" and (ii) after the Participant's death, by the legal representative of the Participant's heirs or legatees. "***Permitted transfer***" means, as authorized by this Plan and the Committee with respect to an Option, any transfer effected by the Participant during the Participant's lifetime of an interest in such Option but only such transfers which are made pursuant to a binding domestic relations order.

11. PRIVILEGES OF STOCK OWNERSHIP.

11.1 Voting and Dividends. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are restricted stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the restricted stock; provided, further, that the Participant will have no right to retain such stock dividends or stock distributions with respect to Shares that are repurchased at the Participant's Exercise Price pursuant to Section 11.2.

11.2 Restrictions on Shares. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a "***Right of Repurchase***") a portion of or all Unvested

Shares held by a Participant following such Participant's Termination at any time within one hundred and eighty (180) days after the later of the Participant's Termination Date and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant's Exercise Price, as the case may be.

12. CERTIFICATES. All certificates for Shares or other securities delivered under this Plan will be subject to such stock transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted.

13. ESCROW. To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates.

14. EXCHANGE AND BUYOUT OF AWARDS. The repricing exchange of Options or SARs is not permitted without prior stockholder approval. The Committee may, at any time or from time to time authorize the Company, in the case of an Option or SAR exchange with stockholder approval, and with the consent of the respective Participants (unless not required pursuant to Section 5.9 or Section 5.7 of the Plan), to pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards.

15. SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable federal and state securities laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and/or (b) completion of any registration or other qualification of such Shares under any state or federal law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any state securities laws, stock exchange or automated quotation system, and the Company will have no liability for any inability or failure to do so.

16. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION, DISSOLUTION, MERGER OR ASSET SALE.

16.1 Changes in Capitalization. Subject to any required action by the stockholders of the Company, each of (i) the number of Shares covered by each outstanding Award, (ii) the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, in each case as set forth in Section 2, (iii) the price per Share covered by each such outstanding Award, and (iv) the Share issuance limits under Section 2, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Company's common stock, or any other increase or decrease in the number of issued shares of Company common stock effected without receipt of consideration by the Company (including, without limitation, a spin-off or split-up); provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive. In making such adjustment, fractions of a Share will not be issued but will either be replaced by a cash payment equal to the Fair Market Value of such fraction of a Share or will be rounded up to the nearest whole Share, as determined by the Committee. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

16.2 Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Plan administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Committee in its discretion may provide for a Participant to have the right to exercise his or her Award prior to such transaction as to all or any part of the Shares covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Committee may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested an Award will terminate immediately prior to the consummation of such proposed action.

16.3 Change of Control. In the event of a Change of Control any or all outstanding Awards may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant. In the event such successor corporation (if any) refuses to assume or substitute Awards, as provided above pursuant to a transaction described in this Section 16, such Awards will expire on such transaction at such time and on such conditions as the Committee will determine. In addition (regardless of whether Awards are assumed, substituted or set to expire upon the consummation of the transaction), the vesting and exerciseability of any or all outstanding Awards granted pursuant to this Plan will accelerate immediately prior the commencement of such transaction.

17. ADOPTION AND STOCKHOLDER APPROVAL. This Plan shall be submitted for the approval of the Company's stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board and upon receiving approval of the Company's stockholders shall become effective (the "***Effective Date***").

18. TERM OF PLAN/GOVERNING LAW. Unless earlier terminated as provided herein, this Plan will terminate ten (10) years from the Effective Date. This Plan and all agreements thereunder shall be governed by and construed in accordance with the laws of the State of California.

19. AMENDMENT OR TERMINATION OF PLAN. Except as otherwise provided in this Plan, the Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan; provided, however, that the Board will not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval; provided further, that a Participant's Award shall be governed by the version of this Plan then in effect at the time such Award was granted, except as otherwise agreed to by the Participant and the Company.

20. NONEXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

21. INSIDER TRADING POLICY. Each Participant who receives an Award shall comply with any policy adopted by the Company from time to time covering transactions in the Company's securities by employees, officers and/or directors of the Company.

22. DEFINITIONS. As used in this Plan, the following terms will have the following meanings:

"***2000 Plan***" means the Adaptec, Inc. 2000 Director Stock Option Plan.

"***Award***" means any award under the Plan, including any Option, Restricted Stock, Stock Appreciation Right or other form of award as may be approved by the Board from time to time.

"***Award Agreement***" means, with respect to each Award, the signed written agreement between the Company and the Participant setting forth the terms and conditions of the Award.

"***Board***" means the Board of Directors of the Company.

"***Change of Control***" means any of the following events:

(a) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) (other than the Company, a Subsidiary or a Company employee benefit plan, including any trustee of such plan acting as trustee) is or becomes the beneficial owner (as defined in Rule 13d 3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of either the then outstanding Shares of the Company or the combined voting power of the Company's then outstanding securities;

(b) a change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the members of the Board are Incumbent Directors. "Incumbent Directors" shall mean members of the Board who either (I) are Board members as of the date hereof, or (II) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company);

(c) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the then outstanding Shares of the Company and the combined voting power of the Company's then outstanding securities; or

(d) the consummation of the sale or disposition by the Company of all or substantially all the Company's assets.

"***Code***" means the Internal Revenue Code of 1986, as amended.

"***Committee***" means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

"***Company***" means Adaptec, Inc. or any successor corporation.

"***Disability***" means a disability, whether temporary or permanent, partial or total, as determined by the Committee.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

"***Exercise Price***" means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option.

"***Fair Market Value***" means, as of any date, the value of a share of the Company's Common Stock determined as follows:

(e) if such Common Stock is then quoted on the Nasdaq Global Market, its closing price on the Nasdaq Global Market on the date of determination (or if there are no sales for such date, then the last preceding business day on which there were sales) as reported in The Wall Street Journal;

(f) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal;

(g) if such Common Stock is publicly traded but is not quoted on the Nasdaq Global Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal;

(h) in the case of an Option made on the Effective Date, the price per share at which shares of the Company's Common Stock are initially offered for sale to the public by the Company's underwriters in the initial public offering of the Company's Common Stock pursuant to a registration statement filed with the SEC under the Securities Act; or

(i) if none of the foregoing is applicable, by the Committee in good faith.

"***Family Member***" includes any of the following:

(j) child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Participant, including any such person with such relationship to the Participant by adoption;

(k) any person (other than a tenant or employee) sharing the Participant's household;

(l) a trust in which the persons in (a) and (b) have more than fifty percent of the beneficial interest;

(m) a foundation in which the persons in (a) and (b) or the Participant control the management of assets; or

(n) any other entity in which the persons in (a) and (b) or the Participant own more than fifty percent of the voting interest.

"***Insider***" means an executive officer or director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

"***Option***" means an award of an option to purchase Shares.

"***Option Agreement***" means, with respect to each Option, the signed written agreement between the Company and the Participant setting forth the terms and conditions of the Option.

"***Outside Director***" means a member of the Board who is not an employee of the Company or any Parent or Subsidiary.

"***Parent***" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"***Participant***" means a person who receives an Award under this Plan.

"***Plan***" means this Adaptec, Inc. 2006 Equity Incentive Plan.

"***Purchase Price***" means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option.

"***Restricted Stock Award***" means an award of Shares pursuant to Section 7 of the Plan.

"***Restricted Stock Purchase Agreement***" means an agreement evidencing a Restricted Stock Award granted pursuant to Section 7 of the Plan.

"***Restricted Stock Unit***" means an Award granted pursuant to Section 10 of the Plan.

"***RSU Agreement***" means an agreement evidencing a Restricted Stock Unit Award granted pursuant to Section 10 of the Plan.

"***SAR Agreement***" means an agreement evidencing a Stock Appreciation Right granted pursuant to Section 8 of the Plan.

"***SEC***" means the Securities and Exchange Commission.

"***Securities Act***" means the Securities Act of 1933, as amended.

"***Shares***" means shares of the Company's Common Stock reserved for issuance under this Plan, as adjusted pursuant to Sections 2 and 16, and any successor security.

"***Stock Appreciation Right***" means an Award granted pursuant to Section 8 of the Plan.

"***Subsidiary***" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"***Termination***" or "***Terminated***" means, for purposes of this Plan with respect to a Participant, that the Participant is no longer a member of the Board. The Committee will have sole discretion to determine whether a Participant has ceased to be a member of the Board and the effective date on such cessation (the "***Termination Date***").

"***Unvested Shares***" means "Unvested Shares" as defined in the Award Agreement.

(This page has been left blank intentionally.)

Form 10-K for the Fiscal Year ended March 31, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended March 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from to .

Commission File Number 000-15071

ADAPTEC, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**94-2748530**
(State of incorporation)	(I.R.S. Employer Identification No.)

691 S. Milpitas Blvd.
Milpitas, California 95035
(Address of principal executive offices)

Registrant's telephone number, including area code: **(408) 945-8600**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 Par Value

Common Share Purchase Rights

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant was $433,817,256 based on the closing sale price of the Registrant's common stock on The Nasdaq National Market on the last business day of the Registrant's most recently completed second fiscal quarter. Shares of the Registrant's common stock beneficially owned by each executive officer and director of the Registrant and by each person known by the Registrant to beneficially own 10% or more of its outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

At June 9, 2006, the Registrant had 115,633,693 shares of common stock outstanding, $.001 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain information from the Registrant's definitive Proxy Statement for the Registrant's 2006 Annual Meeting of Stockholders.

Table of Contents

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. The statements contained in this document that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding our expectations, beliefs, intentions or strategies regarding our business. This Annual Report on Form 10-K includes forward-looking statements about our business including, but not limited to, the market for our products and their benefits to our customers, the benefits of our strategic partnerships, our intention to divest our systems business, the levels of our expenditures and savings for various expense items and our liquidity in future periods. We may identify these statements by the use of words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "project," "should," "will," "would" and other similar expressions. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements, except as may otherwise be required by law.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the "Risk Factors" section and elsewhere in this document. In evaluating our business, current and prospective investors should consider carefully these factors in addition to the other information set forth in this document.

PART I

Item 1. *Business*

For your convenience, we have included, in Note 20 to the Notes to Consolidated Financial Statements, a Glossary that contains (1) a brief description of a few key acronyms commonly used in our industry that are used in this Annual Report and (2) a list of accounting rules and regulations that are also referred to herein. These acronyms and accounting rules and regulations are listed in alphabetical order.

Overview

We provide storage solutions that reliably move, manage and protect critical data and digital content. We deliver software and hardware components that provide reliable storage connectivity and advanced data protection to leading OEM and distribution channel partners. Our software and hardware products range from ASICs, HBAs, RAID controllers, host RAID software, Adaptec RAID Code (ARC) software, Advanced Data Protection software, Storage Management software, Snapshot software, ROC and other solutions that span the SCSI, Serial Attached SCSI, SATA and iSCSI interface technologies. System integrators and white box suppliers build server and storage solutions based on Adaptec technology in order to deliver products with superior price and performance, data protection and interoperability.

Our broad range of RAID controllers, ASIC's and add-in cards give businesses a variety of price and performance options for connecting their storage. These options range from low cost HBAs to high performance and high availability RAID controller cards. Further, our products use a common management interface designed to simplify storage administration and reduce related costs. Our products are sold to enterprises, small and midsize businesses, government agencies and retail users engaged in a broad range of vertical markets across geographically diverse markets through OEMs and distribution channel customers, including system integrators.

Our new management team is continuing to perform a thorough analysis of our operations, which it initiated in the first quarter of fiscal 2006, and has begun implementing a detailed plan to support our corporate strategy. This analysis of our operations includes a review of all aspects of our business, including our product portfolio, our relationships with strategic partners and our research and development focus. To date, we have implemented the following steps:

- On January 31, 2006, we signed a definitive agreement with Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc., for the sale of our OEM block-based systems business for $14.5 million, of which $5.0 million will be received over the next two years. In addition, Sanmina-SCI USA agreed to pay us contingent consideration of up to an additional $12.0 million if certain revenue levels are achieved over a three year period. We recorded a gain of approximately $12.1 million as a result of this transaction in the fourth quarter of fiscal 2006.

- On December 23, 2005, we entered into a three-year contract manufacturing agreement with Sanmina-SCI whereby Sanmina-SCI, upon the closing of the transaction on January 9, 2006 assumed manufacturing operations of Adaptec products. In addition, we sold certain manufacturing assets, buildings and improvements and inventory located in Singapore with respect to printed circuit board assemblies and storage system manufacturing operations to Sanmina-SCI for $26.6 million (net of closing costs of $0.6 million) resulting in a loss on disposal of assets of $1.6 million that was recorded in "Other charges (gains)" on the Consolidated Statements of Operations.

- On September 30, 2005, we sold our IBM i/p Series RAID business to IBM for approximately $22.0 million plus $1.3 million for certain fixed assets. In addition, IBM purchased certain related inventory at our net book value of $0.8 million. We also granted IBM a nonexclusive license to certain intellectual property and sold to IBM substantially all of the assets dedicated to the engineering and manufacturing of RAID controllers and connectivity products for the IBM i/p Series RAID business. Under the terms of the nonexclusive license, IBM will pay us royalties for the sale of our board-level products over the next six quarters, which will be recognized as contingent consideration in discontinued operations when earned. In fiscal 2006, we received royalties of $5.6 million, which we recorded in "Income (loss) from disposal of discontinued operations, net of taxes," in the Consolidated Statements of Operations.

- On September 29, 2005, our Board of Directors approved management's recommendation to divest our systems business, which includes substantially all of the operating assets and cash flows that were obtained through our acquisitions of Snap Appliance, Inc. in fiscal 2005 and Eurologic Systems Group Limited in fiscal 2004 as well as internally developed hardware and software. In connection with this action, we classified the systems business as a discontinued operation in our consolidated financial statements. Accordingly, we have reclassified the underlying Consolidated Statements of Operations and Consolidated Statements of Cash Flows and related disclosures for all periods presented to reflect that business as part of discontinued operations.

- We reorganized our internal organization structure related to our OEM and Channel segments in the second quarter of fiscal 2006. While our former OEM and Channel segments each offered an integrated set of customer-focused products, the new organization is managed at the product level. Our segments currently are DPS and DSG. As a result of the segment reorganization, an assessment of the recoverability of goodwill was performed and we wrote-off our entire balance of goodwill of $90.6 million in the second quarter of fiscal 2006. All prior periods have been restated to reflect our new segments.

Unless otherwise indicated the following discussion pertains only to our continuing operations.

In fiscal 2006, we focused on strengthening our market position through innovation and new products. We compete in the markets we serve on the basis of key technologies, ease-of-use and cost effectiveness as follows:

- *PCI, PCI-X and PCIe RAID Controllers.* We provide PCI, PCI-X and PCIe RAID controllers based on SCSI, SATA and Serial Attached SCSI technologies that enable end users to use our data protection solutions independent of the host interface and disk interconnect technology. We have an established proprietary RAID code that we leverage across our hardware, providing customers with continuous data protection through a variety of advanced RAID levels and features. Our PCI, PCI-X and PCIe RAID controllers are primarily used in servers for DAS. In the third quarter of fiscal 2006, we introduced five new HBAs and RAID controllers and one new internal enclosure based on the emerging Serial ATA and Serial Attached SCSI technologies.

- *Storage Software.* Our storage products include storage management software that enables customers and IT managers to easily manage storage across DAS and SAN environments as well as our RAID data protection software. In the fourth quarter of fiscal 2006, we announced our Advanced Data Protection Suite, which includes unique RAID levels like RAID 1E, RAID-5EE, dual drive failure protection (RAID 6, 60), and Copyback Hotspare feature. These features, that come standard on our new SATA and Serial Attached SCSI and ROC-based Ultra 320 SCSI RAID controllers, allow our products to deliver a higher level of data protection. We also offer software that includes storage virtualization and Snapshot Backup functionality which, when combined with our hardware, helps to simplify storage management and increase data protection.

- *ASICs.* In fiscal 2005, we made a strategic decision to partner on the development of ASIC products containing I/O and RAID functionality. As a result, during our fiscal 2005, we entered into separate strategic alliances with Vitesse Semiconductor Corporation, or Vitesse, and ServerEngines LLP, or ServerEngines, whereby Vitesse and ServerEngines assumed responsibility for the design of certain ASICs. During fiscal 2006, some of our board-level solutions now contain jointly developed ASICs. We believe that these alliances allow us to better focus on our core strengths, driving market leadership and growth by delivering advanced data protection technology to our OEM and channel customers worldwide.

- *Solid Brand Equity.* We have been providing reliable storage access products for 25 years and have built a reputation for making complex storage technologies easy to use. We believe that these factors have provided us with strong brand recognition and customer loyalty.

In fiscal 2006, we reorganized our internal organization structure related to our OEM and Channel segments. Where previously our former OEM and Channel segments each offered an integrated set of customer-focused products, the new organization is managed at the product level. Our segments are:

- *DPS:* Our DPS group provides storage products and currently sells all of our storage technologies, including board-level products, ASICs, RAID controllers, internal enclosures and stand-alone software. We sell these products directly to OEMs, ODMs that supply OEMs, system integrators, VARs and end users through our network of distribution and reseller channels.

- *DSG:* Our DSG group provides high-performance I/O connectivity and digital media products for personal computing platforms, including notebook and desktop PCs. We sell these products to retailers, OEMs and distributors.

We were incorporated in 1981 in California and completed our initial public offering on the Nasdaq National Market in 1986. In March 1998, we reincorporated in Delaware. We are an S&P SmallCap 600 Index member. Our principal executive offices are located at 691 South Milpitas Boulevard, Milpitas, California 95035 and our telephone number at that location is (408) 945-8600. We also maintain our website at www.adaptec.com. The contents of this website are not incorporated in or otherwise to be regarded as part of this annual report.

Available Information

We make available free of charge through our website the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission: our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Business Segment and Products Overview

In fiscal 2006, our DPS segment accounted for $276.2 million of our net revenues and our DSG segment accounted for $33.9 million of our net revenues (See Note 16 of the Notes to Consolidated Financial Statements for further discussion of our segments' results).

Following are discussions of our key product offerings for our DPS and DSG businesses.

DPS

Components.

RAID Controllers and HBAs. In fiscal 2006, we enhanced our line of RAID controllers with the introduction of two Serial ATA II solutions for the PCI-X interface and three Serial Attached SCSI solutions, for both PCI-X and PCIe. Serial ATA II (SATA II), the successor to SATA technology for data storage, is a point-to-point connection that delivers full throughput to each storage device by allowing multiple ports to be managed by a single controller. Adaptec SATA II technology delivers data transfer rates with 3 Gb/s while also supporting 1.5 Gb/s (SATA I). Serial Attached SCSI is the enterprise storage interface that takes parallel SCSI into new dimensions of performance, flexibility and scalability. With Serial Attached SCSI, customers enjoy performance many times faster than parallel SCSI and can mix and match Serial Attached SCSI and SATA drives for cost and performance optimization.

Host I/O. Driven by market needs for capacity and data protection, the host I/O interfaces support various connectivity requirements between the central processor to internal and external peripherals, including external storage devices. Adaptec host I/O products, which incorporate our proprietary ASIC technologies, provide customers with high-speed PCI, PCI-X, PCIe, SCSI, Serial Attached SCSI or SATA technology. These technologies can be applied to a variety of applications, including storage of email, medical records, digital images, and financial transactions. We have provided next-generation Serial Attached SCSI products to OEMs for testing and development.

iSCSI/TCP/IP Offload Engine. iSCSI is specifically designed to enable cost-effective SANs to be deployed to a broad market, using existing Ethernet infrastructure and protocols, and provide lower total cost of ownership by retaining the existing networking, interoperability, manageability, and compatibility advantages of Ethernet. With this technology, our customers will be able to use inexpensive, readily available Ethernet switches, hubs and cables to implement iSCSI-based SANs. We ship iSCSI HBAs through distribution channel customers. Our networking focus has been on the development of products that will provide iSCSI and TOE functionality. We have invested over five years of research and development efforts in iSCSI products. As a result of the strategic alliance that we entered into with ServerEngines in March 2005, we believe we have accelerated our ability to deliver next-generation iSCSI products that can provide higher performance (10Gb/s).

Software

Our products incorporate software that simplifies data management and protection for businesses of all sizes. We distribute the software through various methods. Some of our software is licensed independent of the hardware to run on a range of products, including ours.

A discussion of the software we license is as follows:

Host RAID. Host RAID technology allows our customers to leverage the I/O components already incorporated on their servers to connect them with RAID-provided low cost data protection. To date, such functionality has been considered important for mission critical data only. Host RAID enables customers not only to protect their data drives but also to include protection for the boot drives.

The following software products are available in combination with hardware or can be purchased as an upgrade.

RAID. Our RAID technology reduces a customer's dependence on the reliability of a single disk drive by duplicating data across multiple drives. We apply our RAID technology independent of disk drive interface to provide data protection on SCSI, ATA and SATA disk drives. This independence enables our RAID software, firmware and hardware to be available across the full spectrum of servers from entry to enterprise. Our new RAID 6 solution can sustain two simultaneous drive failures in an array without downtime or data loss. In fiscal 2005, Adaptec became the first vendor to ship a Serial Attached SCSI RAID 6 solution. IBM has standardized on Adaptec RAID 6 software as well as our Zero Channel Serial Attached SCSI RAID controller for IBM's x366 xSeries servers. In fiscal 2006, we made this RAID technology available to the channel by incorporating it into our new SATA and Serial Attached SCSI RAID controllers, as well as our current ROC-based U320 SCSI RAID controllers. Along with the Dual Drive Failure Protection (RAID 6, 60), the Advanced Data Protection Suite also includes Striped Mirror (RAID 1E) that extends RAID 1 data availability across an odd number of drives, Hot Space (RAID 5EE) that enhances RAID 5 performance by utilizing an extra drive, and Cobyback Hot Spare that automatically reconfigures a system when a failed drive is replaced. Snapshot Backup, which allows users to create point-in-time copies of data, is an optional feature that customers may purchase to help streamline disaster recovery operations.

Storage-Virtualization. Our storage-virtualization software enables organizations to simplify management of multiple homogenous external storage systems.

Adaptec Storage Manager. Adaptec Storage Manager is a single RAID storage management utility that enables customers and IT managers to easily manage storage across DAS and SAN environments. It allows the user to configure, expand, manage and monitor local and remote RAID storage from a single client workstation.

DSG

Our DSG segment develops, manufactures and markets high-performance I/O connectivity, digital media products and flexible desktop storage and gaming products for users and professionals in the desktop PC and notebook aftermarket. Our connectivity products enable connections between computers, peripherals and consumer electronic devices. Our digital media products, including video and Media Center products, enable users to capture, create, manage and share television, digital audio and video on their computers, CDs and DVDs.

Sales, Marketing and Customers

We supply a broad range of storage products and maintain a sales, distribution, service and support infrastructure.

We sell our products through our sales force to OEMs worldwide, who market our products under their brands. We work closely with our OEM customers to design and integrate current and next generation products to meet the specific requirements of end users. The OEM sales force focuses on developing relationships with OEM customers. The sales process involved in gaining major design wins can be complex, lengthy, and expensive. Sales to these OEM customers accounted for approximately 62% of our total revenues in fiscal 2006.

We also sell through our sales force to distribution customers worldwide, who market our products under the Adaptec brand; they, in turn, sell to VARs, systems integrators and retail customers. We also sell directly to direct marketers, VARs and retailers who market our products under the Adaptec brand. We provide training and support for our distribution customers and to VARs. We also sell board-based products and provide technical support to end users worldwide through major computer-product retailers. Sales to distribution customers accounted for approximately 38% of our total revenues in fiscal 2006.

We emphasize customer service as a key element of our marketing strategy and maintain technical applications groups at our corporate headquarters and in the field. This includes assisting current and prospective customers in the use of our products, and providing the systems-level expertise and software experience of our engineering staff to customers with particularly difficult design problems. A high level of customer service is also maintained through technical support hotlines, email and dial-in-fax capabilities.

Our primary OEM customers in fiscal 2006, in alphabetical order, included Dell, Fujitsu-Siemens, Hewlett-Packard and IBM. Our primary distributors in fiscal 2006, in alphabetical order, included CPI Computer Partner Handels GmbH, Ingram Micro, Synnex, and Tech Data. Our primary retail customers in the DSG segment in fiscal 2006, in alphabetical order, included Best Buy, Circuit City and CompUSA.

In fiscal 2006, IBM and Dell accounted for 30% and 16% of our revenues, respectively. In fiscal 2005, IBM and Dell accounted for 24% and 15% of our revenues, respectively. In fiscal 2004, IBM and Dell accounted for 21% and 12% of our revenues, respectively.

We have entered into several arrangements with IBM over the past several years. In May 2000, we entered into a patent cross-license agreement with IBM, which was subsequently amended in March 2002, and obtained a release of past infringement claims made prior to January 1, 2000 and received the right to use certain IBM patents from January 1, 2000 through June 30, 2007. Additionally, we granted IBM a license to use all of our patents for the same period. In March 2002, we entered into a non-exclusive, perpetual technology licensing agreement and an exclusive three-year product supply agreement with IBM. The technology licensing agreement grants us the right to use IBM's ServeRAID technology for our internal and external RAID products. Under the product supply agreement, we deliver RAID software, firmware and hardware to IBM for use in IBM's xSeries servers. In June 2004, we completed an acquisition and licensing agreement with IBM for RAID intellectual property and the delivery of Adaptec RAID controllers for IBM's eServer iSeries and pSeries servers, or IBM i/p Series. In December 2004, we expanded the i/p Series relationship with IBM to deliver Adaptec-branded RAID controllers and connectivity products, which were previously branded as IBM, for IBM's i/p Series directly through IBM's sales channel. In September 2005, we sold the IBM i/p Series RAID business back to IBM. In addition, IBM purchased certain related inventory. We also granted IBM a nonexclusive license to certain intellectual property and sold to IBM substantially all of the assets dedicated to the engineering and manufacturing of RAID controllers and connectivity products for the IBM i/p Series RAID business. For further discussion on agreements between us and IBM, please refer to Notes 2 and 14 to the Notes to Consolidated Financial Statements.

International

We maintain operations in seven foreign countries and sell our products in additional countries through various representatives and distributors. We believe this geographic diversity allows us to draw on business and technical expertise from an international workforce, provides both stability to our operations and diversifies revenue streams to offset geographic economic trends and offers us an opportunity to penetrate new markets.

A summary of our net revenue and net property, plant and equipment by geographic area is set forth in Note 16 in the Notes to Consolidated Financial Statements. We generated approximately 72% of our overall revenues in 2006 from outside of the United States. These sales include sales to foreign subsidiaries of U.S. companies. A majority of our revenues originating outside the United States was from commercial customers rather than foreign governments.

Competition

The markets for all of our products within the DPS and DSG segments are highly competitive and are characterized by rapid technological advances, frequent new product introductions, evolving industry and customer standards and competitive pricing pressures. Our competitive strategy is to continue to leverage our technical expertise and concentrate on delivering a comprehensive set of highly reliable, high performance storage and connectivity products with superior data protection that simplify storage management for organizations of all sizes. We design advanced features into our products, with a particular emphasis on data transfer rates, software-defined features and compatibility with major operating systems and most peripherals.

We believe the principal competitive factors in the markets for our DPS products are: product price versus performance, product features and functionality, reliability, technical service and support, scalability and interoperability and brand awareness. We compete primarily with product offerings from Applied Micro Circuits Corporation (3Ware), Broadcom, LSI Logic and Promise.

We believe the principal competitive factors in the markets for our DSG products are: product price/performance, brand awareness and distribution breadth, reliability, and technical service and support. In the DSG segment, our SCSI products compete primarily against products using technology alternatives such as USB and FireWire/1394, which are available from companies such as Belkin and SIIG, and our digital media products compete with product offerings of Hauppauge Computer Works and Pinnacle Systems. Our desktop storage solutions also compete against products using alternative technologies, such as flash drives and removable media storage, which are available from a variety of companies.

Backlog

Due to industry practice that allows customers to change or cancel orders with limited advance notice prior to shipment, we do not believe that backlog as of any particular date is indicative of future sales. Our backlog for our continuing operations at March 31, 2006 was approximately $21.5 million, consisting of $20.2 million related to our DPS segment and $1.3 million related to our DSG segment. Our backlog at March 31, 2005 was approximately $25.3 million (including our backlog related to our IBM i/p Series RAID and systems businesses that were discontinued in fiscal 2006). We typically receive orders for our products within two weeks or less of the desired delivery date and most orders are subject to rescheduling and/or cancellation with little or no penalty. We maintain remote inventory locations at many of our major OEMs sites. Product ordering and delivery occur when the OEM customer accepts our product into their inventory.

Manufacturing

Beginning in the fourth quarter of fiscal 2006, we employed Sanmina-SCI Corporation to manufacture the majority of our products. We employ Surface Mount Technology Corporation, or SMTC, to manufacture certain of our ServeRAID products that are sold to IBM. We believe that SMTC and Sanmina-SCI will be able to meet our anticipated needs for both current and future technologies.

Our final assembly and test operations are performed by Amkor Technology and Advanced Semiconductor Engineering.

Intellectual Property

We seek to establish and maintain our proprietary rights in our technology and products through the use of patents, copyrights, trademarks and trade secret laws. We encourage our engineers to document patentable inventions, and we have applied for and continue to apply for patents in the United States and in foreign countries. As of March 31, 2006, we had 375 issued patents, expiring between 2007 and 2024, covering various aspects of our technologies. In addition, the Adaptec name and logo are trademarks or registered trademarks of ours in the United States and other countries. We believe our patents and other intellectual property rights have value, but we do not consider any single patent to be essential to our business. We also seek to maintain our trade secrets and confidential information by non-disclosure policies and through the use of appropriate confidentiality agreements.

In May 2000, we entered into a patent cross-license agreement with IBM. Under the agreement, we received a release from infringement claims prior to January 1, 2000 and received the right to use certain of IBM's patents through June 30, 2004. In consideration, we paid, in annual installments, an aggregate patent fee of $13.3 million through June 30, 2004, and we granted IBM a license to use all of our patents for the same period. In March 2002, the patent cross-license agreement was amended to extend the term to June 30, 2007.

Research and Development

We continually enhance our existing products and develop new products to meet changing customer demands. The high technology industry is characterized by rapid technological innovation, evolving industry standards, changes in customer requirements and new product introductions and enhancements. We believe that our future performance will depend in large part on our ability to maintain and enhance our current product line, develop new products that achieve market acceptance, maintain competitiveness and meet an expanding range of customer requirements. To achieve this objective, we intend to continue to leverage our technical expertise and product innovation capabilities to address storage-access products across a broad range of users and platforms. We also expect to continue to make acquisitions and investments where appropriate. We have opened a research and development center in Bangalore, India and anticipate expanding the facility throughout 2007.

Approximately one-third of our employees are engaged in research and development. In fiscal 2006, 2005 and 2004, our research and development expenses were $60.9 million, or 20% of total revenues, $86.5 million, or 23% of total revenues, and $95.6 million, or 24% of total revenues, respectively. Research and development expenses primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities, amortization of purchased technology and subcontracting costs.

We entered into two strategic alliances in fiscal 2005 with ServerEngines and Vitesse related to a portion of our ASIC development. These alliances are further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We anticipate that we will continue to have significant research and development expenditures in the future in order to continue to offer innovative, high-quality products and services to maintain and enhance our competitive position. Our investment in research and development primarily focuses on developing new products for external storage, storage software and server storage markets. We also invest in research and development of new technologies, including iSCSI, SATA and Serial Attached SCSI.

Environmental Laws

Certain of our operations involve the use of substances regulated under various federal, state and international environmental laws. It is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even if not subject to regulations imposed by local governments.

The European Parliament has enacted the Restriction on Use of Hazardous Substances Directive, or RoHS Directive, which restricts the sale of new electrical and electronic equipment containing certain hazardous substances, including lead, which is currently used in some of our products. We are working to eliminate lead from products we put on the market by July 1, 2006 as required by the RoHS Directive. The costs associated with compliance may negatively impact our results of operations and competitive position. For example, in fiscal 2006, we had an excess inventory expense of $1.9 million related to the transition of our products to comply with the RoHS Directive. We are also working with our suppliers to redesign or reformulate their components containing lead to reduce or eliminate lead in our products. Based upon current information available to us, we believe that we will be able to comply with the RoHS Directive within the applicable time period. However, if we do not comply with this Directive, we may suffer a loss of revenue, be unable to sell in certain markets or countries and suffer competitive disadvantage.

Employees

As of March 31, 2006, we had 1,128 employees. We believe that we currently have favorable employee relations. None of our employees are represented by a collective bargaining agreement, nor have we ever experienced work stoppages.

Item 1A. *Risk Factors*

Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline.

The impact of ongoing contract negotiations with our large OEM customers, industry technology transitions and market acceptance of our new products could cause our quarterly revenues to continue to decline. Our quarterly revenues have declined in each of the last two quarters and may continue to decline. We depend on a small number of large OEM customers for a significant portion of our revenues, and we are engaged in ongoing contract negotiations concerning product specifications and price. These negotiations may prove to be unfavorable. In addition, we are in the midst of an industry transition from parallel to serial connectivity and the revenue we generate from sales of our serial products may not grow at a fast enough rate to offset of declines in sales of our parallel products. Furthermore, although we are developing new products and technologies to replace our legacy products and technologies these new products and technologies may not gain sufficient market acceptance or contribute significantly to revenue. These factors, individually or in the aggregate, could cause our quarterly revenues to continue to decline.

We depend on contract manufacturers and subcontractors, and if they fail to meet our manufacturing needs, it could delay shipments of our products and result in the loss of customers. We rely on contract manufacturers for manufacturing of our products and subcontractors for the assembly and packaging of the integrated circuits included in our products. On December 23, 2005 we entered into a three-year contract manufacturing agreement with Sanmina-SCI whereby Sanmina-SCI upon the closing of the transaction on January 9, 2006, assumed manufacturing operations of a majority of our products. If the transition of the manufacturing facilities does not go as expected it could result in loss of customers or revenue, which would have an adverse effect on our financial results. We have no long-term agreements with our assembly and packaging subcontractors. We also employ Amkor Technology and Advanced Semiconductor Engineering for our final assembly and test operations related to our ASIC products. We cannot assure you these subcontractors will continue to be able and willing to meet our requirements for these components or services. Any significant disruption in supplies from or degradation in the quality of components or services supplied by, these contract manufacturers and subcontractors could delay shipments and result in the loss of customers or revenues, which could have an adverse effect on our financial results.

Actions that we have taken and the actions that we are considering could adversely affect our business and financial results in the short-term, and may not have the long-term beneficial results that we intend. Our new management team is continuing to perform a thorough analysis of our operations, which it initiated in the first quarter of fiscal 2006, and has begun making a detailed plan to support our corporate strategy. This analysis of our operations includes a review of all aspects of our business, including our product portfolio, our relationships with strategic partners and our research and development focus. To date, we have implemented the steps described in "Business—Overview," set forth above in Part I, Item 1 of this Annual Report on Form 10-K.

The actions that we have taken and the actions that we are considering could adversely affect our business and financial results in the short-term, may not have the long-term beneficial results that we intend and could result in the following:

- loss of customers;
- loss of employees;
- increased dependency on suppliers;
- supply issues;
- reduced revenue base;
- impairment of our assets;
- increased operating costs; and
- material restructuring charges.

If we are unable to successfully complete the divestiture of our systems business it could result in an adverse effect on our business and financial results. Completing the divestiture of our systems business (which includes substantially all of the operating assets that were obtained through the Snap Appliance and Eurologic Systems acquisitions) could cause significant diversions of management time and resources. In addition, if the net proceeds of any such sale, prove to be less than we anticipate, it could lead to an additional impairment charge against our assets. Additionally, customers for our systems products could be reluctant to continue to buy from us due to the uncertainty caused by the planned divestiture. We may not be successful in selling the systems business on terms that are acceptable to us or might not be able to find a buyer for the business. We may not be successful in overcoming these risks or any other problems encountered in connection with this divesture which may adversely affect our business, financial position and operating results.

Our operating results have fluctuated in the past, and are likely to continue to fluctuate, and if our future results are below the expectations of investors or securities analysts, the market price of our common stock would likely decline significantly. Our quarterly operating results have fluctuated in the past, and are likely to vary significantly in the future, based on a number of factors related to our industry and the markets for our products. Factors that are likely to cause our operating results to fluctuate include those discussed in this Risk Factors section. In fiscal 2006, our operating results were materially impacted by unusual charges, such as a goodwill impairment charge of $90.6 million.

Our operating expenses are largely based on anticipated revenues, and a large portion of our expenses, including facility costs and salaries, are fixed in the short term. As a result, lower than anticipated revenues for any reason could cause significant variations in our operating results from quarter to quarter.

Due to the factors summarized above, and the other risks described in this section, we believe that you should not rely on period-to-period comparisons of our financial results as an indication of our future performance. In the event that our operating results fall below the expectations of market analysts or investors, the market price of our common stock could decline substantially.

Our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment. Adverse economic conditions in some markets may impact our business, which could result in:

- Reduced demand for our products as a result of a decrease in capital spending by our customers;
- Increased price competition for our products;
- Increased risk of excess and obsolete inventories;
- Excess facilities and manufacturing capacity; and
- Higher overhead costs as a percentage of revenues.

Demand for our products would likely be negatively affected if demand in the server and network storage markets declines. For example, demand in the server market declined slightly in fiscal 2002 and fiscal 2003, which contributed to a decline in our net revenues. It is difficult to predict future server sales growth, if any. In addition, other technologies may replace the technologies used in our existing products and the acceptance of our products using new technologies in the market may not be widespread, which could adversely affect our revenues.

Because our sales are made by means of standard purchase orders rather than long-term contracts, if demand for our customers' products declines or if our customers do not control their inventories effectively, they may cancel or reschedule shipments previously ordered from us or reduce their levels of purchases from us. The volume and timing of orders received during a quarter are difficult to forecast. Our customers generally order based on their forecasts and they frequently encounter uncertain and changing demand for their products. If demand falls below such forecasts or if our customers do not control their inventories effectively, they may cancel or reschedule shipments previously ordered from us. Our customers have from time to time in the past canceled or rescheduled shipments previously ordered from us, and we cannot assure you that they will not do so in the future. In addition, because our sales are made by means of standard purchase orders rather than long-term contracts, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all. Historically, we have set our operating budget based on forecasts of future revenues because we do not have significant backlog. Because much of our operating budget is relatively fixed in the short-term, if revenues do not meet our expectations, then our financial results will be adversely affected.

We depend on a few key customers and the loss of any of them could significantly reduce our revenues. Historically, a small number of our customers has accounted for a significant portion of our revenues. During fiscal 2006, sales to the ten OEM and distribution customers from which we received the greatest revenues accounted for approximately 92% of our total revenues. In addition, IBM and Dell represented 30% and 16%, respectively, of our total revenues in fiscal 2006. We believe that our major customers continually evaluate whether or not to purchase products from alternate or additional sources. Additionally, customers' economic and market conditions frequently change. Accordingly, we cannot assure you that a major customer will not reduce, delay or eliminate its purchases from us, which would likely cause our revenues to decline. In addition, we do not carry credit insurance on our accounts receivables and any difficulty in collecting outstanding amounts due from our customers, particularly customers that place larger orders or experience financial difficulties, could adversely affect our revenues and our net income. Because our sales are made by means of standard purchase orders rather than long-term contracts, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all.

If there is a shortage of components used in our customers' products, our sales may decline, which could adversely affect our results of operations and financial position. If our customers are unable to purchase certain components which are embedded into their products, their demand for our products may decline. In addition, we or our customers may be impacted by component shortages if components that comply with the RoHS Directive are not available. Similar shortages of components used in our products or our customers' products could adversely affect our net revenues and financial results in future periods.

We may be subject to a higher effective tax rate that could negatively affect our results of operations and financial position. Historically our effective tax rate was benefited by a Singapore tax holiday relating to certain of our products. As a result of the contract manufacturing agreement that we entered into with Sanmina-SCI, we will no longer qualify for this holiday. If the alternative plans we have developed to reduce our effective tax rate are not successful, our effective tax rate could increase, which would adversely affect our financial results.

We held approximately $88.2 million of cash, cash equivalents and marketable securities at our subsidiary in Singapore at March 31, 2006. During the fourth quarter of fiscal 2005, we repatriated $360.6 million of cash from Singapore to the United States in connection with the American Jobs Creation Act of 2004 which provides a one-time deduction of 85% for certain dividends from controlled foreign corporations. If the amount repatriated does not qualify for the one-time deduction, we could incur additional income taxes at up to the United States Federal statutory rate of 35%, which would negatively affect our results of operations and financial condition.

Our dependence on new products may cause our net revenues to fluctuate or decline. Our future success significantly depends upon our completing and introducing enhanced and new products at competitive prices and performance levels in a timely manner. The success of new product introductions depends on several factors, including the following:

- Designing products to meet customer needs;
- Product costs;
- Timely completion and introduction of new product designs;
- Quality of new products;
- Differentiation of new products from those of our competitors; and
- Market acceptance of our products.

Our product life cycles in each of our segments may be as brief as 12 months. As a result, we believe that we will continue to incur significant expenditures for research and development in the future. We may fail to identify new product opportunities and may not develop and bring new products to market in a timely manner. In addition, products or technologies developed by others may render our products or technologies obsolete or noncompetitive, or our targeted customers may not select our products for design or integration into their products. The failure of any of our new product development efforts could have an adverse effect on our business and financial results.

We have introduced RAID-enabled products based on the next generation SATA technology and delivered our products based on Serial Attached SCSI technology to certain major OEMs for testing and integration. We will not succeed in generating significant revenues from our new SATA and Serial Attached SCSI technology products if the market does not adapt to these new technologies, which would, over time, adversely affect our net revenues and operating results.

Our reliance on industry standards and technological changes in the marketplace may cause our net revenues to fluctuate or decline. The computer industry is characterized by various, evolving standards and protocols. We design our products to conform to certain industry standards and protocols such as the following:

Technologies:

- ATA
- Fibre channel
- FireWire/1394
- IPsec
- iSCSI
- PCI
- PCI-Express
- PCI-X
- RAID
- Serial Attached SCSI
- SATA
- SCSI
- SMI-S
- Ultra DMA
- USB

Operating Systems:

- Linux
- Macintosh
- Netware
- OS/2
- UNIX
- Windows

If user acceptance of these standards declines, or if new standards emerge, and if we do not anticipate these changes and develop new products, these changes could adversely affect our business and financial results.

If we lose the cooperation of other hardware and software producers whose products are integral to ours, our ability to sustain or grow our revenues could be adversely affected. We must design our products to operate effectively with a variety of hardware and software products supplied by other manufacturers, including the following:

- Microprocessors;
- Peripherals; and
- Operating system software.

We depend on significant cooperation from these manufacturers to achieve our design objectives and develop products that operate successfully with their products. These companies could, from time to time, elect to make it more difficult for us to design our products for successful operability with their products. For example, if one or more of these companies were to determine that as a result of competition or other factors our technology or products would not be broadly accepted by the markets we target, these companies may no longer work with us to plan for new products and new generations of our products, which would make it more difficult to introduce products on a timely basis or at all. Further, some of these companies might decide not to continue to offer products that are compatible with our technology and our markets could contract. If any of these events were to occur, our revenue and financial results could be adversely affected.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may adversely affect our business. The European Parliament has enacted the RoHS Directive, which restricts the sale of new electrical and electronic equipment containing certain hazardous substances, including lead that is currently used in some of our products. We are working to eliminate lead from our products in accordance with the timelines established in the RoHS Directive. The costs associated with compliance may negatively impact our operating results and competitive position. For example, in fiscal 2006, we had an excess inventory expense of $1.9 million related to the transition of our products to comply with the RoHS Directive. We are also working with our suppliers to redesign or reformulate their components containing lead to reduce or eliminate lead in our products. If we are unable to comply with the RoHS Directive, we may suffer a loss of revenue, be unable to sell affected products in certain markets or countries and be at a competitive disadvantage.

The European Parliament has also finalized the Waste Electrical and Electronic Equipment Directive, or WEEE Directive, which makes producers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. We may incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. Because the EU member states have not fully implemented the WEEE Directive, the nature and extent of the costs to comply and fees or penalties associated with non-compliance are unknown at this time. Costs to comply with the WEEE Directive and similar future legislation, if applicable, may also include legal and regulatory costs and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations.

We entered into strategic alliances with Vitesse for the development of our Serial Attached SCSI ROC product and with ServerEngines to advance our development of iSCSI products, and if these companies fail to develop and bring new products to market in a timely manner, it could result in an adverse effect on our business and financial results. In January 2005, we entered into a strategic alliance with Vitesse for it to develop and market the next generation of our Serial Attached SCSI products. In March 2005, we entered into a strategic alliance with ServerEngines to develop and market the next generation of our IP storage products, such as 10Gb iSCSI. Accordingly, we are at risk that Vitesse and ServerEngines may encounter challenges in fulfilling their responsibilities under these alliances, such as timely completing and introducing new product designs, maintaining the quality of new products, minimizing product costs, differentiating new products from those of our competitors and achieving market acceptance of our products. Vitesse has recently become subject to investigation by the SEC and the U.S. Attorney's office in New York regarding its historical practices with respect to the granting of stock options, which has resulted in Vitesse terminating certain of their executives. To the extent that these investigations cause disruptions in Vitesse's operations, or if we otherwise encounter issues with respect to our strategic alliances, it could have an adverse effect on our business and financial results.

If we do not provide adequate support during our customers' design and development stage, or if we are unable to provide such support in a timely manner, we may lose revenues to our competitors. Certain of our products are designed to meet our customers' specifications and, to the extent we are not able to meet these expectations in a timely manner or provide adequate support during our customers' design and development stage, our customers may choose to buy similar products from another company. If this were to occur we may lose revenues and market share to our competitors.

If we are unable to compete effectively, our net revenues could be adversely affected. The markets for all of our products are intensely competitive and are characterized by the following:

- Rapid technological advances;
- Frequent new product introductions;

- Evolving industry standards; and
- Price erosion.

Consequently, we must continue to enhance our products on a timely basis to keep pace with market demands. If we do not do so, or if our competition is more effective in developing products that meet the needs of our existing and potential customers, we may lose market share and not participate in the future growth of our target markets. For example, intense competition in the transition from products employing Ultra 160 technology to products employing Ultra 320 technology has adversely affected revenues from our SCSI products. Our future success will depend on the level of acceptance of our RAID products and products based on the next generation SATA and Serial Attached SCSI technologies by new and existing customers. In addition, we expect that our future success will depend significantly on our ability to participate in the ongoing development of the network storage market in which we face intense competition from other companies that are also focusing on networked storage products.

We cannot assure you that we will have sufficient resources to accomplish all of the following:

- Satisfy any growth in demand for our products;
- Make timely introductions of new products;
- Compete successfully in the future against existing or potential competitors;
- Provide OEMs with design specifications in a timely manner; and
- Prevent price competition from eroding margins.

As part of our overall strategy we may make acquisitions and enter into strategic alliances. Costs associated with these acquisitions or strategic alliances may adversely affect our results of operations, which could be exacerbated if we are unable to integrate the acquired companies, products or technologies. As part of our overall strategy we may acquire or invest in complementary companies, products or technologies and enter into strategic alliances with other companies. In order to be successful in these activities, we must:

- Conduct acquisitions that enhance our time to market with new products;
- Successfully prevail over competing bidders for target acquisitions at an acceptable price;
- Invest in companies and technologies that contribute to the growth of our business;
- Integrate acquired operations into our business and maintain uniform standards, controls and procedures;
- Retain the key employees of the acquired operations; and
- Develop the capabilities necessary to exploit newly acquired technologies.

The benefits of acquisitions or strategic alliances may prove to be less than anticipated and may not outweigh the costs reported in our financial statements. For example, during fiscal 2006, we sold the IBM i/p Series RAID business for a loss of $2.3 million. Further, we plan to divest the remainder of our systems business, which includes certain assets obtained through the Snap Appliance acquisition. During the fourth quarter of fiscal 2006, we recorded an impairment charge of $10.0 million to reduce these long-lived assets to fair value, less cost to sell.

Completing any potential future acquisitions or strategic alliances could cause significant diversions of management time and resources. If we acquire new businesses, products or technologies in the future, we may be required to assume warranty claims or other contingent liabilities, including liabilities unknown at the time of acquisition, and amortize significant amounts of other intangible assets and, over time, recognize significant charges for impairment of goodwill, other intangible assets or other losses. If we consummate any potential future acquisitions in which the consideration consists of stock or other securities, our existing stockholders' ownership may be significantly diluted. If we proceed with any potential future acquisitions in which the consideration is cash, we may be required to use a substantial portion of our available cash. In addition, we may be required to invest significant resources in order to perform under a strategic alliance or to complete an acquisition, which could adversely affect our results of operations, at least in the short-term, even if we believe the strategic alliance or acquisition will benefit us in the long-term. We may not be successful in overcoming these risks or any other problems encountered in connection with these or other business combinations, investments or strategic alliances. These transactions may adversely affect our business, financial position and operating results.

Product quality problems could lead to reduced revenues and gross margins. We produce highly complex products that incorporate leading-edge technologies, including both hardware and software. Software often contains "bugs" which can interfere with expected operations. We cannot assure you that our pre-shipment testing programs will be adequate to detect all defects which might interfere with customer satisfaction, reduce sales opportunities, or affect our gross margins if the costs of remedying the problems exceed reserves established for that purpose. An inability to cure a product defect could result in the failure of a product line, and withdrawal, at least temporarily, from a product or market segment, damage to our reputation, inventory costs, product reengineering expenses, and a material impact on revenues and gross margins.

We currently purchase all of the finished production silicon wafers used in our products from wafer suppliers, and if they fail to meet our manufacturing needs, it would delay our production and our product shipments to customers and negatively affect our operations. Independent foundries manufacture to our specifications all of the finished silicon wafers used for our products. We currently purchase finished production silicon wafers used in our products from Taiwan Semiconductor Manufacturing Company, or TSMC, and IBM. The manufacture of semiconductor devices is sensitive to a wide variety of factors, including the following:

- The availability of raw materials;
- The availability of manufacturing capacity;
- Transition to smaller geometries of semiconductor devices;
- The level of contaminants in the manufacturing environment;
- Impurities in the materials used; and
- The performance of personnel and equipment.

We cannot assure you that manufacturing problems may not occur in the future. A shortage of raw materials or production capacity could lead our wafer suppliers to allocate available capacity to other customers. Any prolonged inability to obtain wafers with competitive performance and cost attributes, adequate yields or timely deliveries would delay our production and our product shipments, and could have an adverse effect on our business and financial results. We expect that our wafer suppliers will continually seek to convert their processes for manufacturing wafers to more advanced process technologies. Such conversions entail inherent technological risks that can affect yields and delivery times. If for any reason the wafer suppliers we use are unable or unwilling to satisfy our wafer needs, we will be required to identify and qualify additional suppliers. Additional wafer suppliers may be unavailable, may take significant amounts of time to qualify or may be unable to satisfy our requirements on a timely basis.

We depend on the efforts of our distributors, which if reduced, could result in a loss of sales of our products in favor of competitive offerings. We derived approximately 38% of our revenues for fiscal 2006 from independent distributor and reseller channels. Our financial results could be adversely affected if our relationships with these distributors or resellers were to deteriorate or if the financial condition of these distributors or resellers were to decline.

Our distributors generally offer a diverse array of products from several different manufacturers. Accordingly, we are at risk that these distributors may give higher priority to selling products from other suppliers. A reduction in sales efforts by our current distributors could adversely affect our business and financial results. For example, some of our distributors have threatened to stop selling our products or make pricing of our products non-competitive if we do not agree to absorb their costs to comply with the RoHS and WEEE Directives with respect to our products. Our distributors build inventories in anticipation of future sales, and if such sales do not occur as rapidly as they anticipate, our distributors will decrease the size of their product orders. If we decrease our price protection or distributor-incentive programs, our distributors may also decrease their orders from us. In addition, we have from time to time taken actions to reduce levels of products at distributors and may do so in the future. These actions may affect our net revenues and negatively affect our financial results.

If we do not meet our restructuring objectives, we may have to implement additional plans in order to reduce our operating costs and may, as a result, incur additional material restructuring charges. We have implemented several restructuring plans to reduce our operating costs in fiscal 2006, fiscal 2005 and fiscal 2004, and recorded related restructuring charges of $10.4 million, $5.9 million and $4.3 million, respectively. The plans included primarily the reduction of our workforce and the consolidation of our manufacturing operations in Singapore. The goals of these plans were to support future growth opportunities, focus on investments that grow revenues and increase operating margins. If we do not meet our restructuring objectives, we may have to implement additional restructuring plans to reduce our operating costs, which could cause us to incur material restructuring charges. Further, these restructuring plans may not achieve the original goals we had in implementing them due to such factors as significant costs or restrictions on workforce reductions that may be imposed in some international locales and a potential adverse effect on employee capabilities that could harm our efficiency and our ability to act quickly and effectively in the rapidly changing technology markets in which we sell our products.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business. Some of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses, including, for example, the GNU General Public License, or GPL, GNU Lesser General Public License, or LGPL, the Mozilla Public License, the BSD License, and the Apache License. Some of those licenses may require as a condition of the license that we make available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, that we provide notices with our products, and/or that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of those open source licenses, we could be required to incur legal expenses in defending against such allegations, and if our defenses were not successful we could be enjoined from distribution of the products that contained the open source software and required to either make the source code for the open source software available, to grant third parties certain rights of further use of our software, or to remove the open source software from our products, which could disrupt our distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, we could under some of the open source licenses, be required to release the source code of our proprietary software. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any such open source licenses, we could also be subject to liability for copyright infringement damages and breach of contract for our past distribution of such open source software.

Our operations depend on key personnel, the loss of whom could affect the growth and success of our business. In order to be successful, we must retain and motivate our executives, our principal engineers and other key employees, including those in managerial, technical, marketing and information technology support positions. In particular, our product generation efforts depend on hiring and retaining qualified engineers.

Competition for experienced management, technical, marketing and support personnel remains intense. For example, we transitioned certain research and development efforts to North Carolina, where we have experienced significant competition in our efforts to attract and retain qualified software engineers. The loss of any of these key employees could have a significant impact on our operations. We also must continue to motivate employees and keep them focused on our strategies and goals, which may be particularly difficult due to morale challenges posed by workforce reductions, the announcement of the divestiture of the systems business and general uncertainty.

Our international operations involve risks, and may be subject to political or other non-economic barriers to our being able to sell our products in certain countries, local economic conditions that reduce demand for our products among our target markets and potential disruption in the supply of necessary components. Many of our subcontractors are primarily located in Asia and we have sales offices and customers located throughout Europe, Japan and other countries. Our international operations and sales are subject to political and economic risks, including political instability, currency controls, changes in import/export regulations, tariffs and freight rates. In addition, because our primary wafer supplier, TSMC, is located in Taiwan, we may be subject to certain risks resulting from political instability in Taiwan, including conflicts between Taiwan and the People's Republic of China. These and other international risks could result in the creation of political or other non-economic barriers to our being able to sell our products in certain countries, create local economic conditions that reduce demand for our products among our target market or expose us to potential disruption in the supply of necessary components or otherwise adversely affect our ability to generate revenue and operate effectively.

We depend on third parties to transport our products. We rely on independent freight forwarders to move our products between manufacturing plants and our customers. Any transport or delivery problems because of their errors, or because of unforeseen interruptions in their activities due to factors such as strikes, political instability, terrorism, natural disasters and accidents, could adversely affect our business, financial condition and results of operations and ultimately impact our relationship with our customers.

If the carrying value of our long-lived assets is not recoverable, an impairment loss must be recognized which would adversely affect our financial results. Certain events or changes in circumstances would require us to assess the recoverability of the carrying amount of our long-lived assets. For example, in fiscal 2006, we recorded a goodwill impairment charge of $90.6 million related to our DPS segment. In fiscal 2005, we recorded a goodwill impairment charge of $52.3 million related to our former Channel segment. In fiscal 2004, we recorded an impairment charge of $5.0 million related to certain properties classified as held-for sale and a charge of $1.0 million relating to the decline in value of a minority investment. We will continue to evaluate the recoverability of the carrying amount of our long-lived assets, and we may incur substantial impairment charges which could adversely affect our financial results.

If actual results or events differ materially from those contemplated by us in making estimates and assumptions, our reported financial condition and results of operations for future periods could be materially affected. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For example, we have identified key accounting estimates in our Critical Accounting Policies in our Annual Report on Form 10-K for the fiscal year ended March 31, 2006, which includes revenue recognition, inventory, goodwill and income taxes. In addition, Note 1 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2006 describes the significant accounting policies essential to preparing our consolidated financial statements. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts and disclosures. Although we believe that our judgments and estimates are appropriate and correct, actual future results may differ materially from our estimates.

If we are unable to protect and enforce our intellectual property rights, we may be unable to compete effectively. Although we actively maintain and defend our intellectual property rights, we may be unable to adequately protect our proprietary rights. In addition, the laws of certain territories in which our products are or may be developed, manufactured or sold, including Asia and Europe, may not protect our products and intellectual property rights to the same extent as the laws of the United States. Because we conduct a substantial portion of our operations outside of the United States and sell to a worldwide customer base, we are more dependent on our ability to protect our intellectual property in international environments than would be the case if a larger portion of our operations were domestic.

Despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, which could harm our business and ability to compete effectively. We have from time to time discovered counterfeit copies of our products being manufactured or sold by others. Although we have programs to detect and deter the counterfeiting of our products, significant availability of counterfeit products could reduce our revenues and damage our reputation and goodwill with customers.

Third parties may assert infringement claims against us, which may be expensive to defend and could divert our resources. From time to time, third parties assert exclusive patent, copyright and other intellectual property rights to our key technologies, and we expect to continue to receive such claims in the future. For example, in fiscal 2005, we, Nevada SCSI Enterprises, Inc. and Thomas A. Gafford (jointly, "NSE") entered into a license and release agreement, pursuant to which we paid NSE $1.7 million as a one-time, fully paid-up license fee to settle NSE's claims that some of our products infringed certain patents. In addition, we entered into a patent cross-license agreement with IBM in May 2000. Under this agreement, which was amended in March 2002, we received a release from infringement claims prior to January 1, 2000 and received the right to use certain of IBM's patents through June 30, 2007. In consideration, we paid, in annual installments, an aggregate patent fee of $13.3 million through June 30, 2004. The risks of our receiving additional claims from third parties may be increased in periods such as the one that we are currently entering where we are beginning to offer product lines employing new technologies relative to our existing products.

We cannot assure you that third parties will not assert other infringement claims against us, directly or indirectly, in the future, that assertions by third parties will not result in costly litigation or that we would prevail in such litigation or be able to license any valid and infringed intellectual property from third parties on commercially reasonable terms. These claims may be asserted in respect of intellectual property that we own or that we license from others. In addition to claims brought against us by third parties, we may also bring litigation against others to protect our rights. Intellectual property litigation, regardless of the outcome, could result in substantial costs to us and diversion of our resources, and could adversely affect our business and financial results.

We may be required to pay additional federal income taxes which could negatively affect our results of operations and financial position. On December 15, 2000, we received a statutory notice of deficiency from the IRS with respect to our Federal income tax return for fiscal 1997. We filed a Petition with the United States Tax Court on March 14, 2001, contesting the asserted deficiencies and settlement agreements have been filed with the United States Tax Court on all but one issue. In addition, the IRS is currently auditing our Federal income tax returns for fiscal 1998 through fiscal 2003. We have resolved all issues for fiscal 1998 through fiscal 2001 other than the rollover impact of any potential resolution on the remaining fiscal 1997 issue and tax credits that were generated but not used in subsequent years that may be carried back. While we believe we have meritorious defenses against the asserted deficiencies and any proposed adjustments, and that sufficient taxes have been provided, we cannot predict the final outcome of these matters, and the final resolution could adversely affect our results of operations and financial position.

We may be engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention. From time to time we are subject to litigation or claims that could negatively affect our business operations and financial position. Such disputes could cause us to incur unforeseen expenses, could occupy a significant amount of our management's time and attention, and could negatively affect our business operations and financial position.

We have in the past financed a portion of our capital expenditure needs from capital market financing, and if we need to seek additional financing, it may not be available on favorable terms. In order to finance strategic acquisitions, capital asset acquisitions and other general corporate needs, we have in the past relied, in part, on the capital markets. Historically, we have been able to access capital markets, but this does not necessarily guarantee that we will be able to access these markets in the future or at terms that are acceptable to us. The availability of capital in these markets is affected by several factors, including geopolitical risk, the interest rate environment and the condition of the economy as a whole. In addition, our own operating performance, capital structure and expected future performance impacts our ability to raise capital. For example, in the third quarter of fiscal 2006, Standard and Poor's Ratings Services downgraded our subordinated debt rating from B- to CCC+. We believe that our current cash, cash equivalents, short-term investments and future cash provided by operations will be sufficient to fund our needs for at least the next twelve months. However, if our operating performance falls below expectations, we may need additional funds, which may not be available on favorable terms, if at all.

We are exposed to fluctuations in foreign currency exchange rates. Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in non-United States currency exchange rates. These exposures may change over time as business practices evolve and could have an adverse impact on our financial results and cash flows. Historically, our exposures have related to non-dollar-denominated operating expenses in Europe and Asia. We began Euro-denominated sales to our distribution customers in the European Union in the fourth quarter of fiscal 2003. An increase in the value of the dollar could increase the real cost to our customers of our products in markets outside the United States where we sell in dollars, and a weakened dollar could increase the cost of local operating expenses and procurement.

We hold minority interests in privately held venture funds, and if these venture funds face financial difficulties in their operations, our investments could be impaired. We continue to hold minority interests in privately held venture funds. At March 31, 2006, the carrying value of such investments aggregated $2.9 million. We have also committed to provide additional funding of up to $0.2 million. These investments are inherently risky because these venture funds invest in companies that may still be in the development stage or depend on third parties for financing to support their ongoing operations. In addition, the markets for the technologies or products of these companies are typically in the early stages and may never develop. If these companies do not have adequate cash funding to support their operations, or if they encounter difficulties developing their technologies or products, the venture funds' investments in these companies may be impaired, which in turn, could result in impairment of our investment in these venture funds.

Our spin-off of Roxio Inc., which is now known as Napster Inc., may have potential subsequent tax liabilities that could negatively affect our results of operations. Pursuant to our distribution of the Roxio, Inc. common stock, we received an opinion from PricewaterhouseCoopers LLP, or PwC, regarding the tax-free nature of the transaction to us and to our stockholders under Section 355 of the Internal Revenue Code. The validity of the PwC opinion relating to the qualification of the distribution as a tax-free transaction is subject to factual representations and assumptions. We are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue. In addition, the opinion of PwC is not binding on the IRS. If Napster or we fail to conform to the requirements set forth in the IRS regulations, it could cause the distribution to be taxable to us and to our stockholders, and our financial results could be adversely affected.

Changes in securities laws and regulations have increased and may continue to increase our costs. Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules promulgated by the Securities and Exchange Commission, have increased and may continue to increase our expenses as we evaluate the implications of these rules and devote resources to respond to their requirements. In particular, we incurred additional administrative expense to implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting.

In addition, the Nasdaq National Market, on which our common stock is listed, has also adopted comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased and will continue to increase the scope, complexity and cost of our corporate governance, reporting and disclosure practices. We also expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance in the future, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Further, our board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficultly attracting and retaining qualified board members and executive officers, which would adversely affect our business.

Internal control deficiencies or weaknesses that are not yet identified could emerge. Over time we may identify and correct deficiencies or weaknesses in our internal control over financial reporting and, where and when appropriate, report on the identification and correction of these deficiencies or weaknesses. However, the internal control procedures can provide only reasonable, and not absolute, assurance that deficiencies or weaknesses are identified. Deficiencies or weaknesses that are not yet identified could emerge, and the identification and corrections of these deficiencies or weaknesses could have a material impact on our results of operations.

Internal control issues that appear minor now may later become material weaknesses. We are required to publicly report on deficiencies or weaknesses in our internal control over financial reporting that meet a materiality standard as required by law and related regulations and interpretations. Management may, at a point in time, accurately categorize a deficiency or weakness as immaterial or minor and therefore not be required to publicly report such deficiency or weakness. Such determination, however, does not preclude a change in circumstances such that the deficiency or weakness could, at a later time, become a material weakness that could have a material impact on our results of operations.

We may encounter natural disasters, which could cause disruption to our employees or interrupt the manufacturing process for our products. Our operations could be subject to natural disasters and other business disruptions, which could seriously harm our revenues and financial condition and increase our costs and expenses. Our corporate headquarters are located in California, near major earthquake faults. Additionally, our primary wafer supplier, TSMC, is located in Taiwan, which has experienced significant earthquakes in the past. A severe earthquake could cause disruption to our employees or interrupt the manufacturing process, which could affect TSMC's ability to supply wafers to us, which would negatively affect our business and financial results. The ultimate impact on us and our general infrastructure of being located near major earthquake faults is unknown, but our net revenues and financial condition and our costs and expenses could be significantly impacted in the event of a major earthquake.

Manmade problems such as computer viruses or terrorism may disrupt our operations and harm our operating results. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have an adverse effect on our business, operating results, and financial condition. In addition, the effects of war or acts of terrorism could have an adverse effect on our business, operating results, and financial condition. In addition, as a company with headquarters and significant operations located in the United States, we may be impacted by actions against the United States. We are predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

We may experience significant fluctuations in our stock price, which may, in turn, significantly affect the trading price of our convertible notes. Our stock has experienced substantial price volatility, particularly as a result of quarterly variations in our operating results, the published expectations of analysts and as a result of announcements by our competitors and us. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many technology companies, in particular, and that have often been unrelated to the operating performance of such companies. In addition, the price of our securities may also be affected by general global, economic and market conditions and the cost of operations in one or more of our product markets. While we cannot predict the individual effect that these factors may have on the price or our securities, these factors, either individually or in the aggregate, could result in significant variations in the price of our common stock during any given period of time. These fluctuations in our stock price also impact the price of our outstanding convertible securities and the likelihood of the convertible securities being converted into our common stock.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

As of March 31, 2006, we owned and leased various properties in the United States and in foreign countries totaling approximately 724,000 square feet, of which approximately 322,000 was leased/subleased or available to lease/sublease to third parties. The building leases expire at varying dates through fiscal 2012 and include renewals at our option. Our headquarters are located in Milpitas, California, which includes research and development, technical support, sales, marketing and administrative functions. In addition, we lease buildings in Colorado, Florida, Minnesota, New Hampshire, North Carolina, Texas and Washington. We use these properties primiarly for research and development, technical support, sales and marketing functions. Internationally, we operate in Australia, China, England, Germany, India and Japan. We use these properties primarily for research and development, technical design, technical support and sales functions.

The table below is a summary of the facilities we owned and leased at March 31, 2006:

	United States	Other Countries	Total
		(in square feet)	
Owned Facilities	279,000[A]	—	279,000
Leased Facilities	383,000[B]	62,000[C]	445,000
Total Facilities	**662,000**	**62,000**	**724,000**

(A) Leases on a portion of these facilities of approximately 8,000 square feet and approximately 35,000 square feet are available for lease.

(B) Leases on a portion of these facilities of approximately 195,000 square feet and approximately 80,000 square feet are available for lease.

(C) Approximately 4,000 square feet are available for sublease.

We do not separately track our major facilities by segments nor are the segments evaluated under these criteria. Substantially all of the properties are used at least in part by more than one of our segments and we retain the flexibility to use each of the properties in whole or in part for each of the segments.

We believe our existing facilities and equipment are well maintained and in good operating condition, and we believe our facilities are sufficient to meet our needs for the foreseeable future. Our future facilities requirements will depend upon our business, and we believe additional space, if required, can be obtained on reasonable terms.

Item 3. ***Legal Proceedings***

We have been, or are, subject to IRS audits for our fiscal years 1994 through 2003. The fiscal 1994 through fiscal 1996 cycle, which is docketed in the United States Tax Court, was resolved in December 2001. The outcome did not have a material adverse effect on our financial position or results of operations, as sufficient tax provisions had been made. The final Tax Court stipulation will be filed when the subsequent audit cycles are completed. Tax credits that were generated but not used in subsequent years may be carried back to the fiscal 1994 to 1996 audit cycle.

On December 15, 2000, we received a statutory notice of deficiency from the IRS with respect to our Federal income tax return for fiscal 1997. We filed a Petition with the United States Tax Court on March 14, 2001, contesting the asserted deficiencies. Settlement agreements have been filed with the United States Tax Court on all but one issue. We believe that the final outcome of all issues will not have a material adverse impact on our financial position or results of operations, as we believe that we have meritorious defenses against the asserted deficiencies and any proposed adjustments and that we have made sufficient tax provisions. However, we cannot predict with certainty how these matters will be resolved and whether we will be required to make additional payments.

In addition, the IRS is currently auditing our Federal income tax returns for fiscal 1998 through fiscal 2003. In the third quarter of fiscal 2005, we resolved all issues for fiscal 1998 through fiscal 2001, other than the rollover impact of any potential resolution on the remaining fiscal 1997 issue and tax credits that were generated but not used in subsequent years that may be carried back. We believe that we have provided sufficient tax provisions for these years and the ultimate outcome of the IRS audits will not have a material adverse impact on our financial position or results of operations in future periods. However, we cannot predict with certainty how these matters will be resolved and whether we will be required to make additional tax payments.

We are a party to other litigation matters and claims, including those related to intellectual property, which are normal in the course of our operations, and while the results of such litigation matters and claims cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse impact on our financial position or results of operations. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Item 4. ***Submission of Matters to a Vote of Security Holders***

Not applicable.

Item 4A. ***Executive Officers of the Registrant***

The following sets forth certain information regarding our executive officers as of June 2, 2006:

Mr. Subramanian Sundaresh (age 50) has served as our Chief Executive Officer since November 2005, President since May 2005 and briefly served as our Executive Vice President of Marketing and Product Development in May 2005. Prior to rejoining Adaptec, Mr. Sundaresh provided consulting services at various companies, including Adaptec, from December 2004 to April 2005. Between July 2002 and December 2004, Mr. Sundaresh served as President and Chief Executive Officer of Candera, Inc., a supplier of network storage controllers. From July 1998 to April 2002, Mr. Sundaresh served as President and Chief Executive Officer of Jetstream Communications, a provider of Voice over Broadband solutions. Mr. Sundaresh previously worked at Adaptec from March 1993 to June 1998 as Vice President and General Manager for the Personal I/O business and Corporate Vice President of Worldwide Marketing.

Mr Christopher O'Meara (age 48) has served as our Vice President and Chief Financial Officer since March 2006. Prior to rejoining Adaptec, Mr. O'Meara was Executive Vice President and Chief Financial Officer at Tibco Software, Inc., a business integration and process management software company, from

August, 2001 to October, 2005 and as Vice President, Finance and Treasurer of Tibco from August 1998 to August 2001. Mr. O'Meara previously worked at Adaptec from June 1988 to July 1998 in various positions, which included Vice President, Treasurer and Director of Financial Planning.

Mr. Marcus D. Lowe (age 50) has served as our Vice President and General Manager since July 2005. Prior to rejoining Adaptec, Mr. Lowe was a Managing Director at Praxis Ventures, a consulting and investment firm, from April 2004 to June 2005. Between July 2000 and March 2004, Mr. Lowe served as Chief Executive Officer and President of New Moon Systems, Inc., a software provider to manage and deploy Windows-based applications to end-user desktops. Mr. Lowe previously worked at Adaptec from 1991 to 1997 as a General Manager for the SCSI business group, and later the Fibre Channel products group.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information for Common Stock

Our common stock is traded on the Nasdaq National Market under the symbol "ADPT." The following table sets forth the high and low sales prices of our common stock for the periods indicated as reported by the Nasdaq National Market. The market price of our common stock has been volatile. See "Risk Factors."

	Fiscal 2006		Fiscal 2005	
	High	Low	High	Low
First quarter	$4.88	$3.34	$9.53	$7.15
Second quarter	4.50	3.12	8.03	6.62
Third quarter	6.22	3.46	8.50	7.28
Fourth quarter	6.70	5.40	7.64	4.52

As of June 9, 2006, there were approximately 650 stockholders of record of our common stock.

Dividends

We have not paid cash dividends on our common stock. It is presently our policy to reinvest earnings for our business.

Form 10-K

Item 6. *Selected Financial Data*

The following selected financial information has been derived from the audited consolidated financial statements. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. We completed the sale to IBM of the Company's IBM i/p Series RAID business in September 2005, sold a portion of our systems business to Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc. in January 2006 and we plan to divest the remaining portion of our systems business. We also successfully completed the spin-off of our software segment, Roxio, which is now known as Napster, into a fully independent and separate company in May 2001. The information below has been restated to reflect the IBM i/p Series RAID business, systems business and Napster as discontinued operations.

	Years Ended March 31,				
	2006[3]	2005[3]	2004[3]	2003[3]	2002[3]
	(in thousands, except per share amounts)				
Consolidated Statements of Operations Data:					
Net revenues[2]	$ 310,145	$ 371,257	$395,688	$408,113	$ 418,749
Cost of revenues[2]	201,890	219,455	209,268	203,203	203,030
Gross profit	108,255	151,802	186,420	204,910	215,719
Total operating expenses[1,2]	235,650	225,728	196,014	237,167	426,376
Income (loss) from continuing operations	(114,696)	(121,890)	78,207	(13,184)	(196,673)
Income (loss) from discontinued operations, net of taxes	(43,546)	(23,216)	(15,300)	(2,242)	495
Income from disposal of discontinued operations, net of taxes	9,810	—	—	—	—
Net income (loss)	(148,432)	(145,106)	62,907	(15,426)	(196,178)
Net Income (Loss) Per Share Data:					
Basic:					
Continuing operations	$ (1.01)	$ (1.10)	$ 0.72	$ (0.12)	$ (1.92)
Discontinued operations	$ (0.30)	$ (0.21)	$ (0.14)	(0.02)	$ 0.00
Net income (loss)	$ (1.31)	$ (1.31)	$ 0.58	$ (0.14)	$ (1.91)
Diluted:					
Continuing operations	$ (1.01)	$ (1.10)	$ 0.65	$ (0.12)	$ (1.92)
Discontinued operations	$ (0.30)	$ (0.21)	$ (0.12)	(0.02)	$ 0.00
Net income (loss)	$ (1.31)	$ (1.31)	$ 0.53	$ (0.14)	$ (1.91)
Shares used in computing net income (loss) per share:					
Basic	113,405	110,798	108,656	106,772	102,573
Diluted	113,405	110,798	128,807	106,772	102,573

	March 31,				
	2006	2005	2004	2003	2002[2]
	(in thousands)				
Consolidated Balance Sheets Data:					
Cash, cash equivalents and marketable securities	$556,552	$526,556	$ 663,854	$ 742,302	$ 803,659
Restricted cash and marketable securities	4,749	6,381	9,161	14,789	21,212
Net assets of discontinued operations	14,500	—	—	—	—
Total assets	737,399	963,506	1,051,104	1,102,979	1,208,422
Long-term liabilities	229,349	275,539	263,852	252,596	457,625
Stockholders' equity	369,445	510,323	644,891	602,777	597,392
Working capital	522,039	507,122	715,228	645,320	793,854

Notes:

(1) As of April 1, 2002, we ceased amortization of goodwill to conform with the provisions of SFAS No. 142.

(2) Prior period consolidated financial statements have been reclassified to conform to the current period presentation.

(3) We completed a total of six acquisitions in fiscal 2005, 2004 and 2002 and recorded write-offs of acquired in-process technologies for certain acquisitions (Note 17). We recorded restructuring charges in fiscal 2006, 2005, 2004, 2003 and 2002 (Note 9). In fiscal 2006, we (i) recorded an impairment charge of $90.6 million to the write-off of goodwill (Note 5), (ii) a gain of $12.1 million on the sale of the OEM block based systems business (Note 2), (iii) a loss of $2.3 million on the disposal of the IBM i/p Series RAID business (Note 2), and (iv) an impairment charge of $10.0 million to write down the systems business' long-lived assets to fair value (Note 2) and recorded a loss on disposal of assets of $1.6 million (Note 10). In fiscal 2005, we (i) recorded an impairment charge of $52.3 million to reduce goodwill related to our former Channel segment (Note 5), (ii) recorded a gain of $2.8 million on the sale of certain properties (Note 10), (iii) recorded charges of $0.9 million and $1.6 million for severance, benefits, loss on the sale of property and equipment and legal fees associated with the strategic alliances entered into with ServerEngines and Vitesse, respectively (Note 10), (iv) made a payment of $1.7 million to NSE in the form of a license fee (Note 11), (v) received a tax benefit from the settlement of disputes with the IRS, (vi) incurred $17.6 million in tax expense associated with the repatriation of $360.6 million in cash from our Singapore subsidiary, (vii) recorded a valuation allowance for deferred tax assets of $67.9 million (Note 12), and (viii) a $6.5 million loss on repatriation from Singapore (page 34). In fiscal 2004, we recorded a gain of $49.3 million related to the settlement with the former president of Distributed Processing Technology Corporation, or DPT (Note 11), a reduction in the deferred tax asset valuation allowance of $21.6 million (Note 12), a $6.0 million impairment charge (Note 10), and a reduction of previously accrued tax related liabilities of $6.3 million (Note 12). In fiscal 2002, we recorded an impairment charge of $69.0 million to reduce goodwill related to the DPT acquisition. These actions affect the comparability of this data.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" section should be read in conjunction with the other sections of this Annual Report on Form 10-K, including "Item 1: Business"; "Item 6: Selected Financial Data"; and "Item 8: Financial Statements and Supplementary Data." This section contains a number of forward-looking statements, including statements regarding our intention to divest our systems business, revenues from our SCSI-based desktop products and our liquidity in future periods. These forward-looking statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in the "Risk Factors" set forth in Part I, Item 1A of this Annual Report on Form 10-K. Our actual results may differ materially, and these forward-looking statements do not reflect the potential impact of any mergers, acquisitions or other business combinations that had not been completed as of June 9, 2006.

Overview

Our new management team is continuing to perform a thorough analysis of our operations, which it initiated in the first quarter of fiscal 2006, and has begun implementing a detailed plan of our corporate strategy. This analysis of our operations includes a review of all aspects of our business, including our product portfolio, our relationships with strategic partners and our research and development focus. To date, we have implemented the following steps:

- On January 31, 2006, we signed a definitive agreement with Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc., for the sale of our OEM block-based systems business for $14.5 million, of which $5.0 million will be received over the next two years. In addition, Sanmina-SCI USA agreed to pay us contingent consideration of up to an additional $12.0 million if certain revenue levels are achieved over a three year period. We recorded a gain of approximately $12.1 million was recorded on the disposal of the OEM block-based systems business in the fourth quarter of fiscal 2006.

- On December 23, 2005, we entered into a three-year contract manufacturing agreement with Sanmina-SCI, upon the closing of the transaction on January 9, 2006, assumed manufacturing operations of a majority of Adaptec products. In addition, we sold certain manufacturing assets, buildings and improvements and inventory located in Singapore with respect to printed circuit board assemblies and storage system manufacturing operations to Sanmina-SCI for $26.6 million (net of closing costs of $0.6 million) resulting in a loss on disposal of assets of $1.6 million that was recorded in "Other charges (gains)" on the Consolidated Statements of Operations.

- On September 30, 2005, we sold our IBM i/p Series RAID Business to IBM for approximately $22.0 million plus $1.3 million for certain fixed assets. In addition, IBM purchased certain related inventory at our net book value of $0.8 million. We also granted IBM a nonexclusive license to certain intellectual property and sold to IBM substantially all of the assets dedicated to the engineering and manufacturing of RAID controllers and connectivity products for the IBM i/p Series RAID Business. Under the terms of the nonexclusive license, IBM will pay us royalties for the sale of our board-level products over the next six quarters, which will be recognized as contingent consideration in discontinued operations when earned. In fiscal 2006, we received royalties of $5.6 million, which we recorded in "Income (loss) from disposal of discontinued operations, net of taxes," in the Consolidated Statements of Operations.

- On September 29, 2005, our Board of Directors approved management's recommendation to divest our systems business, which includes substantially all of the operating assets and cash flows that were obtained through our acquisitions of Snap Appliance and Eurologic Systems in fiscal 2004 as well as internally developed hardware and software. In connection with this action, we classified the systems business as a discontinued operation in our consolidated financial statements. Accordingly, we have reclassified the underlying Consolidated Statements of Operations and Consolidated Statements of Cash Flows and related disclosures for all periods presented to reflect that product line as part of discontinued operations.

- We reorganized our OEM and Channel segments in the second quarter of fiscal 2006. While our former OEM and Channel segments each offered an integrated set of customer-focused products, the new organization is managed at the product level. Our segments currently are DPS and DSG. As a result of the segment reorganization, an assessment of the recoverability of goodwill was performed and we wrote-off our entire balance of goodwill of $90.6 million in the second quarter of fiscal 2006. All prior periods have been restated to reflect our new segments.

The actions that we have taken and the actions that we are considering could adversely affect our business and financial results in the short-term, may not have the long-term beneficial results that we intend and could result in the following:

- Loss of customers;
- Loss of employees;
- Increased dependency on suppliers;
- Supply issues;
- Reduced revenue base;
- Impairment of our assets;
- Increased operating costs; and
- Material restructuring charges.

Our future revenue growth remains largely dependent on the success of our data protection solutions, new OEM design wins and our products addressing new technologies (i.e., Serial Attached SCSI, SATA and iSCSI).

Results of Operations

The following table sets forth the items in the Consolidated Statements of Operations as a percentage of revenues (references to notes in the footnotes to this table are to the Notes to Consolidated Financial Statements appearing in this Annual Report on Form 10-K):

	Years Ended March 31,		
	2006[2]	2005[2]	2004[2]
Net revenues	100%	100%	100%
Cost of revenues[1]	65	59	53
Gross margin	35	41	47
Operating expenses:			
Research and development[1]	20	23	24
Selling, marketing and administrative[1]	21	19	18
Amortization of acquisition-related intangible assets	2	3	4
Write-off of acquired in-process technology	—	—	1
Restructuring charges	3	2	1
Goodwill impairment	29	14	—
Other charges (gains)	1	(0)	2
Total operating expenses	76	61	50
Loss from continuing operations	(41)	(20)	(3)
Interest and other income[1]	6	2	17
Interest expense	(1)	(1)	(2)
Income (loss) from continuing operations before income taxes	(36)	(19)	12
Provision for (benefit from) income taxes	1	14	(8)
Income (loss) from continuing operations	(37)	(33)	20
Discontinued operations, net of taxes:			
Loss from discontinued operations, net of taxes	(14)	(6)	(4)
Income from disposal of discontinued operations, net of taxes	3	—	—
Loss from discontinued operations, net of taxes	(11)	(6)	(4)
Net income (loss)	(48)%	(39)%	16%

Notes:

(1) Prior period financial statements have been reclassified to conform to the current period presentation.

(2) We completed a total of five acquisitions in fiscal 2005 and fiscal 2004 (Note 17) and recorded a write-off of acquired in-process technology for the Elipsan acquisition. We recorded restructuring charges in fiscal 2006, 2005 and 2004 (Note 9). In fiscal 2006, we (i) recorded an impairment charge of $90.6 million to the write-off of goodwill (Note 5), (ii) a gain of $12.1 million on the sale of the OEM block based systems business (Note 2), (iii) a loss of $2.3 million on the disposal of the IBM i/p Series RAID business (Note 2), and (iv) an impairment charge of $10.0 million to write down the systems business' long-lived assets to fair value (Note 2) and recorded a loss on disposal of assets of $1.6 million (Note 10). In fiscal 2005, we (i) recorded an impairment charge of $52.3 million to reduce goodwill related to our former Channel segment (Note 5), (ii) recorded a gain of $2.8 million on the sale of certain properties (Note 10), (iii) recorded charges of $0.9 million and $1.6 million for severance, benefits, loss on the sale of property and equipment and legal fees associated with the strategic alliances entered into with ServerEngines and Vitesse, respectively (Note 10), (iv) made a payment of $1.7 million to NSE in the form of a license fee (Note 11), (v) received a tax benefit from the settlement of disputes with the IRS, (vi) incurred $17.6 million in tax expense and a $4.5 million

Form 10-K

loss on marketable securities (Note 3) associated with the repatriation of $360.6 million in cash from our Singapore subsidiary, and (vii) recorded a valuation allowance for deferred tax assets of $67.9 million (Note 12), and (viii) a $6.5 million loss on repatriation from Singapore (page 34). In fiscal 2004, we recorded a gain of $49.3 million related to the settlement with the former president of Distributed Technology Corporation, or DPT (Note 11), a reduction in the deferred tax asset valuation allowance of $21.6 million (Note 12), a $6.0 million impairment charge (Note 10), and a reduction of previously accrued tax related liabilities of $6.3 million (Note 12). These actions affect the comparability of this data.

Net Revenues.

	FY 2006	Percentage Change	FY 2005	Percentage Change	FY 2004
		(in millions, except percentage)			
DPS	$276.2	(17)%	$333.0	(6)%	$352.3
DSG	33.9	(11)%	38.3	(12)%	43.4
Total Revenues	**$310.1**	**(16)%**	**$371.3**	**(6)%**	**$395.7**

Fiscal 2006 compared to Fiscal 2005

Revenues from our DPS segment decreased by $56.8 million in fiscal 2006 as compared to fiscal 2005 reflecting a decline in sales volumes and average selling prices of our parallel SCSI products, which was partially offset by increased sales of our serial products and benefits associated with the renegotiation of a customer supply contract. The decline in sales volumes of our SCSI products was primarily attributable to the transition from our Ultra 160 products to our Ultra 320 products in which we have a lower market share and a shift to lower cost SATA solutions in which there is a more competitive market.

Revenues from our DSG segment decreased by $4.4 million in fiscal 2006 compared to fiscal 2005 primarily due to the decline in sales volumes of our SCSI-based desktop computer products. This decline was partially offset by increased sales of our digital media products and sales of storage products that were introduced in the fourth quarter of fiscal 2005. We expect revenues from our DSG products to continue to decline as OEMs are incorporating other connectivity technologies directly into their products.

Fiscal 2005 compared to Fiscal 2004

Revenues from our DPS segment decreased by $19.3 million in fiscal 2005 as compared to fiscal 2004 reflecting a decline in sales volumes of our SCSI products primarily attributable to the industry shortage of SCSI disk drives in the fourth quarter of fiscal 2005, the transition from our Ultra 160 products to Ultra 320 products and a change in the sales mix of products incorporating our SCSI technology due to customers purchasing more software and chip products which generally have lower average selling prices compared to HBAs or other board level SCSI products. This was partially offset by increased sales from products based on next generation SATA technology and external storage systems.

Revenues from our DSG segment decreased by $5.1 million in fiscal 2005 as compared to fiscal 2004 as a result of the decline in sales volumes of our SCSI-based desktop computer products and our digital media products, partially offset by increased sales of non-SCSI based connectivity and TV tuner products.

Geographical Revenues and Customer Concentration

Geographical Revenues:	FY 2006	FY 2005	FY 2004
North America	37%	35%	40%
Europe	30%	32%	31%
Pacific Rim	33%	33%	29%
Total Revenues	**100%**	**100%**	**100%**

Our North America revenues increased as a percentage of our total revenues in fiscal 2006 as compared to fiscal 2005 primarily as a result of benefits associated with the renegotiation of a customer supply contract and increased sales related to a North American OEM, partially offset by a decline in channel sales in North America. Included in European revenues for fiscal 2006 was $11.7 million of a last time buy customer order. Our North America revenues decreased as a percent of our total revenues in fiscal 2005 as compared to fiscal 2004 primarily as a result of decreased sales related to a North American OEM.

A small number of our customers account for a substantial portion of our revenues, and we expect that a limited number of customers will continue to represent a substantial portion of our revenues for the foreseeable future. In fiscal 2006, IBM and Dell accounted for 30% and 16% of our total revenues, respectively. In fiscal 2005, IBM and Dell accounted for 24% and 15% of our total revenues, respectively. In fiscal 2004, IBM and Dell accounted for 21% and 12% of our total revenues, respectively.

Gross Margin.

	FY 2006	Percentage Change	FY 2005	Percentage Change	FY 2004
		(in millions, except percentages)			
Gross Margin	$108.3	(29)%	$151.8	(19)%	$186.4
As a Percentage of Net Revenues	35%		41%		47%

The decline in gross margin in fiscal 2006 compared to fiscal 2005 was primarily due to changes in our product and customer mix, which led to lower average margins, fixed costs that were distributed over lower revenue levels and an excess inventory expense of $1.9 million recorded in fiscal 2006 related to the transition of our products to comply with the European Union Restriction on Use of Hazardous Substances Directive, or RoHS Directive. This was partially offset by decreased component costs and benefits associated with the renegotiation of a customer supply contract. Our gross margins may be impacted in the future by the mix of OEM and channel revenue.

The decline in gross margin in fiscal 2005 compared to fiscal 2004 was primarily due to changes in our product mix, which led to lower average margins, and negative margins associated with our new external storage products sold to IBM. Costs associated with our new external storage products sold to IBM impacted our gross margin by $5.2 million compared to the margin we expected to obtain on these products.

Research and Development Expense.

	FY 2006	Percentage Change	FY 2005	Percentage Change	FY 2004
		(in millions, except percentages)			
Research and Development	$60.9	(30)%	$86.5	(10)%	$95.6

Our investment in research and development primarily focuses on developing new products for external storage, storage software and server storage markets. We also invest in research and development of new technologies, including iSCSI, SATA and Serial Attached SCSI. A portion of our research and development expense fluctuates depending on the timing of major project costs such as prototype costs.

The decrease in research and development expense in fiscal 2006 as compared to fiscal 2005 was primarily a result of reduced headcount achieved as a result of the ServerEngines and Vitesse strategic alliances we entered into in the fourth quarter of fiscal 2005, decreased infrastructure spending and reduced headcount as a result of restructuring programs implemented in fiscal 2005 and decreased deferred compensation charges in fiscal 2006 compared to fiscal 2005. Deferred compensation charges represented the vesting of assumed stock options in connection with our acquisition of Platys Communications, Inc., or Platys, in August 2001. Deferred compensation charges associated with the Platys acquisition ceased in the first quarter of fiscal 2006.

The decrease in research and development expense in fiscal 2005 as compared to fiscal 2004 was primarily a result of decreased infrastructure spending and reduced headcount as a result of restructuring programs implemented in fiscal 2005 and 2004, the reduced headcount as a result of the Vitesse strategic alliance and decreased deferred compensation charges of $2.1 million in fiscal 2005 compared to fiscal 2004. Deferred compensation charges represented the vesting of restricted stock, unvested cash and assumed stock options in connection with our Platys acquisition. This was partially offset by costs associated with the development of the IBM DS300 and DS400 products.

Selling, Marketing and Administrative Expense.

	FY 2006	Percentage Change	FY 2005	Percentage Change	FY 2004
		(in millions, except percentages)			
Selling, Marketing and Administrative	$65.0	(10)%	$72.1	1%	$71.2

As our selling, marketing and administrative expense consists primarily of salaries, including commissions, our expense fluctuates based on changes to our revenue levels.

The decrease in selling, marketing and administrative expense in fiscal 2006 as compared to fiscal 2005 was primarily a result of decreased spending due to lower revenues and reductions of our workforce and infrastructure spending as a result of the restructuring plans we implemented in fiscal 2005 and the third quarter of fiscal 2006. This was partially offset by compensation of $1.2 million recorded in the first quarter of fiscal 2006 related to retirement costs of our former Chief Executive Officer.

The increase in selling, marketing and administrative expense in fiscal 2005 as compared to fiscal 2004 was primarily a result of increased deferred compensation charges of $0.3 million representing the vesting of assumed stock options in connection with our Platys acquisition, and an increase in general corporate expenses related to acquisitions. This was partially offset by decreased spending due to reductions of our workforce and infrastructure spending as a result of the restructuring plans implemented in fiscal years 2005 and 2004.

Amortization of Acquisition-Related Intangible Assets.

	FY 2006	Percentage Change	FY 2005	Percentage Change	FY 2004
		(in millions, except percentages)			
Amortization of Acquisition-Related Intangible Assets	$7.2	(23)%	$9.3	(38)%	$14.9

Acquisition-related intangible assets include patents, core and existing technologies, covenants-not-to-compete, supply agreement, foundry agreement, customer relationships, trade names, backlog and royalties. We amortize the acquisition-related intangible assets over periods which reflect the pattern in which the economic benefits of the assets are expected to be realized, which is primarily using the straight-line method over their estimated useful lives, ranging from three months to five years.

The decrease in amortization of acquisition-related intangible assets in fiscal 2006 compared to fiscal 2005 was due to intangible assets that became fully amortized in August 2005 associated with our Platys acquisition and certain intangible assets that became fully amortized in fiscal 2005 associated with our acquisition of Eurologic Systems Group Limited in April 2003.

The decrease in amortization of acquisition-related intangible assets in fiscal 2005 compared to fiscal 2004 was due to intangible assets that became fully amortized in December 2003 associated with our DPT acquisition and certain intangible assets associated with our Platys acquisition. This was partially offset by the amortization of $2.2 million of purchased intangible assets related to the acquisition of Elipsan Limited in February 2004.

Restructuring Charges.

	FY 2006	Percentage Change	FY 2005	Percentage Change	FY 2004
		(in millions, except percentages)			
Restructuring Charges	$10.4	77%	$5.9	37%	$4.3

During fiscal 2006, 2005 and 2004, we implemented several restructuring plans which included reductions of our workforce and consolidation of operations. The goal of these plans was to bring our operational expenses to appropriate levels relative to our net revenues, while simultaneously implementing extensive new company-wide expense-control programs. All expenses, including adjustments, associated with our restructuring plans are included in "Restructuring charges" in the Consolidated Statements of Operations and are not allocated to segments but rather managed at the corporate level. For further discussion on our restructuring plans, please refer to Note 9 to the Notes to Consolidated Financial Statements.

Fiscal 2006 Restructuring Plans

In the third and fourth quarters of fiscal 2006, management approved and initiated plans to restructure our operations by simplifying our infrastructure. These restructuring plans eliminated certain duplicative resources in all functions of the organization worldwide, due in part, to the discontinued operations, the vacating of redundant facilities in order to reduce our cost structure, and sale of our Singapore manufacturing facility.

Fiscal 2005 Restructuring Plans

In each quarter of fiscal 2005, we implemented restructuring plans (collectively called the fiscal 2005 restructuring provision) to streamline the corporate organization, thereby reducing operating costs by consolidating duplicative resources in connection with the acquisition of Snap Appliance and the Vitesse strategic alliance and costs pertaining to estimated future obligations for non-cancelable lease payments for excess facilities in Germany and United Kingdom. This resulted in a restructuring charge of $5.8 million, of which $5.2 million related to the involuntary termination of employees in all functions of the organization and $0.6 million related to the estimated loss on our facilities. As of March 31, 2006, we had utilized all of these charges and the plan is now complete.

Fiscal 2004 Restructuring Plans

In the fourth, third and second quarters of fiscal 2004, we implemented restructuring plans (collectively called the fiscal 2004 restructuring provision) to consolidate primarily research and development resources, the involuntary termination of certain technical support, marketing and administrative personnel, the shutdown of our Hudson, Wisconsin facility, and asset impairments associated with the identification of duplicative assets and facilities. As a result, we recorded a restructuring charge of $3.7 million, of which $3.3 million related to severance and benefits to 30 employees. We recorded an adjustment to the fiscal 2004 restructuring provision of $0.2 million in fiscal 2005 as a reduction of severance and benefits as actual results were lower than anticipated, offset by an adjustment of $0.6 million in fiscal 2004 related to the additional lease costs. As of March 31, 2006, we had utilized all of these charges and the plan is now complete.

In addition, we recorded provision adjustments related to our fiscal 2003, fiscal 2002 and fiscal 2001 restructuring plans and Snap Appliance Acquisition-Related Restructuring Plan (Note 9) in fiscal 2006, 2005 and 2004 for $1.0 million, $0.5 million and $0.3 million, respectively, primarily related to additional lease costs related to the estimated loss on our facilities, which was partially offset by the reduction of severance and benefits as actual results were lower than anticipated.

Goodwill Impairment.

	FY 2006	Percentage Change	FY 2005	Percentage Change	FY 2004
		(in millions, except percentages)			
Goodwill Impairment	$90.6	73%	$52.3	100%	$—

Goodwill is not amortized, but instead is reviewed annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at our reporting unit level which is at our operating segment level, by comparing each segment's carrying amount, including goodwill, to the fair value of that segment. To determine fair value, our review process uses the income or discounted cash flows approach and the market approach. In performing our analysis, we use the best information available under the circumstances, including reasonable and supportable assumptions and projections. If the carrying amount of the segment exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

In connection with the reorganization of our segments in fiscal 2006, which is discussed above and in Note 16 to the Notes to Consolidated Financial Statements appearing in this Annual Report on Form 10-K, an assessment of the recoverability of goodwill was performed. As a result of this review, we wrote-off our entire balance of goodwill of $90.6 million in the second quarter of 2006. Factors that led to this conclusion included but were not limited to, industry technology changes experienced in the first half of fiscal 2006 such as the shift from parallel to serial technology and the migration of core functionality to server chipsets; required increased investments that eventually led us to sell the IBM i/p Series RAID business in fiscal 2006 and the decision to sell the systems business; continued losses associated with sales of systems to IBM; and general market conditions.

Based on our annual review of goodwill in the fourth quarter of fiscal 2005, we recorded an impairment charge of $52.3 million related to our former Channel segment. Factors that led to this conclusion included, but were not limited to, the negative impact of estimates of expected future income associated with increased costs related to recent acquisitions and business alliances that occurred in fiscal 2005. These additional costs, along with industry technology transitions, placed significant risk on our ability to achieve and maintain profitability, and, therefore adversely impacted our profitability forecasts.

Other Charges (Gains).

	FY 2006	Percentage Change	FY 2005	Percentage Change	FY 2004
		(in millions, except percentages)			
Other Charges (Gains)	$1.6	(644)%	$(0.3)	(105)%	$6.0

Other charges consisted of asset impairment charges related to certain properties or assets and our minority investments. Other charges also included charges associated with our strategic alliances with ServerEngines and Vitesse.

On December 23, 2005, we entered into a three-year contract manufacturing agreement with Sanmina-SCI whereby Sanmina-SCI, upon the closing of the transaction of January 9, 2006, assumed manufacturing operations of Adaptec products. In addition, we sold certain manufacturing assets, buildings and improvements and inventory located in Singapore with respect to printed circuit board assemblies and storage system manufacturing operations to Sanmina-SCI for $26.6 million (net of closing costs of $0.6 million) resulting in a loss on disposal of assets of $1.6 million that was recorded in fiscal 2006 in "Other charges (gains)" on the Consolidated Statements of Operations.

On March 16, 2005, we entered into a strategic alliance with ServerEngines to develop and market next-generation IP storage products. Under the terms of the alliance, ServerEngines employed 33 of our former engineering employees and licensed certain technology and acquired certain assets related to our iSCSI and TCP/IP offload protocol engines. On January 26, 2005, we entered into a strategic alliance with Vitesse to develop and market next-generation Serial Attached SCSI products. Under the terms of the alliance, Vitesse employed 44 of our former engineering employees and licensed certain Serial Attached SCSI technology and assets related to our development of Serial Attached SCSI ROC products. As a result, we incurred charges in fiscal 2005 of $0.9 million and $1.6 million for severance, benefits, loss on the sale of property and equipment and legal fees associated with the ServerEngines and Vitesse alliances, respectively.

In fiscal 2004, we recorded an impairment charge of $5.0 million to reduce the carrying value of certain properties classified as assets held for sale to fair value less cost to sell. We decided to consolidate our properties in Milpitas, California to better align our business needs with existing operations and to provide more efficient use of our facilities. As a result, two owned buildings, including associated building improvements and property, plant and equipment, were classified as assets held for sale and were included in "Other current assets" in the Consolidated Balance Sheets at March 31, 2004 at their expected fair value less expected cost to sell. In October 2004, we completed the sale of these properties that were previously classified as held for sale. Net proceeds from the sale of the properties aggregated $9.6 million, which exceeded our estimated fair value of $6.8 million. As a result, a gain on the sale of the properties of $2.8 million was recorded in fiscal 2005 as a credit to "Other charges (gains)" in the Consolidated Statements of Operations.

We hold minority investments in non-public companies. We regularly monitor these minority investments for impairment and record reductions in the carrying values when necessary. Circumstances that indicate an other-than-temporary decline include valuation ascribed to the issuing company in subsequent financing rounds, decreases in quoted market price and declines in operations of the issuer. We recorded impairment charges of $1.0 million in fiscal 2004 related to a decline in the value of a minority investment deemed to be other-than-temporary.

Interest and Other Income.

	FY 2006	Percentage Change	FY 2005	Percentage Change	FY 2004
		(in millions, except percentages)			
Interest Income	$16.6	41%	$11.8	(39)%	$19.2
Gain on Settlement with Former President of DPT	—	0%	—	(100)%	49.3
Payment of License Fee with NSE	—	(100)%	(1.7)	(100)%	—
Loss on Extinguishment of Debt	(0.1)	100%	—	100%	(6.5)
Realized Loss on Repatriation	—	(100)%	(4.5)	(100)%	—
Other	1.1	(60)%	2.8	(39)%	4.4
Total Interest and Other Income	$17.6	111%	$ 8.4	(87)%	$66.4

Interest and other income is primarily attributable to interest income earned on our cash, cash equivalents and marketable securities, gains or losses from the repurchase of our 3% Convertible Subordinated Notes due 2007, or 3% Notes, and 4¾% Convertible Subordinated Notes, due 2004, or 4¾% Notes, fluctuations in foreign currency gains or losses, realized gains and losses on marketable securities and sublease income received from third parties.

The increase in interest and other income in fiscal 2006 as compared to fiscal 2005 was primarily due to higher interest rates earned on our cash, cash equivalents and marketable securities in fiscal 2006 and a one-time fully paid-up license payment fee of $1.7 million to Nevada SCSI Enterprises, Inc. and Thomas A. Gaffird (jointly, "NSE"), which was recorded in fiscal 2005, primarily for historical products that incorporated certain technology.

The decrease in interest and other income in fiscal 2005 as compared to fiscal 2004 was primarily due to: (1) a gain recorded in fiscal 2004 of $49.3 million in relation to a settlement with the former president of DPT; (2) lower interest income earned on our cash, cash equivalents and marketable securities related to lower average cash balances; (3) realized losses on our cash, cash equivalents and marketable securities, of which $4.5 million primarily resulted from the liquidation of investments held by our Singapore subsidiary in connection with the repatriation of undistributed earnings to the U.S.; and (4) a one-time fully paid-up license fee of $1.7 million to NSE, which was recorded in fiscal 2005, primarily for historical products that incorporated certain technology. This was partially offset by losses of $6.5 million on the repurchase of our 3% Notes the redemption of our 4¾% Notes in fiscal 2004 and a refund from the State Board of Equalization for prior qualifying sales and use tax payments of $0.7 million in fiscal 2005. For further discussion on the settlement with the former president of DPT and NSE, please refer to Note 11 to the Notes to Consolidated Financial Statements.

Interest Expense

	FY 2006	Percentage Change	FY 2005	Percentage Change	FY 2004
		(in millions, except percentages)			
Interest Expense	$(3.3)	(25)%	$(4.4)	(53)%	$(9.4)

Interest expense is primarily associated with our ¾% Convertible Senior Notes due 2023, or ¾% Notes. 3% Notes and 4¾% Notes, issued in December 2003, March 2002 and February 1997, respectively. The decrease in interest expense for fiscal 2006 compared to fiscal 2005 was primarily due to the reduction in the outstanding balances of the 3% Notes, as we repurchased $24.6 million in aggregate principal amount of our 3% Notes during fiscal 2006.The decrease in interest expense for fiscal 2005 compared to fiscal 2004 was primarily due to the reduction in the outstanding balances of the 3% Notes and 4¾% Notes, partially offset by interest expense related to our ¾% Notes.

Income Taxes

	FY 2006	Percentage Change	FY 2005	Percentage Change	FY 2004
	(in millions, except percentages)				
Provision For (Benefit From) Income Taxes.	$1.6	(97)%	$1.9	(269)%	$(30.8)

For fiscal 2006, we recorded an income tax provision of $1.6 million on a pre-tax loss of $113.1 million. Our fiscal 2006 effective income tax rate included an increase in the valuation allowance for deferred tax assets of $14.6 million. In addition, our effective tax rate for fiscal 2006 differs from the combined United States federal and state statutory income tax rate of 40% primarily due to acquisition related impairment charges and losses incurred in foreign jurisdictions for which no tax benefit is derived.

We had a valuation allowance for deferred tax assets of $91.5 million at March 31, 2006 as we determined that it was more likely than not that substantially all of our U.S. deferred tax assets will not be realized. We continuously monitor the circumstances impacting the expected realization of our deferred tax assets on a jurisdiction by jurisdiction basis. At March 31, 2006, our analysis of our deferred tax assets demonstrated that it was more likely than not that all of our U.S. deferred tax assets would not be realized. Factors that led to this conclusion included, but were not limited to, our past operating results, cumulative tax losses in the U.S., and uncertain future income on a jurisdiction by jurisdiction basis.

On October 22, 2004, the American Jobs Creation Act of 2004, also referred to as the Act, was signed into law. The Act created a temporary incentive for U.S. companies to repatriate accumulated foreign earnings subject to certain limitations by providing a one-time deduction of 85% for certain dividends from controlled foreign corporations. In the fourth quarter of fiscal 2005, we repatriated $360.6 million of undistributed earnings from Singapore to the United States, resulting in a tax liability of $17.6 million. The one-time deduction is allowed to the extent that the repatriated amounts are used to fund a qualified Domestic Reinvestment Plan, as required by the Act. If we do not spend the repatriated funds in accordance with our reinvestment plan, we may incur additional tax liabilities. We have not provided for U.S. deferred income taxes or foreign withholding taxes on the remaining undistributed earnings of $257.2 million since these earnings are intended to be reinvested indefinitely. Although we do not have any current plans to repatriate the remaining undistributed earnings from our Singapore subsidiary to our United States parent company, if we were to do so, additional income taxes at the combined United States Federal and state statutory rate of approximately 40% could be incurred from the repatriation.

The net tax benefit of $26.4 million for fiscal 2005 related to settled tax controversies, which includes discrete items totaling $31.9 million related to the amount and methodology of resolving issues related to the IRS's audit of our federal income tax audits from fiscal 1998 through fiscal 2001, offset by changes in current pending IRS audits.

For fiscal 2004, we recorded an income tax benefit of $30.8 million on pre-tax income of $47.4 million. Our fiscal 2004 effective income tax rate included a tax benefit for the reduction in the valuation allowance of $21.6 million and the reduction of previously accrued tax related liabilities of $6.3 million. The valuation allowance for deferred tax assets was established in fiscal 2002 as we determined that it was more likely than not that the deferred tax assets would not be realized. We continuously monitor the circumstances impacting the expected realization of our deferred tax assets and the tax provisions established for fiscal years under IRS audit. At March 31, 2004, our analysis of our deferred tax assets demonstrated that it was more likely than not that all of our deferred tax assets would be realized. Factors that led to this conclusion included, but were not limited to, expected future income, which included the completion of key products based on serial technologies, and increased revenue opportunities, particularly for our systems products, and our historical success in managing our deferred tax assets. In addition, our acquisitions and business alliances, together with our streamlined operations and revised product roadmaps, were expected to be accretive in future periods. Accordingly, we released the valuation allowance and additional tax provision in the fourth quarter of fiscal 2004, based on our conclusion that it was more likely than not that the deferred tax assets existing at March 31, 2004 would be realized. Our effective tax rate for fiscal 2004 also differed from the combined United States federal and state statutory income tax rate of 40% primarily due to the tax benefits from our Singapore tax holiday, research and development credits, and the tax benefit applicable to the DPT purchase price adjustment.

Our subsidiary in Singapore operated under a tax holiday through March 31, 2006. As the result of the divestiture of our manufacturing operations in Singapore, we are in the process of terminating our tax holiday. We are currently making modifications to our international tax structure to reflect our revised foreign operations. We do not expect these changes, to cause our worldwide effective tax rate to differ materially.

Income (Loss) From Discontinued Operations.

	FY 2006	Percentage Change	FY 2005	Percentage Change	FY 2004
		(in millions, except percentages)			
Income (Loss) From Discontinued Operations	$(33.7)	45%	$(23.2)	52%	$(15.3)

IBM i/p Series RAID Business: On September 30, 2005, we entered into a series of arrangements with IBM pursuant to which we sold our IBM i/p Series RAID business to IBM for approximately $22.0 million plus $1.3 million for certain fixed assets. In addition, IBM purchased certain related inventory at our net book value of $0.8 million. Expenses incurred in the transaction primarily included costs of approximately $0.5 million for legal and accounting fees. In addition, we accrued $0.3 million for lease obligations. Under the terms of the agreements, we granted IBM a nonexclusive license to certain intellectual property and sold to IBM substantially all of the assets dedicated to the engineering and manufacturing of RAID controllers and connectivity products for the IBM i/p Series RAID business. Under the terms of the nonexclusive license, IBM will pay us royalties for the sale of our board-level products over the next six quarters, which will be recognized as contingent consideration in discontinued operations when earned. In fiscal 2006, we received royalties of $5.6 million, which we recorded in "Income (loss) from disposal of discontinued operations, net of taxes," in the Consolidated Statements of Operations.

For fiscal 2005 the loss from discontinued operations for the IBM i/p Series RAID business included the write off of acquired in process technology of $3.0 million and amortization of intangible assets of $4.5 million. The Company also incurred $16.8 million in Research and Development costs while it generated a gross margin of $14.0 million.

Systems Business: On September 29, 2005, our Board of Directors approved management's recommendation to divest our systems business, which includes substantially all of the operating assets and cash flows that we obtained through the Snap Appliance and Eurologic Systems acquisitions, as well as internally developed hardware and software. In connection with this action, we classified the systems business as a discontinued operations in our consolidated financial statements and are actively pursuing a sale of this business. In the fourth quarter of fiscal 2006 we revised our estimate of the fair values, less cost to sell and recorded a $10.0 million impairment charge on the Snap Appliance assets.

On January 31, 2006, we signed a definitive agreement with Sanmina—SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc. for the sale of our OEM block-based systems business for $14.5 million, of which $5.0 million will be received over the next two years. In addition, Sanmina-SCI USA agreed to pay us contingent consideration of up to an additional $12.0 million if certain revenue levels are achieved over the three-year period.. We recorded a gain of $12.1 million on the disposal of the OEM block-based systems business in the fourth quarter of fiscal 2006.

For fiscal 2005 the $9.5 million loss was attributed to higher product margins due in part because the acquisition of Snap Appliances. Revenues increased by $19.9 million and gross margin increased by $18.0 million while there was only a slight increase in operating expenses of $5.1 million.

For fiscal 2004 the systems business experienced a low gross margin on its products of 15% while there were no significant decreases in operating expenses.

Liquidity and Capital Resources

Key Components of Cash Flow

Cash used for operations was $7.1 million in fiscal 2006 and $10.3 million in fiscal 2005 compared to cash provided by operations of $95.4 million in fiscal 2004. Cash used for operations for fiscal 2006 resulted primarily from our net loss. This was partially offset by the benefit of non-cash items included in operating results which primarily consisted of an impairment of goodwill of $90.6 million and depreciation and amortization of intangible assets and property and equipment of $24.5 million. Additional factors included changes to working capital assets and liabilities that decreased cash provided by operating activities by $16.3 million, of which $21.4 million was due to a reduction in accounts payable and a decrease in inventory of $36.9 million, which was related to an overall decrease in the business and required lower inventory amounts that in turn reduced the amounts owed to vendors,, and an increase in cash provided by operating activities of discontinued operations of $5.6 million. Cash used for operations for fiscal 2005 resulted primarily from our net loss. This was offset by the benefit of non-cash items included in operating results which primarily consisted of an impairment of goodwill of $52.3 million, a decrease in our deferred tax assets of $50.7 million, depreciation and amortization of intangible assets and property and equipment of $37.2 million and amortization of deferred stock-based compensation of $2.9 million. Additional factors included the non-cash effect on tax settlement of $26.0 million, gain on the sale of long-lived assets of $1.4 million, a decrease in cash provided by operating activities of discontinued operations of $30.6 million, which included decreases in accrued expenses of $16.1 million and was offset by $47.1 million related to impairment charges for other intangible assets, and changes to working capital assets and liabilities that increased cash used for operations by $27.0 million.

Operating cash for fiscal 2004 resulted primarily from our net income of $62.9 million, adjusted for non-cash items including depreciation and amortization of intangible assets of $49.7 million, amortization of deferred stock-based compensation of $4.1 million, write-off of acquired in process technology of $4.0 million, impairment loss recognized on assets held for sale of $5.0 million, write-off of minority investment of $1.0 million, loss of $6.5 million related to the repurchase of our 3% Notes and 4¾% Notes and changes to working capital assets and liabilities that increased cash provided by operating activities by $4.6 million offset by the non-cash portion of the gain on settlement with the former president of DPT of $18.3 million. These factors were partially offset by cash used in operating activities of discontinued operations of $16.0 million.

Cash used in investing activities was $287.3 million in fiscal 2006 and $22.9 million in fiscal 2004 compared to cash provided by investing activities of $340.8 million in fiscal 2005. Cash used for investing activities in fiscal 2006 was primarily due to net sales and maturities of restricted marketable securities and marketable securities, net of purchases, of $340.9 million and purchases of property and equipment from continuing operations of $7.1 million, partially offset by proceeds from the sale of the IBM i/p Series RAID and Systems businesses of $33.6 million and the sale of the Singapore manufacturing assets of $26.0 million. The cash provided by investing activities in fiscal 2005 was primarily related to sales and maturities of restricted marketable securities and marketable securities, net of purchases, of $470.6 million and proceeds from the sale of long-lived assets of $10.9 million. This was partially offset by our use of cash for the acquisitions of Snap Appliance and the IBM i/p Series RAID business of $65.4 million, purchases of property and equipment from continuing operations of $9.5 million and cash used in investing activities of discontinued operations of $63.4 million. The cash used in investing activities in fiscal 2004 was primarily due to our acquisitions of Eurologic, ICP vortex Computersysteme GmbH, orICP vortex, and Elipsan, payment of holdback amounts in connection with our acquisition of Platys, partially offset by net sales and maturities of marketable securities.

Cash used for financing activities was $14.9 million in fiscal 2006 and $110.2 million in fiscal 2004 compared to cash provided by financing activities of $8.5 million in fiscal 2005. The cash used for financing activities in fiscal 2006 was primarily driven by the repurchase of $26.3 million in aggregate principal amount of our 3% Notes for $24.3 million, partially offset by proceeds from our issuance of common stock in connection with the exercise of stock options. The cash provided by financing activities in fiscal 2005 was related to net proceeds received from our issuance of common stock in connection with purchases made under our employee stock purchase plan and the exercise of stock options. The cash used in financing activities in fiscal 2004 was primarily driven by repurchases of our 4¾% and 3% Notes, partially offset by net proceeds from the issuance of our ¾% Notes.

Liquidity, Capital Resources and Financial Condition

At March 31, 2006, we had $556.5 million in unrestricted cash, cash equivalents and marketable securities, of which approximately $88.2 million was held by our Singapore subsidiary. In the fourth quarter of fiscal 2005, we repatriated $360.6 million of undistributed earnings from Singapore to the United States and incurred a tax liability of $17.6 million. The repatriated amounts will be used to fund a qualified Domestic Reinvestment Plan, as required by the American Jobs Creation Act of 2004. If we do not spend the repatriated funds in accordance with our reinvestment plan, we may incur additional tax liabilities. We have not provided for U.S. deferred income taxes or foreign withholding taxes on the remaining undistributed earnings of approximately $257.2 million since we do not have any current plans to repatriate the remaining undistributed earnings from our Singapore subsidiary to our United States parent company. If we were to do so, additional income taxes at the combined United States Federal and state statutory rate of approximately 40% could be incurred from the repatriation.

In December 2003, we issued $225.0 million in aggregate principal amount of our ¾% Notes. The issuance costs associated with the ¾% Notes totaled $6.8 million and the net proceeds from the offering were $218.2 million. In conjunction with the issuance of the ¾% Notes, we spent $64.1 million to enter into a convertible bond hedge transaction. We also received $30.4 million from the issuance of warrants to purchase up to 19.2 million shares of our common stock. Please refer to Note 6 for a detailed discussion of our debt and equity transactions. At March 31, 2006, we had $235.6 million of aggregate principal amount in convertible notes that are due in March 2007 and December 2023 in the amount of $10.6 million and $225.0 million, respectively.

We are required to maintain restricted cash or investments to serve as collateral for the first six scheduled interest payments and the first ten scheduled interest payments on our 3% Notes and ¾% Notes, respectively. As of March 31, 2006, we had $4.8 million of restricted cash and restricted marketable securities, consisting of United States government securities, of which $1.7 million was classified as short-term and $3.1 million was classified as long-term.

We expect capital expenditures of between $5.0 million and $10.0 million during fiscal 2007, without taking into account any acquisitions.

We filed a petition in United States Tax Court contesting asserted deficiencies related to the IRS' audit of our fiscal 1997 tax return and final settlement agreements have been filed with the United States Tax Court on all but one issue. In addition, the IRS is auditing our Federal income tax returns for fiscal 1998 through fiscal 2003. We have resolved all issues for fiscal 1998 through fiscal 2001 other than the rollover impact of any potential resolution on the remaining fiscal 1997 issue and tax credits that were generated but not used in subsequent years that may be carried back. The fiscal 2002 and 2003 audit is ongoing. We believe that we have sufficient tax provisions for these years. We believe the final outcome of the IRS audits will not have a material adverse impact on our liquidity.

The IRS is currently auditing our income tax returns for fiscal 1997 and final settlement agreements have been filed with the United States Tax Court on all but one issue. In addition, the IRS is auditing our Federal income tax returns for fiscal 1998 through fiscal 2001. We have resolved all issues for fiscal 1998 through fiscal 2001 other than the rollover impact of any potential resolution on the remaining fiscal 1997 issue and tax credits that were generated but not used in subsequent years that may be carried back. The fiscal 2000 and 2001 audit is ongoing. We believe that we have sufficient tax provisions for these years. We believe the final outcome of the IRS audits will not have a material adverse impact on our liquidity.

We believe that our cash balances and the cash flows generated by operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, we may require additional cash to fund acquisitions or investment opportunities. In these instances, we may seek to raise such additional funds through public or private equity or debt financings or from other sources. We may not be able to obtain adequate or favorable financing at that time. Any equity financing we obtain may dilute existing ownership interests and any debt financing could contain covenants that impose limitations on the conduct of our business.

The following table summarizes our contractual obligations at March 31, 2006.

	Payments Due By Period				
Contractual Obligations (in thousands)	**Total**	**Less than 1 Year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt and Associated Interest	$266,309	$12,621	$ 3,375	$3,375	$246,938
Operating Leases	21,054	7,482	9,090	3,651	831
Purchase Obligations[1]	8,298	8,298	—	—	—
Other Long-Term Liabilities	3,506	583	801	—	2,122
Total	$299,167	$28,984	$13,266	$7,026	$249,891

(1) For the purposes of this table, contractual obligations for the purchase of goods or services are defined as agreements that are enforceable, non-cancelable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current needs and are fulfilled by our vendors within short time horizons. The expected timing of payment of the obligations discussed above was estimated based on information available to us as of March 31, 2006. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

We invest in technology companies through two venture capital funds, Pacven Walden Venture V Funds and APV Technology Partners II, L.P. At March 31, 2006, the carrying value of such investments aggregated $2.9 million. We have also committed to provide additional funding of up to $0.2 million.

Off Balance-Sheet Arrangements

In conjunction with the issuance of the ¾% Notes in December 2003, we entered into a convertible bond hedge transaction with an affiliate of one of the original purchasers of the ¾% Notes. The convertible bond hedge is designed to mitigate stock dilution from conversion of the ¾% Notes. The convertible bond hedge has value if the average market price per share of our common stock upon exercise or expiration of the bond hedge is greater than $11.704 per share. Under the convertible bond hedge arrangement, the counterparty agreed to sell to us up to 19.2 million shares of our common stock, which is the number of shares issuable upon conversion of the ¾% Notes in full, at a price of $11.704 per share. The convertible bond hedge transaction may be settled at our option either in cash or net shares and expires in December 2008. Settlement of the convertible bond hedge in net shares on the expiration date would result in us receiving a number of shares of our common stock with a value equal to the amount otherwise receivable on cash settlement. Should there be an early unwind of the convertible bond hedge transaction, the amount of cash or net shares potentially received by us will depend upon then-existing overall market conditions, and on our stock price, the volatility of our stock and the amount of time remaining on the convertible bond hedge.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Note 1 of the Notes to Consolidated Financial Statements describes the significant accounting policies essential to our consolidated financial statements. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts and disclosures. Although we believe that our judgments and estimates are appropriate and correct, actual future results may differ materially from our estimates.

We believe the following to be our critical accounting policies because they are both important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operation for future periods could be materially affected. See "Risk Factors" for certain risks relating to our future operating results.

Revenue Recognition: We recognize revenue from the majority of our product sales, including sales to OEMs, distributors and retailers, upon shipment from us, provided that persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is reasonably assured. Revenue from sales where software is essential to the functionality is recognized when passage of title and risk of ownership is transferred to customers, persuasive evidence of an arrangement exists, which is typically upon sale of product by our customer, the price is fixed or determinable and collectibility is reasonably assured.

Our distributor arrangements provide distributors with certain product rotation rights. Additionally, we permit our distributors to return products subject to certain conditions. We establish allowances for expected product returns in accordance with SFAS No. 48. We also establish allowances for rebate payments under certain marketing programs entered into with distributors. These allowances comprise our revenue reserves and are recorded as direct reductions of revenue and accounts receivable. We make estimates of future returns and rebates based primarily on our past experience as well as the volume of products in the distributor channel, trends in distributor inventory, economic trends that might impact customer demand for our products (including the competitive environment), the economic value of the rebates being offered and other factors. In the past, actual returns and rebates have not been significantly different from our estimates. However, actual returns and rebates in any future period could differ from our estimates, which could impact the net revenue we report.

Inventory: The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of salable quality. The determination of obsolete or excess inventory requires us to estimate the future demand for our products within specific time horizons, generally six to twelve months. To the extent our demand forecast for specific products is less than quantities of our product on hand and our non-cancelable orders, we could be required to record additional inventory reserves, which would have a negative impact on our gross margin. Additionally, if actual demand is higher than our demand forecast for specific products that have been fully reserved, our future margins may be higher.

Goodwill: Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. We perform an annual review on the last day of February of each year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired. Our impairment review process compares the fair value of our segments (which we have determined to be our reporting units) to their carrying value, including the goodwill related to the segments. To determine the fair value, our review process uses the income, or discounted cash flows approach and the market approach, which utilizes comparable companies' data. The discounted future cash flow approach uses estimates including the following for each segment: revenue, based on assumed market growth rates and our assumed market share; estimated costs;

and appropriate discount rates based on the particular business's weighted average cost of capital. Our estimates of market segment growth, our market segment share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying businesses. Our business consists of both established and emerging technologies and our forecasts for emerging technologies are based upon internal estimates and external sources rather than historical information. If future forecasts are revised, they may indicate or require future impairment charges. We also considered our market capitalization on the dates of our impairment tests under SFAS 142, in determining the fair value of the respective businesses. If the carrying amount of the reporting unit, which is at our segment level, exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of the impairment loss, if any. In fiscal 2006, we performed an assessment of the recoverability of goodwill in connection with the reorganization of our segments and determined that goodwill was impaired. As a result, we recorded an impairment charge and wrote-off our entire balance of goodwill of $90.6 million in the second quarter of 2006. We also performed our annual goodwill impairment test in the fourth quarter of fiscal 2005 and determined that goodwill was impaired. As a result, we recorded an impairment charge of $52.3 million in fiscal 2005 related to our former Channel segment.

The discounted cash flow approach for estimating the fair value is dependent on a number of factors including estimates of future market growth, forecasted revenue and costs, expected periods the assets will be utilized and appropriate discount rates used to calculate the discounted cash flow. Our fair value estimates, as well as the allocation of net assets to reporting units, are based on assumptions we believe to be reasonable but which are unpredictable and inherently uncertain and, as a result, actual results may differ from those estimates.

Income Taxes: We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

We must assess the likelihood that we will be able to recover our deferred tax assets. We consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. As a result of our analysis of expected future income at March 31, 2005, it was considered more likely than not that a valuation allowance for all U.S. deferred tax assets was required, resulting in a $67.9 million charge included in our tax provision. At March 31, 2006, the valuation allowance against our deferred tax assets totaled $91.5 million.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be. Tax related liabilities were released generating a net tax benefit of $26.4 million and $6.3 million in fiscal 2005 and fiscal 2004, respectively. For a discussion of current tax matters, see Note 12 in the Notes to Consolidated Financial Statements.

Acquisitions and Other Major Transactions

We are continually exploring strategic acquisitions to build upon our existing library of intellectual property and enhance our technological leadership in the markets where we operate.

Fiscal 2006

Dispositions

On December 23, 2005, we entered into a three-year contract manufacturing agreement with Sanmina-SCI whereby Sanmina-SCI, upon the closing of the transaction on January 9, 2006, assumed manufacturing operations of a majority of Adaptec products. In addition, we sold certain manufacturing assets, buildings and improvements and inventory located in Singapore with respect to printed circuit board assemblies and storage system manufacturing operations to Sanmina-SCI for $26.6 million (net of closing costs of $0.6 million) resulting, in a loss on disposal of assets of $1.6 million that was recorded in "Other charges (gains)" on the Consolidated Statements of Operations.

On September 30, 2005, we sold our IBM i/p Series RAID business to IBM for approximately $22.0 million plus $1.3 million for certain fixed assets. In addition, IBM purchased certain related inventory at our net book value of $0.8 million. We also granted IBM a nonexclusive license to certain intellectual property and sold to IBM substantially all of the assets dedicated to the engineering and manufacturing of RAID controllers and connectivity products for the IBM i/p Series RAID business. Under the terms of the nonexclusive license, IBM will pay us royalties for the sale of our board-level products over the next six quarters, which will be recognized as contingent consideration in discontinued operations when earned. In fiscal 2006, we received royalties of $5.6 million, which we recorded in "Income (loss) from disposal of discontinued operations, net of taxes," in the Consolidated Statements of Operations.

On September 29, 2005, our Board of Directors approved management's recommendation to divest our systems business, which includes substantially all of the operating assets and cash flows that were obtained through the Snap Appliance and Eurologic Systems acquisitions, as well as internally developed hardware and software. In connection with this action, we have classified the systems business as a discontinued operation in our consolidated financial statements. Accordingly, we have reclassified the underlying Consolidated Statements of Operations and Consolidated Statements of Cash Flows and related disclosures for all periods presented to reflect this business as part of discontinued operations.

On January 31, 2006, we signed a definitive agreement with Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc., for the sale of our OEM block-based systems business for $14.5 million, of which $5.0 million will be received over the next two years. In addition, Sanmina-SCI USA agreed to pay us contingent consideration of up to an additional $12.0 million if certain revenue levels are achieved over a three-year period. We recognized a gain of $12.1 million was recognized on the disposal of the OEM block-based systems business.

Fiscal 2005

Acquisitions

During the first quarter of fiscal 2005, we purchased the IBM i/p Series RAID business. During the second quarter of fiscal 2005, we purchased Snap Appliance. Accordingly, the estimated fair value of assets acquired and liabilities assumed in the acquisitions and the results of operations of the acquired entities were included in our consolidated financial statements as of the respective effective dates of the acquisitions. There were no significant differences between our accounting policies and those of the IBM i/p Series RAID business and Snap Appliance. However, as a result of the sale of the IBM i/p Series RAID business and our plan to divest our systems business, the assets expected to be sold have been reclassified as Assets and Liabilities of Discontinued Operations on the Consolidated Balance Sheet at March 31, 2006 and the related operations have been reclassified to "Income (loss) from discontinued operations, net of taxes" on the Consolidated Statements of Operations, as discussed in Note 2.

IBM i/p Series RAID: On June 29, 2004, we completed the acquisition of IBM's i/p Series RAID component business line consisting of certain purchased RAID data protection intellectual property, semiconductor designs and assets, and licensed from IBM related RAID intellectual property. The licensing agreement granted us the right to use IBM's RAID technology and embedded Power PC technology for our internal and external RAID products to be sold to IBM and other customers. In conjunction with the acquisition, we also entered into a three-year exclusive product supply agreement under which we will supply RAID software, firmware and hardware to IBM for use in IBM's iSeries and pSeries servers. We also entered into an agreement for IBM to provide silicon wafer manufacturing processing services to us for the term of the supply agreement at agreed upon rates.

The final purchase price totaled $49.3 million, which consists of a cash payment to IBM of $47.5 million, warrants valued at $1.1 million, net of registration costs, and transaction costs of $0.7 million. This purchase price included a final adjustment of $0.2 million in the first quarter of fiscal 2006 to both goodwill and acquisition costs. In connection with the acquisition, we issued to IBM a warrant to purchase 250,000 shares of our common stock at an exercise price of $8.13 per share. The warrant has a term of 5 years from the date of issuance and is immediately exercisable. The warrant was valued using the Black-Scholes valuation model using a volatility rate of 62%, a risk-free interest rate of 3.9% and an estimated life of 5 years. The transaction costs consisted primarily of legal, valuation and other fees.

Snap Appliance: On July 23, 2004, we completed the acquisition of Snap Appliance, a provider of NAS products, to expand our product offerings in the external storage market and to deliver cost-effective, scalable and easy-to-use DAS, NAS, Fibre Channel and IP-based SAN products from the workgroup to the data center. The final purchase price was $83.7 million, consisting of $76.7 million in cash and transaction fees and $7.0 million related to the fair value of assumed stock options to purchase 1.2 million shares of our common stock. This purchase price included a final adjustment of $0.7 million in the first quarter of fiscal 2006 to both goodwill and acquisitions costs. The assumed stock options were valued using the Black-Scholes valuation model with the following assumptions: volatility rate of 58%; a risk-free interest rate of 2.6%; and an estimated life of 2.25 years.

Of the total assumed stock options, stock options to purchase approximately 0.7 million shares of our common stock, with exercise prices ranging between $1.42 and $5.66 per share, were unvested, which we refer to as the Snap Unvested Options. The Snap Unvested Options have a ten-year term and vest primarily over four years from the date of grant. The intrinsic value of the Snap Unvested Options of $3.6 million was accounted for as deferred stock-based compensation and is being recognized as compensation expense over the related vesting periods.

In addition, a management incentive program was established to pay former employees of Snap Appliance cash payments totaling $13.8 million, which is being paid, contingent upon their employment with us, over a two-year period through the second quarter of fiscal 2007. Payments under the management incentive program will be expensed as employees meet their employment obligations or are recorded as part of the Snap Appliance acquisition-related restructuring for involuntarily terminations by us. In fiscal 2005, the Consolidated Statements of Operations included compensation expense related to the management incentive program of $5.7 million and an additional $1.4 million was originally accrued in the Snap Appliance acquisition-related restructuring. Any amounts outstanding as of the completion of the sale of the systems business, which includes Snap Applicance, will be accelerated.

A portion of the Snap Appliance acquisition price totaling $5.4 million was held back, and in connection with the management incentive program, $1.3 million will be held back for a total of $6.7 million, also referred to as the Snap Appliance Holdback,. for unknown liabilities that may have existed as of the acquisition date. The Snap Appliance Holdback was to be paid in the second quarter of fiscal 2006, except for funds necessary to provide for any pending claims: we have asserted claims against the holdback totaling approximately $3.0 million.

Acquisition-Related Restructuring: During the first quarter of fiscal 2006, we finalized our Snap Appliance integration plan to eliminate certain duplicative resources, including severance and benefits in connection with the involuntary termination of approximately 24 employees, exiting duplicative facilities and disposing of duplicative assets. The acquisition-related restructuring liabilities were accounted for under EITF No. 95-3 and therefore were included in the purchase price allocation. We recorded a total liability of $6.7 million for these activities, of which the original estimate of $6.0 million was recorded in the second quarter of fiscal 2005 and total adjustments of $0.7 million were recorded in each subsequent quarter through the first quarter of fiscal 2006. Any further changes to our finalized plan will be accounted for under SFAS No. 146 and will be recorded in "Discontinued operations, net of taxes" in the Consolidated Statements of Operations. In the third quarter of fiscal 2006, we recorded additional adjustments of $0.2 million due to additional lease costs related to the estimated loss of facilities that we subleased. As of March 31, 2006, we had utilized $4.4 million of these charges. We anticipate that the remaining restructuring reserve balance of $2.5 million will be paid out by the third quarter of fiscal 2012, primarily related to long-term facility leases.

IBM Distribution Agreement

In December 2004, we entered into a distribution agreement with IBM for our RAID controllers and connectivity products sold for IBM's iSeries and pSeries servers. The agreement was made through an amendment to our existing i/p Series RAID supply and intellectual property agreement entered into in June 2004 (See Note 17). The distribution agreement was accounted for as a standalone transaction as it was not contemplated at the time we entered into the original IBM i/p Series RAID transaction.

On September 30, 2005, we sold the IBM i/p Series RAID business to IBM. As a result the distribution agreement was cancelled as part of the sale.

Fiscal 2004

Acquisitions

During the first quarter of fiscal 2004, we purchased Eurologic and ICP vortex. During the fourth quarter of fiscal 2004, we purchased Elipsan. Accordingly, the estimated fair value of assets acquired and liabilities assumed in the acquisitions and the results of operations of the acquired entities were included in our consolidated financial statements as of the respective effective dates of the acquisitions. There were no significant differences between our accounting policies and those of Eurologic, ICP vortex or Elipsan. However, as a result of our plan to divest the systems business, which includes Eurologic, the assets expected to be sold have been reclassified as Assets and Liabilities of Discontinued Operations on the Consolidated Balance Sheet at March 31, 2006 and the related operations have been reclassified to "Income (loss) from discontinued operations, net of taxes" on the Consolidated Statements of Operations, as discussed in Note 2.

Eurologic: On April 2, 2003, we completed the acquisition of Eurologic, a provider of external and networked storage products. We acquired Eurologic to further enhance our direct-attached and fibre-attached server storage capabilities by allowing us to provide end-to-end block- and file-based networked storage products. As consideration for the acquisition of all of the outstanding capital stock of Eurologic, we paid $25.6 million in cash, subject to a Holdback as described below, and assumed stock options to purchase 0.5 million shares of our common stock, with a fair value of $1.6 million. We also incurred $1.1 million in transaction fees, including legal, valuation and accounting fees. The assumed stock options were valued using the Black-Scholes valuation model with the following assumptions: volatility rate ranging from 57% to 81%; a risk-free interest rate ranging from 1.1% to 2.5%; and an estimated life ranging from 0.08 to 4 years.

Eurologic Holdback: As part of the Eurologic purchase agreement, $3.8 million of the cash payment was held back, also known as the Holdback, for unknown liabilities that may have existed as of the acquisition date. The Holdback, which was included as part of the purchase price, was included in "Accrued liabilities" in the Consolidated Balance Sheet as of March 31, 2005 and was to be paid to the former Eurologic stockholders 18 months after the acquisition closing date, except for funds necessary to provide for any pending claims. We paid $2.3 million of the Holdback as of March 31, 2005 and have asserted claims against the remaining amount for liabilities of which we became aware following the consummation of the transaction. The former Eurologic stockholders have disputed these claims and have requested release of the remaining Holdback.

Eurologic Earn-out Payments: We also agreed to pay the stockholders of Eurologic contingent consideration of up to $10.0 million in cash if certain revenue levels were achieved by the acquired Eurologic business in the period from July 1, 2003 through June 30, 2004. The milestone to achieve the contingent consideration was not attained as of June 30, 2004. As a result, no additional payments were made to former stockholders of Eurologic.

Eurologic Acquisition-Related Restructuring: During the fourth quarter of fiscal 2004, we finalized our plans to integrate the Eurologic operations. The integration plan included the involuntary termination or relocation of approximately 110 employees, exiting duplicative facilities and the transition of all manufacturing operations from Dublin, Ireland to our manufacturing facility in Singapore. The consolidation of the manufacturing operations as well as involuntary employee terminations was completed in the fourth quarter of fiscal 2004. The acquisition-related restructuring liabilities were accounted for under EITF No. 95-3 and therefore were included in the purchase price allocation of the cost to acquire Eurologic. We recorded a liability of $3.3 million in fiscal 2004 for these activities. As of December 31, 2004, we utilized all of these charges and the plan is materially complete.

ICP vortex: On June 5, 2003, we completed the acquisition of ICP vortex. ICP vortex was a wholly-owned subsidiary of Intel Corporation and provided a broad range of hardware and software RAID data protection products, including SCSI, SATA and fibre channel products. The final purchase price was $14.5 million in cash, which included $0.3 million in transaction fees, consisting of legal, valuation and accounting fees. This purchase price included a final adjustment of $0.1 million in the first quarter of fiscal 2005 to both goodwill and acquisitions costs.

During the first quarter of fiscal 2005, we finalized our plans to integrate the ICP vortex operations. The integration plan included the involuntary termination of 19 employees, the transfer of manufacturing operations to Singapore and the integration of certain duplicative resources. The acquisition-related restructuring liabilities were accounted for under EITF No. 95-3 and therefore were included in the purchase price allocation of the cost to acquire ICP vortex. In fiscal 2004, we recorded a liability of $0.4 million for severance and benefits, of which $0.3 million of these charges were utilized and $0.1 million was recorded as a reduction to the restructuring liability with a corresponding decrease to goodwill in the first quarter of fiscal 2005.

Elipsan: On February 13, 2004, we completed the acquisition of Elipsan, a provider of networked storage infrastructure software. Elipsan's storage virtualization technology was acquired to enable us to make storage more cost-effective, easier to scale, and to increase performance across multiple RAID subsystems. The final purchase price was $19.4 million in cash, which included $0.7 million in transaction fees, consisting of legal, valuation and accounting fees. The purchase price included a final adjustment of $0.8 million in fiscal 2005, primarily related to the reversal of the acquisition-related restructuring reserves of approximately $0.7 million.

Elipsan Holdback: As part of the Elipsan purchase agreement, $2.0 million of the cash payment was held back, also known as the Elipsan Holdback, for unknown liabilities that may have existed as of the acquisition date. The Elipsan Holdback of $2.0 million was paid in the second quarter of fiscal 2006.

Elipsan Acquisition-Related Restructuring: During the fourth quarter of fiscal 2005, we finalized our plans related to the integration of the Elipsan operations. The plan included the integration of certain duplicative resources, related to both severance and benefits in connection with the involuntary termination or relocation of employees and, accordingly, recorded a $0.8 million reserve as of March 31,

2004. In fiscal 2005, we recorded an adjustment of $0.7 million as a reduction to the liability with a corresponding decrease to goodwill, as we intend to retain these employees. The acquisition-related restructuring liabilities were accounted for under EITF No. 95-3 and therefore were included in the purchase price allocation of the cost to acquire Elipsan. As of March 31, 2005, we made payments of approximately $25,000 under the plan. We anticipate that the remaining restructuring reserve balance of approximately $45,000 will be paid out by the second quarter of fiscal 2007.

Recent Accounting Pronouncements

In June 2005, the FASB issued SFAS No. 154, which changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. Our results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if we implement changes in accounting principles that are addressed by the standard or correct accounting errors in future periods.

In December 2004, the FASB issued SFAS No. 123(R). This statement replaces SFAS No. 123, amends SFAS No. 95 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all stock awards granted and to awards modified, repurchased or cancelled after the required effective date. In addition, we are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In April 2005, the SEC approved that SFAS No. 123(R) will be effective for annual periods, as opposed to interim periods as originally issued by the FASB, beginning after June 15, 2005. In March 2005, the SEC issued SAB 107, which offers guidance on SFAS No. 123(R). SAB 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123(R) while enhancing the information that investors receive. We intend to use the modified prospective method, which will result in a significant increase to expenses on our consolidated financial statements beginning April 1, 2006. We cannot currently quantify the impact of the adoption of SFAS No. 123(R) and SAB 107 as it will depend on the amount of share-based payments that we grant in the future as well as other variables that affect the fair market value estimates which cannot be forecasted at this time. The pro forma disclosures of the impact of SFAS No. 123 provided in Note 1 of the Notes to the Consolidated Financial Statements may not be representative of the impact of adopting this statement.

In June 2005, the FASB issued FSP 143-1, which provides guidance in accounting for obligations associated with Directive 2002/96/EC (the "Directive") on Waste Electrical and Electronic Equipment adopted by the European Union. FSP 143-1 is required to be applied to the later of the first period ending after June 6, 2005 or the date of the Directive's adoption into law by the applicable EU member countries in which we have significant operations. The Directive distinguishes between "new" and "historical" waste. New waste relates to products put on the market after August 13, 2005. FSP 143-1 directs commercial users to apply the provisions of SFAS No. 143 and the related FIN No. 47 for the measurement and recognition of the liability and asset retirement obligation associated with the historical waste management requirements of the Directive. Additonally, FSP 143-1 provides guidance for the accounting by producers for the financing of the obligations of historical waste held by private households. We expect to adopt FSP 143-1 in fiscal 2007. We are continuing to analyze the impact of the Directive and FSP 143-1 on our financial position and results of operations.

In November 2005, the FASB issued FSP 115-1 and FAS 124-1, which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certaindisclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and FAS 124-1 are effective for all reporting periods beginning after December 15, 2005. At March 31, 2006, none of our unrealized investment losses were recognized as other-than-temporary impairments in our available-for-securities. We do not believe FSP 115-1 and FAS 124-1 will have a material effect on our consolidated financial position, results of operations or cash flow.

In November 2004, the FASB issued SFAS No. 151, which clarifies the accounting for abnormal amounts of facility expense, freight, handling costs and wasted materials (spoilage) to require them to be recognized as current-period charges. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted. The adoption of this standard is not expected to have a material impact on our financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

Our exposure to market risk for a change in interest rates relates primarily to our investment portfolio. As of March 31, 2006, our available-for-sale debt investments, excluding those classified as cash equivalents, totaled $430.0 million (see Note 3 of the Notes to Consolidated Financial Statements) and included corporate obligations, commercial paper, other debt securities, municipal bonds and United States government securities, all of which are of high investment grade. They are subject to interest rate risk and will decline in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels as of March 31, 2006, the decline in the fair value of the portfolio would not be material to our financial position. Declines in interest rates will, over time, reduce our interest income.

Equity Price Risk

We consider our direct exposure to equity price risk to be minimal. We invest in technology companies through two venture capital funds. As of March 31, 2006, the carrying value of such investments aggregated $2.9 million. We monitor our equity investments on a periodic basis. In the event that the carrying value of our equity investments exceeds their fair value, and the decline in value is determined to be other-than-temporary, the carrying value is reduced to its current fair value.

Foreign Currency Risk

We translate foreign currencies into U.S dollars for reporting purposes; currency fluctuations can have an impact on our results. For all three fiscal years presented there was an immaterial currency exchange impact from our intercompany transactions. In the past, we have entered into forward exchange contracts to hedge certain firm commitments denominated into foreign currencies. Forward exchange contracts are denominated in the same currency as the underlying transaction and the terms of the forward foreign exchange contracts generally match the terms of the underlying transactions. The amount of local currency obligations settled in any period is not significant to our cash flows or results of operations, although we continuously monitor the amount and timing of those obligations. As there were no forward exchange contracts outstanding as of March 31, 2006 and 2005, the effect of an immediate 10% change in exchange rates on forward exchange contracts would not have affected our financial position or results of operations.

Item 8. *Financial Statements and Supplementary Data*

See the index appearing under Item 15(a)(1) on page 55 of this Annual Report on Form 10-K for the Consolidated Financial Statements at March 31, 2006 and 2005 and for each of the three years in the period ended March 31, 2006 and the Report of Independent Registered Public Accounting Firm.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our CEO and our CFO have concluded that the design and operation of our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2006, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of financial reporting controls, process documentation, accounting policies, and our overall control environment. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2006.

Our assessment of the effectiveness of our internal control over financial reporting as of March 31, 2006, has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which is included herein.

Inherent Limitations on Effectiveness of Controls

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Information with respect to our directors is incorporated by reference from the information under the caption: "Proposal No. 1—Election of Directors" in our definitive Proxy Statement for our Annual Meeting of Stockholders or the Proxy Statement. Information regarding the compliance by our directors, executive officers and 10% or greater stockholders with Section 16(a) of the Exchange Act is incorporated by reference from the information under the caption: "Section 16(a) Beneficial Ownership Reporting Compliance" from our Proxy Statement. Information with respect to our executive officers is included in Item 4A of Part I of this Annual Report on Form 10-K under the heading "Executive Officers."

Adaptec maintains a Code of Business Conduct, Ethics, and Compliance, which incorporates our code of ethics that is applicable to all employees, including all officers, and including our independent directors who are not employees of Adaptec, with regard to their Adaptec-related activities. The Code of Business Conduct, Ethics, and Compliance incorporates our guidelines designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations. It also incorporates our expectations of our employees that enable us to provide accurate and timely disclosure in our filings with the Securities and Exchange Commission and other public communications. In addition, it incorporates Adaptec guidelines pertaining to topics such as health and safety compliance; diversity and non-discrimination; supplier expectations; and privacy.

The full text of our Code of Business Conduct, Ethics, and Compliance is published on our Investor Relations web site at www.adaptec.com. We will post any amendments to the Code of Business Conduct, Ethics, and Compliance, as well as any waivers that are required to be disclosed by the rules of either the SEC or The Nasdaq Stock Market, on our website.

Item 11. ***Executive Compensation***

Information with respect to executive compensation is incorporated by reference from the information under the caption "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Report on Executive Compensation" in our Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information with respect to the securities authorized for issuance under our equity compensation plans and the security ownership of our common stock by our directors, executive officers and 5% stockholders is incorporated by reference from the information under the captions: "Executive Compensation—Equity Compensation Plan Information" and "Stock Ownership of Principal Stockholders and Management" in our Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions***

Information with respect to certain relationships of our directors, executive officers and 5% stockholders and related transactions is incorporated by reference from the information under the caption: "Certain Relationships and Related Party Transactions" in our Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

Information with respect to principal independent registered public accounting firm fees and services is incorporated by reference from the information under the caption "Proposal No. 3—Ratification of Appointment of Independent Registered Public Accounting Firm" and "Fees Paid to PricewaterhouseCoopers" in our Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

1. **Index to Financial Statements:**

The following Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm are contained in this Annual Report on Form 10-K:

Form 10-K

2. **Financial Statement Schedule:**

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED MARCH 31, 2006, 2005 AND 2004

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(in thousands)		
Year ended March 31, 2006				
Allowance for doubtful accounts[1]	$ 1,029	$ 5	$ 220	$ 814
Sales returns[1]	4,199	12,445	11,901	4,743
Allowances[1]	10,090	14,350	18,373	6,067
Year ended March 31, 2005				
Allowance for doubtful accounts[1]	$ 1,269	$ 132	$ 372	$ 1,029
Sales returns[1]	3,960	15,535	15,296	4,199
Allowances[1]	4,727	23,362	17,999	10,090
Year ended March 31, 2004				
Allowance for doubtful accounts[1]	$ 1,298	$ 378	$ 407	$ 1,269
Sales returns[1]	3,904	13,112	13,056	3,960
Allowances[1]	3,930	12,286	11,489	4,727

Notes:

(1) Amounts are included in "Accounts receivable" in the Consolidated Balance Sheets.

All other schedules are omitted because they are not applicable or the amounts are immaterial or the required information is presented in the Consolidated Financial Statements and Notes thereto.

3. **Exhibits:**

Exhibit Number	Exhibit Description	Form	Incorporated by Reference File Number	Exhibit	File Date	Filed with this 10-K
2.01	Tax Sharing Agreement between the Registrant and Roxio, Inc., dated May 5, 2001.	10-Q	000-15071	2.9	08/13/01	
2.02	Agreement and Plan of Merger and Reorganization, dated July 2, 2001, by and among the Registrant, Pinehurst Acquisition Corporation and Platys Communications, Inc.	8-K	000-15071	2.1	09/07/01	
2.03	Asset Purchase Agreement, dated September 30, 2005, by and between the Registrant and International Business Machines Corporation	8-K	000-15071	2.01	10/06/05	
3.01	Certificate of Incorporation of Registrant filed with Delaware Secretary of State on November 19, 1997.	10-K	000-15071	3.1	06/26/98	
3.02	Bylaws of Registrant, as amended on May 18, 2006.	8-K	000-15071	3.01	05/24/06	
4.01	Indenture, dated as of March 5, 2002, by and between the Registrant and Wells Fargo Bank, National Association.	S-3	333-89666	4.04	06/03/02	
4.02	Form of 3% Convertible Subordinated Note.	S-3	333-89666	4.05	06/03/02	
4.03	Registration Rights Agreement, dated as of March 5, 2002, by and among the Registrant and Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Morgan Stanley & Co. Incorporated.	S-3	333-89666	4.06	06/03/02	
4.04	Collateral Pledge and Security Agreement, dated as of March 5, 2002, by and among the Registrant, Wells Fargo Bank, National Association, as trustee and Wells Fargo Bank, National Association, as collateral agent.	S-3	333-89666	4.07	06/03/02	
4.05	Stock Purchase Warrant, dated March 24, 2002, issued to International Business Machines Corporation.	S-3	333-86098	4.04	04/12/02	
4.06	Indenture, dated as of December 22, 2003, by and between the Registrant and Wells Fargo Bank, National Association.	10-Q	000-15071	4.01	02/09/04	
4.07	Form of ¾% Convertible Senior Subordinated Note.	10-Q	000-15071	4.02	02/09/04	
4.08	Registration Rights Agreement, dated as of December 22, 2003, by and among the Registrant, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC.	10-Q	000-15071	4.03	02/09/04	
4.09	Collateral Pledge and Security Agreement, dated as of December 22, 2003, by and among the Registrant, Wells Fargo Bank, National Association, as trustee, and Wells Fargo Bank, National Association, as collateral agent.	10-Q	000-15071	4.04	02/09/04	

Exhibit Number	Exhibit Description	Form	Incorporated by Reference File Number	Exhibit	File Date	Filed with this 10-K
4.10	Warrant Agreement, dated as of June 29, 2004, between the Registrant and International Business Machines Corporation	S-3	333-119266	4.03	09/02/04	
4.11	Warrant Agreement, dated as of August 10, 2004, between the Registrant and International Business Machines Corporation	S-3	333-119266	4.04	09/02/04	
4.12	Third Amended and Restated Rights Agreement dated February 1, 2001 between the Registrant and Mellon Investor Services LLC, as Rights Agent	8-A/A	000-15071	4.1	03/20/01	
10.01†	Registrant's Savings and Retirement Plan.	10-K	000-15071	(A)	(A)	
10.02†	Second Amendment to the Registrant's Savings and Retirement Plan.	10-K	000-15071	10.02	06/14/04	
10.03†	Third Amendment to the Registrant's Savings and Retirement Plan.	10-K	000-15071	10.03	06/14/05	
10.04†	Registrant's 1986 Employee Stock Purchase Plan (amended and restated June 1998, August 2000 and August 2003).	10-Q	000-15071	10.01	11/03/03	
10.05†	1990 Stock Plan, as amended.	SC TO-I	005-38119	99.(d)(1)	05/22/01	
10.06†	Forms of Stock Option Agreement, Tandem Stock Option/SAR Agreement, Restricted Stock Purchase Agreement, Stock Appreciation Rights Agreement, and Incentive Stock Rights Agreement for use in connection with the 1990 Stock Plan, as amended.	10-K	000-15071	(B)	(B)	
10.07†	1999 Stock Plan.	SC TO-I	005-38119	99.(d)(2)	05/22/01	
10.08†	2000 Nonstatutory Stock Option Plan and Form of Stock Option Agreement.	SC TO-I	005-38119	99.(d)(3)	05/22/01	
10.09†	1990 Directors' Option Plan and forms of Stock Option Agreement, as amended.	10-K	000-15071	10.6	06/29/99	
10.10†	2000 Director Option Plan and Form of Agreement.	10-Q	000-15071	10.1	11/06/00	
10.11*	Option Agreement I between Adaptec Manufacturing (S) Pte. Ltd. and Taiwan Semiconductor Manufacturing Co., Ltd. dated October 23, 1995.	10-Q	000-15071	10.1	02/09/96	
10.12*	Option Agreement II between Adaptec Manufacturing (S) Pte. Ltd. and Taiwan Semiconductor Manufacturing Co., Ltd. dated October 23, 1995.	10-Q	000-15071	10.2	02/09/96	
10.13	Modification to Amendment to Option Agreement I & II between Taiwan Semiconductor Manufacturing Co., Ltd. and Adaptec Manufacturing (S) Pte. Ltd.	10-K	000-15071	10.17	06/29/99	
10.14*	Amendment to Option Agreements I & II between Taiwan Semiconductor Manufacturing Co., Ltd. and Adaptec Manufacturing (S) Pte. Ltd.	10-K	000-15071	10.16	06/29/99	

Exhibit Number	Exhibit Description	Form	Incorporated by Reference File Number	Exhibit	File Date	Filed with this 10-K
10.15*	Amendment No. 3 to Option Agreement II between Adaptec Manufacturing (S) Pte. Ltd. and Taiwan Semiconductor Manufacturing Co., Ltd.	10-K	000-15071	10.15	06/27/00	
10.16*	Amendment No. 4 to Option Agreement II between Adaptec Manufacturing (S) Pte. Ltd. and Taiwan Semiconductor Manufacturing Co., Ltd.	10-K	000-15071	10.15	06/26/01	
10.17*	Amendment No. 5 to Option Agreement II between Adaptec Manufacturing (S) Pte. Ltd. and Taiwan Semiconductor Manufacturing Co., Ltd.	10-Q	000-15071	10.01	02/11/02	
10.18†	Form of Indemnification Agreement entered into between Registrant and its officers and directors.	10-K	000-15071	10.14	06/26/98	
10.19	Industrial Lease Agreement between the Registrant, as Lessee, and Jurong Town Corporation, as Lessor.	10-K	000-15071	10.16	06/28/95	
10.20	Amendment to the Industrial Lease Agreement between the Registrant, as Lessee, and Jurong Town Corporation, as Lessor.	10-K	000-15071	10.20	06/14/04	
10.21	License Agreement between International Business Machines Corporation and the Registrant.	10-K	000-15071	10.14	06/27/00	
10.22	Amendment to License Agreement between International Business Machines Corporation and the Registrant.	10-K	000-15071	10.21	06/24/02	
10.23	Asset Purchase Agreement between International Business Machines Corporation and the Registrant.	10-K	000-15071	10.22	06/24/02	
10.24*	Dell Supplier Master Purchase Agreement, dated as of September 27, 2002, by and between Dell Products L.P. and the Registrant.	8-K	000-15071	99.1	01/24/03	
10.25†	Registrant's Incentive Plan	10-Q	000-15071	10.01	08/09/04	
10.26†	Amended Registrant's Incentive Plan	10-Q	000-15071	10.01	02/07/05	
10.27	Base Agreement, dated as of March 24, 2002, by and between the Registrant and International Business Machines Corporation	10-Q	000-15071	10.03	08/09/04	
10.28†	2004 Equity Incentive Plan	S-8	333-119271	4.03	09/24/04	
10.29†	Form of Stock Option Agreement under the 2004 Equity Incentive Plan	10-Q	000-15071	10.02	11/10/04	
10.30†	Form of Restricted Stock Purchase Agreement under the 2004 Equity Incentive Plan	10-Q	000-15071	10.03	11/10/04	
10.31†	Form of Restricted Stock Unit Agreement under the 2004 Equity Incentive Plan	10-Q	000-15071	10.04	11/10/04	
10.32†	Registrant's Variable Incentive Plan	10-Q	000-15071	10.05	11/10/04	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File Number	Exhibit	File Date	Filed with this 10-K
10.33†	Eurologic Systems Group Limited 1998 Share Option Plan Rules (Amended as of 1 April 2003)	S-8	333-104685	4.03	04/23/03	
10.34†	Broadband Storage, Inc. 2001 Stock Option and Restricted Stock Purchase Plan	S-8	333-118090	4.03	08/10/04	
10.35†	Snap Appliance, Inc. 2002 Stock Option and Restricted Stock Purchase Plan	S-8	333-118090	4.04	08/10/04	
10.36†	Chairman of the Board Compensation Arrangement	10-K	000-15071	10.41	06/14/05	
10.37†	Stargate Solutions, Inc. 1999 Incentive Stock Plan	S-8	333-69116	4.03	09/07/01	
10.38†	Separation agreement and general release for Mr. Robert N. Stephens, effective as of July 8, 2005	8-K	000-15071	10.01	07/06/05	
10.39†	Employment Agreement of Subramanian "Sundi" Sundaresh, effective as of September 21, 2005	8-K	000-15071	10.01	09/27/05	
10.40†	Employment Agreement Addendum of Mr. Subramanian Sundaresh, effective as of November 14, 2005	8-K/A	000-15071	10.01	11/17/05	
10.41†	Employment Agreement of Marcus Lowe, effective as of September 21, 2005	8-K	000-15071	10.03	09/27/05	
10.42†	2005 Deferred Compensation Plan	10-Q	000-15071	10.01	11/07/05	
10.43**	Manufacturing Services and Supply Agreement by and between the Registrant and Sanmina-SCI Corporation	10-Q	000-15071	10.1	02/07/06	
10.44**	Asset Purchase and Sale Agreement, dated as of December 23, 2005, by and among Adaptec Manufacturing (s) Pte. Ltd., Sanmina-SCI Corporation and Sanmina-SCI Systems Singapore Pte. Ltd.	10-Q	000-15071	10.2	02/07/06	
10.45**	Amendment to Manufacturing Services and Supply Agreement by and between the Registrant and Sanmina-SCI Corporation	10-Q	000-15071	10.3	02/07/06	
10.46†	Employment Agreement of Mr. Christopher O'Meara, effective as of March 21, 2006	8-K	000-15071	10.01	03/27/06	
10.47†	Form of New Indemnification Agreement entered into between Registrant and its officers and directors	8-K	000-15071	99.1	04/11/06	
10.48	Adaptec Incentive Plan, Fiscal 2007	8-K	000-15071	99.01	05/24/06	
10.49**	Asset Purchase and Sale Agreement, dated as of January 31, 2006, by and among Adaptec, Inc., Sanmina-SCI Corporation and Sanmina-SCI USA, Inc.					X
21.01	Subsidiaries of Registrant.	10-K	000-15071	21.01	06/14/05	
23.01	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.					X

Exhibit Number	Exhibit Description	Form	Incorporated by Reference			Filed with this 10-K
			File Number	Exhibit	File Date	
31.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.01	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

(A) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended March 31, 1987.

(B) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended March 31, 1993.

† Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K pursuant to Item 14(c) of said form.

* Confidential treatment has been granted for portions of this agreement.

** Confidential treatment has been requested for portions of this agreement.

(b) **Exhibits**

See Item 15(a)(3), above.

(c) **Financial Statement Schedules**

See Item 15(a)(2), above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADAPTEC, INC.

Date: June 13, 2006

/s/ SUBRAMANIAN SUNDARESH

Subramanian Sundaresh
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SUBRAMANIAN SUNDARESH Subramanian Sundaresh	President and Chief Executive Officer (principal executive officer)	June 13, 2006
/s/ CHRISTOPHER O'MEARA Christopher O'Meara	Vice President and Chief Financial Officer (principal financial officer)	June 13, 2006
/s/ JOHN M. WESTFIELD John M. Westfield	Vice President and Corporate Controller (principal accounting officer)	June 13, 2006
/s/ CARL J. CONTI Carl J. Conti	Chairman	June 13, 2006
/s/ LUCIE J. FJELDSTAD Lucie J. Fjeldstad	Director	June 13, 2006
/s/ JOSEPH S. KENNEDY Joseph S. Kennedy	Director	June 13, 2006
/s/ ILENE H. LANG Ilene H. Lang	Director	June 13, 2006
/s/ ROBERT J. LOARIE Robert J. Loarie	Director	June 13, 2006
/s/ D. SCOTT MERCER D. Scott Mercer	Director	June 13, 2006
/s/ CHARLES J. ROBEL Charles J. Robel	Director	June 13, 2006
/s/ DR. DOUGLAS E. VAN HOUWELLING Dr. Douglas E. Van Houweling	Director	June 13, 2006

Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-34360, 333-86098, 333-89666, 333-113557 and 333-119266 and Form S-8 (Nos. 333-120316, 333-119271, 333-118090, 333-104685, 333-69116, 333-52512, 333-95673, 333-92173, 333-58183, 333-77321, 333-66151, 333-02889, 333-00779, 033-43591 and 333-14241) of Adaptec, Inc. of our report dated June 13, 2006, relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
June 13, 2006

Exhibit 31.01

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Subramanian Sundaresh, certify that:

1. I have reviewed this Annual Report on Form 10-K of Adaptec, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ SUBRAMANIAN SUNDARESH

Subramanian Sundaresh
Chief Executive Officer

Date: June 13, 2006

Exhibit 31.02

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christopher O'Meara, certify that:

1. I have reviewed this Annual Report on Form 10-K of Adaptec, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ CHRISTOPHER O'MEARA

Christopher O'Meara
Chief Financial Officer

Date: June 13, 2006

Exhibit 32.01

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Subramanian Sundaresh, certify to the best of my knowledge based upon a review of the Annual Report on Form 10-K of Adaptec, Inc. for the fiscal year ended March 31, 2006 (the "*Form 10-K*"), that the Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and that information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Adaptec, Inc. for the periods covered by the Form 10-K.

Date: June 13, 2006

By: /s/ SUBRAMANIAN SUNDARESH

Subramanian Sundaresh
Chief Executive Officer

I, Christopher O'Meara, certify to the best of my knowledge based upon a review of the Form 10-K, that the Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and that information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Adaptec, Inc. for the periods covered by the Form 10-K.

Date: June 13, 2006

By: /s/ CHRISTOPHER O'MEARA

Christopher O'Meara
Chief Financial Officer

2006 Financial Report

Financials

ADAPTEC, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31,		
	2006	2005	2004
	(in thousands, except per share amounts)		
Net revenues	$ 310,145	$ 371,257	$395,688
Cost of revenues	201,890	219,455	209,268
Gross profit	108,255	151,802	186,420
Operating expenses:			
Research and development	60,895	86,479	95,610
Selling, marketing and administrative	64,989	72,120	71,185
Amortization of acquisition-related intangible assets	7,155	9,251	14,929
Write-off of acquired in-process technology		—	4,000
Restructuring charges	10,430	5,896	4,313
Goodwill impairment	90,602	52,272	—
Other charges (gains)	1,579	(290)	5,977
Total operating expenses	235,650	225,728	196,014
Loss from continuing operations	(127,395)	(73,926)	(9,594)
Interest and other income	17,621	8,369	66,429
Interest expense	(3,314)	(4,439)	(9,424)
Income (loss) from continuing operations before income taxes	(113,088)	(69,996)	47,411
Provision for (benefit from) income taxes	1,608	51,894	(30,796)
Income (loss) from continuing operations	(114,696)	(121,890)	78,207
Discontinued operations, net of taxes:			
Loss from discontinued operations, net of taxes	(43,546)	(23,216)	(15,300)
Income from disposal of discontinued operations, net of taxes	9,810	—	—
Loss from discontinued operations, net of taxes	(33,736)	(23,216)	(15,300)
Net income (loss)	$(148,432)	$(145,106)	$ 62,907
Net income (loss) per share:			
Basic			
Continuing operations	$ (1.01)	$ (1.10)	$ 0.72
Discontinued operations	$ (0.30)	$ (0.21)	$ (0.14)
Net income (loss)	$ (1.31)	$ (1.31)	$ 0.58
Diluted			
Continuing operations	$ (1.01)	$ (1.10)	$ 0.65
Discontinued operations	$ (0.30)	$ (0.21)	$ (0.12)
Net income (loss)	$ (1.31)	$ (1.31)	$ 0.53
Shares used in computing net income (loss) per share:			
Basic	113,405	110,798	108,656
Diluted	113,405	110,798	128,807

See accompanying Notes to the Consolidated Financial Statements.

Financials

ADAPTEC, INC.

CONSOLIDATED BALANCE SHEETS

	March 31, 2006	March 31, 2005
	(in thousands, except per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$131,373	$441,588
Marketable securities	425,179	84,968
Restricted cash and marketable securities	1,663	1,766
Accounts receivable, net of allowance for doubtful accounts of $814 in 2006 and $1,029 in 2005	47,876	70,159
Inventories	23,423	60,204
Prepaid expenses	2,730	21,822
Other current assets	23,504	4,259
Current assets of discontinued operations	4,896	—
Total current assets	660,644	684,766
Property and equipment, net	30,665	56,180
Restricted marketable securities, less current portion	3,086	4,615
Goodwill	—	91,486
Other intangible assets, net	18,471	79,457
Other long-term assets	10,073	47,002
Long-term assets of discontinued operations	14,460	—
Total assets	$737,399	$963,506
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 40,246	$ 61,637
Accrued liabilities	82,866	116,007
3% Convertible Subordinated Notes	10,637	—
Current liabilities of discontinued operations	4,856	—
Total current liabilities	138,605	177,644
¾% Convertible Senior Subordinated Notes	225,000	225,000
3% Convertible Subordinated Notes, less current portion	—	35,190
Other long-term liabilities	4,349	15,349
Commitments and contingencies (Note 7)		
Stockholders' equity:		
Preferred stock; $0.001 par value		
Authorized shares, 1,000; Series A shares, 250 designated; outstanding shares, none	—	—
Common stock; $0.001 par value		
Authorized shares, 400,000; outstanding shares, 115,467 as of March 31, 2006 and 112,339 as of March 31, 2005	115	112
Additional paid-in capital	174,648	165,707
Deferred stock-based compensation	(319)	(2,416)
Accumulated other comprehensive income (loss), net of taxes	(2,781)	706
Retained earnings	197,782	346,214
Total stockholders' equity	369,445	510,323
Total liabilities and stockholders' equity	$737,399	$963,506

See accompanying Notes to Consolidated Financial Statements.

ADAPTEC, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2006	2005	2004
	(in thousands)		
Cash Flows From Operating Activities:			
Net income (loss)	$(148,432)	$(145,106)	$ 62,907
Add: Loss from discontinued operations, net of taxes	33,736	23,216	15,300
Income (loss) from continuing operations	(114,696)	(121,890)	78,207
Adjustments to reconcile income (loss) from continuing operataions to net cash provided by (used for) operating activities:			
Write-off of acquired in-process technology	—	—	4,000
Non-cash charges associated with restructuring and other charges	—	109	6,082
Stock-based compensation	302	2,873	4,078
Loss (gain) on the sale of long-lived assets	1,579	(1,359)	—
Goodwill impairment	90,602	52,272	—
Non-cash effect of tax settlement	—	(26,009)	—
Loss on extinguishment of debt	80	—	6,466
Non-cash portion of DPT settlement gain	—	—	(18,256)
Depreciation and amortization	24,511	37,234	49,653
Deferred income taxes	—	50,739	(24,602)
Income tax benefits (provision) of employees' stock transactions	—	(616)	580
Other non-cash items	1,267	(36)	596
Changes in assets and liabilities (net of acquired businesses):			
Accounts receivable	22,289	(12,546)	14,055
Inventories	11,529	(7,121)	(12,313)
Prepaid expenses and other current assets	(5,314)	15,710	18,439
Other assets	(452)	(956)	9,449
Accounts payable	(21,366)	21,380	(3,077)
Other liabilities	(23,014)	10,559	(21,951)
Net Cash Provided by (Used for) Operating Activities of Continuing Operations	(12,683)	20,343	111,406
Net Cash Provided by (Used for) Operating Activities of Discontinued Operations	5,573	(30,600)	(16,004)
Net Cash Provided by (Used for) Operating Activities	(7,110)	(10,257)	95,402
Cash Flows From Investing Activities:			
Payment of holdback in connection with acquisition of Platys	—	—	(3,589)
Payment of holdback in connection with acquisition of Eurologic	—	(2,279)	—
Purchases of businesses, net of cash acquired	—	(65,380)	(36,589)
Purchases of restricted marketable securities	—	—	(7,915)
Maturities of restricted marketable securities	1,688	2,736	6,378
Purchases of property and equipment	(7,058)	(9,533)	(7,572)
Proceeds from the sale of the IBM i/p and systems business	33,630	—	—
Proceeds from the sale of the Singapore manufacturing assets	25,986	—	—
Proceeds from sale of long-lived assets	2,684	10,877	—
Purchases of marketable securities	(596,866)	(328,167)	(807,889)
Sales of marketable securities	217,186	718,009	730,211
Maturities of marketable securities	37,090	77,997	114,946
Net Cash Provided by (Used for) Investing Activities of Continuing Operations	(285,660)	404,260	(12,019)
Net Cash Used for Investing Activities of Discontinued Operations	(1,655)	(63,418)	(10,847)
Net Cash Provided by (Used for) Investing Activities	(287,315)	340,842	(22,866)
Cash Flows From Financing Activities:			
Proceeds from the issuance of convertible notes, net of issuance costs	—	—	218,250
Repurchases and redemption of convertible notes	—	—	(298,554)
Repurchases and redemption on long-term debt	(24,309)	—	—
Purchase of convertible bond hedge	—	—	(64,140)
Proceeds from issuance of warrant	—	—	30,390
Proceeds from the issuance of common stock	9,388	8,503	7,522
Installment payment on acquisition of software licenses	—	—	(3,633)
Net Cash Provided by (Used for) Financing Activities	(14,921)	8,503	(110,165)
Effect of foreign currency translation on cash and cash equivalents	(869)	37	919
Net Increase (Decrease) in Cash and Cash Equivalents	(310,215)	339,125	(36,710)
Cash and Cash Equivalents at Beginning of Year	441,588	102,463	139,173
Cash and Cash Equivalents at End of Year	$ 131,373	$ 441,588	$ 102,463

See accompanying Notes to Consolidated Financial Statements.

ADAPTEC, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Deferred Stock-based Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Total
	Shares	Amount					
				(in thousands)			
Balance, March 31, 2003	107,894	$ 108	$178,580	$ (8,114)	$ 3,790	$428,413	$ 602,777
Components of comprehensive income:							
Net income	—	—	—	—	—	62,907	62,907
Unrealized loss on available-for-sale investments, net of taxes	—	—	—	—	(1,709)	—	(1,709)
Foreign currency translation adjustment, net of taxes	—	—	—	—	919	—	919
Total comprehensive income, net of taxes	—						62,117
Sale of common stock under employee stock purchase and option plans	1,926	2	7,520	—	—	—	7,522
Income tax benefits of employees' stock transactions	—	—	580	—	—	—	580
Issuance of common stock in connection with acquisitions	—	—	1,582	—	—	—	1,582
Amortization of deferred stock-based compensation	—	—	—	4,078	—	—	4,078
Adjustment of deferred stock-based compensation	(10)	—	(1,323)	1,323	—	—	—
Net cash paid for convertible bond hedge, warrant and related costs	—	—	(33,765)	—	—	—	(33,765)
Balance, March 31, 2004	109,810	110	153,174	(2,713)	3,000	491,320	644,891
Components of comprehensive loss:							
Net loss	—	—	—	—	—	(145,106)	(145,106)
Unrealized loss on available-for-sale investments, net of taxes	—	—	—	—	(2,732)	—	(2,732)
Foreign currency translation adjustment, net of taxes	—	—	—	—	438	—	438
Total comprehensive loss, net of taxes							(147,400)
Sale of common stock under employee stock purchase and option plans	2,514	1	8,502	—	—	—	8,503
Income tax provision of employees' stock transactions	—	—	(616)	—	—	—	(616)
Issuance of restricted stock	15	1	117	(118)	—	—	—
Issuance of common stock in connection with acquisition	—	—	3,464	—	—	—	3,464
Deferred stock-based compensation			3,598	(3,598)	—	—	—
Amortization of deferred stock-based compensation	—	—	75	3,450	—	—	3,525
Adjustment of deferred stock-based compensation	—	—	(563)	563	—	—	—
Issuance of warrant in connection with acquisition	—	—	2,024	—	—	—	2,024
Non-cash tax settlement	—	—	(4,068)	—	—	—	(4,068)
Balance, March 31, 2005	112,339	112	165,707	(2,416)	706	346,214	510,323
Components of comprehensive loss:							
Net loss	—	—	—	—	—	(148,432)	(148,432)
Unrealized loss on available-for-sale investments, net of taxes	—	—	—	—	(2,687)	—	(2,687)
Foreign currency translation adjustment, net of taxes	—	—	—	—	(800)	—	(800)
Total comprehensive loss, net of taxes							(151,919)
Sale of common stock under employee stock purchase and option plans	3,131	3	9,385	—	—	—	9,388
Amortization of deferred stock-based compensation		—		1,653		—	1,653
Adjustment of deferred stock-based compensation	(3)	—	(444)	444	—	—	—
Balance, March 31, 2006	115,467	$ 115	$174,648	$ (319)	$(2,781)	$197,782	$ 369,445

See accompanying Notes to the Consolidated Financial Statements.

Note 1. Summary of Significant Accounting Policies

Description

Adaptec, Inc. ("Adaptec" or the "Company") designs, manufactures and markets storage products and software that are easy to manage and enable organizations to move, manage and protect critical data and digital content. The Company's software and hardware products range from ASIC and RAID components to external storage arrays, and span SCSI, Serial Attached SCSI, SATA, Fibre Channel, and iSCSI technologies. Adaptec's broad range of chips, add-in cards and network storage arrays gives businesses a migration path from internal to external storage. Adaptec's products use a common management tool to simplify storage administration and reduce related costs. Adaptec products are sold through OEMs and distribution channel customers to enterprises, small and midsize businesses, government agencies, VARs, direct marketers, and retail users across geographically diverse markets.

Basis of Presentation

The consolidated financial statements include the accounts of Adaptec and all of its wholly-owned subsidiaries after elimination of intercompany transactions and balances.

The glossary of key acronyms used in the Company's industry and accounting rules and regulations referred to within the Notes are listed in alphabetical order in Note 20.

Use of Estimates and Reclassifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company relies on forward looking projections to estimate any potential valuation allowances required related to net deferred tax assets, inventory reserves or impairments of long-lived assets. These estimates include, among other things, the amount and timing of future revenues that are expected to come from products and services that have either recently been introduced or that are to be introduced in the future. It is reasonably possible that actual results could differ from such estimates resulting in valuation allowances of net deferred tax assets, inventory reserve charges, goodwill impairments or other charges.

Certain reclassifications have been made to prior period reported amounts to conform to the current year presentation, including reclassification of auction rate securities from cash and cash equivalents to marketable securities. Previously, such auction rate securities were classified as cash and cash equivalents. Accordingly, the Company revised its presentation to exclude from cash and cash equivalents $16.7 million of auction rate securities at March 31, 2004, and to include such amounts as marketable securities. In addition, the Company has made corresponding adjustments to the accompanying consolidated statements of cash flows to reflect the gross purchases and sales of these auction rate securities as investing activities. This reclassification resulted in a net decrease in cash used for investing activities by $6.5 million in fiscal 2004. This reclassification had no impact on previously reported results of operations, cash flows from operating activities or working capital of the Company.

In addition, as discussed in Note 2, on September 30, 2005, the Company completed the sale to International Business Machines ("IBM") of its IBM i/p Series RAID component business ("IBM i/p Series RAID Business"), and on September 29, 2005 the Company's Board of Directors approved management's recommendation to divest its systems business, which includes substantially all of the operating assets and cash flows that were obtained through the Company's acquisition of Snap Appliance,

Note 1. Summary of Significant Accounting Policies (Continued)

Inc. in fiscal 2005 and Eurologic Systems Group Limited in fiscal 2004 as well as internally generated hardware and software. Both of these businesses have been accounted for as discontinued operations. Accordingly, the Company has reclassified the underlying Consolidated Statements of Operations and Consolidated Statements of Cash Flows and related disclosures for all periods presented to reflect the IBM i/p Series RAID Business and the systems business as discontinued operations. In the third quarter of fiscal 2006, in conjunction with the renegotiation of a customer supply contract, the Company decided to retain a product line that was previously classified within discontinued systems business. Accordingly, the Company has reclassified the underlying Consolidated Statements of Operations and Consolidated Statements of Cash Flows and related disclosures for all periods presented to reflect that product line as part of continuing operations.

Unless otherwise indicated and other than balance sheet amounts as of March 31, 2005, the Notes to the Consolidated Financial Statements relate to the discussion of the Company's continuing operations.

Acquisitions

In fiscal 2005, the Company purchased the IBM i/p Series RAID business and Snap Appliance, Inc. ("Snap Appliance"). In fiscal 2004, the Company purchased Eurologic Systems Group Limited ("Eurologic"), ICP vortex Computersysteme GmbH ("ICP vortex") and Elipsan Limited ("Elipsan"). Accordingly, the estimated fair value of assets acquired and liabilities assumed in the acquisitions and the results of operations of the acquired entities were included in the Company's consolidated financial statements as of the respective effective dates of the acquisitions. There were no significant differences between the Company's accounting policies and those of the IBM i/p Series RAID business, Snap Appliance, Eurologic, ICP vortex or Elipsan. See Note 17 for further discussion of the Company's acquisition activities. However, as a result of the sale of the IBM i/p Series RAID Business and the Company's plan to divest its systems business, the assets expected to be sold have been classified as Assets and Liabilities of Discontinued Operations on the Consolidated Balance Sheet at March 31, 2006 and the related operations have been reclassified to "Income (loss) from discontinued operations, net of taxes" on the Consolidated Statements of Operations, as discussed in Note 2. This reclassification is primarily related to the IBM i/p Series RAID Business, Snap Appliance and Eurologic acquisitions.

Foreign Currency Translation

For foreign subsidiaries whose functional currency is the local currency, the Company translates assets and liabilities to United States dollars using period-end exchange rates, and translates revenues and expenses using average monthly exchange rates. The resulting cumulative translation adjustments are included in "Accumulated other comprehensive income, net of taxes," a separate component of stockholders' equity in the Consolidated Balance Sheets.

For foreign subsidiaries whose functional currency is the United States dollar, certain assets and liabilities are remeasured at the period-end or historical rates as appropriate. Revenues and expenses are remeasured at the average monthly rates. Currency transaction gains and losses are recognized in current operations and have not been material to the Company's operating results for the periods presented.

Derivative Financial Instruments

The Company did not enter into forward exchange or other derivative foreign currency contracts during the fiscal years ended March 31, 2006, 2005 and 2004. The Company does not hold or issue foreign

Note 1. Summary of Significant Accounting Policies (Continued)

exchange contracts for trading or speculative purposes. In connection with the issuance of its ¾% Convertible Senior Subordinated Notes due 2023 ("¾% Notes"), the Company entered into a derivative financial instrument to repurchase its common stock, at the Company's option, at specified prices in the future to mitigate potential dilution as a result of the conversion of the ¾% Notes. See Note 6 for further details.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities. The following table represents the related cost basis and the estimated fair values, which are based on quoted market prices, for the Company's publicly traded debt:

	March 31, 2006		March 31, 2005	
	Cost Basis	Estimated Fair Value	Cost Basis	Estimated Fair Value
		(in thousands)		
¾% Notes	$225,000	$195,188	$225,000	$184,954
3% Convertible Subordinated Notes ("3% Notes")	10,637	10,527	35,190	34,574
Total	$235,637	$205,715	$260,190	$219,528

Cash Equivalents and Marketable Securities

Cash equivalents consist of highly liquid investments with remaining maturities of three months or less at the date of purchase. Marketable securities consist of corporate obligations, commercial paper, other debt securities, municipal bonds and United States government securities with remaining maturities beyond three months. The Company's policy is to protect the value of its investment portfolio and minimize principal risk by earning returns based on current interest rates.

Marketable securities, including equity securities, are classified as available-for-sale and are reported at fair market value and unrealized gains and losses, net of income taxes are included in "Accumulated other comprehensive income, net of taxes" as a separate component of stockholders' equity in the Consolidated Balance Sheets. The marketable securities are adjusted for amortization of premiums and discounts and such amortization is included in "Interest and other income" in the Consolidated Statements of Operations. When the fair value of an investment declines below its original cost, the Company considers all available evidence to evaluate whether the decline in value is other-than-temporary. Among other things, the Company considers the duration and extent to which the market value has declined relative to its cost basis and economic factors influencing the markets. Unrealized losses considered other-than-temporary are charged to "Interest and other income" in the Consolidated Statements of Operations in the period in which the determination is made. Gains and losses on securities sold are determined based on the average cost method and are included in "Interest and other income" in the Consolidated Statements of Operations. The Company does not hold its securities for trading or speculative purposes.

Restricted marketable securities consist of United States government securities that are required as security under both the indenture related to the 3% Notes and the indenture related to the ¾% Notes (Note 6).

Note 1. Summary of Significant Accounting Policies (Continued)

Concentration of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, marketable securities and trade accounts receivable. The Company invests in high-credit quality investments, maintained with major financial institutions. The Company, by policy, limits the amount of credit exposure through diversification and management regularly monitors the composition of its investment portfolio for compliance with the Company's investment policies.

The Company sells its products to OEMs, distributors and retailers throughout the world. Sales to customers are predominantly denominated in United States dollars and, as a result, the Company believes its foreign currency risk is minimal. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral from its customers. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable.

Two customers accounted for 28% and 18% of gross accounts receivable at March 31, 2006. Two customers accounted for 14% and 11% of gross accounts receivable at March 31, 2005. In fiscal 2006, IBM and Dell accounted for 30% and 16% of total revenues, respectively. In fiscal 2005, IBM and Dell accounted for 24% and 15% of total revenues, respectively. In fiscal 2004, IBM and Dell accounted for 21% and 12% of total revenues, respectively.

The Company currently purchases the majority of its finished products from Sanmina-SCI and if Sanmina- SCI fails to meet the Company's manufacturing needs, it would delay product shipments to the Company's customers.

The Company's industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to its industry, the timely implementation of new manufacturing technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the market for its products has historically been cyclical and subject to significant economic downturns at various times. As a result, the Company may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. The Company believes that its existing sources of liquidity, including its cash, cash equivalents and investments, will be adequate to support its operating and capital investment activities for the next twelve months.

Inventories

Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. The Company writes down inventories based on estimated excess and obsolete inventories determined primarily by future demand forecasts. At the point of loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Property and Equipment

Property and equipment are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets. The Company capitalizes substantially all costs related to the purchase and implementation of software projects used for internal business operations. Capitalized

Note 1. Summary of Significant Accounting Policies (Continued)

internal-use software costs primarily include license fees, consulting fees and any associated direct labor costs and are amortized over the estimated useful life of the asset, typically a three to five-year period.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price paid over the fair value of tangible and identifiable intangible net assets acquired in business combinations. Goodwill is reviewed annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Other intangible assets, net, consist of acquisition-related intangible assets, intellectual property and warrants. Other intangible assets, net, are carried at cost less accumulated amortization. Other intangible assets are amortized over their estimated useful lives ranging from three months to seven years, reflecting the pattern in which the economic benefits of the assets are expected to be realized.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, the Company regularly performs reviews to determine if facts or circumstances are present, either internal or external, which would indicate if the carrying values of its long-lived assets are impaired. When the Company determines that the carrying value of its long-lived assets, other than goodwill, may not be recoverable based upon the existence of one or more indicators of impairment, the Company measures any impairment based on a discounted estimated future cash flows method and applying a discount rate commensurate with the risks inherent in its current business model. The impairment of long-lived assets is included in "Other charges (gains)" in the Consolidated Statements of Operations. In fiscal 2004, the Company recorded a $5.0 million charge for impairment of properties classified as assets held for sale as the carrying amount exceeded its estimated fair value less cost to sell (Note 10). In fiscal 2005, the Company recorded a gain on the sale of these properties of $2.8 million and was credited to "Other charges (gains)" in the Consolidated Statements of Operations. In 2006, the Company recorded a loss of $1.6 million on sale of its Singapore manufacturing operations in "Other charges (gains)" in the Consolidated Statement of Operations.

Stock-Based Compensation

The Company has employee and director stock compensation plans which are more fully described in Note 7. The Company accounts for stock-based compensation in accordance with APB Opinion No. 25 as interpreted by FIN 44, and complies with the disclosure provisions of SFAS No. 148, an amendment of SFAS No. 123. Under APB Opinion No. 25, compensation expense is recognized on the measurement date based on the excess, if any, of the fair value of the Company's common stock over the amount an employee must pay to acquire the common stock.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, which requires that such equity instruments be recorded at their fair value on the measurement date, which is typically the date of grant.

The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee and director

Note 1. Summary of Significant Accounting Policies (Continued)

stock option plans, including shares issued under the Company's ESPP, collectively called "options," for all periods presented:

	Years Ended March 31,		
	2006	2005	2004
	(in thousands, except per share amounts)		
Net income (loss), as reported	$(148,432)	$(145,106)	$ 62,907
Add: Deferred stock-based compensation expense included in reported net income (loss), net of tax	1,653	3,191	3,811
Deduct: Total stock-based compensation expense determined under the fair value-based method, net of tax	(12,826)	(26,853)	(25,555)
Pro forma net income (loss)	$(159,605)	$(168,768)	$ 41,163
Basic net income (loss) per share:			
As reported	$ (1.31)	$ (1.31)	$ 0.58
Pro forma	$ (1.41)	$ (1.52)	$ 0.38
Diluted net income (loss) per share:			
As reported	$ (1.31)	$ (1.31)	$ 0.53
Pro forma	$ (1.41)	$ (1.52)	$ 0.36

See Note 7 for a discussion of the assumptions used in the Black-Scholes option pricing model and estimated fair value of options.

Revenue Recognition

The Company recognizes revenue from the majority of its product sales, including sales to OEMs, distributors and retailers, upon shipment from the Company, provided that persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is reasonably assured. Revenue from sales where software is essential to the functionality, is recognized when passage of title and risk of ownership is transferred to customers, persuasive evidence of an arrangement exists, which is typically upon sale of product by the customer, the price is fixed or determinable and collectibility is reasonably assured.

The Company's distributor arrangements provide distributors with certain product rotation rights. Additionally, the Company permits distributors to return products subject to certain conditions. The Company establishes allowances for expected product returns in accordance with SFAS No. 48. The Company also establishes allowances for rebate payments under certain marketing programs entered into with distributors. These allowances comprise the Company's revenue reserves and are recorded as direct reductions of revenue and accounts receivable. The Company makes estimates of future returns and rebates based primarily on its past experience as well as the volume of products in the distributor channel, trends in distributor inventory, economic trends that might impact customer demand for its products (including the competitive environment), the economic value of the rebates being offered and other factors. In the past, actual returns and rebates have not been significantly different from the Company's estimates. However, actual returns and rebates in any future period could differ from the Company's estimates, which could impact the net revenue it reports.

For products which contain software, where software is essential to the functionality of the product, or software product sales, the Company recognizes revenue in accordance with SOP No. 97-2, as amended and modified by SOP 98-9. For software sales that are considered multiple element transactions, the entire

Note 1. Summary of Significant Accounting Policies (Continued)

fee from the arrangement is allocated to each respective element based on its vendor specific fair value or upon the residual method and recognized when revenue recognition criteria for each element are met. Vendor specific fair value for each element is established based on the sales price charged when the same element is sold separately or based upon a renewal rate.

Software Development Costs

The Company's policy is to capitalize software development costs incurred after technological feasibility has been demonstrated, which is determined to be the time a working model has been completed. Through March 31, 2006, costs incurred subsequent to the establishment of technological feasibility have not been significant and all software development costs have been charged to "Research and development" in the Consolidated Statements of Operations.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements, but have not been reflected in the Company's taxable income. A valuation allowance is established to reduce deferred tax assets to their estimated realizable value. The Company provides a valuation allowance to the extent that the Company does not believe it is more likely than not that it will generate sufficient taxable income in future periods to realize the benefit of its deferred tax assets. Predicting future taxable income is difficult, and requires the use of significant judgment.

Recent Accounting Pronouncements

In June 2005, the FASB issued SFAS No. 154, which changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. The Company's results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principles that are addressed by the standard or corrects accounting errors in future periods.

In December 2004, the FASB issued SFAS No. 123(R). This statement replaces SFAS No. 123, amends SFAS No. 95 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all stock awards granted and to awards modified, repurchased or cancelled after the required effective date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In April 2005, the SEC approved that SFAS No. 123(R) will be effective for annual periods, as opposed to interim periods as originally issued by the FASB, beginning after June 15, 2005. In March 2005, the SEC issued SAB 107, which offers guidance on SFAS No. 123(R). SAB 107 was issued to assist preparers by simplifying some of the implementation

Note 1. Summary of Significant Accounting Policies (Continued)

challenges of SFAS No. 123(R) while enhancing the information that investors receive. The Company intends to use the modified prospective method, which will result in a significant increase to expenses on the Company's consolidated financial statements beginning April 1, 2006. The Company cannot currently quantify the impact of the adoption of SFAS No. 123(R) and SAB 107 as it will depend on the amount of share-based payments that the Company grants in the future as well as other variables that affect the fair market value estimates which cannot be forecasted at this time. The pro forma disclosures of the impact of SFAS No. 123 provided in Note 1 may not be representative of the impact of adopting this statement.

In June 2005, the FASB issued FSP 143-1, which provides guidance in accounting for obligations associated with Directive 2002/96/EC (the "Directive") on Waste Electrical and Electronic Equipment adopted by the European Union. FSP 143-1 is required to be applied to the later of the first period ending after June 6, 2005 or the date of the Directive's adoption into law by the applicable EU member countries in which we have significant operations. The Directive distinguishes between "new" and "historical" waste. New waste relates to products put on the market after August 13, 2005. FSP 143-1 directs commercial users to apply the provisions of SFAS No. 143 and the related FIN No. 47 for the measurement and recognition of the liability and asset retirement obligation associated with the historical waste management requirements of the Directive. Additionally, FSP 143-1 provides guidance for the accounting by producers for the financing of the obligations of historical waste held by private households. We expect to adopt FSP 143-1 in fiscal 2007. We are continuing to analyze the impact of the Directive and FSP 143-1 on our financial position and results of operations.

In November 2005, the FASB issued FSP 115-1 and FAS 124-1, which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and FAS 124-1 are effective for all reporting periods beginning after December 15, 2005. At March 31, 2006, none of our unrealized investment losses were recognized as other-than-temporary impairments in our available-for-securities. We do not believe FSP 115-1 and FAS 124-1 will have a material effect on our consolidated financial position, results of operations or cash flow.

In November 2004, the FASB issued SFAS No. 151, which clarifies the accounting for abnormal amounts of facility expense, freight, handling costs and wasted materials (spoilage) to require them to be recognized as current-period charges. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

Note 2. Discontinued Operations

IBM i/p Series RAID Business:

On September 30, 2005, the Company entered into a series of arrangements with IBM pursuant to which the Company sold its IBM i/p Series RAID Business to IBM for approximately $22.0 million plus $1.3 million for certain fixed assets. In addition, IBM purchased certain related inventory at the Company's net book value of $0.8 million. Expenses incurred in the transaction primarily included costs of approximately $0.5 million for legal and accounting fees. In addition, the Company accrued $0.3 million for lease obligations. Under the terms of the agreements, the Company granted IBM a nonexclusive license to certain intellectual property and sold to IBM substantially all of the assets dedicated to the

Note 2. Discontinued Operations (Continued)

engineering and manufacturing of RAID controllers and connectivity products for the IBM i/p Series RAID Business. Under the terms of the nonexclusive license, IBM will pay royalties to the Company for the sale of its board-level products over the next six quarters, which will be recognized as contingent consideration in discontinued operations when earned. In fiscal 2006, the Company received royalties of $5.6 million, which the Company recorded in "Income (loss) from disposal of discontinued operations, net of taxes," in the Consolidated Statements of Operations. Through March 31, 2006, the Company had incurred a loss of $2.3 million on the disposal of the IBM i/p Series RAID Business.

Net revenues and the components of income (loss) related to the IBM i/p Series RAID business included in discontinued operations, which were previously included in the Company's DPS segment, were as follows:

	Years Ended March 31,	
	2006	2005
	(in thousands)	
Net revenues	$ 19,734	$ 26,583
Income (loss) from discontinued operations before income taxes	(14,551)	(10,728)
Provision for (benefit from) income taxes	(360)	1,110
Income (loss) from discontinued operations, net of taxes	$(14,191)	$(11,838)

The components of net assets, at the time of the sale of the IBM i/p Series RAID Business, were as follows:

	September 30, 2005
	(in thousands)
Inventories	$ 838
Prepaid expenses	11,139
Property and equipment, net	3,326
Other intangibles, net	10,958
Other long-term assets	24,507
Accrued liabilities	(10,051)
Other long-term liabilities	(10,625)
Net assets of discontinued operations	$ 30,092

Accounts receivable related to the IBM i/p Series RAID Business were not included in discontinued operations as the Company retained these assets.

Systems Business:

On September 29, 2005, the Company's Board of Directors approved management's recommendation to divest its systems business, which includes substantially all of the operating assets and cash flows that were obtained through the Snap Appliance and Eurologic Systems acquisitions as well as internally developed hardware and software. Accordingly, the Company classified the systems business as a discontinued operation in the consolidated financial statements and is actively pursuing a sale of the systems business. In the fourth quarter of fiscal 2006, the Company recorded an impairment charge of

Note 2. Discontinued Operations (Continued)

$10.0 million on the long-lived assets held for sale to adjust the carrying value of these assets to fair value, less cost to sell.

On January 31, 2006, the Company signed a definitive agreement with Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc., for the sale of the Company's OEM block-based systems business for $14.5 million, of which $5.0 million will be received over the next two years. In addition, Sanmina-SCI USA agreed to pay the Company contingent consideration of up to an additional $12.0 million if certain revenue levels are achieved over a three-year period. The Company recorded a gain of $12.1 million on the disposal of the OEM block-based systems business in the fourth quarter of fiscal 2006.

Net revenues and the components of net loss related to the systems business included in the discontinued operations, were as follows:

	Years Ended March 31,		
	2006	2005	2004
		(in thousands)	
Net revenues	$ 65,720	$ 77,150	$ 57,220
Loss from discontinued operations before provision for income taxes	(29,355)	(11,695)	(17,477)
Provision for (benefit from) income taxes	—	(317)	(2,177)
Loss from discontinued operations, net of taxes	$(29,355)	$(11,378)	$(15,300)

The components of net assets related to the systems business included in the discontinued operations were as follows:

	March 31, 2006
	(in thousands)
Inventories	$ 4,836
Prepaid expenses	60
Current assets of discontinued operations	4,896
Property and equipment, net	407
Other intangibles, net	14,053
Total assets of discontinued operations	19,356
Accrued liabilities	(4,856)
Current liabilities of discontinued operations	(4,856)
Net assets of discontinued operations	$14,500

Accounts receivable related to the systems business have not been included in the assets of discontinued operations, as the Company intends to retain these assets.

Note 3. Marketable Securities

The Company's portfolio of marketable securities at March 31, 2006 was as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
Available-for-Sale Marketable Securities:				
Short-term deposits	$ 44,278	$ —	$ —	$ 44,278
Corporate obligations	146,388	—	(1,562)	144,826
United States government securities	118,564	—	(1,254)	117,310
Other debt securities	171,757	643	(1,096)	171,304
Total available-for-sale securities	480,987	643	(3,912)	477,718
Less amounts classified as cash equivalents	47,792	—	2	47,790
Total	$433,195	$643	$(3,910)	$429,928

The Company's portfolio of marketable securities at March 31, 2005 was as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
Available-for-Sale Marketable Securities:				
Short-term deposits	$373,190	$ —	$ —	$373,190
Corporate obligations	32,119	—	(443)	31,676
United States government securities	22,864	2	(320)	22,546
Other debt securities	43,917	160	(312)	43,765
Total available-for-sale securities	472,090	162	(1,075)	471,177
Less amounts classified as cash equivalents	379,828	—	—	379,828
Total	$ 92,262	$162	$(1,075)	$ 91,349

Sales of marketable securities resulted in gross realized gains of $0.1 million, $0.6 million and $2.5 million during fiscal years 2006, 2005 and 2004, respectively. Sales of marketable securities resulted in gross realized losses of $0.7 million, $5.9 million and $1.4 million during fiscal years 2006, 2005 and 2004, respectively. In the fourth quarter of fiscal 2005, the Company repatriated $360.6 million of undistributed earnings from Singapore to the United States. In connection with this transaction, the Company liquidated $408.6 million of investments held by its Singapore subsidiary resulting in gross realized losses of $4.5 million.

Note 3. Marketable Securities (Continued)

The following table summarizes the fair value and gross unrealized losses of the Company's available-for-sale marketable securities, aggregated by type of investment instrument and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2006:

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)					
Corporate obligations	$130,549	$(1,432)	$16,270	$(132)	$146,819	$(1,564)
United States government securities	139,451	(1,323)	11,440	(209)	$150,891	$(1,532)
Other debt securities	105,784	(704)	8,787	(112)	$114,571	$ (816)
	$375,784	$(3,459)	$36,497	$(453)	$412,281	$(3,912)

The Company's investment portfolio consists of both corporate and government securities that have a maximum maturity of three years. The longer the duration of these securities, the more susceptible they are to changes in market interest rates and bond yields. As yields increase, those securities purchased with a lower yield-at-cost show a mark-to-market unrealized loss. All unrealized losses are due to changes in interest rates and bond yields. The Company expects to realize the full value of all these investments upon maturity or sale.

The amortized cost and estimated fair value of investments in available-for-sale debt securities at March 31, 2006, by contractual maturity, were as follows:

	Available-for-Sale Debt Securities Cost	Estimated Fair Value
	(in thousands)	
Mature in one year or less	$236,169	$235,645
Mature after one year through three years	244,818	242,073
Total	$480,987	$477,718

The maturities of asset-backed and mortgage-backed securities were allocated primarily based upon assumed prepayment forecasts utilizing interest rate scenarios and mortgage loan characteristics.

Note 4. Balance Sheets Details

Inventories

The components of net inventories at March 31, 2006 and 2005 were as follows:

	March 31,	
	2006	2005
	(in thousands)	
Raw materials	$ 4,258	$15,914
Work-in-process	4,732	7,435
Finished goods	14,433	36,855
Total	$23,423	$60,204

Note 4. Balance Sheets Details (Continued)

Property and Equipment

The components of property and equipment at March 31, 2006 and 2005 were as follows:

	Life	March 31, 2006	March 31, 2005
		(in thousands)	
Land	—	$ 8,443	$ 9,537
Buildings and improvements	5-40 years	28,646	43,439
Machinery and equipment	3-5 years	50,731	83,304
Furniture and fixtures	3-7 years	55,950	64,093
Leasehold improvements	Lower of useful life or life of lease	5,840	5,547
Construction in progress		—	162
		149,610	206,082
Accumulated depreciation and amortization		(118,945)	(149,902)
Total		$ 30,665	$ 56,180

Depreciation expense was $1.6 million, $14.2 million and $19.4 million in fiscal 2006, 2005 and 2004, respectively.

Accrued Liabilities

The components of accrued liabilities at March 31, 2006 and 2005 were as follows:

	March 31, 2006	March 31, 2005
	(in thousands)	
Tax related	$46,704	$ 57,538
Acquisition related	3,635	6,748
Accrued compensation and related taxes	16,235	18,304
IBM distribution agreement (Note 14)	—	11,575
Other	16,292	21,842
Total	$82,866	$116,007

Financials

Note 4. Balance Sheets Details (Continued)

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income, net of income taxes, at March 31, 2006 and 2005 were as follows:

	March 31, 2006	March 31, 2005
	(in thousands)	
Unrealized loss on marketable securities, net of tax of $— in fiscal 2006 and $— in fiscal 2005	$(3,233)	$ (546)
Foreign currency translation, net of tax of $— in fiscal 2006 and $834 in fiscal 2005	452	1,252
Total	$(2,781)	$ 706

Note 5. Goodwill and Other Intangible Assets

Goodwill

Goodwill allocated to the Company's segments and changes in the carrying amount of goodwill for fiscal 2006 was as follows:

	SSG	SNG	OEM	Channel	Total
			(in thousands)		
Balance at March 31, 2004	$ 22,825	$ 45,667	$ —	$ —	$ 68,492
Reallocation (See Note 16)	(22,825)	(45,667)	30,326	38,166	—
Goodwill acquired (See Note 17)	—	—	18,915	57,043	75,958
Goodwill impairment	—	—	—	(52,272)	(52,272)
Goodwill adjustments	—	—	(458)	(234)	(692)
Balance at March 31, 2005	$ —	$ —	$ 48,783	$ 42,703	$ 91,486
Goodwill adjustments	—	—	(166)	(718)	(884)
Goodwill impairment	—	—	(48,617)	(41,985)	(90,602)
Balance at March 31, 2006	$ —	$ —	$ —	$ —	$ —

Goodwill is not amortized, but instead is reviewed annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company's reporting unit level which is at the segment level by comparing each segment's carrying amount, including goodwill, to the fair value of that segment. To determine fair value, the Company's review process uses the income, or discounted cash flows approach and the market approach. In performing its analysis, the Company uses the best information available under the circumstances, including reasonable and supportable assumptions and projections. If the carrying amount of the segment exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

In connection with the segment reorganization in fiscal 2006, which is discussed in Note 16, an assessment of the recoverability of goodwill was performed. As a result of this review, the Company wrote-off its entire balance of goodwill of $90.6 million in the second quarter of 2006. Factors that led to

Note 5. Goodwill and Other Intangible Assets (Continued)

this conclusion were industry technology changes such as the shift from parallel to serial technology and the migration of core functionality to server chipsets; required increased investments that eventually led the Company to sell the IBM i/p Series RAID Business and the proposed sale of the systems business; continued losses associated with sales of systems to IBM; and general market conditions.

Based on its annual review of goodwill in the fourth quarter of fiscal 2005, the Company recorded an impairment charge of $52.3 million related to its former Channel segment. Factors that led to this conclusion included, but were not limited to, the negative impact of estimates of expected future income associated with increased costs related to recent acquisitions and business alliances that occurred in fiscal 2005. These additional costs, along with industry technology transitions, place significant risk on the Company's ability to achieve and maintain profitability, and, therefore have adversely impacted its profitability forecasts.

Other Intangible Assets

	March 31, 2006		March 31, 2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in thousands)			
Acquisition-related intangible assets:				
Patents, core and existing technologies	$39,578	$(29,426)	$ 74,009	$(26,265)
Supply agreement	—	—	7,600	(1,140)
Customer relationships	1,047	(773)	1,290	(631)
Trade names	674	(635)	10,930	(1,523)
Foundry agreement	—	—	600	(90)
Subtotal	41,299	(30,834)	94,429	(29,649)
Intellectual property assets and warrants	41,623	(33,617)	41,942	(27,265)
Total	$82,922	$(64,451)	$136,371	$(56,914)

Intellectual property assets consist of a patent license fee (Note 14), a technology license fee (Note 14), an amount allocated to a product supply agreement (Note 14) and certain intellectual property acquired in fiscal 2003.

In August 2004, the Company entered into an agreement to sell external storage products to IBM. In connection with the agreement, the Company issued IBM a warrant to purchase 250,000 shares of the Company's common stock at an exercise price of $6.94 per share. The warrant has a term of five years from the date of issuance and was immediately exercisable. The warrant was valued at $1.0 million using the Black-Scholes valuation model using a volatility rate of 62%, a risk-free interest rate of 4.0% and an estimated life of 5 years. The value of the warrant was fully expensed, as the economic benefits were not considered probable, at March 31, 2005.

Other intangible assets increased by approximately $57.0 million in fiscal 2005 as a result of the Company's acquisitions of the IBM i/p Series RAID business and Snap Appliance and an agreement entered into with IBM discussed above. Other intangible assets decreased by approximately $51.1 million in fiscal 2006 due to the sale of the Company's IBM i/p Series RAID Business, sale of a portion of its systems business and the Company's plan to divest the remainder of the systems business. Amortization of

Note 5. Goodwill and Other Intangible Assets (Continued)

other intangible assets was $13.8 million, $17.3 million and $22.1 million in fiscal 2006, 2005 and 2004, respectively.

The annual amortization expense of the other intangible assets as of March 31, 2006 is expected to be as follows:

	Estimated Amortization Expense	
	Acquisition-related intangible assets	Intellectual property assets and warrants
	(in thousands)	
Fiscal years:		
2007	$ 5,726	$6,316
2008	2,533	1,691
2009	2,205	—
2010	—	—
2011 and thereafter	—	—
Total	$10,464	$8,007

Note 6. Convertible Notes

	March 31,	
	2006	2005
	(in thousands)	
¾% Notes	$225,000	$225,000
3% Notes	10,637	35,190
Total	$235,637	$260,190

¾% Notes: In December 2003, the Company issued $225.0 million in aggregate principal amount of ¾% Notes due December 22, 2023. The issuance costs associated with the ¾% Notes totaled $6.8 million and the net proceeds to the Company from the offering of the Notes were $218.2 million.

The ¾% Notes are convertible at the option of the holders into shares of the Company's common stock, par value $0.001 per share, only under the following circumstances: (1) prior to December 22, 2021, on any date during a fiscal quarter if the closing sale price of the Company's common stock was more than 120% of the then current conversion price of the ¾% Notes for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, (2) on or after December 22, 2021, if the closing sale price of the Company's common stock was more than 120% of the then current conversion price of the ¾% Notes, (3) if the Company elects to redeem the ¾% Notes, (4) upon the occurrence of specified corporate transactions or significant distributions to holders of the Company's common stock occur or (5) subject to certain exceptions, for the five consecutive business day period following any five consecutive trading day period in which the average trading price of the ¾% Notes was less than 98% of the average of the sale price of the Company's common stock during such five-day trading period multiplied by the ¾% Notes then current conversion rate. Subject to the above conditions, each $1,000 principal amount of ¾% Notes is convertible into approximately 85.4409 shares of the Company's common stock (equivalent to an initial conversion price of approximately $11.704 per share of common stock).

Note 6. Convertible Notes (Continued)

The Company may redeem some or all of the ¾% Notes for cash on December 22, 2008 at a redemption price equal to 100.25% of the principal amount of the notes being redeemed, plus accrued interest to, but excluding, the redemption date. After December 22, 2008, the Company may redeem some or all of the ¾% Notes for cash at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest to, but excluding, the redemption date.

Each holder of the ¾% Notes may require the Company to purchase all or a portion of their ¾% Notes on December 22, 2008 at a price equal to 100.25% of the ¾% Notes to be purchased plus accrued and unpaid interest. In addition, each holder of the ¾% Notes may require the Company to purchase all or a portion of their ¾% Notes on December 22, 2013, on December 22, 2018 or upon the occurrence of a change of control (as defined in the Indenture governing the ¾% Notes) at a price equal to the principal amount of ¾% Notes being purchased plus any accrued and unpaid interest.

The Company will pay cash interest at an annual rate of ¾% of the principal amount at issuance, payable semi-annually on June 22 and December 22 of each year, which interest payments commenced on June 22, 2004. Debt issuance costs of $6.8 million are being amortized to interest expense over 5 years. The ¾% Notes rank senior in right of payment to the 3% Notes. The ¾% Notes rank junior in right of payment of the 3% Notes and are subordinated to all other existing and future senior indebtedness of the Company.

In connection with the issuance of the ¾% Notes, the Company purchased marketable securities totaling $7.9 million as security for the first ten scheduled interest payments due on the ¾% Notes. The marketable securities, which consist of United States government securities, are reported at fair market value with unrealized gains and losses, net of income taxes, recorded in "Accumulated other comprehensive income, net of taxes" as a separate component of the stockholders' equity on the Consolidated Balance Sheets. At March 31, 2006, $1.7 million was classified as short-term marketable securities due within one year and $3.1 million was classified as long-term due within three years.

Convertible Bond Hedge and Warrant

Concurrent with the issuance of the ¾% Notes, the Company entered into a convertible bond hedge transaction with an affiliate of one of the initial purchasers of the ¾% Notes. Under the convertible bond hedge arrangement, the counterparty agreed to sell to the Company up to 19.2 million shares of the Company's common stock, which is the number of shares issuable upon conversion of the ¾% Notes in full, at a price of $11.704 per share. The convertible bond hedge transaction may be settled at the Company's option, either in cash or net shares, and expires in December 2008. Settlement of the convertible bond hedge in net shares on the expiration date would result in the Company receiving a number of shares of its common stock with a value equal to the amount otherwise receivable on cash settlement. Should there be an early unwind of the convertible bond hedge transaction, the amount of cash or net shares potentially received by the Company will depend upon then existing overall market conditions, and on the Company's stock price, the volatility of the Company's stock and the amount of time remaining on the convertible bond hedge. The convertible bond hedge transaction cost of $64.1 million has been accounted for as an equity transaction in accordance with EITF No. 00-19.

During the fourth quarter of fiscal 2004, in conjunction with the issuance of the ¾% Notes, the Company received $30.4 million from the issuance to an affiliate of one of the initial purchasers of the ¾% Notes of a warrant to purchase up to 19.2 million shares of the Company's common stock at an exercise price of $18.56 per share. The warrant expires in December 2008. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis or for cash. As of March 31, 2006, the warrant had

Note 6. Convertible Notes (Continued)

not been exercised and remained outstanding. The warrant was valued using the Black-Scholes valuation model using a volatility rate of 42%, risk-free interest rate of 3.6% and an expected life of 5 years. The value of the warrant of $30.4 million has been classified as equity because it meets all the equity classification criteria of EITF No. 00-19. The separate warrant and convertible bond hedge transactions have the potential of limiting the dilution associated with the conversion of the ¾% Notes from approximately 19.2 million to as few as 12.1 million shares.

3% Notes: In March 2002, the Company issued $250 million in aggregate principal amount of 3% Notes for net proceeds of $241.9 million. The 3% Notes are due on March 5, 2007. The 3% Notes provide for semi-annual interest payments each March 5 and September 5, which interest payments commenced September 5, 2002. The holders of the 3% Notes are entitled to convert the notes into common stock at a conversion price of $15.31 per share through March 5, 2007. The 3% Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after March 9, 2005 at declining premiums to par. Debt issuance costs are amortized to interest expense ratably over the term of the 3% Notes. The Notes are subordinated to all other existing and future senior indebtedness of the Company.

In connection with the issuance of the 3% Notes, the Company purchased marketable securities totaling $21.4 million as security for the first six scheduled interest payments due on the 3% Notes. The marketable securities, which consist of United States government securities, are reported at fair market value with unrealized gains and losses, net of income taxes, recorded in "Accumulated other comprehensive income, net of taxes" as a separate component of the stockholders' equity on the Consolidated Balance Sheets. In fiscal 2004, the Company utilized a portion of the proceeds from the issuance of ¾% Notes and repurchased $214.8 million in aggregate principal amount of the 3% Notes, resulting in a loss on extinguishment of debt of $5.7 million (including unamortized debt issuance costs of $5.0 million). Due to the partial repurchase of the 3% Notes, the restriction on $9.4 million of the restricted marketable securities lapsed. At March 31, 2006, there was no restriction on cash in connection with the remaining $10.6 million aggregate principal amount outstanding 3% Note balance.

In fiscal 2006, the Company repurchased $24.6 million in aggregate principal amount of its 3% Notes on the open market for an aggregate price of $24.3 million, resulting in a loss on extinguishment of debt of $0.1 million (including unamortized debt issuance costs of $0.3 million). The loss on extinguishment of debt has been included in "Interest and other income" in the Consolidated Statement of Operations.

Note 7. Stockholders' Equity

Employee Stock Purchase Plan: The Company has authorized 10,600,000 shares of common stock for issuance under the 1986 ESPP. Qualified employees may elect to have a certain percentage (not to exceed 10%) of their salary withheld pursuant to the ESPP. The salary withheld is then used to purchase shares of the Company's common stock at a price equal to 85% of the market value of the common stock at either the beginning of the offering period or at the end of each applicable six month purchase period, whichever is lower. During fiscal 2001, the Company amended the ESPP to extend the offering period from six months to 24 months, beginning in August 2000. Purchases are made every six months. During fiscal 2004, an additional 5,000,000 shares were added to the ESPP, making a total of 15,600,000 authorized shares under the 1986 ESPP. Under the ESPP, 1,624,000, 1,109,000 and 1,027,000 shares were issued during fiscal 2006, 2005 and 2004, respectively, representing approximately $4.5 million, $5.4 million and $5.3 million in employees' contributions, respectively.

Note 7. Stockholders' Equity (Continued)

2004 Equity Incentive Plan: During the second quarter of fiscal 2005, the Company's Board of Directors and its stockholders approved the Company's 2004 Equity Incentive Plan and reserved for issuance thereunder 10,000,000 shares of the Company's common stock plus shares reserved but not issued under the Company's 1999 Stock Option Plan and 2000 Nonstatutory Stock Option Plan. The 2004 Equity Incentive Plan provides for granting of nonstatutory stock options, restricted stock, stock awards, restricted stock units and stock appreciation rights to employees, employee directors and consultants. Incentive stock options may also be granted to the Company's employees under the 2004 Equity Incentive Plan. As of March 31, 2006, the Company had 13,689,367 shares available for future issuance under the 2004 Equity Incentive Plan.

2000 Nonstatutory Stock Option Plan: During the third quarter of fiscal 2001, the Company's Board of Directors approved the Company's 2000 Nonstatutory Stock Option Plan and reserved for issuance thereunder 8,000,000 shares of common stock. The 2000 Nonstatutory Stock Option Plan provides for granting of stock options to non-executive officer employees of the Company at prices equal to at least 100% of the fair market value at the date of grant. Stock options granted under this plan are for periods not to exceed ten years and generally become fully vested and exercisable over a two to five-year period. Upon stockholder approval of the 2004 Equity Incentive Plan in August 2004, the 2000 Nonstatutory Stock Option Plan was terminated with respect to new option grants. There were no shares available for option grants under the 2000 Nonstatutory Stock Option Plan as of March 31, 2006.

1999 Stock Option Plan: During the second quarter of fiscal 2000, the Company's Board of Directors and its stockholders approved the Company's 1999 Stock Option Plan and reserved for issuance thereunder (a) 1,000,000 shares of common stock, plus (b) any shares of common stock reserved but ungranted under the Company's 1990 Stock Option Plan as of the date of stockholder approval, plus (c) any shares returned to the 1990 Stock Option Plan as a result of termination of options under the 1990 Stock Option Plan after the date of stockholder approval of the 1999 Stock Option Plan. The 1999 Stock Option Plan provided for granting of incentive and nonstatutory stock options to employees, consultants and directors of the Company. Options granted under this plan are for periods not to exceed ten years, and were granted at prices not less than 100% and 75% for incentive and nonstatutory stock options, respectively, of the fair market value on the date of grant. Generally, stock options become fully vested and exercisable over a four to five-year period. Upon stockholder approval of the 2004 Equity Incentive Plan in August 2004, the 1999 Stock Option Plan was terminated with respect to new option grants. There were no shares available for option grants under the 1999 Stock Option Plan at March 31, 2006.

1990 Stock Option Plan: The Company's 1990 Stock Option Plan allowed the Board of Directors to grant to employees, officers, and consultants incentive and nonstatutory options to purchase common stock or other stock rights at exercise prices not less than 50% of the fair market value of the underlying common stock on the date of grant. The expiration of options or other stock rights did not exceed ten years from the date of grant. The Company has issued all stock options under this plan at exercise prices of at least 100% of fair market value of the underlying common stock on the respective dates of grant. Generally, options vest and become exercisable over a four-year period. In March 1999, the Company amended the 1990 Stock Option Plan to permit non-employee directors of the Company to participate in this plan. Upon stockholder approval of the 1999 Stock Option Plan, the 1990 Stock Option Plan was terminated with respect to new option grants. There were no shares available for option grants under the 1990 Stock Option Plan at March 31, 2006.

Note 7. Stockholders' Equity (Continued)

Assumed Stock Option Plans: The Company assumed the stock option plans and the outstanding stock options of certain acquired companies, which include Snap Appliance in fiscal 2005, Eurologic in fiscal 2004, Platys in fiscal 2002 and DPT in fiscal 1999. No further options may be granted under these assumed plans.

Option activity under the Company's stock option plans during fiscal years 2004, 2005 and 2006 was as follows:

	Options Available	Options Outstanding	
		Shares	Weighted Average Exercise Price
Balance, March 31, 2003	6,447,410	19,100,657	$11.69
Assumed	—	498,789	7.41
Granted	(4,530,400)	4,530,400	7.89
Exercised	—	(895,199)	2.51
Forfeited	—	(242,249)	6.59
Cancelled	3,046,688	(3,046,688)	12.33
Balance, March 31, 2004	4,963,698	19,945,710	11.09
Authorized	10,000,000	—	—
Assumed	—	1,232,489	1.50
Granted	(4,243,400)	4,243,400	7.52
Restricted Stock Issued	(14,900)	—	—
Exercised	—	(1,401,267)	2.11
Forfeited	—	(194,640)	7.98
Cancelled	3,385,795	(3,385,795)	11.57
Balance, March 31, 2005	14,091,193	20,439,897	10.34
Granted	(7,808,670)	7,808,670	3.70
Exercised	—	(1,529,707)	3.20
Forfeited	—	(245,244)	7.55
Cancelled	7,406,844	(7,406,844)	9.15
Balance, March 31, 2006	13,689,367	19,066,772	8.69
Options exercisable at:			
March 31, 2004		12,661,660	$12.81
March 31, 2005		13,036,572	11.85
March 31, 2006		12,818,907	10.38

Note 7. Stockholders' Equity (Continued)

The following table summarizes information about the employees' stock option plans as of March 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 3/31/06	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 3/31/06	Weighted Average Exercise Price
$0.18 - $0.18	52,152	4.87	$ 0.18	52,152	$ 0.18
$0.35 - $3.45	4,572,460	4.57	3.40	1,479,038	3.36
$3.50 - $7.03	4,182,817	4.72	5.21	2,629,508	5.12
$7.05 - $11.94	4,008,840	4.18	9.04	2,548,225	9.52
$12.20 - $3,473.67	6,250,503	2.73	14.73	6,109,984	14.79
	19,066,772	3.92	8.69	12,818,907	10.38

Stock Option Plans—Directors

The 2000 Director Stock Option Plan: During the second quarter of fiscal 2001, the Company's Board of Directors approved the Company's 2000 Director Stock Option Plan and reserved for issuance thereunder 1,000,000 shares of common stock. The 2000 Director Stock Option Plan provides for the automatic grant to non-employee directors of nonstatutory stock options to purchase common stock at the fair market value of the underlying common stock on the date of grant, which is generally the last day of each fiscal year except for the first grant to any newly elected director. Upon joining the Board of Directors, each new non-employee director receives an option to purchase 40,000 shares of the Company's common stock which vests over four years and expires ten years after the date of grant. On the last day of each fiscal year, each non-employee director receives an option to purchase 15,000 shares of the Company's common stock which vests over a one-year period and expires ten years after the date of grant. As of March 31, 2006, the Company had 233,750 shares available for future issuance under the 2000 Director Stock Option Plan.

The 1990 Directors' Stock Option Plan: The 1990 Directors' Stock Option Plan provides for the automatic grant to non-employee directors of non-statutory stock options to purchase common stock at the fair market value of the underlying common stock on the date of grant, which is generally the last day of each fiscal year except for the first grant to any newly elected director. Upon joining the Board of Directors, each new non-employee director received an option to purchase 40,000 shares of the Company's common stock which vests over four years and, prior to March 31, 1997, expired five years after the date of grant. Prior to March 31, 1997, each director received a grant at the end of each fiscal year for 10,000 shares, which vested quarterly and over a four-year period and expired five years after the date of grant. During fiscal 1997, the Company amended the 1990 Directors' Stock Option Plan such that all newly issued options expire ten years after the date of grant and all newly issued annual options vest over a one-year period. In fiscal 1999, the Company amended the 1990 Directors' Stock Option Plan to increase the annual grant to 15,000 options for the fiscal year ended March 31, 1999. Upon the approval of the 2000 Director Stock Option Plan, the 1990 Director Option Plan was terminated with respect to new grants. There were no shares available for option grants under the 1990 Directors' Stock Option Plan at March 31, 2006.

Note 7. Stockholders' Equity (Continued)

Option activity under the directors' stock option plans during fiscal years 2004, 2005 and 2006 was as follows:

		Options Outstanding	
	Options Available	Shares	Weighted Average Exercise Price
Balance, March 31, 2003	532,500	630,000	$18.21
Granted	(160,000)	160,000	8.74
Exercised	—	(3,750)	6.11
Forfeited	—	(35,000)	34.13
Cancelled	41,250	(41,250)	9.68
Balance, March 31, 2004	413,750	710,000	15.85
Granted	(105,000)	105,000	4.58
Exercised	—	(15,000)	6.11
Cancelled	70,000	(70,000)	11.00
Balance, March 31, 2005	378,750	730,000	14.89
Granted	(145,000)	145,000	5.84
Exercised			
Cancelled			
Balance, March 31, 2006	233,750	875,000	13.39
Options exercisable at:			
March 31, 2004		482,500	$18.42
March 31, 2005		575,000	17.05
March 31, 2006		712,500	15.05

The following table summarizes information about the directors' stock option plans as of March 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 3/31/06	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 3/31/06	Weighted Average Exercise Price
$4.58 - $5.70	210,000	9.50	$ 5.14	105,000	$ 4.58
$6.11 - $8.67	215,000	7.25	7.12	157,500	7.19
$8.80 - $13.37	235,000	6.79	10.91	235,000	10.91
$16.25 - $41.44	175,000	4.13	26.10	175,000	26.10
$49.38 - $49.38	40,000	1.55	49.38	40,000	49.38
	875,000	6.78	13.39	712,500	15.05

Assumptions of Fair Value

Pro forma information regarding net income (loss) and net income (loss) per share is required to be determined as if the Company had accounted for the options granted pursuant to its ESPP, employees'

Note 7. Stockholders' Equity (Continued)

stock option plans, and directors' stock option plans, collectively called "options," under the fair value method as required by SFAS No. 123. The pro forma information for fiscal 2006, 2005 and 2004 is reported in Note 1 "Summary of Significant Accounting Policies." The fair value of options granted in fiscal 2006, 2005 and 2004 as reported was estimated at the date of grant using the Black-Scholes valuation model with the following weighted average assumptions:

	ESPP			Employees' Stock Option Plans			Directors' Stock Option Plans		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Expected life (in years)	1.2	1.2	1.4	2.5	2.3	2.7	2.6	1.0	1.4
Risk-free interest rate	3.8%	2.6%	1.5%	4.1%	3.1%	1.8%	4.6%	3.4%	1.3%
Expected volatility	40%	40%	60%	39%	44%	62%	38%	34%	43%
Dividend yield	—	—	—	—	—	—	—	—	—

The following table states the weighted average estimated fair value of its options granted or issued for all periods presented:

	2006	2005	2004
	(per share amounts)		
ESPP	$3.01	$6.11	$2.77
Employees' stock option plans	$1.06	$2.18	$3.17
Directors' stock option plans	$1.56	$0.68	$1.82

Rights Plan

The Company has reserved 250,000 shares of Series A Preferred Stock for issuance under the 1996 Rights Agreement, which was amended and restated on February 1, 2001. Under this plan, stockholders have received one preferred stock purchase right ("Right") for each outstanding share of the Company's common stock. The Rights trade automatically with shares of the Company's common stock. The Rights are not exercisable until ten days after a person or group announces the acquisition of 20% or more of the Company's outstanding common stock or the commencement of a tender offer which would result in ownership by a person or group of 20% or more of the then outstanding common stock. If one of these events occurs, stockholders, other than an acquiring person, would be entitled to exercise their rights and receive one-thousandth of a share of Series A Preferred Stock for each Right they hold at an exercise price of $180.00 per right.

The Company is entitled to redeem the Rights at $0.01 per Right anytime on or before the day following the occurrence of an acquisition or tender offer described in the preceding paragraph. This redemption period may be extended by the Company in some cases. If, prior to such redemption, the Company is acquired in a merger or other business combination, a party acquires 20% or more of the Company's common stock, a 20% stockholder engages in certain self-dealing transactions, or the Company sells 50% or more of its assets, then in lieu of receiving shares of Series A Preferred Stock for each Right held, stockholders, other than an acquiring person, would be entitled to exercise their Rights and receive from the surviving corporation, for an exercise price of $180.00 per right, common stock having a then current market value of $360.00.

The Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per common stock. In the event of liquidation, the holders of the Series A Preferred Stock will be

Note 7. Stockholders' Equity (Continued)

entitled to a preferential liquidation payment equal to 1,000 times the per share amount to be distributed to the holders of the common stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which the common stock is changed or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per common stock. These rights are protected by customary anti-dilution provisions.

Shares Reserved for Future Issuance

As of March 31, 2006, the Company has reserved the following shares of authorized but unissued common stock:

ESPP	4,070,427
Employees' stock option plans	32,756,139
Directors' stock option plans	1,108,750
Outstanding warrants (Notes 4, 5 and 13)	19,874,203
Conversion of ¾% Notes (Note 5)	19,224,203
Conversion of 3% Notes (Note 5)	950,721
Total	77,984,443

Note 8. Commitments and Contingencies

The Company leases certain office facilities, vehicles, and equipment under operating lease agreements that expire at various dates through fiscal 2012. As of March 31, 2006, future minimum lease payments and future sublease income under non-cancelable operating leases and subleases were as follows:

Fiscal Year:	Future Minimum Lease Payments	Future Sublease Income
	(in thousands)	
2007	$ 7,482	$3,015
2008	5,897	2,323
2009	3,193	333
2010	2,059	—
2011	1,592	—
2012 and thereafter	831	—
Total	$21,054	$5,671

Net rent expense was approximately $3.5 million, $2.9 million and $2.6 million during fiscal 2006, 2005 and 2004, respectively.

The Company invests in technology companies through two venture capital funds, Pacven Walden Ventures V Funds and APV Technology Partners II, L.P. At March 31, 2006, the carrying value of such investments aggregated $2.9 million. The Company has also committed to provide additional funding of up to $0.2 million.

Note 8. Commitments and Contingencies (Continued)

The Company has been, or is, subject to IRS audits for its fiscal years 1994 through 2003. The fiscal 1994 through fiscal 1996 cycle, which is docketed in the United States Tax Court, was resolved in December 2001. The outcome did not have a material adverse effect on the Company's financial position or results of operations, as sufficient tax provisions had been made. The final Tax Court stipulation will be filed when the subsequent audit cycles are completed. Tax credits that were generated but not used in subsequent years may be carried back to the fiscal 1994 to 1996 audit cycle.

On December 15, 2000, the Company received a statutory notice of deficiency from the IRS with respect to its Federal income tax return for fiscal 1997. The Company filed a Petition with the United States Tax Court on March 14, 2001, contesting the asserted deficiencies. Settlement agreements have been filed with the United States Tax Court on all but one issue. The Company believes that the final outcome of all issues will not have a material adverse impact on its financial position or results of operations, as the Company believes that it has meritorious defenses against the asserted deficiencies and any proposed adjustments and that it has made sufficient tax provisions. However, the Company cannot predict with certainty how these matters will be resolved and whether it will be required to make additional payments.

In addition, the IRS is currently auditing the Company's Federal income tax returns for fiscal 1998 through fiscal 2003. In the third quarter of fiscal 2005, the Company resolved all issues for fiscal 1998 through fiscal 2001, other than the rollover impact of any potential resolution on the remaining fiscal 1997 issue and tax credits that were generated but not used in subsequent years that may be carried back. The Company believes that it has provided sufficient tax provisions for these years and the ultimate outcome of the IRS audits will not have a material adverse impact on its financial position or results of operations in future periods. However, the Company cannot predict with certainty how these matters will be resolved and whether the Company will be required to make additional tax payments.

The Company is a party to other litigation matters and claims, including those related to intellectual property, which are normal in the course of its operations, and while the results of such litigation matters and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse impact on its financial position or results of operations. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, the Company's business, financial condition, results of operations and cash flows could be materially and adversely affected.

Note 9. Restructuring Charges

During fiscal years 2006, 2005 and 2004, the Company recorded restructuring charges of $10.4 million, $5.9 million and $4.3 million, respectively. All expenses, including adjustments, associated with the Company's restructuring plans are included in "Restructuring charges" in the Consolidated Statements of Operations and are not allocated to segments, but rather managed at the corporate level. The restructuring plans are discussed in detail below.

Fiscal 2006 Restructuring Plans

In the third and fourth quarters of fiscal 2006, management approved and initiated a plan to restructure the Company's operations by simplifying the Company's infrastructure. These restructuring plans eliminated certain duplicative resources in all functions of the organization worldwide, due in part, to the discontinued operations, the vacating of redundant facilities in order to reduce the Company's cost

Note 9. Restructuring Charges (Continued)

structure, and the sale of the Company's Singapore manufacturing facility. This resulted in a restructuring charge of $7.4 million for the fourth quarter of fiscal 2006.

The following table sets forth an analysis of the components of the fiscal 2006 restructuring charge and the provision adjustment and payments made against the reserve through March 31, 2006:

	Severance And Benefits	Other Charges	Total
		(in thousands)	
Restructuring provision	$ 9,141	$ 695	$ 9,836
Cash paid	(7,956)	(156)	(8,112)
Reserve balance at March 31, 2006	$ 1,185	$ 539	$ 1,724

The Company anticipates that the remaining restructuring reserve balance of $1.7 million will be substantially paid out by the second quarter of fiscal 2008, primarily attributable to longer term lease obligations.

Fiscal 2005 Restructuring Plans

In fiscal 2005, the Company implemented restructuring plans to streamline the corporate organization, thereby reducing operating costs by consolidating duplicative resources in connection with the acquisition of Snap Appliance and the Vitesse strategic alliance and costs pertaining to estimated future obligations for non-cancelable lease payments for excess facilities in Germany and United Kingdom. This resulted in a restructuring charge of $5.8 million, of which $5.2 million related to the involuntary termination of employees in all functions of the organization and $0.6 million related to the estimated loss on the Company's facilities. During fiscal years 2006 and 2005, the Company recorded adjustments to the fiscal 2005 restructuring plan of $0.4 million and $0.2 million, respectively, related to the reduction of severance and benefits as actual results were lower than anticipated and a reduction of lease costs related to the estimated loss on the Company's facilities. As of March 31, 2006, the Company had utilized all of these charges and the plan is now complete.

Fiscal 2004 Restructuring Plans

In fiscal 2004, the Company's management implemented restructuring plans to consolidate primarily research and development resources, the involuntary termination of certain technical support, marketing and administrative personnel, the shutdown of the Company's Hudson, Wisconsin facility, and asset impairments associated with the identification of duplicative assets and facilities. As a result, the Company recorded a restructuring charge of $3.7 million, of which $3.3 million related to severance and benefits to 30 employees. The Company recorded an adjustment to the fiscal 2004 restructuring provision of $0.2 million in fiscal 2005 as a reduction of severance and benefits as actual results were lower than anticipated, offset by an adjustment of $0.6 million in fiscal 2004 related to the additional lease costs. As of March 31, 2006, the Company had utilized all of these charges and the plan is now complete.

Fiscal 2003 Restructuring Plan

In the fourth and second quarters of fiscal 2003, the Company announced restructuring programs (collectively called the fiscal 2003 restructuring provision) to reduce expenses and streamline operations and recorded a restructuring charge of $13.2 million. During fiscal years 2004 and 2003, the Company

Note 9. Restructuring Charges (Continued)

recorded adjustments to the fiscal 2003 restructuring provision of $0.2 million and $0.1 million, respectively, related to the reduction of severance and benefits as actual results were lower than anticipated, offset by additional lease costs. As of March 31, 2004, the Company had substantially completed its execution of the fiscal 2003 restructuring provision. During fiscal 2006, the Company recorded additional adjustments to the fiscal 2003 restructuring provision of $0.2 million related to the additional lease costs. As of March 31, 2006, the remaining accrual balance of $0.1 million relates to the estimated loss related to facility in Florida through April 2008, the end of the lease term.

Fiscal 2002 Restructuring Plan

In the fourth and first quarters of fiscal 2002, the Company's management implemented restructuring plans (collectively called the fiscal 2002 restructuring provision) to reduce costs, improve operating efficiencies and tailor the Company's expenses to current revenues and recorded a restructuring charge of $10.1 million. During fiscal years 2006, 2004, 2003 and 2002, the Company recorded adjustments to the fiscal 2002 restructuring provision of $0.4 million, $0.2 million, $0.6 million and $0.4 million, respectively, related to the additional lease costs offset by a reduction of severance and benefits as actual results were lower than anticipated. As of March 31, 2006, the remaining accrual balance of $0.4 million relates to the estimated loss on a facility in Florida through the end of the lease term, which is April 2008.

Fiscal 2001 Restructuring Plan

In the fourth quarter of fiscal 2001, the Company's management implemented a restructuring plan (the fiscal 2001 restructuring provision) in response to the economic slowdown to reduce costs and improve operating efficiencies and recorded a restructuring charge of $9.9 million. During fiscal years 2003 and 2002, the Company recorded additional charges of $0.7 million and $0.3 million, respectively, related to additional lease costs and the write-off of certain manufacturing equipment that was being held for sale, which was offset by a reduction of severance and benefits as actual results were lower than anticipated. As of March 31, 2004, the Company substantially completed its execution of the 2001 restructuring provision. The remaining accrual balance relates to the estimated loss of a facility that the Company subleased in California through April 2008, the end of the lease term. The estimated loss represents the estimated future obligations for the non-cancelable lease payments, net of the estimated future sublease income. In fiscal years 2006 and 2005, the Company recorded additional adjustments of $0.2 million and $0.5 million, respectively, related to additional lease costs. As of March 31, 2006, the Company anticipates that the remaining restructuring reserve balance relating to lease obligations of $0.5 million will be substantially paid out by the first quarter of fiscal 2009.

The following table sets forth the activity in the accrued restructuring balances related to the fiscal years 2003, 2002 and 2001 restructuring plans for lease obligations at March 31, 2006:

	FY 2003 Restructuring Plan	FY 2002 Restructuring Plan	FY 2001 Restructuring Plan	Total
		(in thousands)		
Reserve balance at March 31, 2005	$ 56	$ 271	$ 966	$ 1,293
Provision adjustment	154	411	238	803
Cash paid	(96)	(290)	(663)	(1,049)
Reserve balance at March 31, 2006	114	392	541	1,047

Note 10. Other Charges (Gains)

Other charges (gains) consist of asset impairment charges related to certain properties or assets and minority investments. Other charges (gains) also included charges associated with the Company's strategic alliances with ServerEngines LLP ("ServerEngines") and Vitesse. The Company recorded a gain on the sale of assets of $0.3 million in fiscal 2005 and asset impairment charges of $1.6 million and $6.0 million in fiscal years 2006 and 2004, respectively.

On December 23, 2005, the Company entered into a three-year contract manufacturing agreement with Sanmina-SCI whereby Sanmina-SCI, upon the closing of the transaction on January 9, 2006, assumed manufacturing operations of Adaptec products. In addition, the Company sold certain manufacturing assets, buildings and improvements and inventory located in Singapore to Sanmina-SCI for $26.6 million (net of closing costs of $0.6 million). In connection with this agreement, the Company recorded a loss on disposal of assets of $1.6 million that was recorded in fiscal 2006 in "Other charges (gains)" on the Consolidated Statements of Operations.

On March 16, 2005, the Company entered into a strategic alliance with ServerEngines, to develop and market the next generation IP storage products. Under the terms of the alliance, ServerEngines employed 33 of the Company's former engineering employees and licensed certain technology and acquired certain assets related to the Company's iSCSI and TCP/IP offload protocol engines. On January 26, 2005, the Company entered into a strategic alliance with Vitesse Semiconductor Corporation to develop and market the next generation Serial Attached SCSI products. Under the terms of the alliance, Vitesse employed 44 of the Company's former engineering employees and licensed certain Serial Attached SCSI technology and assets related to the Company's development of Serial Attached SCSI ROC products. As a result, the Company incurred charges in fiscal 2005 of $0.9 million and $1.6 million for severance, benefits, loss on the sale of property and equipment and legal fees associated with the ServerEngines and Vitesse alliances, respectively.

In fiscal 2004, the Company recorded an impairment charge of $5.0 million to reduce the carrying value of certain properties classified as assets held for sale to fair value less cost to sell. The Company decided to consolidate its properties in Milpitas, California to better align its business needs with existing operations and to provide more efficient use of its facilities. As a result, two owned buildings, including associated building improvements and property, plant and equipment, were classified as assets held for sale and were included in "Other current assets" in the Consolidated Balance Sheets at March 31, 2004 at their expected fair value less expected cost to sell. In October 2004, the Company completed the sale of these properties that were previously classified as held for sale. Net proceeds from the sale of the properties aggregated $9.6 million, which exceeded the Company's final revised fair value of $6.8 million. As a result, a gain on the sale of the properties of $2.8 million was recorded in fiscal 2005 as a credit to "Other charges (gains)" in the Consolidated Statements of Operations.

The Company holds minority investments in certain non-public companies. The Company regularly monitors these minority investments for impairment and records reductions in the carrying values when necessary. Circumstances that indicate an other-than-temporary decline include valuation ascribed to the issuing company in subsequent financing rounds, decreases in quoted market price and declines in operations of the issuer. The Company recorded an impairment charge of $1.0 million in fiscal 2004 related to a decline in the value of a minority investment deemed to be other-than-temporary.

Note 11. Interest and Other Income

The components of interest and other income for all periods presented were as follows:

	Years Ended March 31,		
	2006	2005	2004
	(in thousands)		
Interest income	$16,861	$11,799	$19,197
Gain on settlement with former president of DPT	—	—	49,256
Payment of license fee with NSE	—	(1,692)	—
Realized loss on repatriation (Note 3)	—	(4,466)	—
Gain (loss) on extinguishment of debt, net (Note 6)	(79)	—	(6,466)
Foreign currency transaction gains (losses)	(301)	692	1,342
Interest on tax refunds	—	691	1,164
Other	1,140	1,345	1,936
Total	$17,621	$ 8,369	$66,429

In June 2004, the Company, Nevada SCSI Enterprises, Inc. and Thomas A. Gafford (jointly, "NSE") entered into a license and release agreement, pursuant to which the Company paid NSE $1.3 million as a one-time, fully paid-up license fee to settle NSE's claims that some of the Company's products infringed certain patents. The license and release agreement expressly excluded any sales of products made by Eurologic prior to the Company's April 2003 acquisition of Eurologic. In November 2004, the Company exercised its option to secure a license and release with respect to such Eurologic sales by payment to NSE of a royalty fee of $0.4 million. The Company has filed a claim against the Eurologic acquisition Holdback for the $0.4 million royalty it paid with respect to Eurologic's pre-acquisition sales. The Eurologic shareholders are disputing the Company's right to withhold the $0.4 million from the Holdback.

In December 1999, the Company purchased Distributed Processing Technology Corporation ("DPT"). As part of the purchase agreement, $18.5 million of the purchase price was held back ("Holdback Amount") from former DPT stockholders for unknown liabilities that may have existed as of the acquisition date. The Holdback Amount was included in "Accrued liabilities" in the Consolidated Balance Sheet at March 31, 2003. Subsequent to the date of purchase, the Company determined that certain representations and warranties made by the DPT stockholders were incomplete or inaccurate, which caused the Company to lose revenues and incur additional expenses. This caused the Company to file court proceedings against Steven Goldman, the principal shareholder and former president of DPT, alleging causes of action for, amongst others, fraud, fraudulent inducement, and negligent misrepresentation. In May 2003, the Company entered into a written settlement and mutual general release agreement with Steven Goldman, on his own and on behalf of all the selling shareholders of DPT, pursuant to which it was agreed that the Company would retain the Holdback Amount and, additionally, Steven Goldman would pay the Company $31.0 million. The Company received the $31.0 million payment in May 2003 and recorded a gain of approximately $49.3 million in fiscal 2004. The cash received from the DPT settlement of $31.0 million was included in cash provided from operating activities in the Consolidated Statements of Cash Flows.

Note 12. Income Taxes

The components of income (loss) from operations before provision for (benefit from) income taxes for all periods presented were as follows:

	Years Ended March 31,		
	2006	2005	2004
	(in thousands)		
Income (Loss) Before Taxes:			
Domestic	$ (79,735)	$(73,898)	$22,676
Foreign	(33,353)	3,902	24,735
	$(113,088)	$(69,996)	$47,411

The components of the provision for (benefit from) income taxes for all periods presented were as follows:

	Years Ended March 31,		
	2006	2005	2004
	(in thousands)		
Federal:			
Current	$ 644	$ 989	$ 377
Deferred	313	42,651	(11,976)
	957	43,640	(11,599)
Foreign:			
Current	(594)	1,902	(8,087)
Deferred	(313)	(215)	50
	(907)	1,687	(8,036)
State:			
Current	1,558	(2,047)	0
Deferred	0	8,614	(11,160)
	1,558	6,567	(11,160)
Provision for (benefit from) income taxes	$1,608	$51,894	$(30,796)

Note 12. Income Taxes (Continued)

Significant components of the Company's deferred tax assets and liabilities at March 31, 2006 and 2005 were as follows:

	March 31,	
	2006	2005
	(in thousands)	
Intangible technology	$ 42,245	$ 27,482
Research and development tax credits	15,768	12,362
Net operating loss carryover	17,742	12,106
Compensatory and other accruals	7,292	6,571
Capitalized research and development	5,177	3,932
Cost sharing buy-out	0	3,038
Fixed asset accrual	0	3,008
Restructuring charges	2,117	2,059
Foreign tax credits	1,960	1,912
Inventory reserves	1,195	1,838
Deferred revenue	1,653	943
Royalty accrual	0	781
Accrued returned materials	784	746
Uniform capitalization adjustment	373	554
Other, net	836	1,281
Gross deferred tax assets	97,142	78,613
Deferred tax liabilities:		
Acquisition-related charges	(5,616)	(11,081)
Cumulative translation adjustment	0	(834)
Gross deferred tax liability	(5,616)	(11,915)
Valuation allowance	(91,476)	(67,167)
Net deferred tax assets (liabilities)	$ 50	$ (469)

The Company continuously monitors the circumstances impacting the expected realization of its deferred tax assets on a jurisdiction by jurisdiction basis. At March 31, 2006, the Company's analysis of its deferred tax assets demonstrated that it was more likely than not that substantially all of its U.S. deferred tax assets would not be realized. Factors that led to this conclusion included, but were not limited to, the Company's past operating results, cumulative tax losses in the U.S., and uncertain future income on a jurisdiction by jurisdiction basis.

As of March 31, 2006 the Company had net operating loss carryforwards of $57.3 million for federal and $6.0 million for state purposes that expire in various years beginning in 2021 for federal and 2013 for state purposes. The Company also had research and development credits of $12.9 million for federal purposes that expire in various years beginning in 2019 and $2.8 million credits for state purposes that carry forward indefinitely until fully exhausted. Of the federal net operating loss carryforwards, $7.5 million were related to stock option deductions, the tax benefit of which will be credited to paid in capital when realized.

Note 12. Income Taxes (Continued)

The Company's effective tax rate differed from the federal statutory tax rate for all periods presented as follows:

	Years Ended March 31,		
	2006	2005	2004
Federal statutory rate	(35.0)%	(35.0)%	35.0 %
State taxes, net of federal benefit	1.4 %	9.3 %	(10.7)%
Foreign subsidiary income at other than the U.S tax rate	9.8 %	17.8 %	(26.4)%
Change in valuation allowance	12.9 %	63.3 %	(45.6)%
Reduction in tax reserves	0.6 %	(27.0)%	—
OID Interest	(3.8)%	(5.6)%	—
Acquisition related impairment charges	20.1 %	27.2%	(12.2)%
Impact of repatriation of foreign earnings	(0.2)%	25.1%	—
Research and development credits	(3.0)%	(4.0)%	(4.9)%
Other	(1.4)%	3.0 %	(0.2)%
Effective income tax rate	1.4 %	74.1 %	(65.0)%

The Company's subsidiary in Singapore operated under a tax holiday through March 31, 2006. As the result of the Company's divestiture of its manufacturing operations in Singapore, the Company is in the process of terminating its tax holiday status and restructuring its foreign operations. The Company is currently making modification to its international tax structure to reflect its revised foreign operations. The Company does not expect these changes, in and of themselves, to cause its worldwide effective tax rate to differ materially.

In the fourth quarter of fiscal 2005, the Company repatriated $360.6 million of undistributed earnings from Singapore to the United States, resulting in a tax liability of $17.6 million. The one-time deduction is allowed to the extent that the repatriated amounts are used to fund a qualified Domestic Reinvestment Plan, as required by the Act. If the Company does not spend the repatriated funds in accordance with its reinvestment plan, the Company may incur additional tax liabilities. The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on the remaining undistributed earnings of $257.2 million since these earnings are intended to be reinvested indefinitely. Although the Company does not have any current plans to repatriate the remaining undistributed earnings from its Singapore subsidiary to its United States parent company, if the Company were to do so, additional income taxes at the combined United States Federal and state statutory rate of approximately 40% could be incurred from the repatriation.

The Company's tax related liabilities were $46.7 million and $57.5 million at March 31, 2006 and 2005, respectively. Tax related liabilities are primarily composed of income, withholding and transfer taxes accrued by the Company in the taxing jurisdictions in which it operates around the world, including, but not limited to, the United States, Singapore, Ireland, United Kingdom, Japan and Germany. The amount of the liability was based on management's evaluation of the Company's tax exposures in light of the complicated nature of the business transactions entered into by the Company in a global business environment. In fiscal years 2006 and 2005, net tax related liabilities were released totaling $0 million and $26.4 million, respectively, as the result of favorable outcomes of certain U.S. tax controversies. The Company also continuously reviews its tax related liabilities to ensure that it is appropriate by considering tax controversy factors such as the period covered by the cause of action, the degree of probability of an unfavorable outcome, its ability to reasonably estimate the liability, the timing of the liability and how it will impact the Company's other tax attributes. At March 31, 2006, the Company believed that the tax

Note 12. Income Taxes (Continued)

related liability recorded on its Consolidated Balance Sheet was sufficient to cover all known tax exposures.

Note 13. Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share gives effect to all potentially dilutive common shares outstanding during the period, which include certain stock options and warrants, calculated using the treasury stock method, and convertible notes which are potentially dilutive at certain earnings levels, and are computed using the if-converted method.

A reconciliation of the numerator and denominator of the basic and diluted income (loss) per share computations for continuing operations, discontinued operations and net income (loss) were as follows:

	Years Ended March 31,		
	2006	2005	2004
	(in thousands, except per share amounts)		
Numerator:			
Income (loss) from continuing operations—basic	$(114,696)	$(121,890)	$ 78,207
Income (loss) from discontinued operations—basic	(33,736)	(23,216)	(15,300)
Net income (loss)—basic	$(148,432)	$(145,106)	$ 62,907
Adjustments:			
Adjustment for interest expense on ¾% Notes, net of taxes	$ —	$ —	$ 469
Adjustment for interest expense on 3% Notes, net of taxes	—	—	4,477
Total Adjustments for interest expense on Convertible Notes, net of taxes	$ —	$ —	$ 4,946
Adjusted Income (loss) from continuing operations—diluted	$(114,696)	$(121,890)	$ 83,153
Adjusted Income (loss) from discontinued operations—diluted	(33,736)	(23,216)	(15,300)
Adjusted Net income (loss)—diluted	$(148,432)	$(145,106)	$ 67,853

Financials

Note 13. Net Income (Loss) Per Share (Continued)

	Years Ended March 31,		
	2006	2005	2004
	(in thousands, except per share amounts)		
Denominator:			
Weighted average shares outstanding—basic	113,405	110,798	108,656
Effect of dilutive securities:			
Employee stock options and other	—	—	2,036
¾% Notes	—	—	4,806
3% Notes	—	—	13,309
Weighted average shares and potentially dilutive common shares outstanding—diluted	113,405	110,798	128,807
Net income (loss) per share:			
Basic			
Continuing operations	$ (1.01)	$ (1.10)	$ 0.72
Discontinued operations	$ (0.30)	$ (0.21)	$ (0.14)
Net income (loss)	$ (1.31)	$ (1.31)	$ 0.58
Diluted			
Continuing operations	$ (1.01)	$ (1.10)	$ 0.65
Discontinued operations	$ (0.30)	$ (0.21)	$ (0.12)
Net income (loss)	$ (1.31)	$ (1.31)	$ 0.53

Diluted loss per share from continuing operations, discontinued operations and net loss for fiscal years 2006 and 2005 was based only on the weighted-average number of shares outstanding during each of the periods, as the inclusion of any common stock equivalents would have been anti-dilutive. In addition, certain potential common shares were excluded from the diluted computation from continuing operations, discontinued operations and net income for fiscal 2004 because their inclusion would have been anti-dilutive. The items excluded for fiscal years 2006, 2005 and 2004 were as follows:

	Years Ended March 31,		
	2006	2005	2004
	(in thousands)		
Outstanding employee stock options	15,934	15,498	14,079
Warrants[1]	19,874	19,874	19,374
¾% Notes	19,224	19,224	—
3% Notes	950	2,298	—

(1) In connection with the issuance of its ¾% Notes, the Company entered into a derivative financial instrument to repurchase up to 19,224,000 shares of its common stock, at the Company's option, at specified prices in the future to mitigate any potential dilution as a result of the conversion of the ¾% Notes. See Note 6 for further details.

Note 14. IBM Distribution Agreement, ServeRAID Agreement and Patent Cross-License Agreement

In December 2004, the Company entered into a distribution agreement on its RAID controllers and connectivity products sold for IBM iSeries and pSeries servers. The agreement was made through an

Note 14. IBM Distribution Agreement, ServeRAID Agreement and Patent Cross-License Agreement (Continued)

amendment to the Company's existing i/p Series RAID supply and intellectual property agreement entered into June 2004 (See Note 2). The distribution agreement was accounted for as a standalone transaction as it was not contemplated at the time the Company entered into the original IBM i/p Series RAID transaction.

Under an amended intellectual property agreement with IBM, the Company was required to make fixed and variable royalty-based payments to IBM. The fixed payments potentially due under the arrangement total $52.1 million, of which $25.0 million was paid in December 2004, the date the Company entered into the agreement, and the remainder was due quarterly, in varied installments, through December 2008. A portion of the $52.1 million in total payments was contingent upon IBM purchasing certain levels of the Company's products. Upon entering into the agreement, the Company recorded the full remaining amount payable to IBM as a liability in the Consolidated Balance Sheets as the Company considered payment of the full amount to be probable. At March 31, 2005, $11.6 million was recorded in "Accrued Liabilities" and $11.9 million was recorded in "Other Long-Term Liabilities" in the Consolidated Balance Sheets.

The fixed consideration for the distribution agreement of $52.1 million was recorded as an asset to "Prepaid expenses" and "Other long-term assets" in the Consolidated Balance Sheets at March 31, 2005 and the amortization was being included in "Net revenues" in the Consolidated Statements of Operations over a four-year period, reflecting the pattern in which the economic benefits of the assets expected to be realized. The royalty-based fee per unit was calculated using the average net sales price for units sold within the quarter and baseline royalty rates subject to certain adjustment factors. The amortization of the fixed consideration and the royalty-based payments were being recorded as a reduction to revenue in the period the units were sold. On September 30, 2005, the Company sold the IBM i/p Series RAID Business to IBM. As a result, the distribution agreement was cancelled as part of the sale and the forementioned assets and liabilities have been removed from the Consolidated Balance Sheet as of March 31, 2006.

In March 2002, the Company entered into a non-exclusive, perpetual technology licensing agreement and an exclusive three-year product supply agreement with IBM. The technology licensing agreement grants the Company the right to use IBM's ServeRAID technology for the Company's internal and external RAID products. Under the product supply agreement, the Company will supply RAID software, firmware and hardware to IBM for use in IBM's xSeries servers. The agreement does not contain minimum purchase commitments from IBM and the Company cannot be assured of the future revenue it will receive under this agreement. Either party may terminate the technology licensing agreement if the other party materially breaches its obligations under the agreement. The product supply agreement automatically terminates at the end of three years or earlier upon breach of a material contract obligation by the Company or upon the occurrence of any transaction within two years of the effective date of the agreement that results in: (i) a competitor of IBM beneficially owning at least 10% of the voting stock of the Company or any affiliate of the Company; (ii) a competitor of IBM becoming entitled to appoint a nominee to the board of directors of the Company; or (iii) a director, office holder or employee of a competitor of IBM becomes a director of the Company.

In consideration, the Company paid IBM a non-refundable fee of $26.0 million and issued IBM a warrant to purchase 150,000 shares of the Company's common stock at an exercise price $15.31 per share. The warrant has a term of five years from the date of issuance and is immediately exercisable. The warrant was valued at approximately $1.0 million using the Black-Scholes valuation model using a volatility rate of

Note 14. IBM Distribution Agreement, ServeRAID Agreement and Patent Cross-License Agreement (Continued)

71.6%, a risk-free interest rate of 4.7% and an estimated life of five years. The Company allocated $12.0 million of the consideration paid to IBM to the supply agreement and allocated the remainder to the technology license fee. Fair values were determined based on discounted estimated future cash flows related to the Company's channel and OEM ServeRAID business. The cash flow periods used were five years and the discount rates used were 15% for the supply agreement asset and 20% for the technology license fee based upon the Company's estimate of their respective levels of risk. Amortization of the supply agreement and the technology license fee shall be included in "Net revenues" and "Costs of revenues," respectively, over a five-year period reflecting the pattern in which economic benefits of the assets are realized.

In May 2000, the Company entered into a patent cross-license agreement with IBM, which was subsequently amended in March 2002. Under the agreement, the Company obtained a release of past infringement claims made prior to January 1, 2000 and received the right to use certain IBM patents from January 1, 2000 through June 30, 2007. Additionally, the Company granted IBM a license to use all of the Company's patents for the same period. In consideration, the Company paid an aggregate patent fee of $13.3 million. The patent license fee is being amortized over the period from January 1, 2000 through June 30, 2007.

Note 15. Guarantees

Intellectual Property Indemnification Obligations

The Company has entered into agreements with customers and suppliers that include intellectual property indemnification obligations. These indemnification obligations generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. In each of these circumstances, payment by the Company is conditional on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party's claims. Further, the Company's obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments made by it under these agreements. It is not possible to make a reasonable estimate of the maximum potential amount of future payments under these or similar agreements due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, the Company has not incurred significant costs to defend lawsuits or settle claims related to such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

Product Warranty

The Company provides an accrual for estimated future warranty costs based upon the historical relationship of warranty costs to sales. The estimated future warranty obligations related to product sales are recorded in the period in which the related revenue is recognized. The estimated future warranty obligations are affected by product failure rates, material usage and replacement costs incurred in correcting a product failure. If actual product failure rates, material usage or replacement costs differ from the Company's estimates, revisions to the estimated warranty obligations would be required; however the Company made no adjustments to pre-existing warranty accruals in fiscal 2006 and 2005.

Note 15. Guarantees (Continued)

A reconciliation of the changes to the Company's warranty accrual for fiscal 2006 and 2005 was as follows:

	March 31, 2006	March 31, 2005
	(in thousands)	
Balance at beginning of period	$ 2,084	$ 1,598
Warranties assumed	—	1,045
Warranties provided	5,028	5,846
Actual costs incurred	(5,061)	(6,405)
Warranties classified as current liabilities of discontinued operations (Note 2)	(232)	—
Balance at end of period	$ 1,819	$ 2,084

Note 16. Segment, Geographic and Significant Customer Information

Segment Information

In the second quarter of fiscal 2006, the Company reorganized its internal organization structure related to its former OEM and Channel segments. Where previously the Company's former OEM and Channel segments each offered an integrated set of customer-focused products, the new organization is managed at the product level.

Following the reorganization, the Company operated in two segments: DPS and DSG. A description of the types of customers or products and services provided by each segment is as follows:

- DPS provides storage products and currently sells all of its storage technologies in various form factors, such as board-level products, ASICs, RAID controllers, internal enclosures and stand-alone software. The Company sells these products directly to OEMs, ODMs that supply OEMs, system integrators, VARs and end users through its network of distribution and reseller channels.
- DSG provides high-performance I/O connectivity and digital media products for personal computing platforms, including notebook and desktop PCs. The Company sells these products to retailers, OEMs and distributors.

The unallocated corporate income and expenses, which are in the "Other" category, include amortization of acquisition-related intangible assets, restructuring charges, goodwill impairment, other charges (gains), interest and other income, interest expense, all administrative expenses and certain research and development, selling and marketing expenses.

Summarized financial information on the Company's segments, under the new organizational structure, is shown in the following table. The segment financial data for fiscal years 2006, 2005 and 2004 has been restated to reflect this change. There were no inter-segment revenues for the periods shown below. The Company does not separately track all tangible assets or depreciation by segments nor are the

Note 16. Segment, Geographic and Significant Customer Information (Continued)

segments evaluated under these criteria. Segment financial information is summarized as follows for fiscal years 2006, 2005 and 2004:

	DPS	DSG	Other	Total
		(in thousands)		
Fiscal 2006:				
Net revenues	$276,203	$33,942	$ —	$ 310,145
Segment income (loss)	60,015	(2,032)	(171,071)	(113,088)
Fiscal 2005:				
Net revenues	$332,925	$38,332	$ —	$ 371,257
Segment income (loss)	72,450	4,788	(147,234)	(69,996)
Fiscal 2004:				
Net revenues	$352,314	$43,375	$ —	$ 395,688
Segment income (loss)	99,234	9,087	(60,910)	47,411

The following table presents the details of unallocated corporate income and expenses for fiscal years 2006, 2005 and 2004:

	Years Ended March 31,		
	2006	2005	2004
		(in thousands)	
Unallocated corporate expenses, net	$ (82,767)	$ (93,286)	$(103,625)
Acquired in-process technology	—	—	(4,000)
Restructuring charges	(10,430)	(5,896)	(4,313)
Goodwill impairment	(90,602)	(52,272)	—
Other charges (gains)	(1,579)	290	(5,977)
Interest and other income	17,621	8,369	66,429
Interest expense	(3,314)	(4,439)	(9,424)
Total	$(171,071)	$(147,234)	$ (60,910)

The following table presents net revenues by countries based on the location of the selling entities:

	Years Ended March 31,		
	2006	2005	2004
		(in thousands)	
United States	$105,338	$130,407	$149,086
Singapore	204,969	240,830	228,483
Other countries	(162)	20	18,119
Total	$310,145	$371,257	$395,688

Note 16. Segment, Geographic and Significant Customer Information (Continued)

The following table presents net property and equipment by countries based on the location of the assets:

	March 31,	
	2006	2005
	(in thousands)	
United States	$28,305	$37,393
Singapore	723	16,284
Other countries	1,637	2,503
Total	$30,665	$56,180

Note 17. Business Acquisitions

The acquisitions described below were previously accounted for as purchase transactions and, accordingly, the results of operations and financial position of the acquired businesses were included in the Company's financial statements as of the respective effective dates of the acquisitions. However, as a result of the sale of the IBM i/p Series RAID Business and the Company's plan to divest its systems business, the assets expected to be sold have been classified as Assets and Liabilities of Discontinued Operations on the Consolidated Balance Sheet at March 31, 2006 and the related results of operations have been reclassified to "Income (loss) from discontinued operations, net of taxes" on the Consolidated Statements of Operations, as discussed in Note 2. This primiarly related to the IBM i/p Series RAID Business, Snap Appliance and Eurologic acquisitions.

IBM i/p Series RAID: On June 29, 2004, the Company completed the acquisition of the IBM i/p Series RAID component business line consisting of certain purchased RAID data protection intellectual property, semiconductor designs and assets, and licensed from IBM related RAID intellectual property. The licensing agreement granted the Company the right to use IBM's RAID technology and embedded Power PC technology for the Company's internal and external RAID products to be sold to IBM and other customers. In conjunction with the acquisition, the Company also entered into a three-year exclusive product supply agreement under which the Company agreed to supply RAID software, firmware and hardware to IBM for use in IBM's iSeries and pSeries servers. The Company also entered into an agreement for IBM to provide silicon wafer manufacturing processing services to the Company for the term of the supply agreement at agreed upon rates.

The final purchase price was $49.3 million, which consisted of a cash payment to IBM of $47.5 million, warrants valued at $1.1 million, net of registration costs, and transaction costs of $0.7 million. This purchase price included a final adjustment of $0.2 million in the first quarter of fiscal 2006 to both goodwill and acquisition costs. In connection with the acquisition, the Company issued a warrant to IBM to purchase 250,000 shares of the Company's common stock at an exercise price of $8.13 per share. The warrant has a term of 5 years from the date of issuance and is immediately exercisable. The warrant was valued using the Black-Scholes valuation model using a volatility rate of 62%, a risk-free interest rate of 3.9% and an estimated life of 5 years. The transaction costs consisted primarily of legal, valuation and other fees.

The IBM i/p Series RAID business was accounted for as a purchase business combination with the allocation of the purchase price to the tangible and intangible assets acquired are summarized below (in

Note 17. Business Acquisitions (Continued)

thousands). The allocation was based on management's estimates of fair value, which included an independent appraisal.

Net property and equipment	$ 635
Acquired in-process technology	3,000
Goodwill	18,749
Other intangible assets:	
Supply agreement	7,600
Patents and core technology	18,700
Foundry agreement	600
	26,900
Net assets acquired (purchase price)	$49,284

The values allocated to the supply agreement, patents and core technology and foundry agreement were being amortized over estimated useful lives of 3 to 5 years, reflecting the pattern in which the economic benefits of the assets were expected to be realized. The estimated weighted average useful life of other intangible assets, created as a result of the acquisition of the IBM i/p Series RAID business, were estimated to approximate 5 years. No residual value was estimated for the intangible assets. A portion of goodwill was not expected to be deductible for tax purposes.

Snap Appliance: On July 23, 2004, the Company completed the acquisition of Snap Appliance, a provider of NAS products, to expand its product offerings in the external storage market and to deliver cost-effective, scalable and easy-to-use DAS, NAS, Fibre Channel and IP-based SAN products from the workgroup to the data center. The final purchase price was $83.7 million, consisting of $76.7 million in cash and transaction fees and $7.0 million related to the fair value of assumed stock options to purchase 1.2 million shares of the Company's common stock. This purchase price included a final adjustment of $0.7 million in the first quarter of fiscal 2006 to both goodwill and acquisitions costs. The assumed stock options were valued using the Black-Scholes valuation model with the following assumptions: volatility rate of 58%; a risk-free interest rate of 2.6%; and an estimated life of 2.25 years.

Of the total assumed stock options, stock options to purchase approximately 0.7 million shares of the Company's common stock, with exercise prices ranging between $1.42 and $5.66 per share, were unvested (the "Snap Unvested Options"). The Snap Unvested Options have a ten-year term and vest primarily over four years from the date of grant. The intrinsic value of the Snap Unvested Options of $3.6 million was accounted for as deferred stock-based compensation and is being recognized as compensation expense over the related vesting periods.

Note 17. Business Acquisitions (Continued)

The allocation of the Snap Appliance purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed is summarized below (in thousands). The allocation was based on management's estimates of fair value, which included an independent appraisal.

Cash	$ 60
Accounts receivable	5,825
Inventory	3,316
Prepaid expenses	14,345
Property and equipment	1,379
Other long-term assets	148
Total assets acquired	25,073
Accounts payable	(4,264)
Current liabilities	(13,848)
Other long-term liabilities	(2,196)
Total liabilities assumed	(20,308)
Net tangible assets acquired	$ 4,765

The allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed was as follows (in thousands):

Net tangible assets acquired	$ 4,765
Acquired in-process technology	2,200
Deferred stock-based compensation	3,610
Deferred income tax liabilities	(11,640)
Goodwill	56,325
Other intangible assets:	
Core and existing technologies	19,000
Trade name	10,100
	29,100
Net assets acquired (purchase price)	$ 84,360

The values allocated to the core and existing technologies and trade name created as a result of the acquisition of Snap Appliance were being amortized over an estimated weighted average useful life of seven years, reflecting the pattern in which the economic benefits of the assets are expected to be realized. No residual value was estimated for the intangible assets. Goodwill was not expected to be deductible for tax purposes.

In addition, a management incentive program was established to pay former employees of Snap Appliance cash payments totaling $13.8 million, which is being paid, contingent upon their employment with the Company, over a two-year period through the second quarter of fiscal 2007. Payments under the management incentive program will be expensed as employees meet their employment obligations or are recorded as part of the Snap Appliance acquisition-related restructuring for involuntarily terminations by the Company. Any amounts outstanding as of the completion of the sale of the systems business, which includes Snap Appliance, will be accelerated.

Note 17. Business Acquisitions (Continued)

A portion of the Snap Appliance acquisition price totaling $5.4 million was held back, and in connection with the management incentive program, $1.3 million will be held back for a total of $6.7 million (the "Snap Appliance Holdback") for unknown liabilities that may have existed as of the acquisition date. The Snap Appliance Holdback was paid in the second quarter of fiscal 2006, except for funds necessary to provide for any pending claims. The Company has asserted claims against the holdback totaling $3.0 million.

Acquisition-Related Restructuring: During the first quarter of fiscal 2006, the Company finalized its Snap Appliance integration plan to eliminate certain duplicative resources, including severance and benefits in connection with the involuntary termination of approximately 24 employees, exiting duplicative facilities and disposing of duplicative assets. The acquisition-related restructuring liabilities were accounted for under EITF No. 95-3 and therefore were included in the purchase price allocation. The Company recorded a total liability of $6.7 million for these activities, of which the original estimate of $6.0 million was recorded in the second quarter of fiscal 2005 and adjustments were recorded in each subsequent quarter through the first quarter of fiscal 2006 totaling $0.7 million. Any further changes to the Company's finalized plan will be accounted for under SFAS No. 146 and will be recorded in "Discontinued operations, net of taxes" in the Consolidated Statements of Operations. In the third quarter of fiscal 2006, the Company recorded additional adjustments of $0.2 million due to additional lease costs related to the estimated loss of facilities that the Company subleased. As of March 31, 2006, the Company had utilized $4.4 million of these charges. The Company anticipates that the remaining restructuring reserve balance of $2.5 million will be paid out by the third quarter of fiscal 2012, primarily related to long-term facility leases.

The activity in the accrued restructuring reserve related to the Snap Appliance acquisition-related restructuring plan was as follows for fiscal 2006:

	Severance And Benefits	Other Charges	Total
		(in thousands)	
Snap Appliance Acquisition-Related Restructuring Plan:			
Restructuring provision	$ 1,967	$3,999	$ 5,966
Adjustments	646	109	755
Cash paid	(2,111)	(369)	(2,480)
Non-cash charges	(347)	(838)	(1,185)
Reserve balance at March 31, 2005	155	2,901	3,056
Adjustments	(49)	244	195
Cash paid	(60)	(656)	(716)
Reserve balance at March 31, 2006	$ 46	$2,489	$ 2,535

Eurologic: On April 2, 2003, the Company completed the acquisition of Eurologic, a provider of external and networked storage products. The Company acquired Eurologic to further enhance its direct-attached and fibre-attached server storage capabilities by allowing it to provide end-to-end block- and file-based networked storage products. As consideration for the acquisition of all of the outstanding capital stock of Eurologic, the Company paid $25.6 million in cash, subject to a Holdback as described below, and assumed stock options to purchase 0.5 million shares of the Company's common stock, with a fair value of $1.6 million. The Company also incurred $1.1 million in transaction fees, including legal, valuation and

Note 17. Business Acquisitions (Continued)

accounting fees. The assumed stock options were valued using the Black-Scholes valuation model with the following assumptions: volatility rate ranging from 57% to 81%; a risk-free interest rate ranging from 1.1% to 2.5%; and an estimated life ranging from 0.08 to 4 years.

Holdback: As part of the Eurologic purchase agreement, $3.8 million of the cash payment was held back (the "Holdback") for unknown liabilities that may have existed as of the acquisition date. The Holdback, which was included as part of the purchase price, was included in "Accrued liabilities" in the Consolidated Balance Sheet as of March 31, 2005 and was to be paid to the former Eurologic stockholders 18 months after the acquisition closing date, except for funds necessary to provide for any pending claims. The Company paid $2.3 million of the Holdback as of March 31, 2005 and has asserted claims against the remaining amount for liabilities of which it became aware following the consummation of the transaction. The former Eurologic stockholders have disputed these claims and have requested release of the remaining Holdback.

Earn-out Payments: The Company also agreed to pay the stockholders of Eurologic contingent consideration of up to $10.0 million in cash if certain revenue levels were achieved by the acquired Eurologic business in the period from July 1, 2003 through June 30, 2004. The milestone to achieve the contingent consideration was not attained as of June 30, 2004. As a result, no additional payments were made to the former stockholders of Eurologic.

The allocation of the Eurologic purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed is summarized below (in thousands). The allocation was based on management's estimates of fair value, which included an independent appraisal.

Cash	$ 3,305
Accounts receivable	10,624
Inventory	4,066
Other current assets	2,107
Property and equipment	2,835
Total assets acquired	22,937
Accounts payable	(7,292)
Current liabilities	(8,365)
Total liabilities assumed	(15,657)
Net tangible assets acquired	$ 7,280

Note 17. Business Acquisitions (Continued)

The allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed is as follows (in thousands):

Net tangible assets acquired	$ 7,280
Acquired in-process technology	3,649
Goodwill	9,413
Other intangible assets:	
Core technology	5,046
Covenants-not-to-compete	148
Customer relationships	880
Trade name	1,476
Current backlog	395
	7,945
Net assets acquired	$28,287

The other intangible assets are being amortized over periods which reflect the pattern in which the economic benefits of the assets are expected to be realized. The core technology and customer relationships are being amortized over an estimated useful life of four years, the trade name and covenants-not-to-compete are being amortized over two years and the current backlog was fully amortized in the first quarter of fiscal 2004. The estimated weighted average useful life of other intangible assets, created as a result of the acquisition of Eurologic, is approximately three years. No residual value is estimated for the other intangible assets.

Acquisition-Related Restructuring: During the fourth quarter of fiscal 2004, the Company finalized its plans to integrate the Eurologic operations. The integration plan included the involuntary termination or relocation of approximately 110 employees, exiting duplicative facilities and the transition of all manufacturing operations from Dublin, Ireland to the Company's manufacturing facility in Singapore. The consolidation of the manufacturing operations as well as involuntary employee terminations was completed in the fourth quarter of fiscal 2004. The acquisition-related restructuring liabilities were accounted for under EITF No. 95-3 and therefore were included in the purchase price allocation of the cost to acquire Eurologic. The Company recorded a liability of $3.3 million in fiscal 2004 for these activities. As of December 31, 2004, the Company utilized approximately all of these charges and the plan is materially complete.

ICP Vortex: On June 5, 2003, the Company completed the acquisition of ICP vortex. ICP vortex was a wholly-owned subsidiary of Intel Corporation and provided a broad range of hardware and software RAID data protection products, including SCSI, SATA and fibre channel products. The final purchase price was $14.5 million in cash, which included $0.3 million in transaction fees, consisting of legal, valuation and accounting fees. This purchase price included a final adjustment of $0.1 million in the first quarter of fiscal 2005 to both goodwill and acquisitions costs.

Note 17. Business Acquisitions (Continued)

The allocation of the ICP vortex purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed is summarized below (in thousands). The allocation was based on management's estimate of fair value, which included an independent appraisal.

Cash	$ 2,706
Accounts receivable	2,961
Inventory	2,015
Other current assets	3,087
Property and equipment	1,458
Total assets acquired	12,227
Accounts payable	(722)
Current liabilities	(2,522)
Long-term liabilities	(400)
Total liabilities assumed	(3,644)
Net tangible assets acquired	$ 8,583

The allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed is as follows (in thousands):

Net tangible assets acquired	$ 8,583
Goodwill	1,050
Other intangible assets:	
Core technology	3,630
Customer relationships	410
Trade name	830
Royalties	60
	4,930
Net assets acquired (Purchase Price)	$14,563

The other intangible assets are being amortized over periods which reflect the pattern in which the economic benefits of the assets are expected to be realized. The core technology and trade name are being amortized straight-line over an estimated useful life of three years, the customer relationships are being amortized straight-line over four years and the royalties were amortized through the end of the third quarter of 2004. The estimated weighted average useful life of other intangible assets, created as a result of the acquisition of ICP vortex, is approximately three years. No residual value is estimated for the other intangible assets.

During the first quarter of fiscal 2005, the Company finalized its plans to integrate the ICP vortex operations. The integration plan included the involuntary termination of 19 employees, the transfer of manufacturing operations to Singapore and the integration of certain duplicative resources. The acquisition-related restructuring liabilities were accounted for under EITF No. 95-3 and therefore were included in the purchase price allocation of the cost to acquire ICP vortex. In fiscal 2004, the Company recorded a liability of $0.4 million for severance and benefits, of which $0.3 million of these charges were

Note 17. Business Acquisitions (Continued)

utilized and $0.1 million was recorded as a reduction to the restructuring liability with a corresponding decrease to goodwill in the first quarter of fiscal 2005.

Elipsan: On February 13, 2004, the Company completed the acquisition of Elipsan, a provider of networked storage infrastructure software. The Company acquired Elipsan's storage virtualization technology to enable the Company to make storage more cost-effective, easier to scale and to increase performance across multiple RAID subsystems. The final purchase price was $19.4 million in cash, which included $0.7 million in transaction fees, consisting of legal, valuation and accounting fees. This purchase price included a final adjustment of $0.8 million in fiscal 2005, primarily related to the reversal of the acquisition-related restructuring reserves of approximately $0.7 million.

Holdback: As part of the Elipsan purchase agreement, $2.0 million of the cash payment was held back ("Elipsan Holdback") for unknown liabilities that may have existed as of the acquisition date. The Elipsan Holdback, which was included as part of the purchase price, was included in "Accrued liabilities" in the Consolidated Balance Sheet as of March 31, 2005. The Elipsan Holdback of $2.0 million was paid in the second quarter of fiscal 2006.

The allocation of the Elipsan purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed is summarized below (in thousands). The allocation was based on management's estimates of fair value, which included an independent appraisal.

Accounts receivable	$ 162
Other current assets	731
Property and equipment	105
Total assets acquired	998
Accounts payable	(171)
Current liabilities	(1,497)
Total liabilities assumed	(1,668)
Net tangible liabilities acquired	$ (670)

The allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed is as follows (in thousands):

Net tangible assets acquired	$ (670)
Acquired in-process technology	4,000
Goodwill	3,479
Core technology	12,600
Net assets acquired (Purchase Price)	$19,409

The core technology is being amortized straight-line over an estimated useful life of five years. No residual value has been estimated for the intangible asset.

Acquisition-Related Restructuring: During the fourth quarter of fiscal 2005, the Company finalized its plans to integrate the Elipsan operations. The plan included the integration of certain duplicative resources related to both severance and benefits in connection with the involuntary termination or

Note 17. Business Acquisitions (Continued)

relocation of employees and, accordingly, the Company recorded a $0.8 million reserve as of March 31, 2004. In fiscal 2005, the Company recorded an adjustment of $0.7 million as a reduction to the liability with a corresponding decrease to goodwill as the Company intends to retain these employees. The acquisition-related restructuring liabilities were accounted for under EITF No. 95-3 and therefore were included in the purchase price allocation of the cost to acquire Elipsan. As of March 31, 2005, the Company made payments of approximately $25,000 under the plan. The Company anticipates that the remaining restructuring reserve balance of approximately $45,000 will be paid out by the second quarter of fiscal 2007.

In-process Technology

As part of the purchase agreements of Snap Appliance, the IBM i/p Series RAID business, Eurologic and Elipsan, certain amounts of the purchase prices were allocated to acquired in-process technology which were determined through established valuation techniques in the high-technology computer industry and written off in the second quarter of fiscal 2005, first quarter of fiscal 2005, first quarter of fiscal 2004 and fourth quarter of fiscal 2004, respectively, because technological feasibility had not been established and no alternative future uses existed. The values were determined by estimating the net cash flows and discounting the estimated net cash flows to their present values. A summary of the amounts written off were as follows:

	Acquired In-Process Technology
	(in thousands)
Snap Appliance[1]	$2,200
IBM i/p Series RAID business[2]	3,000
Eurologic[3]	3,649
Elipsan[4]	4,000

(1) The identified in-process projects were related to operating system enhancements and system functionality improvements. As the Company intends to divest the systems business the in-process technology expense was reclassified to income (loss) from discontinued operations, net of income taxes, on the Consolidated Statement of Operations.

(2) The in-process projects were related to designing semiconductors and related boards and enhancements to RAID and firmware code. As the Company sold the IBM i/p Series RAID Business the in-process technology expense was reclassified to income (loss) from discontinued operations, net of income taxes, on the Consolidated Statement of Operations.

(3) The Company acquired various external and networked storage products that enable organizations to install, manage and scale multiterabyte storage products. The identified projects focus on increasing performance while reducing the storage controller form factor. As the Company intends to divest the systems business the in-process technology expense was reclassified to income (loss) from discontinued operations, net of income taxes, on the Consolidated Statement of Operations

(4) The in-process projects were related to the development of software modules to add additional functionality to the existing storage virtualization software as well as address specific customer needs.

Note 17. Business Acquisitions (Continued)

The net cash flows from the identified projects were based on estimates of revenues, cost of revenues, research and development expenses, including costs to complete the projects, selling, marketing and administrative expenses, royalty expenses and income taxes from the projects. The Company believes the assumptions used in the valuations were reasonable at the time of the acquisitions. The estimated net revenues and gross margins were based on management's projections of the projects and were in line with industry averages. Estimated total net revenues from the projects of Snap Appliance, the IBM i/p Series RAID business, Eurologic and Elipsan were expected to grow through fiscal 2009, fiscal 2009, fiscal 2008 and fiscal 2007, respectively, and decline thereafter as other new products are expected to become available. Estimated operating expenses included research and development expenses and selling, marketing and administrative expenses based upon historical and expected direct expense levels and general industry metrics. Estimated research and development expenses included costs to bring the projects to technological feasibility and costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" research and development) after a product is available for general release to customers. These activities range from 0% to 5% of net revenues for the in-process technologies.

The effective tax rate used in the analysis of the in-process technologies reflects a combined historical industry specific average for the United States Federal and state statutory income tax rates. The cost of capital reflects the estimated time to complete the projects and the level of risk involved. The following discount rates were used in computing the present value of net cash flows for the acquired companies: approximately 24% for Snap Appliance, between 23% and 28% for the IBM i/p Series RAID business, approximately 27% for Eurologic and approximately 63% for Elipsan.

The percentage of completion was determined using costs incurred by Snap Appliance, the IBM i/p Series RAID business, Eurologic and Elipsan prior to their respective acquisition dates compared to the estimated remaining research and development to be completed to bring the projects to technological feasibility. The Company estimated, as of the respective acquisition dates for, Snap Appliance, the IBM i/p Series RAID business, Eurologic and Elipsan, that the projects were approximately 25% complete, 50% complete, 60% complete and 28% complete, respectively. All projects outstanding as of the acquisition dates for Snap Appliance, Eurologic and Elipsan were completed as of September 30, 2005, March 31, 2004 and December 31, 2004, respectively. All projects outstanding as of the acquisition date for the IBM i/p Series RAID business ceased as of September 30, 2005 with the sale of the business.

The pro forma financial information for fiscal 2006 has not been disclosed as the acquisitions of the IBM i/p Series RAID business and Snap Appliance were included as part of discontinued operations.

Platys: In connection with the Platys Communications, Inc. ("Platys") acquisition in August 2001, $15.0 million of the cash payment was held back (the "General Holdback") for unknown liabilities that may have existed as of the acquisition date. In fiscal 2003 and fiscal 2004, the Company paid $10.7 million and $3.6 million, respectively, of the General Holdback to the former Platys shareholders or for the settlement of certain claims on their behalf. The remaining $0.7 million of the General Holdback will be paid to the Platys shareholders by the second quarter of fiscal 2007.

In fiscal years 2005 and 2004, the Company recorded reductions of $0.4 million and $1.3 million, respectively, of deferred stock-based compensation related to cancellations of assumed Platys stock options that were unvested and repurchases of unvested Platys restricted stock. In fiscal years 2005 and 2004, the Consolidated Statement of Operations included stock-based compensation expense with respect to the

Note 17. Business Acquisitions (Continued)

restricted stock and/or the unvested options of $2.0 million and $4.1 million, respectively. There was no deferred stock-based compensation expense nor reductions to deferred stock-based compensation related to cancellations of assumed Platys stock options in fiscal 2006.

Note 18. Supplemental Disclosure of Cash Flows

	Years Ended March 31,		
	2006	2005	2004
	(in thousands)		
Interest paid	$3,301	$4,308	$9,810
Income taxes paid	15,856	2,679	1,430
Income tax refund received	64	964	23,405
Non-cash investing and financial activities:			
Deferred stock-based compensation	—	3,598	—
Adjustment for deferred stock-based compensation	(444)	(563)	(1,323)
Common stock issued for acquisitions	—	3,464	1,582
Unrealized gain (loss) on available-for-sale securities	(2,687)	(2,732)	(1,709)
Restricted Stock	—	118	—

Note 19. Comparative Quarterly Financial Data (unaudited)

The following table summarized the Company's quarterly financial data:

	Quarters First	Quarters Second	Quarters Third	Quarters Fourth	Year
	(in thousands, except per share amounts)				
Fiscal 2006:					
Net revenues	$ 73,963	$ 84,937	$77,831	$ 73,414	$ 310,145
Gross profit	22,549	28,766	28,974	27,966	108,255
Loss from continuing operations	(11,914)	(95,993)	(2,614)	(4,175)	(114,696)
Income (loss) from discontinued operations, net of taxes	(24,059)	(9,813)	(647)	783	(33,736)
Net loss	(35,973)	(105,806)	(3,261)	(3,392)	(148,432)
Net loss per share:					
Basic					
Continuing operations	$ (0.11)	$ (0.85)	$ (0.02)	$ (0.04)	$ (1.01)
Discontinued operations	$ (0.21)	$ (0.09)	$ (0.01)	$ 0.01	$ (0.30)
Net loss	$ (0.32)	$ (0.94)	$ (0.03)	$ (0.03)	$ (1.31)
Diluted					
Continuing operations	$ (0.11)	$ (0.85)	$ (0.02)	$ (0.04)	$ (1.01)
Discontinued operations	$ (0.21)	$ (0.09)	$ (0.01)	$ 0.01	$ (0.30)
Net loss	$ (0.32)	$ (0.94)	$ (0.03)	$ (0.03)	$ (1.31)
Shares used in computing net (income) loss per share:					
Basic	112,445	112,965	113,531	114,678	113,405
Diluted	112,445	112,965	113,531	114,678	113,405
Fiscal 2005:					
Net revenues	$ 98,857	$ 99,969	$93,473	$ 78,958	$ 371,257
Gross profit	47,010	46,481	33,896	24,415	151,802
Income (loss) from continuing operations	2,093	12,470	16,965	(153,418)	(121,890)
Income (loss) from discontinued operations, net of taxes	(2,083)	(20,533)	5,524	(6,124)	(23,216)
Net income (loss)	10	(8,063)	22,489	(159,542)	(145,106)
Net income (loss) per share:					
Basic					
Continuing operations	$ 0.02	$ 0.11	$ 0.15	$ (1.37)	$ (1.10)
Discontinued operations	$ (0.02)	$ (0.19)	$ 0.05	$ (0.05)	$ (0.21)
Net loss	$ 0.00	$ (0.07)	$ 0.20	$ (1.43)	$ (1.31)
Diluted					
Continuing operations	$ 0.02	$ 0.10	$ 0.13	$ (1.37)	$ (1.10)
Discontinued operations	$ (0.02)	$ (0.15)	$ 0.04	$ (0.05)	$ (0.21)
Net loss	$ 0.00	$ (0.06)	$ 0.17	$ (1.43)	$ (1.31)
Shares used in computing net income (loss) per share:					
Basic	109,840	110,312	111,136	111,905	110,798
Diluted	111,536	134,140	134,517	111,905	110,798

Note 19. Comparative Quarterly Financial Data (unaudited) (Continued)

In the second quarter of fiscal 2006, the Company recorded an impairment charge of $90.6 million to write-off goodwill (Note 5), a gain of $12.1 million on the sale of the OEM block based systems business (Note 2), and a loss of $2.3 million on the disposal of the IBM i/p Series RAID business (Note 2). Also in fiscal 2006, the Company recorded a loss on disposal of assets of $1.6 million, (Note 10). In the fourth quarter of fiscal 2006, the Company recorded an impairment charge of $10.0 million related to its discontinued operations (Note 2). In the first quarter of fiscal 2005, the Company purchased the IBM i/p Series RAID business (Note 17) and made a payment of $1.3 million to NSE in the form of a license fee (Note 11). In the second quarter of fiscal 2005, the Company purchased Snap Appliance (Note 17). In the third quarter of fiscal 2005 the Company made acquisition related cash payments to former employees of Snap Appliance (Note 17), recorded a gain of $2.8 million on the sale of certain properties (Note 10), made a payment of $0.4 million to NSE in the form of a license fee (Note 11) and received a tax benefit from the settlements of disputes with the IRS (Note 12). In the fourth quarter of fiscal 2005, the Company recorded an impairment charge of $52.3 million to reduce goodwill related to its former Channel segment (Note 5), recorded charges of $0.9 million and $1.6 million for severance, benefits, loss on the sale of property and equipment and legal fees associated with the strategic alliances entered into with ServerEngines and Vitesse, respectively (Note 10), incurred $17.6 million in tax expense associated with the repatriation of $360.6 million in cash from its Singapore subsidiary and recorded a valuation allowance for deferred tax assets of $67.9 million (Note 12). The Company implemented restructuring plans in the fourth quarter of fiscal 2006, third quarter of fiscal 2006, first quarter of fiscal 2005, second quarter of fiscal 2005, third quarter of fiscal 2005 and fourth quarter of fiscal 2005. These actions affect the comparability of this data.

In the first quarter of fiscal 2006, there was a reclassification from previously reported amounts due to discontinued operations.

Note 20. Glossary

The following is a list of business related acronyms that are contained within this Annual Report on Form 10-K. They are listed in alphabetical order.

- **ASIC:** Application Specific Integrated Circuit
- **ATA:** Advanced Technology Attachment
- **CD:** Compact Discs
- **DAS:** Direct Attached Storage
- **DPS:** Data Protection Solutions
- **DSG:** Desktop Solutions Group
- **DVD:** Digital Versatile Discs
- **EDR:** Enterprise Data Replicator
- **ESPP:** Employee Stock Purchase Plan
- **FC/IP:** Fibre Channel over Internet Protocol
- **HBA:** Host Bus Adapter

Note 20. Glossary (Continued)

- **IC:** Integrated Circuit
- **I/O:** Input/Output
- **IP:** Internet Protocol
- **IPsec:** Internet Protocol Security
- **IRS:** Internal Revenue Service
- **IDE:** Integrated Drive Electronics
- **iSCSI:** Internet SCSI
- **IT:** Information Technology
- **NAS:** Network Attached Storage
- **NIC:** Network Interface Card
- **ODM:** Original Design Manufacturers
- **OEM:** Original Equipment Manufacturer
- **PC:** Personal Computer
- **PCI:** Peripheral Component Interconnect
- **RAID:** Redundant Array of Independent Disks
- **ROC:** Raid on Chip
- **SAN:** Storage Area Networks
- **SAS:** Serial Attached SCSI
- **SATA:** Serial Advanced Technology Attachment
- **SCSI:** Small Computer System Interface
- **SMI-S:** Storage Management Initiative Specification
- **TCP/IP:** Transmission Control Protocol/Internet Protocol
- **TOE:** TCP/IP Offload Engine
- **Ultra DMA:** Ultra Direct Memory Access
- **USB:** Universal Serial Bus
- **VAR:** Value Added Reseller
- **VHS:** Video Home System
- **WAN:** Wide Area Network

The following is a list of accounting rules and regulations and related regulatory bodies referred to within this Annual Report on Form 10-K. They are listed in alphabetical order.

- **APB:** Accounting Principles Board

Note 20. Glossary (Continued)

- **APB Opinion No. 20:** Accounting Changes
- **APB Opinion No. 25:** Accounting for Stock Issued to Employees
- **ARB:** Accounting Research Bulletin
- **EITF:** Emerging Issues Task Force
- **EITF No. 95-3:** Recognition of Liabilities in Connection with Purchase Business Combinations
- **EITF No. 96-18:** Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services
- **EITF No. 00-19:** Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's own Stock
- **EITF No. 04-08:** Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share
- **FASB:** Financial Accounting Standards Board
- **FIN:** FASB Interpretation Number
- **FIN 44:** Accounting for Certain Transactions Involving Stock Compensation
- **FIN 47:** Accounting for Conditional Asset Retirement Obligations
- **FSP:** FASB Staff Position
- **FSP 115-1 and FAS 124-1:** The Menaing of Other-Than-Temporary Impairment and Its Application to Certain Investments
- **FSP 143-1:** Accounting for Electronic Waste Obligations
- **SAB:** Staff Accounting Bulletins
- **SAB 107:** Share Based Payment
- **SEC:** Securities Exchange Commission
- **SFAS:** Statement of Financial Accounting Standards
- **SFAS No. 3:** Reporting Accounting Changes in Interim Financial Statements
- **SFAS No. 48:** Revenue Recognition When Right of Return Exists
- **SFAS No. 95:** Statement of Cash Flows
- **SFAS No. 123:** Accounting for Stock-Based Compensation
- **SFAS No. 123(R):** Share Based Payment
- **SFAS No. 142:** Goodwill and Other Intangible Assets
- **SFAS No. 143:** Accounting for Asset Retirement Obligations
- **SFAS No. 144:** Accounting for the Impairment or Disposal of Long-Lived Assets
- **SFAS No.** 146: Accouting for Costs Associated with Exit or Disposal Activities

Note 20. Glossary (Continued)

- **SFAS No. 148:** Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123
- **SFAS No. 151:** Inventory Costs—an amendment of ARB No. 43, Chapter 4
- **SFAS No. 154:** Accounting Changes and error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3
- **SOP:** Statement of Position
- **SOP No. 97-2:** Software Revenue Recognition
- **SOP No. 98-9:** Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Adaptec, Inc.

We have completed integrated audits of Adaptec, Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of March 31, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Adaptec, Inc. and its subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of March 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
June 13, 2006